 Exhibit 99.1
2024 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:
1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:
1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:
1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We follow the Golden Rule: we treat others as we would want to be treated.

5)
We are hard working but not at the expense of our families.

6)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

7)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

8)
We will never bet the company on any project or acquisition.

9)
We believe in having fun – at work!

2024 Annual Report
Fairfax Corporate Performance
(in US$ millions, except as otherwise indicated)(1)
	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Investments	Common shareholders’ equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25(4)	12	(1)	24	8	5	(1.35)
1986	4.25	12.75	39	5	69	30	7	0.98
1987	6.30	12.37	87	12	94	46	7	1.72
1988	8.26	15.00	112	12	112	60	7	1.63
1989	10.50	18.75	109	14	113	77	7	1.87
1990	14.84	11.00	167	18	289	82	6	2.42
1991	18.38	21.25	217	20	295	101	6	3.34
1992	18.55	25.00	237	8	312	113	6	1.44
1993	26.39	61.25	267	26	641	211	8	4.19
1994	31.06	67.00	465	28	1,106	280	9	3.41
1995	38.89	98.00	837	64	1,222	346	9	7.15
1996	63.31	290.00	1,082	111	2,520	665	11	11.26
1997	86.28	320.00	1,508	152	4,054	961	11	14.12
1998	112.49	540.00	2,469	280	7,868	1,365	12	23.60
1999	155.55	245.50	3,906	43	12,290	2,089	13	3.20
2000	148.14	228.50	4,157	76	10,400	1,941	13	5.04
2001	117.03	164.00	3,953	(407)	10,229	1,680	14	(31.93)
2002	125.25	121.11	5,105	253	10,597	1,760	14	17.49
2003	163.70	226.11	5,731	289	12,491	2,265	14	19.51
2004	162.76	202.24	5,830	53	13,461	2,606	16	3.11
2005	137.50	168.00	5,901	(447)	14,869	2,448	18	(27.75)
2006	150.16	231.67	6,804	228	16,820	2,662	18	11.92
2007	230.01	287.00	7,510	1,096	19,001	4,064	18	58.38
2008	278.28	390.00	7,826	1,474	19,950	4,866	18	79.53
2009	369.80	410.00	6,636	857	21,273	7,392	20	43.75
2010	376.33	408.99	5,967	336	23,300	7,698	21	14.82
2011	364.55	437.01	7,475	45	24,323	7,428	20	(0.31)
2012	378.10	358.55	8,023	527	26,094	7,655	20	22.68
2013	339.00	424.11	5,945	(573)	24,862	7,187	21	(31.15)
2014	394.83	608.78	10,018	1,633	26,193	8,361	21	73.01
2015	403.01	656.91	9,580	568	29,016	8,953	22	23.15
2016	367.40	648.50	9,300	(513)	28,431	8,485	23	(24.18)
2017	449.55	669.34	16,225	1,741	39,255	12,476	28	64.98
2018	432.46	600.98	17,758	376	38,841	11,779	27	11.65
2019	486.10	609.74	21,533	2,004	39,005	13,043	27	69.79
2020	478.33	433.85	19,795	218	43,171	12,521	26	6.29
2021(5)	636.89	622.24	26,468	3,401	53,023	15,200	24	122.25
2022(6)	762.28	802.07	30,696	3,374	55,480	17,780	23	131.37
2023	939.65	1,222.51	38,417	4,382	64,759	21,615	23	173.24
2024	1,059.60	2,000.00	42,282	3,875	67,366	22,960	22	160.56
Compound annual growth
	18.3%	17.9%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders’ equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2024; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Book value per share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated brands. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2024, Northbridge’s net premiums written were Cdn$3,049.5 million (approximately US$2,226 million). At year-end, the company had statutory equity of Cdn$2,391.7 million (approximately US$1,663 million) and there were 1,911 employees.
Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2024, Crum & Forster’s net premiums written were US$4,233.7 million. At year-end, the company had statutory surplus of US$2,696.6 million and there were 2,592 employees.
Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2024, Zenith National’s net premiums written were US$741.6 million. At year-end, the company had statutory surplus of US$705.8 million and there were 1,465 employees.
Global Insurers and Reinsurers
Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2024, Odyssey Group’s net premiums written were US$5,895.0 million. At year-end, the company had shareholders’ equity of US$7,442.3 million and there were 1,465 employees.
Brit, based in London, England, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. In 2024, Brit’s net premiums written were US$3,156.8 million. At year-end, the company had shareholders’ equity of US$2,510.8 million and there were 1,104 employees.
Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2024, Allied World’s net premiums written were US$5,049.1 million. At year-end, the company had shareholders’ equity of US$6,011.9 million and there were 1,667 employees.
International Insurers and Reinsurers
Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2024, Group Re’s net premiums written were US$469.5 million. At year-end, the Group Re companies had combined shareholders’ equity of US$822.0 million.
Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2024, Bryte Insurance’s net premiums written were ZAR 5,381.4 million (approximately US$294 million). At year-end, the company had shareholders’ equity of ZAR 3,903.2 million (approximately US$207 million) and there were 709 employees.
Eurolife General, based in Greece, writes general insurance in Greece and Romania. In 2024, Eurolife General’s net premiums written were €70.0 million (approximately US$76 million). At year-end, the company had shareholders’ equity of €66.1 million (approximately US$68 million) and there were 235 employees.
Gulf Insurance, based in Kuwait, writes general risk insurance and life and medical insurance across the Middle East and North Africa region through its subsidiaries. In 2024, Gulf Insurance’s net premiums written were KWD 506.4 million (approximately US$1,650 million), including net premiums written from its life insurance operations which are reported within the Life insurance and Run-off reporting segment. At year-end, the company had shareholders’ equity of KWD 242.8 (approximately US$787 million) and there were 3,709 employees.
Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2024, Falcon’s net premiums written were HKD 738.1 million (approximately US$95 million). At year-end, the company had shareholders’ equity of HKD 1,069.6 million (approximately US$138 million) and there were 70 employees.

Falcon Thailand, based in Bangkok, writes property and casualty insurance in Bangkok. In 2024, Falcon Thailand’s net premiums written were THB 1,708.9 million (approximately US$48 million). At year-end, the company had shareholders’ equity of THB 1,852.3 million (approximately US$31 million) and there were 321 employees.
Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2024, Pacific’s net premiums written were MYR 346.4 million (approximately US$76 million). At year-end, the company had shareholders’ equity of MYR 584.2 million (approximately US$131 million) and there were 439 employees.
AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2024, AMAG’s net premiums written were IDR 892.3 billion (approximately US$56 million). At year-end, the company had shareholders’ equity of IDR 2,860.2 billion (approximately US$178 million) and there were 761 employees.
Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2024, Fairfirst’s net premiums written were LKR 5,355.5 million (approximately US$18 million). At year-end, the company had shareholders’ equity of LKR 14,407.5 million (approximately US$49 million) and there were 783 employees.
Singapore Re, based in Singapore, underwrites general property and casualty reinsurance in the Asian region. In 2024, Singapore Re’s net premiums written were SGD 215.0 million (approximately US$161 million). At year-end, the company had shareholders’ equity of SGD 364.4 million (approximately US$267 million) and there were 81 employees.
Fairfax Central and Eastern Europe
Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2024, Colonnade Insurance’s net premiums written were US$263.3 million. At year-end, the company had shareholders’ equity of US$215.1 million and there were 706 employees.
Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2024, Polish Re’s net premiums written were PLN 764.2 million (approximately US$192 million). At year-end, the company had shareholders’ equity of PLN 609.7 million (approximately US$148 million) and there were 56 employees.
Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2024, Fairfax Ukraine’s net premiums written were UAH 6,979.6 million (approximately US$174 million). At year-end, the company had shareholders’ equity of UAH 3,972.7 million (approximately US$95 million) and there were 1,203 employees.
Fairfax Latin America
Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2024, Fairfax Brasil’s net premiums written were BRL 872.9 million (approximately US$163 million). At year-end, the company had shareholders’ equity of BRL 985.9 million (approximately US$160 million) and there were 331 employees.
Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2024, Fairfax Latam’s net premiums written were US$334.6 million. At year-end, the company had shareholders’ equity of US$231.5 million and there were 1,183 employees.
Life Insurance and Run-off
Eurolife, based in Greece, writes primarily life insurance in Greece and Romania. In 2024, Eurolife’s net premiums written were €180.4 million (approximately US$195 million). At year-end, the company had shareholders’ equity of €513.7 million (approximately US$532 million) and there were 222 employees.
The Resolution Group (TRG), based in Manchester, New Hampshire, manages run-off businesses and handles third party claims administration primarily in the U.S. under the RiverStone name. At year-end, TRG/RiverStone had shareholders’ equity of US$583.9 million and there were 423 employees.
Other
Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders’ equity of US$1,589.3 million.
Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes:
(1)
All of the above companies are wholly owned except for 90.0%-owned Odyssey Group, 83.4%-owned Allied World, 97.1%-owned Gulf Insurance, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 96.7%-owned Falcon Thailand, 80.8%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine, 80.0%-owned Eurolife and Eurolife General, and Fairfax India Holdings (95.2% voting control, 42.7%-owned).

(2)
The foregoing lists all of Fairfax’s operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 47.7% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 49.0% interest in Digit (a digital insurance company in India), a 32.4% interest in Digit Life (a life insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
After doubling over a blistering three years, our book value growth slowed its pace a bit and advanced another 14.5% in 2024. As milestones go, 2023 saw the stock cross Cdn$1,000 for the first time and December of 2024 saw it pass the Cdn$2,000 level. The 64% surge in share value in 2024 has long-term shareholders sitting on a gain of 600x from our very humble beginnings in 1985 when the stock debuted at Cdn$3.25.
We had another year of strong performance, with record underwriting profits of  $1.8 billion1 on record gross premiums of  $33 billion, record interest and dividend income of  $2.5 billion and net earnings of  $3.9 billion or $161 per share. In 2022, we told you we had moved into an unprecedented position of strength in underwriting profits, investment income and share of profit from our associated and non-insurance consolidated investments. That trend continued in 2023 and now again in 2024. We have reasonable expectations (but offer no guarantees!) for Fairfax to continue to post consolidated operating income at close to the current level for several years. Higher bond yields have removed a significant drag on returns of past years.
Since we began in 1985, 39 years ago, our book value per share has compounded at 18.7% per year (including dividends) while our common stock price has compounded at 19.2% (including dividends) annually. As I have mentioned previously, our success throughout our history and again in 2024, has come under a decentralized structure with outstanding management executing a disciplined approach to underwriting.
Over the years, those who have followed Fairfax, read our letters and attended our annual meeting, are well aware that we are passionately devoted to the decentralized operating philosophy. This year, I want to spend more time on this subject. Aside from helping inform our shareholders about our thinking in the past and present, I have an ulterior motive that comes from an eye on the future. As Fairfax rolls into the future, your Chairman (gradually) passes leadership to the next generation, and they, in turn, to later generations; it is very important that we memorialize why decentralization is such a critical feature of Fairfax. I want and expect Fairfax to thrive over the next 100 years, and well beyond. To do so, I believe it is of paramount importance that we never abandon our decentralized approach!
So, why are we so fervently attached to this model? At its foundation, decentralization places its faith in the many rather than the few. Embedded in the Guiding Principles, which we have published every year in this report, is our deep and abiding respect for the fact that we are all created equal before God. All of our offices display prominently The Golden Rule; treat others as you want to be treated yourself as depicted in all the religions of the world. All of our CEO’s have a plaque with the following quote Ronald Reagan loved so much and kept on his desk: “There is no limit to what a man can do or where he can go if he doesn’t care who gets the credit.” Decentralization is the best system for unleashing the power of the many, rather than being limited to the talents of the few. And it aligns so perfectly with the foundational values of Fairfax since its inception. Our optimism in what empowered people can accomplish is unbounded!
What are the advantages of an empowering, decentralized operating system? Let me count the ways:
1.
Ownership and Accountability

Each of our CEO’s is given full autonomy over all underwriting and operational functions within their company, other than investments. They set strategy and tactics. They are responsible for managing risk within the limits of their allocated capital. Accordingly, they are fully accountable for underwriting performance and its results. The decisions implemented in their companies are their own, not those passed down from above.
2.
Management Retention

A direct benefit of this Ownership Culture is the exceptional continuity of management we enjoy at Fairfax. As I write this, our Presidents and Senior Executives at Fairfax average close to 20 years of service. We are big believers in the benefits that come from this continuity. Rather than shuttling in new leaders every four or five years, our companies are able to continually build on success, without undergoing the strategic U-turns that management turnover often brings.

1
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated. Some numbers may not add due to rounding. Certain of the performance measures and ratios in this letter do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies. See the Glossary of Non-GAAP and Other Financial Measures in the MD&A (MD&A Glossary) and the Appendix to Chairman’s Letter to Shareholders (Appendix) for details.

3.
Flexibility and Nimbleness

The autonomy our companies enjoy allows a degree of operating agility absent from large, centralized organizations. Our performance during the recent hard market years of 2020 to 2023 bear this out, as we advantageously expanded at an industry leading pace! We rely on the expertise and judgment at each of our companies, and we do not prescribe from the top. For example, when the cyber insurance market underwent radical change at the end of 2020, we had four of our major companies dramatically expand their activity, each pursuing a different strategy. Had we imposed a one-size-fits-all approach to this challenging class, the growth would have been a fraction of what it was.
4.
Reduced Leakage from Acquisitions

We do not, as a general rule, look to integrate acquisitions into existing operations, which means we keep much more of the business and people we acquire. Our industry is replete with examples of acquisitions that have little to show after three or four years because people have left and portfolios have melted away!
5.
Financial Flexibility

Maintaining independent, separately capitalized companies gives us a source of financial flexibility. While it will always be the case that none of our companies is for sale, there may be times it makes sense for us to sell a minority stake. Witness the sale of 10% of Odyssey a few years ago, enabling us to make a large share re-purchase at an opportune time.
At Fairfax, for today and the future, we believe the best conditions for operating success depend on the Three Ts:
1.
Trust must be reciprocal between the holding and operating companies. Trust has to be earned and its strength increases over time. Decentralization cannot work without it.

2.
Transparency with clear and open communication is required at all times.

3.
Talent is necessary to operate successfully at a high level in a challenging industry.

There are those who might look at Fairfax from the outside and lay out a plan that would, on paper, describe myriad benefits to be obtained by abandoning our approach. They would do so without being able to quantify the intangible benefits we enjoy. It is vitally important to me that the Fairfax approach does not change because I believe our long-term success depends on it!!
The table below shows our growth since 2017, after we purchased Allied World. We have benefited greatly from a hard market in insurance that began in 2019.
	Gross Premiums Written			Average Combined Ratio
	2017	2024	% Change
	($ billions)
Northbridge	1.2	2.5	113%	91%
Odyssey Group	2.7	6.2	129%	95%
Crum & Forster	2.1	5.6	165%	96%
Brit	2.0	3.8	84%	98%
Allied World	3.1	7.1	131%	92%
Total	13.8	32.5	136%	95%
We have more than doubled the premium since 2017, almost all of it organic growth, with the exception of the acquisition of GIG. Our underwriting profitability in the last eight years is shown below:
	2017	2018	2019	2020	2021	2022	2023	2024
	($ billions)
Underwriting profit (loss)	(0.6)	0.3	0.4	0.3	0.8	1.1	1.5	1.8
Catastrophe losses	1.3	0.8	0.5	0.6	1.1	1.3	0.9	1.1
Reserve redundancy	0.5	0.8	0.5	0.5	0.4	0.2	0.3	0.6
The table above shows the consistent underwriting profit record in the last eight years, with the exception of 2017, which was impacted by hurricanes. More recently, we have been able to absorb catastrophe losses of  $1 billion and still show an underwriting profit because of a very large globally diversified premium base. Reserve redundancies

FAIRFAX FINANCIAL HOLDINGS LIMITED

have averaged $0.5 billion per year or 3% of premiums over the last eight years. (We have actually had redundancies for the last 18 years.) You can see why we think we have one of the best property and casualty insurance companies in the world.
Our interest and dividend income has increased significantly in the last seven years as shown in the table below. This has resulted from a higher investment portfolio and the ability to take advantage of rising interest rates by not reaching for yield in the 2019 – 2022 period.
	2017	2018	2019	2020	2021	2022	2023	2024
	($ billions)
Interest and dividend income	0.6	0.8	0.9	0.8	0.6	1.0	1.9	2.5
Share of profit (loss) of associates	0.2	0.2	0.2	(0.1)	0.4	1.0	1.0	1.0
Total investment portfolio	39.3	38.8	39.0	43.2	53.0	55.5	64.8	67.4
Our underwriting profit and investment income (interest and dividend income and profit from associates) has resulted in our operating income increasing to record levels as shown below.
	2017	2018	2019	2020	2021	2022	2023	2024
	($ billions)
Re/insurance adjusted operating income (loss)	(0.2)	1.0	1.1	0.9	1.6	2.6	3.9	4.8
As I have said to you before, this increase in operating income and the fact that we expect we can maintain this operating income for the next four years has transformed Fairfax in the last few years. Of course, this has been magnified by the significant decrease in the shares outstanding through our stock buybacks as shown below:
	2017	2018	2019	2020	2021	2022	2023	2024
	(millions)
Shares outstanding	27.8	27.2	26.8	26.2	23.9	23.3	23.0	21.7
The table below shows the key operating metrics for Fairfax on a per share basis:
	2017	2024	% Change
Per Share	($)
Gross premiums	499	1,501	201%
Float	826	1,703	106%
Investment portfolio	1,415	3,109	120%
Common shareholders’ equity	450	1,060	136%
Re/insurance adjusted operating income (loss)	(8)	220
We can see sustaining our consolidated operating income for the next four years at $5 billion (again, no guarantees) consisting of underwriting profit of  $1.5 billion or more, interest and dividends of  $2.5 billion and income from associates and non-insurance consolidated income of  $1 billion or about $150 per share after taxes, interest expense, corporate overhead and other costs. These figures are all, of course, before fluctuations in realized and unrealized gains and losses in stocks and bonds!
On a per-share basis, our shareholders’ equity or book value per share has increased 136% over the same period and the operating income of our insurance and reinsurance operations (before fluctuations in stock and bond prices) increased from a loss of  $8 per share to a gain of  $220 per share. To be clear, we expect to make significant profits from our common stock positions – but we don’t know when! Remember we have $17.5 billion in common stock investments on which we expect to realize significant profits over time. Since inception, we have recorded approximately $19 billion in total gains; $10.6 billion in common stock gains, $4.6 billion in bonds, $2.1 billion in CDS and the rest includes gains on non-consolidated insurance operations including ICICI Lombard and Digit Insurance, foreign exchange and others. As I have mentioned before, our operating income will give us a lot of stability going forward but realized gains on common stocks, bonds and other investments, even though lumpy, will be significant over the long term.
We continue to encourage all our employees to be shareholders of Fairfax. We think it will be a great investment for them over the long term and great for the company to have our employees as shareholders in the company. After all, no one washes a rental car! As part of that initiative, close to 10 years ago we decided to have a general principle that our annual bonuses to senior executives across the company would be awarded 50% in cash and 50%

in Fairfax shares that vest in five years. As these bonus shares are awarded, the company buys the shares in the market (which comes out of shares outstanding) and they are recorded as treasury shares, as shown in the table below. As the shares are vested and or exercised, the shares are then reissued and come out of treasury shares and back into shares outstanding. You can see over the years our treasury shares have increased from approximately 400,000 to almost 2 million today – we think this is fantastic and hope they continue to grow over time. You will notice that the treasury shares acquired have remained relatively consistent over the last 10-year period especially when compared to our increased employee numbers. Our total compensation, including benefits, paid to our employees worldwide was $2.6 billion in 2024 of which $240 million was awarded in Fairfax shares. As I have said in the past, we would love to have all our employees as owners of Fairfax. Of course, no new shares are issued for these plans. They are all bought in the market.
	Treasury Shares	Acquired in the Year	Reissued in the Year
	(in millions)
2014	0.4
2015	0.6	(0.2)	0.1
2016	0.7	(0.1)	0.0
2017	0.9	(0.3)	0.0
2018	1.2	(0.4)	0.1
2019	1.4	(0.2)	0.1
2020	1.7	(0.5)	0.1
2021	1.9	(0.3)	0.1
2022	2.0	(0.3)	0.1
2023	2.0	(0.1)	0.2
2024	2.0	(0.2)	0.2
Fairfax also has an Employee Stock Ownership Plan that is available to essentially every employee in the company. The plan offers each employee the opportunity to take up to 10% of their salary annually in Fairfax shares. The company will automatically match 30% and then if certain targets are met (primarily underwriting profit) the company matches an additional 20%. The participation rates differ by company but generally for our large companies, we have approximately 60% participation and it has been increasing over time (more on this plan in the Miscellaneous section).
Here’s how our insurance companies performed in 2024 (on an undiscounted basis):
	Underwriting Profit (Loss)	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Catastrophe Losses	Increase in Gross Premiums 2024 vs 2023
Northbridge	232	89%	3%	86%	3%
Odyssey Group	505	91%	8%	83%	(1)%
Crum & Forster	208	95%	1%	94%	8%
Zenith	7	99%	0%	99%	(1)%
Brit	191	94%	6%	87%	1%
Allied World	545	89%	5%	84%	5%
International Re/Insurers (excl. Gulf)	118	95%	3%	92%	5%
Gulf Insurance	(14)	101%	2%	99%	NA
Consolidated	1,791	93%	4%	88%	13%

FAIRFAX FINANCIAL HOLDINGS LIMITED

These record underwriting results were due to the outstanding Presidents and management teams we have at each of our decentralized insurance companies (26 in total). We list them here for you and the tenure of each of the Presidents.
Company	President	Years with Fairfax	Years with the Company
Northbridge	Silvy Wright	31	31
Odyssey Group	Carl Overy	24	24
Crum & Forster	Marc Adee	25	25
Zenith	Davidson Pattiz	15	19
Brit	Martin Thompson	4	3
Allied World	Lou Iglesias	8	13
Gulf Insurance Group	Khaled Saoud al Hasan	15	47
GIG Gulf	Paul Adamson	4	24
Falcon (Hong Kong)	Jeff Sung	2	2
Falcon (Thailand)	Sopa Kanjanarintr	17	17
Pacific (Malaysia)	David Selvanesan	5	5
AMAG (Indonesia)	Pakaj Oberoi	8	8
Fairfirst (Sri Lanka)	Sandeep Gopal	5	5
Singapore Re	Phillippe Mallier	28	4
Bryte (South Africa)	JP Blignaut	8	12
Colonnade (CEE)	Peter Csakvari	10	10
Polish Re	Jacek Kugacz	16	29
ARX Insurance (Ukraine)	Andrey Peretyazhko	5	19
Universalna (Ukraine)	Oleksiy Muzychko	5	16
Fairfax Brasil	Bruno Camargo	15	15
Southbridge Colombia	Marta Lucia Pava	8	18
Southbridge Chile	Fabiana de Nicolo	8	10
Southbridge Uruguay	Marcelo Lena	8	25
La Meridional (Argentina)	Frederico Guthman	8	17
Eurolife (Greece)	Alex Sarrigeorgiou	8	21
RiverStone	Bob Sampson	28	28

Fairfax Insurance Group	Andy Barnard	29
Fairfax Insurance Group	Brian Young	29
Fairfax Asia	Gobi Athappan	24
Fairfax Latam	Fabricio Campos	8
Fairfax International	Bijan Khosrowshahi	15
We had another record underwriting profit again in 2024 of  $1.8 billion as almost all our major insurance companies had a combined ratio in the mid-90s or below, despite absorbing catastrophe losses of  $1.1 billion. Our reserves continue to be very strong with favourable development in 2024 of  $594 million. Because of the acquisition of GIG, gross premiums grew 13% (3% excluding GIG) in 2024. We are focused on disciplined underwriting at Fairfax, not just growing the top line!
In 2024, Northbridge and Allied World tied for the lowest combined ratio of 89%. Allied World and Odyssey produced record underwriting profits of $545 million and $505 million, respectively. Brit had another strong year with a combined ratio of 94%, or 92% excluding the results of Ki. Beginning in 2025, Ki, which has been hugely successful, will report and operate separately from Brit. Crum & Forster expanded the most out of our largest companies in 2024, growing 8% while posting a 95% combined ratio. Gulf Insurance, consolidated into our results for the first time, had a combined ratio of 100.9%. Included in the combined ratio was 3.2 points of one-off acquisition accounting adjustments. Excluding these, Gulf Insurance produced an underwriting profit despite some significant catastrophes in the region in 2024.

Given the excellent results we have achieved in 2024, we felt we should show you again the full Team Fairfax that runs our company:
	Title	Years with Fairfax
Fairfax Officers*
Jennifer Allen	VP & Chief Financial Officer	19
Bryan Bailey	VP, Tax	8
Derek Bulas	VP, Chief Legal Officer & Corporate Secretary	13
Peter Clarke	President & Chief Operating Officer	27
Jean Cloutier	VP & Chairman International	31
Olivier Quesnel	VP & Chief Actuary	18
Thomas Rowe	VP, Corporate Affairs	9
John Varnell	VP, Corporate Development	38
Michael Wallace	VP, Insurance Operations	5
Fairfax Investment Committee*
Brian Bradstreet	Sr. Managing Director, Fixed Income	39
Wade Burton	President & Chief Investment Officer – HWIC	18
Lawrence Chin	Chief Operating Officer – HWIC	10
Peter Clarke	President & Chief Operating Officer – Fairfax	27
Roger Lace	Chairman – HWIC	40
Quinn McLean	Sr. Managing Director, Middle East & Africa	15
Chandran Ratnaswami	Sr. Managing Director, Asia	32
Kleven Sava	Managing Director, Fixed Income	17

*
All members of the Fairfax Executive Committee

In May 2024, with great sadness, we reported that two of our key leaders passed away. Rick Salsberg joined Fairfax in 1988 after acting as counsel to Fairfax on every major transaction we undertook since our founding in 1985. Rick served as Vice President – Corporate Affairs and Corporate Secretary for Fairfax, and provided strategic advice and guidance on countless transactions undertaken by the company over the years. For all of Fairfax’s history, Ricky has acted as our consigliere and has always represented the true heart and soul of the company. He loved Fairfax and we could not have achieved the success we have had without him. Ricky was our partner, trusted friend and indispensable advisor for 38 years and all of us here at Fairfax loved him, as did his family, friends, neighbours and business colleagues. We extend our deepest condolences to Lynne and the Salsberg family. As an aside, Ricky has edited these letters since we began in 1985. I, for one, will miss him greatly.
Mr. Athappan, Chairman and Chief Executive Officer of Fairfax Asia for the last 22 years who passed away on May 22, 2024, was a driving force in developing Fairfax’s insurance operations in Southeast Asia. He made invaluable contributions to the success of Fairfax and Fairfax Asia over these years through his leadership, mentorship and guidance. Mr. Athappan was an exceptional leader with an incredible track record of success. He was a trusted and valued colleague, but most importantly, he was a very good friend of mine and many others here at Fairfax. We extend our deepest condolences to his sons Gobi and Nandu and their families.
To remember Rick, who was the heart and soul of Fairfax, we have instituted the Rick Salsberg prize that will be awarded each year at our AGM to the one person who most represents our culture. Also in honour of Rick, our charitable foundation made a gift that resulted in the creation of an annual Eric Salsberg Memorial Leadership Lecture series at the University of Toronto Faculty of Law, as well as the Eric Salsberg Memorial Prize, available to graduates of the University of Toronto Faculty of Law, to be awarded to the student who has displayed the greatest interest in extra-curricular work of an academic nature. The inaugural Eric Salsberg Memorial Lecture is expected to be hosted at the Faculty of Law later in 2025 and we look forward to continuing to celebrate Rick’s legacy at that event.
To remember Mr. Athappan, who was one of the world’s best underwriters, we have instituted a prize that will be awarded at our AGM to one company each year for underwriting excellence. Also, we have established the Mr. Athappan Underwriting Academy in Singapore to train our underwriters across Fairfax in the methods used by Mr. Athappan.

FAIRFAX FINANCIAL HOLDINGS LIMITED

They say everything comes in threes! On February 27, 2025, just before this annual report was published, Vinodh Loganadhan, my brother-in-law, and Vice President, Administrative Services, passed away after suffering a cardiac arrest almost two years ago. Vinodh was an invaluable and integral part of the Fairfax family for over 15 years and, in effect, was my chief of staff. He was our go-to guy for just about anything that happened at Fairfax and we were the fortunate beneficiaries of his wonderful sense of humour and his sage advice on many diverse matters. He has left an indelible mark on how we organize all our events, be it our AGM, our anniversary events and anything that had to do with how our offices operate. As he travelled with me, he got to know all our companies across the world and was loved by all. Vinodh was a gentle soul and reflected our culture extremely well. We were blessed to have Vinodh as part of our Fairfax family and I, personally, was very blessed to have him in my own family. He will be missed but never forgotten. Our deepest condolences to his wife Breda and their children, Ryan and Cara.
Vinodh had a cardiac arrest because he did not know that one of his arteries was 99% blocked and needed a stent. Because of Vinodh, we have initiated a simple testing of the heart across all our companies in the world for any employee 50 years or older and their spouse. Already, we have saved about 10 employees in North America who needed a stent and didn’t know about it. Vinodh’s legacy!
Brian Young has now officially joined Andy Barnard (who is now Chairman) as President of the Fairfax Insurance Group. Peter and I are excited about our insurance companies’ prospects with Andy and Brian leading the charge. Brian retires from the Odyssey Group with a record underwriting profit of  $505 million and a combined ratio of 91% in 2024. He averaged a stellar combined ratio of 93% during the 13 years he was CEO of Odyssey Group and delivered reserve redundancies every year for 13 years. Tough to beat that record but we have a worthy successor in Carl Overy who has been with Odyssey for more than 20 years. Our depth of talent has set the table for our future success.
In addition to the changes at Odyssey Group we had a number of other planned successions – always internal – at our other insurance companies. Gobi Athappan was appointed Chairman and Chief Executive Officer of Fairfax Asia. Gobi has done an outstanding job with Fairfax and Fairfax Asia and has run a number of the Asian operations over his 23 years. He will report to Brian Young. At Bryte, Edwyn O’Neill moved to Chairman after running the company for 12 years, passing the CEO reins to JP Blignaut. JP has been with the company 12 years and his previous role was CEO of its South African general insurance operation. Zenith announced that effective January 1, 2025, Davidson Pattiz will become CEO of Zenith Insurance. Over the last 20 years Davidson has held increasingly broader leadership roles at Zenith, most recently as President. Kari, who has done an outstanding job leading Zenith over the past 10 years will remain as Executive Chair. Lastly it was also announced that effective January 1, 2025, Bob Sampson will be appointed CEO of Riverstone. Bob has been with Riverstone for 28 years and he will ensure Riverstone continues to thrive. Nick Bentley, who has done an outstanding job leading Riverstone over the last 16 years, will remain as Chairman of Riverstone. A big thank-you to Nick, Kari and Edwyn for their many years of hard work and dedication, and, most importantly they have left their companies in strong capable hands going forward. Succession at Fairfax is always internal!
As planned, Kamesh Goyal led a very successful IPO for Digit Insurance on May 23, 2024 at Rs272 per share with a market cap of  $3 billion. After selling 6.3% and Digit Insurance raising new capital through an IPO, Fairfax owns indirectly approximately 60% of Digit Insurance. Until the Digit Insurance company and holding company are merged, we have not reflected the mark-to-market gain on our 49% of common shares in Digit ($110 million as of December 31, 2024). From a standing start seven years ago, Digit has 4,500 employees, $1.2 billion in premium and net profit of just under $100 million in 2024. Kamesh and Digit are on their way!
In 2024, to refinance maturing bonds, redeem some preferred shares, increase our ownership in Brit to 100% and increase cash at the holding company, we issued our first 30-year bond in 27 years. To be precise, we issued three of them. First, $1 billion in the U.S. with a coupon of 6.35% in March 2024, followed by another $600 million with a coupon of 6.1% in June and then Cdn$250 million with a coupon of 5.23% in November. We also reissued an existing 10-year bond issue in the U.S. and issued a new 10-year bond in Canada. These issues refinanced $1.0 billion of bonds maturing in 2024 and 2025 and enabled us to redeem $227 million of preferred shares in 2024 and additional $352 million in the first quarter of 2025.
It was another year with positive movements in our ratings. Standard & Poor’s upgraded our financial strength ratings and debt ratings to A+ and BBB+ and kept us on positive outlook. AM Best and Fitch placed our debt ratings on positive outlook while Moody’s and DBRS affirmed our ratings. We look to continue this momentum through the strong performance of our insurance and reinsurance companies and the overall financial strength of Fairfax.

This is the second year we are reporting under IFRS 17, and, as we said last year we continue to manage our insurance operations on an undiscounted basis. As we provided last year, for informational purposes the table below shows the effects of discounting on our pre-tax earnings. The discounting and change in risk adjustment resulted in a pre-tax benefit to earnings of  $168 million this year compared to $111 million last year. The total discount and risk adjustment carried on our balance sheet at December 31, 2024 was $5.8 billion and $2.5 billion (2023 – $5.4 billion and $2.3 billion).
	2024	2023
Current year discounting	1,658	1,848
Changes in the risk adjustment	(211)	(131)
Unwinding of discount on prior years	(1,481)	(1,388)
Effect of changes in interest rates on discounting	201	(218)
Total pre-tax benefit in consolidated statement of earnings	168	111
Effect of changes in interest rates on discounting	201	(218)
Net investment gains (losses) on bonds	(731)	714
Net effect of changes in interest rates	(530)	496
You can see in the table that the effect of changes in interest rates on discounting has an opposite effect compared to the changes in interest rates on our bond portfolio. This year, the net effect of changes in interest rates was a pre-tax loss of  $530 million (interest rates went up) versus a $496 million pre-tax gain in 2023 (interest rates went down). This is a benefit of IFRS 17 accounting in that it reduces the volatility of earnings from movements in interest rates.
On October 1, 2024, we purchased 100% of Sleep Country, which was listed on the TSX, at Cdn$35 per share or $881 million. Sleep Country is Canada’s preeminent mattress retailer. Under Christine Magee and Steve Gunn’s leadership, it has grown to over 300 locations since it was founded by them in 1994. It has an approximately 40%-market share in Canada with an industry leading omnichannel platform, high margins and substantial free cash flow. In 2005, Sleep Country acquired Dormez-Vous in Quebec, a mattress company that was begun by Stewart Schaefer, also in 1994. Since the acquisition, Stewart has gradually run different aspects of the Sleep Country operations including marketing and real estate and has effectively run Sleep Country for the last 10 years. Stewart is an outstanding entrepreneur, and we are very excited to partner with him as he continues to expand Sleep Country in Canada and beyond. We acquired Sleep Country at 14x free cash flow.
In 2017, we first acquired a 43% interest in Peak Achievement with our partner Sagard Holdings (Power Corp.), led by Paul Desmarais III, for $154 million. Since our purchase, Fairfax has received $132 million in dividends. In 2024, Sagard decided to sell its interest to us for $326 million ($439 million including other minority investors). We have been very impressed with the leadership of Ed Kinnaly and his management team at Peak and look forward to a long partnership. Peak is carried on our balance sheet at 8.5x free cash flow.
Early in 2025 we invested in the Berkley Group, the largest independent timeshare company in the United States. Caroline Shin and her team at Vacatia are partners with us on this investment. This investment results in us owning 4,950 full-service vacation units mostly located in Las Vegas, Orlando and other high-traffic vacation areas in the U.S. There is great opportunity, for Caroline and her team to generate additional overnight rental income from the huge stock of nightly vacancies. In fact, her group at Vacatia made investments in five smaller timeshare assets from 2019 to 2024 and this strategy helped to generate strong growth in EBITDA and free cash flow. Her experience designing Hotwire online booking software and as an executive at Starwood is perfect for what Vacatia is trying to do with Berkley. Our total cash investment was $835 million comprised of a senior secured loan, preferred shares, a mortgage backed loan and common shares. We are very excited to work together with Caroline and her team at Vacatia on this investment.
On December 13, 2024 we purchased the remaining shares of Brit from OMERS, increasing our ownership from approximately 86% to 100%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

After 39 years, here’s what our insurance business looks like worldwide:
			Gross Premiums Written
	Ownership	Country		% of Total	Combined Ratio	Investment Portfolio
Northbridge	100%	Canada	2,511	8%	89%	4,711
Crum & Forster	100%	United States	5,626	17%	95%	8,602
Zenith	100%	United States	730	2%	99%	1,704
North American Insurers			8,867	27%	94%	15,017
Odyssey Group	90%	United States	6,245	19%	91%	15,976
Brit	100%	United Kingdom	3,760	12%	94%	7,141
Allied World	83%	Bermuda	7,150	22%	89%	14,010
Global Insurers and Reinsurers			17,155	53%	91%	37,126
Falcon	100%	Hong Kong	123	0%	95%	287
Falcon	97%	Thailand	101	0%	99%	52
Pacific	85%	Malaysia	209	1%	97%	218
AMAG	80%	Indonesia	166	1%	94%	174
Fairfirst	78%	Sri Lanka	39	0%	100%	55
Singapore Re	100%	Singapore	312	1%	83%	482
Asian Insurers and Reinsurers			950	3%	92%	1,267
Fairfax Brasil	100%	Brazil	308	1%	94%	264
Southbridge Colombia	100%	Colombia	259	1%	96%	207
Southbridge Chile	100%	Chile	352	1%	87%	153
Southbridge Uruguay	100%	Uruguay	24	0%	89%	21
La Meridional	100%	Argentina	308	1%	99%	148
South American Insurers			1,252	4%	94%	793
Bryte	100%	South Africa	414	1%	95%	359
Colonnade	100%	Luxembourg	335	1%	96%	446
Polish Re	100%	Poland	205	1%	99%	284
Fairfax Ukraine	70%	Ukraine	179	1%	96%	133
Eurolife General	80%	Greece	108	0%	103%	196
Gulf Insurance	97%	Kuwait	2,736	8%	101%	2,335
Group Re	100%	Barbados	327	1%	94%	1,269
Other International Insurers and Reinsurers			4,304	13%	98%	5,022
International Insurers and Reinsurers			6,505	20%	97%	7,082
Other(1)						8,498
Consolidated Insurers and Reinsurers			32,527	100%	93%	67,723
BIC(2)	35%	Vietnam	215		96%	274
Digit	49%(3)	India	1,200		109%	2,212
Non-consolidated Insurance Companies(4)			1,415		107%	2,486
Total			33,943		93%	70,209

(1)
Includes Life insurance, Run-off and other investments in associates

(2)
As at and for the twelve months ended September 30, 2024

(3)
60% upon conversion of securities, once regulatory approval is received

(4)
Based on 100% level

As the table shows, including our non-consolidated insurance companies, we have $34 billion in gross premiums with an investment portfolio of  $70 billion. Our size now ranks us in the top 20 property and casualty companies globally. We have built one of the premier insurance businesses in the world – fully decentralized and run by our Presidents. We have foregone the cost synergies that might have come from centralization in exchange for highly-empowered entrepreneurial companies that are nimble, team-oriented and provide outstanding service to our customers all over the world. And they do it all within our unique fair and friendly culture. We value people – not expense savings at Fairfax! In fact, we hope we never have to lay off 5%-10% of our staff as many businesses tend to do these days. We consider Fairfax to be one big family, focused on long-term performance.
We have over 250 profit centres across our group. Each profit centre is focused on a unique set of customers, geographies or products that benefit from market leadership, product knowledge and the ability to provide excellent customer service. These profit centres facilitate transparency, enabling Andy Barnard, Brian Young and Peter Clarke to effectively monitor the insurance operations. Empowerment thrives at Fairfax. We are always working on making our companies more indispensable to our customers.
Of the $33 billion of our consolidated gross premiums, North America continues to account for 68%. Brit and Ki at Lloyd’s accounts for 12% and the remaining 20% is widely dispersed in the Middle East (8%), Asia (3%), Latin America (4%) and other international locations (5%).
We continue to expect significant growth in our insurance operations in under-penetrated markets in countries outside North America and Europe.
I wrote last year that I hoped that the war in Ukraine will be over before I write next year’s shareholders letter – unfortunately that did not happen but perhaps it might happen soon! With that said our Ukrainian operations continue to make the most out of a very difficult situation. The war has now been going on for just over three years and the human losses have been horrific. Working under these conditions our three Presidents in Ukraine – Andrey Peretyazhko, Oleksiy Muzychko and Svyatoslav Yaroshevych with great support from Jean Cloutier of Fairfax, – continue to do an outstanding job looking after the safety of our employees and their families, while at the same time producing strong results. Our thoughts and prayers continue to be with our employees, their families and all of the people of Ukraine. We will continue to do whatever we can to support them until this war is over.
A big strength we have in insurance is the float it generates. Here’s our growth since 1985.
	Gross Premiums Written		Float
	$ billions	$ per Share	$ billions	$ per Share
1985	0.02	3	0.01	$2 1∕2
1990	0.1	15	0.2	30
1995	0.9	104	0.7	74
2000	3.7	284	5.9	449
2005	5.5	310	8.8	492
2010	5.4	263	13.1	641
2015	8.3	375	17.2	775
2020	19.0	725	24.3	927
2024	32.5	1,501	36.9	1,703
In the last four years, our gross premiums per share have increased by 107% and float per share by 84% – a compound growth rate of 20% and 16%, respectively.
Since 2021, we have shown the table below of our largest common stock holdings in each of three buckets: Common stocks, which are marked to market; common stocks of associates, which are equity accounted; and common stocks, which are consolidated. The table shows you for each bucket, as at December 31, 2024, the shares we own and the per-share carrying values and market values of those shares. At year-end, the total market value of

FAIRFAX FINANCIAL HOLDINGS LIMITED

these common stock holdings exceeded their total carrying value by $1.5 billion. As at February 28, 2025, the total market value exceeded the total year-end carrying value by approximately $1.7 billion.
Common Stock Holdings as at December 31, 2024
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value	Unrealized gain (loss)
	(millions)		($)	($)
Common Stocks – Mark to Market
Commercial International Bank	215.5	7%	1.53	1.53	329	329
Orla Mining	56.8	18%	5.47	5.47	311	311
Occidental Petroleum	5.5	1%	49.41	49.41	272	272
Foran Mining	96.9	23%	2.70	2.70	262	262
Metlen Energy(1)	6.7	5%	34.31	34.31	230	230
Blackberry	45.8	8%	3.78	3.78	173	173
Kennedy Wilson(2)	13.3	10%	10.00	10.00	133	133
Altius Minerals	6.7	14%	18.47	18.47	123	123
Other					3,419	3,419
Common stocks					5,253	5,253
Limited partnerships					2,183	2,183
Total Mark to Market					7,436	7,436
Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias	1,266.0	34%	1.88	2.31	2,375	2,923	549
Poseidon	132.0	43%	14.08	15.50	1,859	2,046	188
Exco Resources	22.9	49%	20.01	20.07	458	460	1
Quess	51.2	34%	8.29	7.73	425	396	(29)
Waterous Energy Fund III	—	—	—	—	218	218	—
John Keells(3)	3,214.8	19%	0.06	0.08	199	248	49
Kennedy Wilson partnerships	—	—	—	—	172	172	—
Helios Fairfax Partners	37.3	36%	4.36	1.96	163	73	(89)
Astarta	7.5	30%	10.70	9.68	80	72	(8)
Other					656	774	118
Total Associates					6,604	7,383	779
Common Stocks – Consolidated
Fairfax India	57.6	43%	11.79	15.82	679	911	232
Recipe	49.4	84%	13.54	13.54	669	669	—
Sleep Country	—	100%	—	—	541	541	—
Grivalia Hospitality	339.4	85%	1.38	1.38	470	470	—
Peak Achievement	—	100%	—	—	426	426	—
Meadow Foods	—	93%	—	—	297	297	—
Thomas Cook India	300.3	65%	0.73	2.29	220	688	467
Dexterra Group	31.4	50%	3.08	5.42	97	170	74
Boat Rocker Media	25.3	45%	3.23	0.40	82	10	(72)
Other					18	18	—
Total Consolidated					3,499	4,200	701
Total Common Stock Holdings					17,538	19,019	1,480

(1)
Excludes 2.5 million shares from convertible debentures

(2)
Excludes 25.4 million warrants

(3)
Excludes 1,079.4 million shares from convertible debentures

So for example, in the equity-accounted bucket, until we sell Eurobank (which has a carrying value of  $1.88 per share and a year-end market value of  $2.31 per share), the gain will not be realized in our income statement.

Similarly, until we sell Quess (carrying value of  $8.29 per share and market value of  $7.73 per share), this loss will not be realized in our income statement, unless an impairment is deemed appropriate or the shares are sold at this price.
When you compare total carrying values to market values at the end of 2024, market values exceed carrying values by $1.5 billion, a $0.8 billion excess for equity-accounted associates plus a $0.7 billion excess for consolidated investments.
As the table on page 16 shows, the consolidated investments include the following: Recipe, Fairfax India, Grivalia Hospitality, Thomas Cook India, Sleep Country, Peak Achievement, Meadow Foods, Dexterra Group and Boat Rocker Media. Our consolidated investments are significant, producing total revenue of  $6.7 billion and operating income of  $241 million in 2024. Recipe had operating income of  $120 million, AGT $68 million, Thomas Cook $45 million and Fairfax India $55 million. Those were offset by losses at Grivalia of  $67 million and Farmers Edge of  $52 million.
We discuss our investments in more detail in the section on investments. The long-term potential of our investments continues to be very significant.
The table below shows the dollar and percentage contribution (expressed as a percentage of our approximately $66 billion average investment portfolio) of the various components of our investment return in 2024.
	2024		2023
Interest and dividends	2,512	3.8%	1,896	3.2%
Share of profit of associates	956	1.4%	1,022	1.7%
Net gains on common stocks	1,859	2.8%	1,218	2.0%
Net gains (losses) on bonds	(731)	(1.1)%	714	1.2%
Other net gains (losses)	(152)	(0.2)%	188	0.3%
	4,444	6.7%	5,038	8.4%
Interest and dividend income from our total portfolio increased by 32% to $2.5 billion in 2024 due to rising interest rates. Cash and short-dated treasuries as a percentage of our fixed income portfolio for the last five years is shown below as well as the yield on our fixed-income portfolio.
	2024	2023	2022	2021	2020
	$ million
Interest and dividends	2,512	1,896	962	641	769
Yield on fixed income portfolio (including cash)	5.2%	4.6%	2.2%	1.5%	2.3%
Percentage of fixed income portfolio in cash and short-dated treasuries	22%	23%	54%	69%	56%
As we mentioned in last year’s annual report, the increase in interest and dividend income happened because we did not reach for yield when interest rates were low in the 2019-2022 time period. In fact, over half our fixed-income portfolio was in cash and short-dated treasuries, yielding almost no interest. Our interest and dividend income is now running at $2.5 billion annually and can be expected to be maintained at that level for the next four years. Profit of associates continued at $1 billion while fluctuations in stocks and bonds added $1 billion in 2024. Please note the total return on our investment portfolio of 6.7% in 2024 was just below our 39-year average of 7.7%!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Below is a table that shows successive periods over our 39 years of operations, compound growth in our book value per share (including dividends paid) together with the average combined ratio and the average total return on investments.
	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.9)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2020	9.0%	99.2%	4.8%
2021-2024	23.3%	93.8%	6.2%
1986-2024	18.7%	97.9%	7.7%
As we have discussed previously, our growth in book value consists of two major variables  –  the combined ratio of our insurance companies and the total return on our investment portfolio. For each of the last four time periods above, starting in 2006, our insurance companies have produced average combined ratios below 100%. In the last four years, our investment returns have turned upwards (still less than our average of 7.7% for the last 39 years), which has resulted in book value growing at 23.3% per year (last three years under IFRS 17). We hope to grow book value at 15% per year in the future.
India
In June 2024, Prime Minister Modi won a historic third term in the national elections, albeit with a reduced majority. His BJP party did not get a majority but the National Democratic Alliance, a coalition of like-minded political parties, won 294 seats, in excess of the 272 required for a majority. Subsequent elections held in key states have proven the continuation of Mr. Modi’s popularity with the masses, keeping him and his party in strong control of the government.
Fairfax India has itself gone through a transition as my son, Ben, took over from me as Chairman and Gopal Soundarajan took over from Chandran Ratnaswami as CEO. Both of us continue to be on the Board of Directors. Since its inception 10 years ago, Chandran Ratnaswami has done an outstanding job at Fairfax India, with an annualized return of 10.2% on its existing portfolio, including $1.5 billion in unrealized gains. Remember, nearly 70% of Fairfax India’s investments are not publicly traded and are carried at valuations that are very conservative. The annualized return on existing listed investments is 18.5%, while only 7.3% on private investments. Fairfax India has also generated dividends, interest and realized gains of  $939 million and has never lost money on a monetized investment. Fairfax India has achieved an annualized return of 25.5% on partially monetized investments and 18.3% on fully monetized investments aggregating to an annualized return of 19.4% for all monetized investments.
Most of Fairfax India investments are in outstanding companies with a history of strong financial performance led by founders and management who are not only excellent leaders but also adhere to the highest ethical standards.
While the book value per share of Fairfax India is $21, the underlying intrinsic value is much higher. As Fairfax India shares continue to trade below book value, we have bought back 22.6 million shares or 14% of the shares issued since inception at an average price of about $13 per share. This includes the 0.6 million shares bought in 2024 at $15. All of this has been achieved under Chandran’s leadership. A big thank you to Chandran!
In Gopal and Ben’s letter to Fairfax India shareholders (must reading for all Fairfax and Fairfax India shareholders), they say:
During Prime Minister Modi’s decade in office, a remarkable transformation has taken place in India with changes evident in social, economic and regulatory areas. Digital infrastructure has benefited hundreds of millions at the bottom of the income pyramid having access to online bank accounts, direct transfer of government benefits, a nationally uniform biometric form of identity in Aadhaar, and access to mobile phones. Similarly, access to tap water has increased dramatically in rural communities.

India’s economy has maintained an annual growth rate of 6-7% over the past decade, demonstrating resilience even in the face of pandemic-related challenges. Today, India contributes almost one-sixth of global economic growth. Domestic consumption is vibrant, and the country has become a top foreign direct investment (FDI) destination. Its healthy foreign exchange reserves have made its currency amongst the least volatile and a disciplined approach to maintaining its inflation targets has provided flexibility to weather geopolitical pressures, such as wars and oil price fluctuations. Tremendous progress is evident in India’s physical infrastructure such as roads, highways, railways, ports and airports. India has become an innovation hub and is now the third largest location for unicorns globally. India’s aspirational class is growing. On the regulatory and policy front, landmark changes have taken place. Implementation of the GST, the passage of a path-breaking Insolvency and Bankruptcy law, significant reduction in corporate tax rates, banking and real estate reforms that have provided transparency to those sectors, and the start of privatization initiatives are paving the way for future growth. The following tables detail key developments across economic, social, and government policies and regulations.
	FY2013-14	FY2023-24
Economic
Gross domestic product (GDP)	$1.9 trillion	$3.5 trillion
Nominal GDP per capita	$1,504	$2,539
Market capitalization	$1.2 trillion	$4.4 trillion
Foreign direct investment	$36 billion	$71 billion
Foreign exchange reserves	$304 billion	$646 billion
Number of stocks with $1 billion market cap	166	522
Number of unicorns	8	118
Contribution to global GDP (adjusted for purchasing power parity)	6.0%	8.2%
Social
People with bank accounts	150 million	500 million
Digital payments volume	2.2 billion	185.9 billion
Tap water connections (rural households)	32.3 million (FY2018-19)	145.1 million
Internet subscribers	251.6 million	954.4 million
Amitabh Kant, former CEO of NITI Aayog (a public policy think tank of the Government of India), has written an outstanding book, How India Scaled MT G20 – The Inside Story of the G20 Presidency – a rare behind-the-scenes look at the intense negotiations, strategic maneuvering, and backroom diplomacy that defined India’s presidency. From climate action and digital transformation to tackling inequality, this insider’s account reveals how India shaped the future of global governance under the leadership of Prime Minister Modi and rallied the G20 towards a new era of unity and cooperation.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows our investments and how they have performed up to December 31, 2024:
Fairfax Investment	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2024	Compounded Annualized Return
Thomas Cook India	Aug-12	64.5%	278	688	15.3%(1)
Fairfax India	Jan-15	42.7%	534	911	7.9%
Digit	Feb-17	49.0%	101	2,072	49.2%
Quess	Dec-19	34.5%	346(2)	396	4.9%
India Gov’t Bonds	Aug-24		490	479	0.1%
Other			435	514	3.7%
			2,184	5,059	15.4%
Fairfax India’s investments
Bangalore International Airport	Mar-17	64.0%	903	1,632	10.1%
IIFL Capital	Dec-15	27.3%	51	323	25.2%
IIFL Finance	Dec-15	15.2%	101	311	17.9%
CSB Bank	Oct-18	40.0%	136	255	11.3%
Sanmar	Apr-16	42.9%	199	201	0.2%
Seven Islands	Mar-19	48.5%	84	146	14.6%
Fairchem Organics	Feb-16	55.3%	34	102	19.3%
Maxop	Nov-21	67.0%	51	97	25.7%
Jaynix	Feb-22	70.0%	33	82	37.5%
Global Aluminium	Oct-24	65.0%	83	81	(1.8)%
Saurashtra Freight	Feb-17	51.0%	30	55	11.6%
NCML	Aug-15	91.0%	188	44	(15.3)%
5paisa	Dec-15	24.6%	17	42	15.4%
Other			43	41	3.5%
			1,953	3,412	10.2%

(1)
Includes dividends received ($14 million) and spinoff of Quess ($330 million)

(2)
Cost shown for Quess represents its market value on December 5, 2019, the date it was spun off from Thomas Cook India (Our original cost is zero)

Under the outstanding leadership of Madhavan Menon, Thomas Cook has emerged well out of the pandemic and continued to build on the turnaround achieved in 2023. We are pleased to report that its net revenue of  $246 million and pre-tax profit of  $42 million in 2024 grew by 13% and 25%, respectively. The many IT-led efficiencies and cost rationalizations are finally beginning to deliver results. Pre-tax profit has grown more than 555% from pre-pandemic levels while the topline grew by only 2% in the same period. Thomas Cook’s stock price was up another 45% in 2024 after its 90% increase in 2023. Madhavan was the main reason behind our acquisition of Thomas Cook in 2012 as he was already successfully leading Thomas Cook for over 12 years. Thomas Cook served as a vehicle for further expansion in India until Fairfax India came into being. Madhavan has been an outstanding leader for Fairfax in India contributing to our Indian journey in many ways, including the international expansion of Thomas Cook and the purchase and nurturing of Quess and Sterling Resorts. He also led our efforts to install 1,400 dialysis machines on the way to 2,000, supporting 354 dialysis centres, across 28 states and more than 30% of India’s rural population. Recently, Madhavan expressed his desire to retire from his executive role upon the completion in May 2025 of 25 years of leading Thomas Cook. We have accepted his decision with much reluctance. We wish him, his wife Lili, and his family a very happy retirement. Mahesh Iyer, the CEO of Thomas Cook India, who has been with Thomas Cook for 30 years, will assume the responsibility for the group while Madhavan will continue as non-executive Chairman. We expect the transition to be smooth and wish Mahesh much success.
Sterling Holiday Resorts, a subsidiary of Thomas Cook, remains a premier Leisure Hospitality Brand in India with 57 resorts, 48 destinations and more than 3,100 rooms, in addition to offering Vacation Time Share. Under the strong leadership of Vikram Lalwani, Sterling had record results in 2024 with 16% growth in revenue and 15% growth in pre-tax profit. Sterling continues to grow on an asset-light model adding a resort a month for the last 18 months with a strong pipeline into 2025 for additional growth. This has resulted in Sterling now being ranked amongst the top 10 brands in India and top 14 in terms of number of resorts and hotels. The company will further scale up its destination presence in leisure, tier 2 and tier 3 destinations in India. The brand has also garnered industry and customer recognition with Tripadvisor, Travel + Leisure India’s Best, Hospitality Horizon Top Luxury Resort in India and Today’s Traveller Awards for the fastest-growing hospitality brand in India. Sterling has a bright future ahead under Vikram’s leadership.
Quess, spun off from Thomas Cook in 2019 at essentially a zero cost to us, is India’s largest domestic private-sector employer, with a workforce exceeding 600,000. When Founder Ajit Isaac joined, the company had just over 60,000 employees. Today, Quess has evolved into the country’s leading integrated business services provider, with a strong pan-India presence and a growing footprint across North America, APAC, and the Middle East. Serving over 3,000 clients globally, Quess continues to drive exceptional growth in its core business. Revenue from operations grew 9% to $2.44 billion and pre-tax profit grew by 59% to $49 million. Quess is incubating certain product-led businesses, on which it incurred a loss of about a $4 million during the year, down from a $9-million loss during 2023. Quess’s business model benefits from strong economic growth in India. Under the leadership of chairman and founder Ajit Isaac and its long-serving senior management team, Quess continues to consolidate its growing position in the market. Better times are ahead for Quess as it moves forward with its plan to demerge into three separate entities, a significant strategic initiative announced by Quess in February 2024 and expected to be completed in mid-2025. While Quess is the market leader in its core workforce management business, each of the demerged entities will be a market-leading player in its own niche. We expect that this strategic initiative will benefit all shareholders in the years to come.
DBRS reaffirmed Fairfax India’s BBB rating with a stable outlook. Please review Gopal and Ben’s annual letter to shareholders for information on Bangalore Airport, IIFL Group of Companies, Sanmar, CSB Bank, Fairchem, Seven Islands Shipping and NCML.
Please see Fairfax’s charitable donations report on the good things happening with our initiatives with CMC Vellore (children’s hospital) and the ongoing donations of dialysis machines across India.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As we do each year, we show you our unconsolidated balance sheet so that you can better see where your money is invested.
	2024
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Insurance and Reinsurance Operations
Northbridge	2.1	97
Crum & Forster	2.8	130
Zenith	1.0	48
Odyssey Group	5.5	254
Brit	2.6	118
Allied World	4.9	225
International Re/Insurers	5.8	265
Life Insurance and Run-off	0.4	19
Total	25.1	1,156
Non-Insurance Operations
Recipe	0.7	31
Fairfax India	0.7	31
Sleep Country	0.5	25
Grivalia Hospitality	0.5	22
Peak Achievement	0.4	20
Meadow Foods	0.3	15
Thomas Cook India	0.2	10
Other Non-Insurance	0.2	10
Total	3.5	164
Total consolidated operations	28.6	1,320
Holding company cash and investments	2.5	116
Investments in associates	1.2	55
Other holding company assets	0.2	8
Total assets	32.5	1,499
Liabilities
Accounts payable and other liabilities	0.5	24
Long term debt	7.9	364
	8.4	388
Shareholders’ equity
Common equity	23.0	1,060
Preferred stock	1.1	51
	24.1	1,111
Total liabilities and shareholders’ equity	32.5	1,499

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows you our insurance companies, which are decentralized and separately capitalized, and our consolidated non-insurance companies shown separately. The majority of the latter are held in our insurance companies’ investment portfolio and the rest in our holding company.
As you can see, we have $25.1 billion ($1,156 per share) invested in our insurance companies  –  up from $1,069 per share last year. And that is at book value  –  the intrinsic values are much higher in our view.
Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the above table. They are significant and in our view worth more than the amount at which they are carried on our balance sheet. We expect each of these non-insurance operations to generate a 15% annual return or better over the long term. Please note our cash and investments of  $2.5 billion in our holding company is for protection from the unexpected. We also hold investments in associates and consolidated non-insurance operations at the holding company level.

Below we updated the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.
	INTRINSIC VALUE	STOCK PRICE
	% Change in US$ Book Value per Share	% Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	−3
1988	+31	+21
1989	+27	+25
1990	+41	−41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	−55
2000	−5	−7
2001	−21	−28
2002	+7	−26
2003	+31	+87
2004	−1	−11
2005	−16	−17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	−3	+7
2012	+4	−18
2013	−10	+18
2014	+16	+44
2015	+2	+8
2016	−9	−1
2017	+22	+3
2018	−4	−10
2019	+12	+1
2020	−2	−29
2021	+32	+43
2022	+21	+29
2023	+23	+52
2024	+13	+64
1985-2024 (compound annual growth)	+18.3	+17.9
The table shows, excluding dividends, the change in book value in U.S. dollars and our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our book value has increased significantly and our stock price has gone up more: please note 1993, 1995, 1996, 1998, 2003, 2008, 2014, 2021, 2022, 2023, and now, 2024. In the last four years, our book value has grown at 22% annually and our stock price has grown double that at 47%. Perhaps more years like this are yet to come!
Two years ago, I said that for our stock price to match our book value compound growth rate of 17.8%, our stock price in Canadian dollars should be $1,375. Well, we went right through that in 2024! The best is yet to come!

FAIRFAX FINANCIAL HOLDINGS LIMITED

This is how our stock price has done over the periods ending in 2024 compared to the TSX and S&P 500 (all including dividends).
	Fairfax (CDN$)	TSX	S&P500
5 years	29.4%	11.1%	14.5%
10 years	14.9%	8.7%	13.1%
15 years	13.6%	8.3%	13.9%
20 years	14.4%	8.1%	10.4%
39 years since our inception	19.2%	8.5%	11.3%
The last five years made up for the drought we had in the five years before that!
When we began in 1985, there were 6,000 companies listed on the U.S. stock exchanges. In 2024, 39 years later, there were only approximately 600 still listed – the rest were taken over, went bankrupt, etc. Only 10% survived in their original form. If you then ask, how many thrived, i.e. had an annual compound growth in stock price (plus dividends) over 15%, you find only about 60 or 1% thrived. We were blessed to be ranked eighth with a compound growth rate of 19.2%. Our outstanding culture works over the long term!
In Canada, there is only one company that we can find that has a better track record than us over the past 39 years – and it is significantly better – and I am not going to tell you who!
Insurance and Reinsurance Operations
	Combined Ratio			Change in Net Premiums Written
	2024	2023	2022	2024 vs 2023
Northbridge	89%	91%	89%	4%
Crum & Forster	95%	98%	95%	8%
Zenith	99%	94%	95%	(2)%
Allied World	89%	89%	91%	4%
Brit	94%	92%	98%	6%
Odyssey Group	91%	93%	96%	3%
International Re/Insurers	95%	96%	99%	4%
Gulf Insurance	101%	—	—	—
Consolidated	93%	93%	95%	12%(1)

(1)
Includes Gulf Insurance for 2024

Lou Iglesias and the team at Allied World once again set a new high-water mark for underwriting profit at Fairfax, generating $545 million on an 89.1% combined ratio. Its strong brand in the Specialty P & C segments, combined with its high-performing Reinsurance division, have enabled Allied World to thrive year after year. Its expense ratio continues to hover at industry leading levels, and provides a powerful boost to our underwriting profits. Once again, thanks to Lou, Wes Dupont, John Bender and the entire Allied World team for their magnificent performance!
In Brian Young’s final year at the helm of Odyssey Group, his team delivered the company’s largest underwriting profit in its history, with $505 million. Its combined ratio of 91.2% stretched its streak of consecutive years of underwriting profit to 13 years, which happens to coincide exactly with the number of full years Brian has run Odyssey. As Carl Overy’s tenure at CEO begins, he has inherited Odyssey’s global reinsurance franchise, and its dynamic specialty arms, Hudson Insurance and Newline. Let’s see how long it takes Carl to surpass Brian’s extraordinary track record!
Northbridge, under Silvy Wright, continues to shine as a consistently reliable performer. It too has set a new company record of underwriting profit, racking up $232 million on an 89.3% combined ratio. This despite a large increase in catastrophe losses in Canada and at Northbridge in 2024. Over her 14 years in charge, Silvy has built Northbridge into a well-oiled machine in the Canadian middle market space, growing profitably year after year. Much thanks for a job very well done!
At Crum & Forster, Marc Adee celebrated his 10th year as CEO with his own record-breaking performance: $208 million in underwriting profit and a 95% combined ratio. Marc has fashioned Crum & Forster into a boutique collection of highly focused business segments. The Accident and Health division, and Seneca Insurance were once again among the strongest performers at Crum in 2024.
At Brit, Martin Thompson delivered another very solid set of figures: underwriting profit of  $191 million and a combined ratio of 93.6%. Over the last several years, Martin and his team have improved underwriting margins across Brit’s portfolio.
Beginning in 2025, Ki Syndicate 1618 and Ki Digital Services will operate autonomously from Brit, and will report their results separately. Mark Allan has built Ki into a formidable algorithmic underwriting operation for both Fairfax, and third-party capital partners.
In 2024, Zenith contended with another year of plentiful competition and softening rates. Kari Van Gundy has done a wonderful job shepherding Zenith through an extended period of declining prices in the Workers Compensation market. Zenith’s underwriting profit in 2024 dropped to $7 million on a combined ratio of 99.1%, but since Kari was appointed in 2015, Zenith has generated $891 million of underwriting profits. Thank you Kari, and welcome Davidson Pattiz!
Fairfax Asia increased its underwriting profit to $34 million, reducing its combined ratio to 92.1%. As noted, Gobi Athappan and Ravi Prabhakar are taking Fairfax Asia forward after the unfortunate passing of our beloved Mr. Athappan. Singapore Re, under Philippe Mallier, contributed $24 million to the 2024 result.
Fairfax Latam, under Fabricio Campos increased its underwriting profit to $18 million on a combined ratio of 94.1%. All of the companies under Fabricio’s leadership are contributing to the bottom line.
In Brazil, Bruno Camargo delivered $8 million of underwriting profit on a combined ratio of 94.3%.
JP Blignaut in his first year as CEO of Bryte delivered an underwriting profit of  $15 million and a combined ratio of 94.9%, a fine result in a challenging market.
Peter Csakvari, CEO of Colonnade, completed his 10th year at Fairfax with another fine performance: underwriting profit of  $9 million and a combined ratio of 96.5%. Our other companies in Eastern and Central Europe – Arx, Universalna and Polish Re – each contributed $3 million of underwriting profit in 2024.
Gulf Insurance Group led by Khaled Saoud Al-Hasan and Paul Adamson who leads GIG-Gulf, had a solid first year consolidated into Fairfax’s results, adding $2.7 billion of gross premium and $1.6 billion of net premium to our results. The posted combined ratio of 100.9% included 3.2 points of acquisition adjustments, excluding these adjustments the full year combined ratio was 97.7%. At 97.7% the combined ratio was above its long-term average driven by the significant flood losses in Dubai, increased loss ratios on its health business, in particular its large health insurance contract for retired citizens (“Afya”) in Kuwait, offset by favourable reserve development. In September the Afya contract was not renewed and Gulf will no longer write that business in 2025. The Afya insurance contract had been experiencing diminishing performance, it will result in a drop in premium in 2025 but will not have a significant effect on underwriting profit. We look forward to Gulf returning to the sub 95% combined ratio very soon and are very excited for the long-term prospects of Gulf Insurance.
All of our major insurance companies are well capitalized even though we have grown significantly in the last seven years as shown in the table below (further details are provided in the MD&A).
	As at and for the Year Ended December 31, 2024
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	2,226	1,663	1.3x
Odyssey Group	5,895	6,384	0.9x
Crum & Forster	4,234	2,697	1.6x
Zenith	742	706	1.1x
Brit	3,157	2,451	1.3x
Allied World	5,049	6,012	0.8x
International Re/Insurers	4,033	3,727	1.1x
On average, we are writing at 1.1x net premiums to statutory surplus versus 1.0x in 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The net premiums written and combined ratio of our companies which we have owned since 2015 (last 10 years) and our major companies acquired since then are shown in the table below.
	2015 – 2024
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	15.3	92%
Crum & Forster	27.0	97%
Zenith	7.5	88%
Allied World(1)	27.1	95%
Brit(1)	20.2	99%
Odyssey Group	39.2	94%
Total	136.3	95%

(1)
Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017.

The table below shows the average annual redundancies for the past 10 years (business written for 2014 onwards) for our companies which we have owned since 2014.
2014 – 2023
Average Annual Reserve Redundancies
Northbridge	6%
Crum & Forster	2%
Zenith	15%
Odyssey Group	5%
Fairfax Asia	21%
As you can see in the table above, our reserves continue to develop favourably for each of our companies.
RiverStone, led by Bob Sampson after a seamless transition from Nick Bentley, continues to do an outstanding job dealing with some of our most difficult claims within our company. The vast majority of their claims are in the United States where they continue to stick-handle the challenging U.S. legal system with its social inflation, nuclear verdicts and third-party litigation funding. In 2024 RiverStone strengthened reserves by $221 million, primarily related to asbestos liabilities and other latent claims. Our net run-off reserves of approximately $1.4 billion, which contain almost all our asbestos and latent exposures, are approximately 4% of our total net reserves. RS Services which provides third party claims management had another strong year with revenues of  $21 million, up 34% year over year. RiverStone’s captive team also continues to do well, running off small third party captive business.
We have updated the float table we show you each year for our insurance and reinsurance companies.
Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long-Term Canada Treasury Bond Yield
1986	3	22	(11.6)%		9.6%
•
•
2014	552	11,707	(4.7)%		2.8%
•
•
2024	1,791	34,398	(5.2)%		3.3%
Weighted average last ten years			(3.1)%		2.4%
Fairfax weighted average positive financing differential last ten years:				5.5%
Float is essentially the sum of insurance contract liabilities and insurance contract payables, less reinsurance contract assets held and insurance contract receivables, on an undiscounted basis excluding risk adjustment. Our long-term goal is to increase the float at no cost, by achieving combined ratios consistently well below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long-term objective of compounding book value per share by 15% per annum. This no-cost float is perhaps one of Fairfax’s biggest assets and will be a key reason for our success in the future. In 2024, our underwriting profit was a record $1.8 billion and our “cost of float” was a 5.2% benefit. In the past 10 years, the largest benefit we had was 5.5% in 2015, which corresponded to a combined ratio of 90% and an underwriting profit of  $705 million. We showed you earlier the growth in our float per share, which is another huge plus for Fairfax.
The table below shows you the breakdown of our year-end float for the past five years:
	Insurance and Reinsurance							Total Insurance and Reinsurance	Run-off	Total
Year	Northbridge	Crum & Forster	Zenith	Odyssey Group	Brit	Allied World	Other
	($ billions)
2020	2.1	3.3	1.1	5.9	3.2	5.7	1.4	22.7	1.6	24.3
2021	2.5	3.4	1.1	6.8	3.6	6.9	1.6	25.9	1.9	27.8
2022	2.6	4.2	1.1	7.9	4.0	7.7	1.6	29.1	1.8	30.9
2023	2.9	5.0	1.1	8.9	4.1	8.4	3.1	33.4	1.7	35.1
2024	2.8	5.7	1.0	9.2	4.7	8.8	3.1	35.4	1.5	36.9
Our float increased 5% in 2024 and 65% in the last five years as our insurance and reinsurance operations expanded significantly in the hard market. The float in runoff continued to decrease as claims are paid.
The table below shows the sources of our net earnings:
	2024	2023
Insurance and reinsurance operations:
Underwriting profit	1,791	1,522
Interest and dividends	2,225	1,655
Share of profit of associates	745	762
Operating income	4,761	3,939
Operating income (loss) – life insurance and Run-off	(143)	(169)
Operating income – non-insurance companies	241	122
Impact of discounting, risk adjustment and other	544	210
Net gains on investments	1,067	1,950
Interest expense	(649)	(510)
Corporate overhead and other expense	(183)	(183)
Gain on consolidation and sale of insurance subsidiaries	—	550
Pre-tax income	5,639	5,908
Income taxes and non-controlling interests	(1,764)	(1,527)
Net earnings	3,875	4,382
In 2024, we had record operating income from our insurance and reinsurance operations of  $4.8 billion because of record underwriting profit of  $1.8 billion, interest and dividend income of  $2.2 billion and share of profits from associates of  $745 million. As we suggested earlier, there is no certainty in life, but we feel this level of operating income may be repeatable in the next few years. Net gains of  $1.1 billion consisted of net gains on equity exposures of  $1.9 billion and bond losses of  $0.7 billion.
Financial Position
The following table shows our financial position at the end of 2024 and 2023. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company’s financial statements into our own financial statements even though we do not guarantee the debt  –  and quite often it is an investment in a public company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consequently, this table excludes the debt of our consolidated non-insurance companies:
	2024	2023
Holding company cash and investments (net of derivative obligations)	2,502*	1,749*
Borrowings – holding company	7,882	6,929
Borrowings – insurance and reinsurance companies	976	896
Total debt	8,858	7,825
Net debt	6,356	6,075
Common shareholders’ equity	22,960	21,615
Preferred stock	1,108	1,336
Non-controlling interests	2,740	3,116
Total equity	26,808	26,066
Net debt/total equity	23.7%	23.3%
Net debt/net total capital	19.2%	18.9%
Adjusted operating income interest coverage	10.4x	11.9x
Adjusted operating income interest and preferred share dividend coverage	9.1x	9.9x
Total debt/total capital	24.8%	23.1%

*
excludes $2.0 billion in 2024 ($1.7 billion in 2023) of investments in associates and non-insurance consolidated investments held in the holding company

We ended 2024 with a very strong financial position with $2.5 billion in cash and marketable securities plus an additional $2.0 billion of associates and consolidated non-insurance investments owned by the holding company (largely consisting of shares of Quess ($230 million), Eurobank ($549 million), Poseidon ($173 million) and Thomas Cook India ($405 million)). Our total debt-to-total-capital ratio in 2024 of 24.8% was up from 23.1% in 2023. Our adjusted operating income interest coverage continues to remain strong, at 10.4x in 2024.
Investments
I like Phil Carret’s and John Templeton’s quotes so much, that I will begin this section with their quotes in every annual report.
Phil Carret said, “Good management is rare at best, it is difficult to appraise and it is understandably the single most important factor in security analysis.”
And as my mentor, John Templeton said, “Whenever you can buy a large amount of future earnings for a low price, you have made a good investment.”
We have been blessed to know many of these exceptional leaders in our insurance business and in our investments. Here’s how our great leaders, who lead our investments performed in 2024:
Under the outstanding leadership of David Sokol and Bing Chen, Poseidon remains on track to solidify its position as the world’s leading containership owner operator. Poseidon continues strong execution of its newbuild program by delivering an additional 35 vessels – 374,050 TEU total – in 2024, with all vessels delivered at or ahead of schedule. In 2024, Poseidon also closed the sale of its other business, APR Energy. Upon completion of Poseidon’s containership newbuild program and the sale of APR Energy, Poseidon is expected to deliver more than $2.5 billion of revenue and $1.9 billion of adjusted EBITDA. Poseidon is also expected to generate net earnings in excess of $600 million in 2024 and 2025. We carry our 43% ownership in Poseidon at $1.9 billion – approximately 7x 2024 earnings.
Eurobank and its superb management team led by Fokion Karavias, had another fantastic year in 2024. Against a backdrop of declining interest rates in Europe, Eurobank grew EPS by 26% and tangible book value per share by 16% (adjusted for the 2024 dividend). Importantly, risk metrics continue to improve – non-performing loans reduced further from 3.5% to 2.9% (with increased provisions). Core Tier 1 capital remains at very healthy levels. This allowed the bank to accelerate the reduction of deferred tax credits – acquired during the Greek crisis – thus increasing the quality of its capital base. Having started to acquire shares in the number two bank in Cyprus – Hellenic Bank – in 2021, Eurobank finalized an agreement in November to take their shareholding to over 93%. Once completed, management will have acquired the company at a valuation of 4x earnings. A terrific demonstration of patience and value investing! Not only did this give Eurobank a strong presence in Cyprus, but it is likely to see 2025 become the first year that profits from international operations exceed those in Greece. Due to the strong underlying value creation, and despite a 39% increase in the share price in 2024, Eurobank remains attractively valued at 1x tangible book value and 6x earnings. After paying its first dividend since 2008 last year, the payout ratio will ramp up to 50% and equates to a 7%+ yield on the current share price. Interestingly, this equates to an 18% yield on Fairfax’s net cost – patience and value investing at the Fairfax level!
The Cleveland-Cliffs acquisition of Stelco closed November 1, 2024. We received Cdn$60 cash and 0.454 of a Cleveland-Cliffs’ share for each Stelco share. Cleveland-Cliffs has experienced a remarkable turnaround under the leadership of Lourenco Goncalves and we look forward to participating in the continued growth of the company. Our partnership with Alan Kestenbaum has been outstanding. When Alan took over Stelco, it was an underperforming steel mill that had just exited bankruptcy. Under his leadership, Stelco became one of the lowest cost and most profitable steel operations in North America. Our investment in Stelco proved rewarding, with an annual compound return of 29% from our initial investment in 2018 and a realized gain of  $352 million in 2024.
EXCO is an energy company with proved reserves that are 93% natural gas and 7% oil by volume. In 2024, natural gas prices averaged $2.27 per MMBtu. Despite weak prices, EXCO generated $233 million of adjusted EBITDA, $30 million of free cash flow and ended the year with leverage below 1.0x. We are hopeful that growing LNG exports, coal-to-gas switching and AI data centre demand will support long-term prices. But we recognize that commodity prices are inherently volatile. Instead, our confidence in EXCO rests in its health and flexibility – its strong balance sheet, effective hedging program, avoidance of onerous transportation contracts, diligent cost control and nimble operations. These are the hallmark of skilled management. With Chairman John Wilder and CEO Hal Hickey, we are in good hands. Fairfax’s Wendy Teramoto and Peter Furlan continue to work closely with management and the rest of EXCO’s board. As of December 31, 2024, the fair value of Fairfax’s investment in EXCO is $20.07 per share or $460 million, an increase from $19.01 per share or $435 million as at December 31, 2023. EXCO is carried on our books at less than 5x adjusted EBITDA.
Recipe surpassed its record-breaking system sales in 2023 (adjusted for the 53rd week) with system sales of Cdn$3.6 billion in 2024. Revenue was up 0.5% driven by improvements in corporate restaurants and the consumer packaged goods business. The company delivered Cdn$114 million in free cash flow and reduced overall leverage to less than 2x. With a strong underlying business, Frank Hennessey, Ken Grondin and their team are focused on top-line growth. Expansion is underway in the United States and Indian markets, complemented by organic growth in Canada from new restaurants. The company will also be launching new products in its already sizable consumer packaged goods business (where Recipe’s brands are sold in grocery stores). Recipe is carried on our balance sheet at 10x free cash flow.
We met Adam Waterous and the team at Waterous Energy Fund (“WEF”) in 2018. After a storied 27-year career in energy in Calgary, Adam was raising money for a fund to invest in and consolidate sub-scale, long life oil and gas businesses and assets in Canada. We were impressed by Adam’s focus on long term returns on capital. The WEF team had extensive experience in investing in oil and gas and Adam had built Waterous & Co, starting in 1991, into the largest oil and gas M&A firm in the world before selling it to Scotiabank in 2005. We invested $129 million which is currently valued at approximately $290 million through a stake in publicly traded Strathcona Resources. WEF built this company from scratch over 7 years into Canada’s 5th largest oil company producing close to 200,000 barrels per day of long life, low cost, very profitable oil. We then committed another $750 million to WEF’s next fund. The WEF team has already deployed a total from the fund of  $323 million for a controlling stake in Greenfire Resources, a publicly traded oil company located in the Athabasca region of Canada. WEF’s latest investment is another business with long life (even longer than Strathcona!), low decline assets producing approximately 20,000 barrels per day that is Canada’s 11th largest oil company by proved plus probable reserves. In every respect, Adam has proven an outstanding Fairfax partner.
Grivalia Hospitality, our ‘ultra-luxury’ hotel operation in Greece had a tough year in 2024. Under the leadership of George Chryssikos, the team made progress opening the 91 Athens resort in Voula but suffered from a disrupted opening season for its flagship property in Athens, One&Only Aesthesis. Nevertheless, George and his team have identified the learnings from this opening year, made the appropriate changes, and are confident that the resort will be a major success over the coming years. The good news is that tourism in Greece is booming! International tourists totaled over 36 million in 2024 – a 10% increase on 2023. George decided that, starting January 1st, Natalia Strafti will take up the reins of CEO and George will move to Executive Chairman. This move is well deserved for Natalia who has worked, with distinction, for Grivalia and its predecessor companies for the past 25 years. Our $1 billion man, George, is going nowhere and more focused than ever on making Grivalia Hospitality another successful venture. We wish them both great success in their new roles!
For the third consecutive year the Sporting Life Group achieved a new high watermark in revenue. Golf Town achieved its highest revenue level in its 25-year history in 2024 capitalizing on its position as the home of golf in

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Canada and the continued popularity of the game. Team Town Sports has now shifted from start-up mode to growth mode with tremendous gains online and brick and mortar locations achieving strong year-over-year growth. The core leadership is evolving with Chad McKinnon as CEO and Barry Williams promoted to President of Golf Town and maintaining his CMO role with Team Town Sports. Frederick Lecoq adds Chief Digital Officer to his Chief Marketing Officer role and Bill Gregson former CEO of the Brick and Recipe continues to consult with the leadership team and key leaders in the merchandising function. Ambitious growth targets will continue to be achieved through numerous supporting initiatives and strategies across all 3 brands. The Sporting Life Group is carried at 7x cash flow on our balance sheet.
Dexterra is on track to achieve its vision of becoming a leader in delivering quality solutions to create, manage and operate infrastructure across North America. Mark Becker and the team made significant progress in 2024. Dexterra delivered strong profitability, free cash flow and organic growth from continuing operations. The company also closed an important U.S. acquisition in the facilities management space and sold its modular business consistent with its capital light philosophy. The company has reorganized the existing business from an operating and reporting perspective into two segments – support services and asset-based services. This change provides a clear strategic direction for the future. Dexterra enters 2025 with good prospects, a strong balance sheet and debt well under 1x EBITDA. It has the financial flexibility to continue to scale the support services business through organic growth and strategic, niche acquisitions. Dexterra is carried on our balance sheet at $97 million ($3.08 per share), which is significantly less than the market value of  $170 million or $5.42 per share (Cdn$7.80). Dexterra has paid Cdn$49 million in dividends to Fairfax since our initial investment in 2018.
AGT, run by CEO Murad Al-Katib with his Executive Chairman Huseyin Arslan, had another strong year in 2024, with EBITDA of approximately Cdn$180 million (up from Cdn$65 million at the time of the take private transaction in 2019). The company has successfully transformed the business over the past several years. It has a vertically integrated supply chain with a growing higher-margin Packaged Foods business and customer base. In early 2025, AGT completed another important step in their transformation by selling its Canadian rail and infrastructure assets for proceeds of Cdn$192 million. The deal provides AGT with the use of the rail assets under a long-term supply agreement. The sale proceeds will be used primarily for debt reduction and optimization of the company’s capital structure. These developments have led to stronger free cash flow and value creation. AGT’s global pulse sourcing and processing capability is also expected to become increasingly valuable as the total addressable market for plant-based protein expands. Fairfax’s 66% stake in AGT is currently carried at an enterprise-to-EBITDA ratio of 6x.
Farmers Edge led by CEO Vibhore Aurora completed a successful pivot of the business in 2024 with the Fairfax-sponsored go-private transaction and a restructuring of the business. The company will continue to deliver its traditional digital services to a smaller set of growers. Management also believes there is an important growth and value opportunity by building its managed services and soil sampling businesses. A focus on operational efficiency has led to significantly reduced cash flow deficiency. We have written off our investment in Farmers Edge and it has cost us $385 million over the last eight years – another big mistake by your Chairman!
Boat Rocker Media, led by John Young as CEO and Co-Chairmen and founders David Fortier and Ivan Schneeberg, have experienced another challenging year with large Streamers becoming increasingly selective in content acquisition. A decision was made to restructure the business, reduce the cost base and sell its 51% interest in Talent Management business, Untitled, to TPG Group, a private equity firm, for gross proceeds of  $52 million in addition to retaining a 8.75% stake. Boat Rocker also acquired the 30% stake previously owned by the founder of Insight, a Canadian reality television producer for which Boat Rocker already owned 70%. Post sale of Untitled and minority purchase of Insight, the remaining business at Boat Rocker enjoys a strong balance sheet. Management is seeking to reduce the cost base of the business to reflect the lower level of revenue at the group.
We continue to invest with Byron Trott through various BDT Capital Funds. Since 2009, we have invested $1.1 billion, have received $1.1 billion in distributions and still have investments with a year-end market value of $729 million. Byron and his team have generated fantastic long-term returns for Fairfax, and we very much look forward to our continued partnership.
Since we met Bill McMorrow and Kennedy Wilson in 2010, we have invested $1.3 billion alongside them in real estate, have received cash proceeds of  $1.1 billion and still have real estate worth about $650 million. Our average annual realized return on completed projects is approximately 22%. We also own 10% of the company. More recently, we have been investing with Kennedy Wilson and the team from Pacific Western Bank that joined them, in first mortgage loans secured by high-quality apartment buildings predominantly in the western parts of the United States, with a loan-to-value ratio of 52%. At the end of 2024, we had invested in $4.4 billion of first mortgage loans in the U.S. at an average yield of 7.8% and an average maturity of 1.7 years with two, one-year renewal rights, and in $440 million of first mortgage loans in the U.K. and Ireland at an average yield of 6.9% and an average maturity of 1.6 years.

We continue to own 14% of Altius Minerals, which had a solid year with royalty revenues up 6%, excluding thermal coal. Bright spots included its base metal royalties which increased 6% due to higher copper prices and its renewable royalties which increased 68%. Potash royalties fell 23% due to lower potash prices. One very positive development for Altius in late 2024 involved its 3% gross sales royalty on the Kami Iron Ore Project in the Labrador Trough. Majority owner Champion Iron Ore entered into a binding agreement with its partners to advance the development of this project. This royalty has the potential to become one of Altius’ largest royalty streams. Another important royalty that may add significant value to Altius is its 1.5% net smelter royalty on AngloGold Ashanti’s proposed Silicon gold project in Nevada. In 2024, Northampton Capital Partners purchased publicly listed shares of Altius Renewable Royalties, representing a 43% stake in the company, for Cdn$12 per share, a 28% premium. Altius continues to own the other 57%. Brian Dalton has done an outstanding job and has generated substantial growth in intrinsic value since we made our investment in 2017.
Dan Myerson and Darren Morcombe continued to make great progress in building the world-class McIlvenna Bay carbon-neutral copper project in Saskatchewan. Foran Mining expects to begin production at the site by the end of 2025 and will be producing at commercial rates in the first half of 2026. Foran’s adjacent Tesla deposit is showing continuity between Tesla and McIlvenna Bay and is demonstrating even higher minerals grades than McIlvenna. Foran is planning an extensive drilling program on the Tesla deposit in 2025, with eight rigs drilling 30,000 meters. It is likely that Tesla will more than double the size of Foran’s total reserves. Foran made great strides in fully funding its McIlvenna Bay project with a Cdn$360 million equity issuance. Fairfax participated in the equity financing, as did Agnico Eagle Mines, one of the world’s most astute mining companies. In addition to raising equity, Foran upsized its non-revolving credit facility with Sprott Resources to $250 million and the company signed a contribution agreement with the Canadian Government through the Strategic Innovation Fund for funding of up to Cdn$41 million to develop McIlvenna Bay. Phases 1 and 2 of the McIlvenna Bay/Tesla mine are now effectively fully funded. Foran is carried on our balance sheet at the listed market price of  $2.70 per share (Cdn$3.89) or $262 million.
Commercial International Bank (CIB) led by Hishan Ezz Al-Arab had very strong results in 2024 with an ROE of 50%, net interest margin of 9.5%, earnings growth of 86% and loan-loss provision coverage ratio of 351%. There is significant hidden value in the build-up of provisions on the balance sheet which, if adjusted for, reduces the price-to-book ratio to 1.2x. Since 2014, the bank has continued to compound book value per share and EPS by nearly 20% per annum. The key driver of value to Fairfax and other foreign investors in CIB is the stability of the Egyptian pound and the development of new businesses within the bank. CIB is close to launching a new tech-enabled business line which caters to retail banking and lower-income markets. CIB’s shares are trading at very attractive levels at 4x earnings. The Egyptian government asset disposal program is well underway with $35 billion committed by the Abu Dhabi Investment Authority to develop the Egyptian North Coast. Many other infrastructure assets including the country’s largest airports will also be sold to address the country’s high sovereign debt. While there is much work to do, opportunity awaits given the relatively low asset prices and size of the market with over 100 million people. Since our purchase of CIB shares, they have increased 664%, compounding at 21% per year in local currency (including dividends). Unfortunately, due to depreciation in the Egyptian pound, our return in US dollars is just 7% or 1% per year.
After acquiring a majority ownership position in 2023, we took full control of Meadow Foods in 2024. Led by its CEO Raj Tugnait, Meadow successfully navigated a challenging macro environment in 2024 to grow volumes in the higher-margin ingredients business and to take market share. The company has professionalized operations and grown sales to £555 million with a record £42 million EBITDA in 2024. We expect to leverage Raj’s three decades of experience in the food sector to further scale the business in the United Kingdom and internationally. We are thrilled to partner with the management team to build Meadow for long-term success. Meadow is carried at 10x enterprise value-to-EBITDA on our balance sheet.
The Helios Fairfax Partners (HFP) team led by Tope Lawani and Babatunde Soyoye made investments of  $63 million during the year split, $20 million into Helios managed co-investments and $43 million in seeding new platforms. These new platforms include Helios Sports & Entertainment (NBA Africa, live sports/music and other entertainment and stadium management), Helios Digital Ventures (Fintech and other tech-enabled businesses based in Africa); Helios Seven Rivers Fund (African publicly listed equities); and Helios Climate, Energy Access and Resilience. All are in the process of raising third-party capital for which HFP will receive management and carry income. The private equity business, Helios Investment Partners, is also raising money for its new generalist fund, Helios Fund V, which will replace management and carry income from legacy Helios Fund I and II. Except for Nova Pioneer, the private school company in South Africa & Kenya, all legacy investments have been sold. HFP remains in a net cash position with approximately $30 million on the balance sheet in addition to an undrawn facility. Once third-party capital is raised and deployed for new HFP platforms in addition to Helios Fund V, HFP will be positioned to begin its virtuous cycle.

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Since 2008 we have invested with founder Kyle Shaw and his private equity firm ShawKwei & Partners. ShawKwei takes significant stakes in middle-market industrial, manufacturing and service companies across Asia, partnering with management to improve their businesses. We have invested $550 million in two funds, have received cash distributions of  $232 million and have a remaining value of  $542 million at year-end. The returns to date are primarily from our investment in the 2010 vintage fund, which increased 33% in 2024 and has generated a 13% compound annual return since 2010. The 2017 vintage fund decreased 3.8% in value in 2024 and has a compound annual return of 0.5% since inception. We expect Kyle to do well in the next few years.
Led by its outstanding Chairman and CEO Krishan Balendra, John Keells Holdings (JKH) is the largest listed conglomerate with over 150 years of history in Sri Lanka, with a significant presence and great record in leisure, consumer foods, retail, transportation, property and financial services and a great long-term record. In the middle of the external crisis faced by Sri Lanka, the company raised $75 million in equity capital, entirely provided by Fairfax in the form of convertible debentures, to fund the West Container terminal in the port of Colombo. Its construction has progressed well, and the first phase of operation is expected to commence in March 2025. In 2024, JKH raised $80 million through a rights issue for LKR 160 per share to fund the completion of the City of Dreams Sri Lanka (casino resorts). JKH is developing the resort in strategic partnership with Melco Resorts & Entertainment, a Hong Kong-based gaming and entertainment company, the casino resort is expected to commence in mid-2025. Fairfax participated in the rights issue to the extent of its entitlement. Post conversion of the debentures in January 2025, Fairfax’s shareholding increased to 24.5%, making it the largest shareholder of the company. The Sri Lankan economy appears to have stabilized after severe macroeconomic turbulence with a GDP growth outlook of approximately 3.5% in 2025, primarily driven by the revival of tourism. External debt restructuring, IMF funding, and financial assistance from India have helped Sri Lanka come out of the crisis and rebuild its foreign exchange reserve, providing a much-needed buffer against external shocks. Both the Sri Lankan economy and JKH are poised to perform well going forward. Both the currency and the underlying stock have appreciated considerably since our investment. Fairfax is currently carrying the investment at $282 million against its market value of  $331 million.
Orla Mining, run by Jason Simpson and his exceptional team, had a transformative 2024. In November, Orla announced the acquisition of the Musselwhite gold mine in Ontario from Newmont. Fairfax participated via a $150 million investment in convertible bonds (4.5% coupon, Cdn$7.90 conversion price and 0.66 of a warrant with a Cdn$11.50 per share exercise price). Musselwhite is a low-cost, long-life asset in one of the best mining jurisdictions in the world. The addition of Musselwhite will more than double Orla’s annual gold production to approximately 300,000 ounces a year. Orla’s Camino Rojo open pit mine in Mexico continues to perform extremely well, producing approximately 137,000 ounces of gold in 2024. Exploration activity at Camino is indicating the viability of an underground mine at the site with attractive economics. Lastly, progress continues to be made in permitting their South Railroad mine in Nevada. South Railroad is likely to be a low-cost mine with high free-cash flow. Orla generates attractive levels of free cash flow and has ample liquidity to fund its development and exploration activity. Orla is carried at its listed price of  $5.47 per share (Cdn$7.87) or $311 million.
The U.S. election on November 5, 2024 was historic as Mr. Trump was elected the 47th President of the U.S. and also won the popular vote, the House and the Senate. And the U.S. Supreme Court has a conservative majority of 6 – 3. The last time one party was as dominant as the Republicans are today, was during President George Bush’s presidency in 2004. We are hopeful that President Trump will adopt business-friendly policies which will ensure continued strong economic growth in the years ahead. On the other side, the U.S. stock market is very expensive, and the U.S. is running a budget deficit of  $2.1 trillion or 7.3% of GDP, with interest expenses of $1.2 trillion equal to total defense expenditures. This has not happened before. We will watch the progress in the U.S. very carefully because, of course, it affects the whole world.
How expensive is the U.S. stock market? Today the U.S. stock market has a market capitalization in excess of 70% of the world index (MSCI world) even though its economy is only 26% of the world economy. No other country in the world has ever had 70% of the world market capitalization. The U.S. market capitalization relative to the world market capitalization, today, is similar to the dot–com bubble in 1998. It reminds me of Japan in 1989, when its market was at 50% of the world market. It is only 5.2% today. The magnificent seven now account for 35% of the S&P500 – a 10-year high. Nvidia, a great company, whose earnings have gone up 7.5x in the last three years and now sells at 43x those elevated earnings. That seems cheap compared to Tesla which sells at 133x earnings. I could go on and on but you can see where I am going. I was quite surprised the other day to see Costco, a very well-managed stable company, now selling at 62x earnings. Don’t ask me about Bitcoin! I couldn’t see any value in that at $30,000!! As individual participation in the stock markets is at record levels, any drop in the market will have a magnified impact on the economy through the wealth effect. So we say, Caveat Emptor! Given these cross currents, we remain cautious about the U.S. stock markets at the present time.

Our team at Hamblin Watsa Investment Counsel, led by Wade Burton, with strong support from Lawrence Chin, Roger Lace and Brian Bradstreet continue to navigate the uncertain economic environment while providing excellent returns for you our shareholders.
Shown below are the Hamblin Watsa Investment Counsel professionals with their individual areas of focus:
Hamblin Watsa Professionals	Responsibility
Wade Burton and Lawrence Chin	United States and Canada (stocks & bonds)
Reno Giancola	Canada (stocks & bonds)
Jamie Lowry and Ian Kelly	Europe (stocks & bonds)
Quinn McLean	Middle East, South Africa and private companies
Yi Sang	Asia (stocks & bonds)
Gopalakrishnan Soundarajan	India, Sri Lanka (stocks & bonds)
Jeff Ware	South America (stocks & bonds)
Wendy Teramoto	Private companies
Peter Furlan	Chief Research Officer
Paul Ianni	Private and public companies
Joe Coccimiglio	Private and public companies
Navtej Sidhu	Private and public companies
Paul Blake	Stock trading
Kleven Sava	Bond trading
The team continues to thrive, led by Wade and Lawrence, while everyone remains empowered in their respective areas of responsibility. Wade and Lawrence manage $1 billion in common stock with more to come. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to be active in managing the portfolio with more and more ideas flowing from Wade and his team. Our small investment committee (consisting of Wade Burton, Roger Lace, Brian Bradstreet, Lawrence Chin, Chandran Ratnaswami, Quinn McLean, Kleven Sava, Peter Clarke and me) will review large investments, asset mix, regulatory requirements and performance. As I have said in the past, committee decision-making in investments has some serious performance risks in our mind, we use this format solely to share information and discuss the pros and cons of any investment. We have built an extremely talented team with the ability to invest worldwide, working in a collaborative team environment, but individually empowered at the same time. We are excited about the future returns we expect from our investment team.
Miscellaneous
As expected, we maintained our dividend of  $15 per share in 2024 and used our excess cash flow to buy back 1.3 million shares at $1,179 per share or $1.6 billion. As I have said before, this represents a hidden dividend for all of you remaining shareholders of  $73 per share (Huge!).
As I mentioned last year, the huge strength of our company is the fair and friendly culture we have built in each of our companies over the past 39 years. This is a massive moat and impossible to copy. It is amazing to note, that Peter Clarke has been our President and COO for only three years – but it seems like much longer! (His very first job was with Fairfax 28 years ago.) He has done an outstanding job and leads our eight officers who have the highest integrity, team spirit and no ego. We are focused on protecting our company from unexpected downside risks and very quickly taking advantage of opportunities when they arise. On average, our officers have been with us for 20 years. The bedrock of our company is trust with a long-term focus.
After six very busy years as our CFO, Jennifer Allen will transition into a new executive role within Fairfax as Vice President, Chief Business Officer. Jenn has been with Fairfax for 19 years, beginning her career in financial reporting, then became our Global controller, transitioning to the CFO of Fairfax India and most recently leading our global finance team over the last six years as our CFO. Jenn was instrumental in guiding us through the most significant accounting change in our history (from IFRS 4 to IFRS 17), the consolidation of many new companies both insurance and non-insurance, and at the same time managing the demanding reporting requirements of one of the largest public companies in Canada. Jenn’s experience will be a huge asset as she transitions into a new role at Fairfax, working with Peter Clarke and the other executives of Fairfax on key strategic initiatives designed to support the company’s growth and increased complexity, while ensuring her successor, Amy Sherk, is well supported in her transition. We are very happy to announce that effective March 10, 2025, Amy Sherk will take over as CFO of Fairfax. Amy has been with Fairfax for 20 years, and over her long career with us has had many financial roles within the Fairfax group, including leading our investment accounting team and more recently CFO of

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Fairfax India for the last six years. Amy has done an outstanding job for Fairfax and is without a doubt the natural successor to Jenn, just as she was at Fairfax India. We would like to thank both Jenn and Amy for all their hard work over the years and congratulate them both in their new roles with Fairfax. At Fairfax India, with Amy moving on we are happy to announce that Debbie Chalkley who has been with us for over 13 years, will take on the CFO role there – more on that in the Fairfax India report.
Brad Martin retired from Fairfax in 2024. He had been with Fairfax for 26 years, assuming a number of roles over the years including VP legal and corporate secretary, Chief Operating Officer and more recently, VP Strategic Investments. Brad was instrumental in many of our major acquisitions and ventures over the years and his strategic thinking was always a huge asset. He will continue to sit on many boards that we have significant interests in. We thank Brad for all his hard work and many contributions to Fairfax over the years. We wish Brad and his wife, Monica, all the best in his retirement.
A big thank you to our outstanding Board of Directors, led by Bill McFarland, for providing us with such insightful leadership, extensive experience and unwavering support as we build our company for the long term. We are truly blessed to have such a wonderful Board!
Brandon Sweitzer, who has served on our Board for more than twenty years, decided not to seek re-election this year. Brandon has done an outstanding job as a director at Fairfax and at a number of our subsidiaries, and his wealth of experience in the insurance industry has been a huge asset for our company and our shareholders. In recent years, Brandon has been an integral part of the team supporting our Ukrainian subsidiaries, visiting with management regularly and ensuring that employees and their families in the region have access to the resources necessary to persevere through incredibly challenging times. While Brandon will no longer be a director of Fairfax, we are grateful that he has agreed to remain as a director on the board of Odyssey Group. We will miss Brandon at the Fairfax Board and we wish him and his wife, Lise, all the best in their retirement.
We are very pleased to announce that Christine Magee has agreed to join our Board as an independent director. Christine co-founded Sleep Country in 1994, establishing it as a prominent player in the sleep products industry and prior to that worked in the banking and financial services industry in Canada. Christine is currently the Chair of the Board of Sleep Country. We will benefit greatly from her business experience and entrepreneurship.
We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees make share purchases through payroll deductions, which are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:
	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	64%	29%	21%	19%	17%
If an employee earning $40,000 had participated fully in this program since its inception, he or she would have accumulated more than 4,000 shares of Fairfax worth Cdn$8 million at the end of 2024. I am happy to say we have many employees who have done exactly that! Of course, it is highly unlikely this will be repeated – but it will still be a great long-term investment for our employees!
In only the third year of its existence, Fairfax Digital, led by Sanjay Tugnait, continues to make great progress working with our companies building digital solutions throughout the group. In 2024, working with Eurolife and Colonnade, in partnership with a leader in global visa and consular services, we have launched a pioneering Gen AI platform for embedded travel insurance, starting with travelers to Schengen countries. Working with Eurolife and LTIMindtree the team developed AI-driven tools like “Ask Me Anything” and “Case Summarization” improving customer and employee experiences. Fairfax Digital also facilitated cross border digital payments working with Eurobank, revolutionizing the process of international money transfers from Greece to India. In 2024 Sanjay was also appointed co-chair for the Sustainability Task Force at the G20, Startup 20 in India. Another great year establishing digital solutions throughout Fairfax, with many other initiatives in the pipeline we are very excited about the future of Fairfax Digital.
Our ESG efforts continued throughout 2024: while supporting our people has remained our key focus, we have also put significant attention into meeting upcoming regulatory reporting requirements including greenhouse gas emissions and the impact of climate change. These requirements vary by jurisdiction and continue to evolve, but we are confident that we have the people, tools and processes in place to meet them. Our latest ESG report, available on www.fairfax.ca, will be released in early 2025, offering a summary of our activities around the globe.

Craig Pinnock, CFO at Northbridge, continues to lead the Black Initiative Action Committee across our group of companies. In 2024, we anchored to our six-pillar diversity framework, collaborating more closely with our G7 People & Culture Diversity leaders. The enthusiasm that marked the beginning of our journey remains strong today. The Golden Rule underscores our shared values and commonalities. We continue to detail our initiatives in our Fairfax ESG reporting. Additionally, we maintain our robust partnership with the BlackNorth Initiative, reaffirming our commitment to eradicating anti-Black systemic racism through collective efforts across corporate Canada.
As I said last year, Fairfax is being built to last for the next 100 years, long after I have gone. For the last 39 years, I have mentioned to you many times that you have a major negative; Fairfax is not for sale at any price! So there will be no takeover bonanza! I consider myself and my family as stewards not owners. So I have set up my affairs so that my control position will not be sold even after I pass, but will remain with my family and not be sold. Fairfax will also be professionally run, with succession always being internal! My son, Ben, will become Chairman after me.
On May 13, 2024, I sold and Fairfax purchased 275,000 subordinate voting shares for cancellation at a price of Cdn $1,512.89 per share (or US$1,106.48 per share) at an aggregate cost of  $304.3 million. The purchase price was a discount of 3.7% to the closing price on May 10, 2024 and was unanimously approved by our Board of Directors. As you know, I previously announced in 2020, I purchased in the market an additional 482,600 subordinate voting shares of Fairfax at a price of US$308 per share, or approximately US$150 million in total. At the time, I believed, and I said publicly, that the trading price for Fairfax shares was ridiculously cheap and very significantly below intrinsic value, and I was acquiring these shares as an investment. Even though I believe our shares continue to trade well below intrinsic value, I decided to sell a portion of the shares I acquired in 2020, representing only a small portion of my total holdings of Fairfax, for estate planning reasons. As a controlling shareholder, my salary has been fixed at Cdn$600,000, and I have never had a cash bonus nor received any shares as compensation for decades. I continue to control the 1,548,000 outstanding multiple voting shares and 519,828 subordinate voting shares of Fairfax, representing greater than 90% of my net worth, and I am not contemplating any further sales.
As you know, we think business can be a force for good. Taking Fairfax as an example, we have written cumulative premiums of  $290 billion while providing outstanding service to our customers. We are paying annual salaries and benefits to our employees all over the world totaling $2.6 billion. We have made cumulative donations of $480 million since we began our donations program in 1991 and, yes, over the 39 years we have paid cumulative taxes of  $7.1 billion. This is why we consider business a force for good and why countries that are business-friendly succeed mightily. We are a small microcosm of what business does worldwide.
In 2024, we made a total of  $95 million in donations (a little in excess of our 2% target of $80 million). Of that, $45 million was donated to charities and the remainder to our foundations. Since we began our donations program in 1991, we have made cumulative donations of  $480 million. Over the 34 years since we began our donations program, our annual donations have gone up approximately 550 times at a compound rate of 20% per year. We are now donating 2% of pre-tax profit each year to charities across the globe – 1% through each of our insurance companies and 1% to our Fairfax foundations.
Last year, we published our inaugural Charitable Giving Report, which was incredibly well received. What a delight to see so many of the incredible charities and initiatives our companies support! Once again this year, we are very pleased to publish our 2024 Charitable Giving Report, which continues to highlight the remarkable work being undertaken by charitable organizations around the world – and the ways our operating companies support that work. We will distribute this again at our AGM.
The 2024 Fairfax Leadership Workshop was our twelfth class and our largest group to date with 32 participants from 17 different countries. A similar size class is expected in 2025 as the program’s popularity continues to grow. The diversity of the group speaks to what Fairfax has become: a truly global organization. The workshop is a five-day “crash course” on our culture and a wonderful opportunity for attendees to connect with Fairfax values, leadership, and with each other. As our company continues to grow, this program becomes increasingly important, particularly given our decentralized structure. To date, over 280 of our leaders have attended the program, with over 120 of them gathering in Toronto for a reunion the week of our annual meeting.
Our working groups are another highly successful initiative that fosters connection and collaboration across our operations. The groups continue to flourish, with several international groups added in the last few years. The collaboration has been particularly beneficial for our smaller operations, enabling them to grow their knowledge and expertise without compromising the entrepreneurial spirit of individual operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recently, we were very excited to announce the creation of the Fairfax Centre for Free Enterprise at Huron University. We believe strongly in Canada, and that it can be the land of opportunity for everyone, and that the free enterprise system that has helped to make the country what it is today should be recognized, maintained, and cultivated for the benefit of all Canadians. We believe that Huron University can help lead a revival of the entrepreneurial spirit that is key to our shared future. Huron University, led by Dr. Barry Craig is one of Canada’s oldest universities with a distinctive business, liberal arts and ethics-based learning environments with a unique mission to develop leaders with heart.
In January of this year, we recommenced our investors trip to India, after a gap of a few years due to the pandemic. It gave our shareholders an opportunity to interact with the leadership of our investee companies, as well as to see the remarkable transformation taking place in the country. This trip included visits to some of the world-renowned tourist sites, and to experience the culture, cuisine, and the people of the different parts of India. The week-long visit was organized by Madhavan Menon and Dipak Deva covering five cities: New Delhi, Agra, Jaipur, Bengaluru, and Mumbai. From the feedback of the participants, this trip gave our shareholders a deeper understanding and a first-hand glimpse of why we believe India continues to be an exceptional investment opportunity in the years ahead.
The Value Investing Conference held by George Athanassakos the week of our annual shareholders’ meeting will take place again this year on April 8th 2025! This will be its 13th year and I highly recommend that you attend – it is well worth your time. If you have not attended in the past, please see the website for details: bengrahaminvesting.ca. Many who have participated have mentioned to me that it is one of the best of its kind, and this year’s lineup of speakers, as usual, is outstanding. This year’s featured keynote speakers are Josef Lakonishok, CEO of LSV Asset Management, Michael Mauboussin, Head of Consilient Research, Morgan Stanley Investment Management and Adam Waterous, CEO, Waterous Energy Fund.
Fairfax India (of which many of you are also shareholders) will hold its annual shareholders’ meeting on Wednesday, April 9 at 9:30a.m. (Toronto time) the day before our annual shareholders’ meeting which is on April 10: details will be posted on its website. Helios Fairfax Partners will hold its investor day at 11 a.m. on May 14: details will be posted on its website.
As we have done for the last 39 years, we look forward once again to seeing all of you in person at our annual shareholders’ meeting in Toronto, where our leaders will be ready to answer all your questions. We are truly blessed to have loyal, long-term shareholders like you, and I look forward to seeing you on April 10.
March 7, 2025
V. Prem Watsa
Chairman and Chief Executive Officer

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.
The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Sleep Country Canada Holdings Inc., Meadow Foods Limited and Peak Achievement Athletics Inc. as of December 31, 2024 because they were each acquired by the company in separate business combinations during 2024. The operations of Sleep Country Canada Holdings Inc., Meadow Foods Limited and Peak Achievement Athletics Inc. each represented 3.3%, nil and nil, respectively of the company’s consolidated non-insurance revenue for the year ended December 31, 2024, and each represented 1.5%, 0.8% and 1.1%, respectively of the company’s consolidated assets, and 1.3%, 0.7% and 0.9%, respectively of the company’s consolidated liabilities, as at December 31, 2024. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2024.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
March 7, 2025

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Sleep Country Canada Holdings Inc., Meadow Foods Limited and Peak Achievement Athletics Inc. from its assessment of internal control over financial reporting as of December 31, 2024, because they were acquired by the Company in purchase business combinations during 2024. We have also excluded Sleep Country Canada Holdings Inc., Meadow Foods Limited and Peak Achievement Athletics Inc. from our audit of internal control over financial reporting. Sleep Country Canada Holdings Inc., Meadow Foods Limited and Peak Achievement Athletics Inc. are subsidiaries whose total assets, total liabilities and total non-insurance revenue excluded from management’s assessment and our audit of internal control over financial reporting collectively represent 3.4%, 2.9% and 3.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts
As described in Notes 3, 4, 8, 9 and 22, to the consolidated financial statements as of December 31, 2024 include insurance contract liabilities of  $47,602.2 million and reinsurance contract assets held of  $10,682.6 million. These amounts included estimates of future cash flows for losses on claims and expenses that have not yet been paid, which form part of the liability for incurred claims (LIC) of  $41,904.6 million, and the associated recoveries from reinsurance, which form part of the asset for incurred claims (AIC) of  $10,666.8 million, respectively. The Company has applied varying actuarial projection methodologies in determining the estimates of future cash flows for losses on claims. These methodologies require the Company to develop assumptions including expected loss ratios and loss development patterns, which are based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors.
The principal considerations for our determination that performing procedures relating to the measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts is a critical audit matter are (1) significant judgment by management in developing the estimate of future cash flows for losses on claims based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors, and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of the Company’s actuarial projection methodologies and reasonableness of assumptions including the expected loss ratios and loss development patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s measurement of the LIC and AIC, including controls over the selection of actuarial projection methodologies and the development of assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the estimates of future cash flows for losses on claims by developing independent estimates and comparing the independent estimates to the Company’s actuarially determined estimates, with the remaining portion subjected to other procedures, including a review of management’s methods and assumptions applied in developing the actuarially determined estimates. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing assumptions based on data provided by the Company and where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of assumptions; and (iii) testing the completeness and accuracy of the data provided by management.
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 7, 2025
We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2024 and December 31, 2023
(US$ millions)
	Notes	December 31, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $193.6; December 31, 2023 – $197.7)	5, 25	2,502.7	1,781.6
Insurance contract receivables	11	780.4	926.1
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,240.7; December 31, 2023 – $637.0)	5, 25	7,620.5	7,165.6
Bonds (cost $37,852.9; December 31, 2023 – $36,511.9)	5	37,390.3	36,850.8
Preferred stocks (cost $944.6; December 31, 2023 – $898.3)	5	2,365.0	2,447.4
Common stocks (cost $7,116.1; December 31, 2023 – $6,577.2)	5	7,464.2	6,903.4
Investments in associates (fair value $8,144.8; December 31, 2023 – $7,553.2)	5, 6	7,153.3	6,607.6
Derivatives and other invested assets (cost $903.9; December 31, 2023 – $952.0)	5, 7	1,159.7	1,025.3
Assets pledged for derivative obligations (cost $154.8; December 31, 2023 – $137.7)	5, 7	150.8	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,163.3; December 31, 2023 – $3,507.6)	5, 6, 25	1,916.6	2,282.7
		65,220.4	63,422.1
Reinsurance contract assets held	9	10,682.6	10,887.7
Deferred income tax assets	18	325.0	301.1
Goodwill and intangible assets	12	8,278.2	6,376.3
Other assets	13	8,988.0	8,290.2
Total assets		96,777.3	91,985.1
See accompanying notes.
Signed on behalf of the Board

Director	Director

	Notes	December 31, 2024	December 31, 2023
Liabilities
Accounts payable and accrued liabilities	14	6,078.3	5,487.2
Derivative obligations	5, 7	356.9	444.9
Deferred income tax liabilities	18	1,714.0	1,250.3
Insurance contract payables	11	923.0	1,206.9
Insurance contract liabilities	8	47,602.2	46,171.4
Borrowings – holding company and insurance and reinsurance companies	15	8,858.2	7,824.5
Borrowings – non-insurance companies	15	2,895.5	1,899.0
Total liabilities		68,428.1	64,284.2
Equity	16
Common shareholders’ equity		22,959.8	21,615.0
Preferred stock		1,108.2	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		24,068.0	22,950.5
Non-controlling interests		4,281.2	4,750.4
Total equity		28,349.2	27,700.9
		96,777.3	91,985.1
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2024 and 2023
(US$ millions except per share amounts)
	Notes	2024	2023
Insurance
Insurance revenue	23	31,064.1	26,934.8
Insurance service expenses	24	(24,866.8)	(21,944.1)
Net insurance result		6,197.3	4,990.7
Cost of reinsurance		(6,197.7)	(4,977.4)
Recoveries of insurance service expenses	24	4,453.2	3,943.7
Net reinsurance result		(1,744.5)	(1,033.7)
Insurance service result		4,452.8	3,957.0
Other insurance operating expenses	23, 24	(1,182.9)	(966.4)
Net finance expense from insurance contracts	10	(1,754.9)	(2,152.7)
Net finance income from reinsurance contract assets held	10	475.0	547.1
		1,990.0	1,385.0
Investment income
Interest and dividends	5	2,511.9	1,896.2
Share of profit of associates	6	956.3	1,022.2
Net gains on investments	5	1,067.2	1,949.5
		4,535.4	4,867.9
Other revenue and expenses
Non-insurance revenue		6,682.8	6,614.5
Non-insurance expenses	24	(6,470.5)	(6,568.7)
Gain on sale and consolidation of insurance subsidiaries	21	–	549.8
Interest expense		(649.0)	(510.0)
Corporate and other expenses	24	(450.2)	(430.2)
		(886.9)	(344.6)
Earnings before income taxes		5,638.5	5,908.3
Provision for income taxes	18	(1,375.6)	(813.4)
Net earnings		4,262.9	5,094.9
Attributable to:
Shareholders of Fairfax		3,874.9	4,381.8
Non-controlling interests	16	388.0	713.1
		4,262.9	5,094.9
Net earnings per share	17	$173.41	$186.87
Net earnings per diluted share	17	$160.56	$173.24
Cash dividends paid per share	16	$15.00	$10.00
Shares outstanding (000) (weighted average)	17	22,373	23,183
See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2024 and 2023
(US$ millions)
	Notes	2024	2023

Net earnings		4,262.9	5,094.9
Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(652.5)	(39.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	22	173.9	(56.6)
Gains (losses) on hedge of net investment in European operations	22	51.5	(27.8)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	6	(135.3)	30.5
Other		(6.3)	0.3
		(568.7)	(93.2)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	21	–	1.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	6, 21	6.5	18.2
		(562.2)	(73.1)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans		44.3	(32.9)
Share of net losses on defined benefit plans of associates	6	(1.6)	(5.1)
Other		21.1	28.2
		63.8	(9.8)
Other comprehensive income (loss), net of income taxes		(498.4)	(82.9)
Comprehensive income		3,764.5	5,012.0
Attributable to:
Shareholders of Fairfax		3,455.3	4,353.4
Non-controlling interests		309.2	658.6
		3,764.5	5,012.0
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity
for the years ended December 31, 2024 and 2023
(US$ millions)
	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the year	–	–	–	3,874.9	–	3,874.9	–	3,874.9	388.0	4,262.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	–	−	–	–	(574.9)	(574.9)	–	(574.9)	(77.6)	(652.5)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	173.9	173.9	–	173.9	–	173.9
Gains on hedge of net investment in European operations	–	–	–	–	51.5	51.5	–	51.5	–	51.5
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(127.7)	(127.7)	–	(127.7)	(7.6)	(135.3)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	–	–	–	–	5.5	5.5	–	5.5	1.0	6.5
Net gains on defined benefit plans	–	–	–	–	41.6	41.6	–	41.6	2.7	44.3
Share of net losses on defined benefit plans of associates	–	–	–	–	(1.3)	(1.3)	–	(1.3)	(0.3)	(1.6)
Other	–	–	–	–	11.8	11.8	–	11.8	3.0	14.8
Issuances for share-based payments	–	108.3	(106.6)	–	–	1.7	–	1.7	–	1.7
Purchases and amortization for share-based payments (note 16)	–	(240.4)	164.9	–	–	(75.5)	–	(75.5)	–	(75.5)
Redemptions and purchases for cancellation (note 16)	(333.7)	–	–	(1,254.7)	–	(1,588.4)	(227.3)	(1,815.7)	–	(1,815.7)
Common share dividends (note 16)	–	–	–	(363.1)	–	(363.1)	–	(363.1)	(294.7)	(657.8)
Preferred share dividends (note 16)	–	–	–	(48.6)	–	(48.6)	–	(48.6)	–	(48.6)
Net changes in capitalization (note 16 and note 21)	–	–	61.9	(106.3)	2.4	(42.0)	–	(42.0)	(513.5)	(555.5)
Other	–	–	–	10.0	(4.6)	5.4	–	5.4	29.8	35.2
Balance as of December 31, 2024	5,662.2	(1,038.8)	732.9	18,987.5	(1,384.0)	22,959.8	1,108.2	24,068.0	4,281.2	28,349.2
Balance as of January 1, 2023	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the year	–	–	–	4,381.8	–	4,381.8	–	4,381.8	713.1	5,094.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	–	–	–	–	15.5	15.5	–	15.5	(55.1)	(39.6)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(56.6)	(56.6)	–	(56.6)	–	(56.6)
Losses on hedge of net investment in European operations	–	–	–	–	(27.8)	(27.8)	–	(27.8)	–	(27.8)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	–	–	–	–	28.8	28.8	–	28.8	1.7	30.5
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	–	–	–	–	1.6	1.6	–	1.6	0.3	1.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	–	–	–	–	17.9	17.9	–	17.9	0.3	18.2
Net losses on defined benefit plans	–	–	–	–	(31.5)	(31.5)	–	(31.5)	(1.4)	(32.9)
Share of net losses on defined benefit plans of associates	–	–	–	–	(1.5)	(1.5)	–	(1.5)	(3.6)	(5.1)
Other	–	–	–	–	25.2	25.2	–	25.2	3.3	28.5
Issuances for share-based payments	–	74.2	(77.4)	–	–	(3.2)	–	(3.2)	–	(3.2)
Purchases and amortization for share-based payments (note 16)	–	(89.6)	147.0	–	–	57.4	–	57.4	–	57.4
Purchases for cancellation (note 16)	(90.4)	–	–	(183.2)	–	(273.6)	–	(273.6)	–	(273.6)
Common share dividends (note 16)	–	–	–	(245.2)	–	(245.2)	–	(245.2)	(204.5)	(449.7)
Preferred share dividends (note 16)	–	–	–	(49.7)	–	(49.7)	–	(49.7)	–	(49.7)
Acquisitions of subsidiaries (note 21)	–	–	–	–	–	–	–	–	602.6	602.6
Net changes in capitalization (note 16 and note 21)	–	–	(72.6)	19.5	(14.1)	(67.2)	–	(67.2)	(252.1)	(319.3)
Other	–	–	–	(0.4)	63.2	62.8	–	62.8	42.9	105.7
Balance as of December 31, 2023	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9

(1)
Includes multiple voting shares with a carrying value of  $3.8 at January 1, 2023, December 31, 2023 and December 31, 2024.

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2024 and 2023
(US$ millions)
	Notes	2024	2023
Operating activities
Net earnings		4,262.9	5,094.9
Depreciation, amortization and impairment charges		753.8	896.0
Net bond discount amortization		(310.2)	(406.3)
Amortization of share-based payment awards	16	164.9	147.0
Share of profit of associates	6	(956.3)	(1,022.2)
Deferred income taxes	18	255.0	173.3
Net gains on investments	5	(1,067.2)	(1,949.5)
Gain on sale and consolidation of insurance subsidiaries	21	–	(549.8)
Net purchases of investments classified at FVTPL	25	(515.8)	(5,499.1)
Changes in operating assets and liabilities	25	1,406.8	3,076.3
Cash provided by (used in) operating activities		3,993.9	(39.4)
Investing activities
Sales of investments in associates	6	682.7	818.6
Distributions and dividends from investments in associates	6	419.6	246.7
Purchases of investments in associates	6	(630.0)	(882.0)
Net purchases of premises and equipment and intangible assets		(408.8)	(514.1)
Net (purchases) sales of investment property		(33.0)	53.3
Purchases of subsidiaries, net of cash acquired	21	(1,421.0)	240.8
Proceeds from sale of insurance subsidiaries, net of cash divested	21	–	128.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		67.4	–
Cash provided by (used in) investing activities		(1,323.1)	92.0
Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		2,430.9	393.9
Repayments		(1,209.8)	(29.6)
Net repayments on other revolving credit facilities		–	(10.0)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		1,380.9	228.6
Repayments		(665.2)	(163.9)
Net repayments on revolving credit facilities and short term loans		(51.2)	(185.4)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies		(62.6)	(64.7)
Principal payments on lease liabilities – non-insurance companies		(139.8)	(126.5)
Subordinate voting shares:	16
Purchases for treasury		(240.4)	(89.6)
Purchases for cancellation		(1,588.4)	(273.6)
Common share dividends	16	(363.1)	(245.2)
Preferred shares:	16
Redemptions		(173.8)	–
Preferred share dividends		(48.6)	(49.7)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	16	1.3	27.7
Purchases of non-controlling interests	16, 21	(539.9)	(340.2)
Sales to non-controlling interests	16	0.9	65.6
Dividends paid to non-controlling interests	16	(294.7)	(204.5)
Cash used in financing activities		(1,563.5)	(1,067.1)
Increase (decrease) in cash and cash equivalents		1,107.3	(1,014.5)
Cash and cash equivalents – beginning of year		5,121.4	6,119.6
Foreign currency translation		(116.2)	16.3
Cash and cash equivalents – end of year	25	6,112.5	5,121.4
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2024 and 2023
(in US$ and $ millions except per share amounts and as otherwise indicated)
1.
Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.
Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2024 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments and derivative obligations. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.
The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are typically subject to a variety of insurance and other laws and regulations that vary by jurisdiction and that are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.
These consolidated financial statements were approved for issue by the company’s Board of Directors on March 7, 2025.
3.
Summary of Material Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.
Consolidation
Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
The consolidated financial statements were prepared as of December 31, 2024 and 2023 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 27.
Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of the subsidiary’s comprehensive income (loss) and equity transactions. A non-controlling interest’s share of such adjustments is based on its present ownership interest in the subsidiary after consideration of any applicable shareholders’ agreements and other contractual arrangements. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Business combinations
Business combinations are accounted for using the acquisition method of accounting whereby at the date of acquisition the consideration transferred is measured at fair value and the company recognizes the identifiable assets acquired and the liabilities assumed at fair value. For each business combination, where applicable, the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary.
An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in the consolidated statement of earnings, either in net gains (losses) on investments for a non-insurance subsidiary or in gain on consolidation of insurance subsidiaries for an insurance or reinsurance subsidiary.
Goodwill and intangible assets
Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.
Intangible assets – Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings.
Investments in associates
Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.
The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of  “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings and may be reversed, subject to certain limits, in future periods if the circumstances that led to the impairment no longer exist.
Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.
Investments in joint ventures
Investments in joint ventures are accounted for using the equity method and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.
Consolidated statement of cash flows
The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.
Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.
Investments
Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.
Classification – Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at fair value through profit or loss (FVTPL). The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.
Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.
Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as investment income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.
For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.
Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.
Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.
Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.
Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.
The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance contracts, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.
The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.
Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.
Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.
Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:
Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.
Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.
The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.
Level 3 – Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.
Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.
Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).
The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers, third party broker-dealers and industry experts are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.
Foreign currency translation
Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.
Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings in net gains (losses) on investments. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.
Translation of foreign subsidiaries – The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India, other parts of Asia and South America) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.
Hedging
At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.
Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.
Insurance contracts and reinsurance contract assets held
Definition and classification
Insurance contracts – Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying, including variability in the

FAIRFAX FINANCIAL HOLDINGS LIMITED

timing of payments, significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract are classified as investment contracts, derivative contracts or service contracts, as appropriate. Insurance contracts include both direct and assumed (reinsurance) insurance contracts issued by the company.
Reinsurance contract assets held – Ceded reinsurance contracts do not relieve the company of its liability associated with underlying insurance contracts. Reinsurance contract assets held are presented separately on the consolidated balance sheet to indicate the extent of credit risk and the obligations of the company to its policyholders.
Insurance contracts acquired in a transfer or in a business combination – Insurance contracts acquired in a transfer or in a business combination bear insurance risk on both the future development of incurred claims which have not yet settled and on any unexpired insurance coverage remaining on the acquired contracts.
Unit of account and recognition – Insurance contracts and reinsurance contract assets held are required to be aggregated into portfolios of insurance contracts, based on underlying risk and the management of those risks, then further aggregated into groups based on the underlying expected profitability and date of issuance, with groups not containing contracts issued more than one year apart.
Insurance contracts are recognized from the earliest of: the beginning of the insurance contract’s coverage period; when payment from the policyholder becomes due or, if there is no contractual due date, when it is received; and when a contract is onerous.
Reinsurance contract assets held that provide proportionate reinsurance coverage are recognized from the later of: the beginning of the reinsurance contract’s coverage period; and when underlying insurance contracts are initially recognized.
Reinsurance contract assets held that do not provide proportionate reinsurance coverage are recognized at the beginning of the coverage period for the reinsurance contract unless the company recognizes onerous insurance contracts at an earlier date which are reinsured and the related reinsurance contract was entered into prior to the onerous contract being recognized, in which case the reinsurance contract assets held are recognized at the date the onerous groups of underlying insurance contracts are recognized.
When insurance contracts and reinsurance contract assets held are recognized, they are added to an existing group of contracts where possible. If the insurance contract cannot be added to an existing group based on the criteria set out above, a new group is formed. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group.
For insurance contracts acquired with incurred claims and remaining coverage, the company is considered to have issued a new, separate insurance contract with two coverages: coverage for claims events that have yet to occur and coverage for the development of claims events that have already occurred. For acquired contracts in their settlement period which are fully earned, the company is considered to have issued an adverse development cover for the acquired claim liability. These types of insurance contracts are accounted for as if they were entered into at the date of acquisition or transfer.
Measurement
The company measures its insurance contracts and reinsurance contract assets held, depending on the types of contracts written, using principally two models: Premium Allocation Approach (“PAA”) and to a lesser extent the General Measurement Model (“GMM”), primarily at its Life insurance and Run-off operations. Short-duration contracts where there is no significant variability in cash flows are primarily measured using the PAA, while long-duration contracts, which often include acquired contracts, are primarily measured using the GMM. The principles for initial and subsequent measurement when applying the GMM or the PAA are applicable to property and casualty insurance contracts and life insurance contracts. The measurement components are:
Contract boundary – The contract boundary determines the cash flows that are included in the measurement of a group of insurance contracts and reinsurance contract assets held and is determined by the substantive rights and obligations that exist during the reporting period in which the company can compel the receipt of payments or services or has a substantive obligation to make payments or provide services including insurance coverage.
Fulfillment cash flows within the contract boundary – Fulfillment cash flows are current estimates of cash flows within the contract boundary of a group of contracts which include premiums, claims, acquisition costs and other expenses that the company expects, adjusted to reflect the timing and uncertainty of those amounts with an explicit risk adjustment for non-financial risk.

There are two types of directly attributable costs that are included in the contract boundary:
Acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions, premium taxes, underwriting costs and related overhead are deferred and amortized into earnings as the related premiums are earned. Insurance acquisition cash flows are allocated to groups of insurance contracts based on the contracts that generated the expenses. Insurance acquisition cash flows paid before the recognition of the related group of contracts are recognized as an asset and subsequently derecognized and included within the group of insurance contracts when the related contracts are recognized. At each reporting date, the company assesses for impairment and will recognize impairment losses when the carrying amount of the asset exceeds the expected net cash inflows for the related group of insurance contracts. The company reverses any impairment losses and increases the carrying amount of the asset to the extent that the impairment conditions have reversed.
Other costs that are incurred in fulfilling insurance contracts – These comprise all remaining directly attributable costs that are not categorized as acquisition costs and include losses on claims, together with both allocated and unallocated loss adjustment expenses, and related overhead.
Contracts measured under the Premium Allocation Approach
The company’s insurance contracts are predominantly measured using the PAA, a simplified method permitted under IFRS 17 that is typically applied to short-duration contracts or when it provides a reasonable approximation of the GMM. The company uses the PAA for measuring all insurance contracts and reinsurance contract assets held which are eligible for the simplified methodology. Insurance contracts and reinsurance contract assets held are eligible when the coverage period of each contract in the group is one year or less or the company reasonably expects that the resulting measurement of the liability for remaining coverage (“LRC”) would not differ materially from that of applying the GMM. When comparing the different possible measurements, the company considers the impact of different release patterns of the LRC to the consolidated statement of earnings, the impact of discounting and financial risks, and whether significant variability in the cash flows exists.
Insurance contracts
Initial measurement – On initial recognition of each group of insurance contracts, the carrying amount of the LRC is measured as the premiums received on initial recognition minus any insurance acquisition cash flows allocated to the group, adjusted for any amounts previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows). The company defers and amortizes insurance acquisition cash flows for all groups of contracts. Unless the contracts are onerous, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the liability for incurred claims (“LIC”).
If there are indications that a group of insurance contracts is onerous, then the company recognizes a loss in insurance service expense in the consolidated statement of earnings and increases the LRC if the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the LRC. This excess is recognized as a loss component within the LRC, which is reported in insurance contract liabilities on the consolidated balance sheet.
Subsequent measurement – The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. On subsequent measurement, the carrying amount of the LRC is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.
The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported (“IBNR”). It reflects both a risk adjustment for non-financial risk and the time value of money as most of the company’s insurance contracts issued and measured under the PAA typically have a settlement period of over one year.
In each reporting period, the company remeasures the loss component using the same calculation as on initial recognition and reflects any changes by adjusting the loss component as required until the loss component is reduced to zero, with such adjustments recognized in insurance service expenses. If a loss component did not exist on initial recognition but there are indications that a group of contracts is onerous on subsequent measurement, then the company establishes the loss component using the same methodology as on initial recognition.
Reinsurance contract assets held
Initial measurement – On initial recognition of each group of reinsurance contracts, the carrying amount of the asset for remaining coverage (“ARC”) is measured as the premiums paid (i.e. premiums ceded) on initial

FAIRFAX FINANCIAL HOLDINGS LIMITED

recognition, adjusted for ceding commissions that are not contingent on claims and any amounts previously recognized for cash flows related to the group. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held. For contracts measured under the PAA, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the asset for incurred claims (“AIC”).
When there is an onerous group of underlying contracts, a loss-recovery component is created for the group of reinsurance contract assets held which adjusts the ARC, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
Subsequent measurement – The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. On subsequent measurement, the carrying amount of the ARC is increased by any premiums paid, and reduced by the amount recognized as cost of reinsurance for services received.
For contracts measured under the PAA, the asset for incurred claims is measured consistent with the asset for incurred claims under the GMM and reflects a risk adjustment for non-financial risk and the time value of money as most of the company’s reinsurance contract assets held and measured under the PAA typically have a settlement period of over one year.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.
Contracts measured under the General Measurement Model
For insurance and reinsurance contracts which do not meet the eligibility criteria to apply the simplified methodology under the PAA due to longer coverage periods or cash flows which can vary significantly over the term of the insurance contract, the company applies the GMM when determining the carrying amount of the LRC and ARC. The LIC and AIC under both the PAA and GMM are measured consistently.
Measurement of insurance and reinsurance contracts under the GMM differs from the PAA as follows:
Estimate of cash flows for future services
The carrying amount of LRC and ARC include an estimate of all future cash flows of an insurance contract over the life of the contract, including premiums, claims, and associated expenses, and these projections are updated at each reporting date to reflect current estimates.
Discounting
Future cash flows included within the LRC and ARC are discounted to reflect the time value of money and the financial risks associated with those cash flows. Discount rates applied reflect market conditions and the characteristics of the insurance contract liabilities and are updated at each reporting date.
Risk adjustment for non-financial risk
An explicit risk adjustment is included within the LRC and ARC to represent the compensation required for bearing non-financial insurance risks whereas under the PAA, this is not required. The risk adjustment captures the uncertainty in cash flows arising from claims and other non-financial risks.
Contractual service margin (CSM)
The CSM, which is included within the LRC and ARC, represents the unearned profit of an insurance or reinsurance contract that is earned over the coverage period. Changes to future cash flow estimates and the risk adjustment, except those attributable to financial risks, will lead to an adjustment of the CSM.
Insurance contracts acquired in a transfer or in a business combination
Initial measurement – On initial recognition of insurance contracts that are acquired in a transfer or in a business combination, the company records the contracts as if it had entered into them on the acquisition date. For insurance contracts acquired in a transfer, the consideration received or paid represents the premium deemed to be received. For insurance contracts acquired in a business combination, the consideration is deemed to be the insurance contracts’ fair value at the acquisition date. Acquired contracts which are in their settlement period are included within the LRC and their coverage period extended to reflect the expected settlement of these claims.
Subsequent measurement – On subsequent measurement of insurance contracts that are acquired in a transfer or in a business combination, the company accounts for the contracts using the same measurement principles as applied to other insurance contracts. For contracts which have unexpired risk, the LRC will be released into insurance revenue as coverage is provided. For contracts which have claims which have already occurred, the LRC will be released into insurance revenue over the expected claims settlement pattern with the claims being recognized within insurance service expenses as those claims are settled.
Derecognition and contract modification
An insurance contract is derecognized when it is extinguished, i.e. when the specified obligations in the contract expire or are discharged or cancelled. An insurance contract is also derecognized if its terms are modified in a way that would have significantly changed the accounting for the contract had the new terms always existed, in which case a new contract based on the modified terms is recognized. If an insurance contract modification does not result in derecognition, then the changes in cash flows caused by the modification are treated as changes in estimates of fulfillment cash flows.
Presentation
Any assets or liabilities recognized for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts (see note 8).
Amounts recognized in the consolidated statement of earnings for insurance contracts are disaggregated into (i) an insurance service result, comprised of insurance revenue and insurance service expenses (“net insurance result”), (ii) cost of reinsurance and recoveries of insurance service expense (“net reinsurance result”), and (iii) net finance income or expenses from insurance contracts.
Changes in the risk adjustment for non-financial risk are not disaggregated between the insurance service result and net finance income or expenses from insurance contracts. All changes in the risk adjustment for non-financial risk are included in the insurance service result in the consolidated statement of earnings.
Consolidated Statement of Earnings
Insurance revenue
Contracts measured under the PAA
For contracts measured under the PAA, the company recognizes insurance revenue based on the expected premium receipts and the passage of time over the coverage period of a group of contracts unless the release of risk differs significantly from the passage of time, such as with certain acquired contracts. In those instances insurance revenue is recognized based on the release of risk.
Contracts measured under the GMM
Insurance revenue is recognized over the coverage terms of the underlying policies in accordance with the level of protection provided, which is represented by the total of the changes in the LRC for which consideration is expected, comprised of the following:
•
a release of the CSM, measured based on services provided as described below;

•
changes in the risk adjustment for non-financial risk relating to current services;

•
claims and other insurance service expenses incurred in the period, measured at the amounts expected at the beginning of the year;

•
insurance revenue would be reduced by systematic allocations to the loss component for changes in risk adjustment and incurred claims and other insurance service expenses;

•
amortization of insurance acquisition cash flows; and

•
other amounts, including premium experience adjustments related to current or past service.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The amount of the CSM that is recognized as insurance revenue in each period is determined by calculating the amount of insurance services provided in the current period compared to future periods over the expected coverage period. The expected coverage period reflects the coverage term and expectations of insured events occurring to the extent that they affect the expected coverage period.
Insurance service expense
Insurance service expenses arising from insurance contracts are recognized in the consolidated statement of earnings as they are incurred and include losses on claims, other insurance service expenses, amortization of insurance acquisition costs, losses and reversals of losses on onerous contracts, and impairment losses and reversals of those impairment losses on insurance acquisition cash flow assets.
Net reinsurance result
Net reinsurance result comprises the cost of reinsurance less recoveries of insurance service expenses from reinsurers. The cost of reinsurance is recognized in the consolidated statement of earnings as services are received from the reinsurer over the coverage period. Recoveries of insurance service expenses from reinsurers are recognized in the consolidated statement of earnings as claims and other insurance service expenses are recovered, including any changes in expectations for these amounts, and recoveries and reversals of recoveries of the loss-recovery component. The establishment of the loss-recovery component and subsequent increases or decreases in the loss-recovery component related to future service are presented in net reinsurance result.
Net finance income or expense from insurance contracts and reinsurance contract assets held
Net finance income or expense from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings are principally comprised of changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the ARC and LRC under the GMM and the AIC and LIC under all measurement models at current rates; discounting the ARC and LRC under the PAA where a significant financing component exists and accreting interest on the CSM at locked-in rates.
Insurance contract receivables and payables
Insurance contract receivables and payables primarily consist of amounts owing from and to agents, brokers, third party administrators and other intermediaries that are not directly attributable to a specific group of insurance or reinsurance contracts.
Foreign currency transactions in insurance contracts and reinsurance contract assets held
Foreign currency transactions within groups of insurance contracts and reinsurance contract assets held are accounted for using a multi-currency approach whereby each group’s underlying cash flows are accounted for in their transactional currencies and each group of contracts, including a group’s CSM, is considered a monetary item. The underlying currencies within a group are therefore translated at the end of a reporting period into the company’s functional currency at period-end exchange rates.
Income taxes
The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.
Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.
Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.
Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.
Investment property
Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in non-insurance revenue, and direct expenses in non-insurance expenses.
Non-insurance revenue
Non-insurance revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as non-insurance revenue receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.
Non-insurance expenses
Non-insurance expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.
Equity
Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.
Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.
Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.
Net earnings per share attributable to shareholders of Fairfax
Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

excess over stated value of preferred shares redeemed, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.
Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.
New accounting pronouncements adopted in 2024
On January 1, 2024 the company adopted the following amendments, which did not have a significant impact on the company’s consolidated financial statements: Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Non-current Liabilities with Covenants (Amendments to IAS 1), Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) and Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
New accounting pronouncements issued but not yet effective
The following new pronouncements have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2024. The company is currently evaluating their expected impact on its consolidated financial statements and does not expect to adopt them in advance of their effective dates.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
On May 30, 2024 the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which included clarifying the date of recognition and derecognition of some financial assets and liabilities, with an exception relating to the derecognition of financial liabilities that are settled using an electronic payment system, and additional required disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including environmental, social and governance linked features). The amendments are applied retrospectively on or after January 1, 2026 with early application permitted. An entity is not required to restate comparative information when it first applies these amendments, however, is permitted to do so only if possible without the use of hindsight. If an entity does not restate prior periods, the cumulative effect of initially applying the amendments is recognized as an adjustment to opening equity.
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 which replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to present specified categories and defined subtotals in the statement of earnings and to provide disclosures on management-defined performance measures in the notes to the financial statements, and also makes certain amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share. The standard is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted.
4.
Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: measurement of insurance contracts and reinsurance contract assets held in notes 8 and 9 respectively; determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.
Insurance contracts and reinsurance contract assets held
Fulfillment cash flows – Fulfillment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money for both financial and non-financial risk. These estimates reflect a range of possible scenarios and outcomes, where the cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value. The estimates of future cash flows reflect the company’s view of current conditions at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events that might affect those cash flows.
The model to value the fulfillment cash flows may also include certain qualitative adjustments using professional judgment in circumstances where, in the company’s view, the existing inputs, assumptions, or modelling techniques do not capture all relevant risk factors. Where, through model development, the company identifies that the existing models do not capture all relevant risk factors or have other input or data limitations, post-model adjustments are used to address temporary shortcomings. Such adjustments may require significant judgment and may affect the amounts recognized.
The most significant judgments within the estimates of fulfillment cash flows are for property and casualty insurance provision for losses and loss adjustment expenses, which include estimates of future cash flows from losses on claims which have not yet been paid and that are included within the LIC. The judgments used to determine the future cash flows from losses on claims include the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors, including inflation. These balances are estimated using generally accepted actuarial standards, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as at each balance sheet date. The assumptions underlying the estimation of provision for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provision for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance contracts” and “Reinsurance contract assets held” sections of note 3 of these consolidated financial statements, and in the “Underwriting Risk” section of note 22 and in note 8 for the historic development of the company’s insurance contract liabilities (adjustments to LIC).
Risk adjustment for non-financial risk – The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company’s insurance contracts issued and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across its insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The insurance and reinsurance subsidiaries generally use stochastic bootstrapping for claims loss reserves and combines the resulting loss distributions with distributions for premiums, expenses, catastrophe losses and other risks provided using an appropriate dependency structure such as correlation matrices and copula. When determining their risk adjustments two quantile techniques are primarily used: value-at-risk and conditional tail expectation. The company then consolidates using stochastic methods, applying expected correlation structures between subsidiaries to produce a consolidated distribution. The aggregate risk adjustment is compared to the consolidated distribution to determine the confidence interval using a value-at-risk quantile technique. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2024 of 84.6% (December 31, 2023 – 84.0%).
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities the company uses industry accepted discounted cash flow models to value the instruments. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.
Impairment assessments of goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, net insurance revenue, investment returns, regulatory capital ratios, other revenues and expenses, and (ii) for indefinite-lived intangible assets, net insurance revenue, other revenues and royalty rates. Discounted cash flows are subject to

FAIRFAX FINANCIAL HOLDINGS LIMITED

sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.
Determination of significant influence, joint control and control
The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 21 and subsidiaries are presented in note 27.
5.
Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.
	December 31, 2024	December 31, 2023
Holding company
Cash and cash equivalents(1)	663.2	406.8
Short term investments	51.6	192.9
Bonds	444.8	344.3
Preferred stocks	20.2	12.2
Common stocks(2)	92.5	103.5
Derivatives (note 7)	1,036.8	524.2
	2,309.1	1,583.9
Assets pledged for derivative obligations:
Cash equivalents	101.1	2.5
Short term investments	–	127.8
Bonds	92.5	67.4
	193.6	197.7
Holding company cash and investments as presented on the consolidated balance sheet	2,502.7	1,781.6
Derivative obligations (note 7)	(0.6)	(32.5)
	2,502.1	1,749.1
Portfolio investments
Cash and cash equivalents(1)	6,662.1	5,157.2
Short term investments	958.4	2,008.4
Bonds	37,390.3	36,850.8
Preferred stocks	2,365.0	2,447.4
Common stocks(2)	7,464.2	6,903.4
Investments in associates (note 6)	7,153.3	6,607.6
Derivatives (note 7)	538.0	448.3
Other invested assets(3)	621.7	577.0
	63,153.0	61,000.1
Assets pledged for derivative obligations:
Bonds	150.8	139.3
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	86.2	197.2
Bonds	157.1	39.2
Common stocks	321.0	616.6
Investments in associates (note 6)	1,352.3	1,429.7
	1,916.6	2,282.7
Portfolio investments as presented on the consolidated balance sheet	65,220.4	63,422.1
Derivative obligations (note 7)	(356.3)	(412.4)
	64,864.1	63,009.7
Total cash and investments, net of derivative obligations	67,366.2	64,758.8

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2024 of  $1,400.1 (December 31, 2023 – $642.3). See note 25.

(2)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2024 of  $2,282.3 (December 31, 2023 – $2,171.8).

(3)
Comprised primarily of investment property.

Restricted cash and cash equivalents
Restricted cash and cash equivalents at December 31, 2024 of  $1,400.1 (December 31, 2023 – $642.3) was comprised of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries, and restricted cash of  $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia Equity Partners LLC as described below. Refer to note 25 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.
Subsequent to December 31, 2024
On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia Equity Partners LLC (“Blizzard Vacatia”). The company’s total cash investment of  $835.0 was comprised of a senior secured loan of  $365.0, preferred shares of  $275.0, a mortgage-backed loan of  $170.0 and common shares of  $25.0. Blizzard Vacatia, through its subsidiaries, is engaged in the development, sales, marketing and rental of timeshare resorts.
Pledged cash and investments
The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.
	December 31, 2024	December 31, 2023
Regulatory deposits	6,714.4	6,701.0
Security for reinsurance and other	1,809.5	1,854.9
	8,523.9	8,555.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2024 bonds containing call, put and both call and put features represented $9,657.6, $148.9 and $448.1 respectively (December 31, 2023 – $8,766.5, $85.5 and $464.5) of the total fair value of bonds. The table below excludes: interest rate swaps with a notional amount at December 31, 2024 of  $1,900.0 (December 31, 2023 – $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023; U.S. treasury bond forward contracts entered into during 2024 to buy long-dated U.S. treasury bonds with a notional amount at December 31, 2024 of  $1,330.2 (December 31, 2023 – nil) as described in note 7; and at December 31, 2023 the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount of  $292.8 that economically hedged the company’s exposure to interest rate risk.
	December 31, 2024		December 31, 2023
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	9,324.8	9,117.2	7,780.5	7,545.6
Due after 1 year through 3 years(2)	8,110.9	7,975.6	9,352.1	9,420.5
Due after 3 years through 5 years(2)	6,939.6	7,004.5	5,738.7	5,861.1
Due after 5 years through 10 years(3)	12,309.6	12,273.6	13,645.1	14,047.3
Due after 10 years(4)	2,036.2	1,864.6	577.9	566.5
	38,721.1	38,235.5	37,094.3	37,441.0
Effective interest rate(5)		5.2%		5.3%

(1)
Includes bonds held by the holding company and Fairfax India.

(2)
Includes the company’s investments in first mortgage loans at December 31, 2024 of  $4,777.8 (December 31, 2023 – $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Includes U.S. treasury bonds at December 31, 2024 of  $10,222.4 (December 31, 2023 – $11,868.0) with maturities between 5 to 7 years.

(4)
Includes U.S. treasury bonds at December 31, 2024 of  $1,204.7 (December 31, 2023 – nil) with maturities between 28 to 30 years.

(5)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the fixed income investment to its gross carrying amount at initial recognition. The effective interest rate does not reflect changes in market interest rates that affect the fair value of the fixed income investment over time.

The increase in the company’s holdings of bonds due in 1 year or less primarily reflected the shift from due after 1 year through 3 years into due in 1 year or less as a result of the passage of time impacting their earliest contractual maturity date, partially offset by net sales and maturities of corporate and other bonds of  $1,361.7, U.S. treasury bonds of  $492.8, other government bonds of  $261.9 and Canadian government bonds of  $169.3. The increase in the company’s holdings of bonds due after 3 years through 5 years was primarily due to net purchases of other government bonds of  $871.8 and corporate and other bonds of  $743.6. The decrease in the company’s holdings of bonds due after 5 years through 10 years was primarily due to the passage of time impacting their earliest contractual maturity date and net sales of U.S. treasury bonds of  $735.2, partially offset by net purchases of other government bonds of  $400.4 and corporate and other bonds of  $286.2. The increase in the company’s holdings of bonds due after 10 years was primarily due to net purchases of U.S. treasury bonds of  $1,348.9 (primarily with maturities between 28 to 30 years) and other government bonds of  $171.9.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:
	December 31, 2024				December 31, 2023
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	7,512.6	–	–	7,512.6	5,763.7	–	–	5,763.7
Short term investments:
Canadian government and provincials	98.5	–	–	98.5	553.3	–	–	553.3
U.S. treasury	217.8	–	–	217.8	794.1	–	–	794.1
Other government	55.7	171.0	–	226.7	31.3	339.0	–	370.3
Corporate and other	–	467.0	–	467.0	–	611.4	–	611.4
	372.0	638.0	–	1,010.0	1,378.7	950.4	–	2,329.1
Bonds:
Canadian government and provincials	–	2,741.0	–	2,741.0	–	2,715.1	–	2,715.1
U.S. treasury	–	15,863.9	–	15,863.9	–	16,273.5	–	16,273.5
U.S. states and municipalities	–	179.6	–	179.6	–	184.5	–	184.5
Other government	–	6,087.4	45.9	6,133.3	–	4,903.0	39.3	4,942.3
Corporate and other(2)	–	7,601.0	5,716.7	13,317.7	–	7,567.9	5,757.7	13,325.6
	–	32,472.9	5,762.6	38,235.5	–	31,644.0	5,797.0	37,441.0
Preferred stocks:
Canadian	16.3	–	19.2	35.5	15.5	3.5	8.8	27.8
U.S.	–	–	398.9	398.9	–	–	343.3	343.3
Other(3)	12.3	1,936.7	1.8	1,950.8	12.0	286.6	1,789.9	2,088.5
	28.6	1,936.7	419.9	2,385.2	27.5	290.1	2,142.0	2,459.6
Common stocks:
Canadian	1,264.5	175.4	332.4	1,772.3	838.3	216.0	288.2	1,342.5
U.S.	902.4	34.3	1,396.0	2,332.7	988.0	27.4	1,258.7	2,274.1
Other	1,757.0	575.7	1,440.0	3,772.7	2,023.4	501.9	1,481.6	4,006.9
	3,923.9	785.4	3,168.4	7,877.7	3,849.7	745.3	3,028.5	7,623.5
Derivatives and other invested assets	–	1,354.2	842.3	2,196.5	–	869.5	680.0	1,549.5
Derivative obligations (note 7)	–	(222.7)	(134.2)	(356.9)	–	(257.4)	(187.5)	(444.9)
Holding company cash and investments and portfolio investments measured at fair value	11,837.1	36,964.5	10,059.0	58,860.6	11,019.6	34,241.9	11,460.0	56,721.5
	20.1%	62.8%	17.1%	100.0%	19.4%	60.4%	20.2%	100.0%
Investments in associates (note 6)(4)	4,420.5	679.5	5,643.8	10,743.8	3,592.3	83.2	6,532.3	10,207.8

(1)
Includes restricted cash and cash equivalents of  $1,400.1 at December 31, 2024 (December 31, 2023 – $642.3). Aggregate restricted cash and cash equivalents at December 31, 2024 included cash of  $835.0 held at a depository in connection with the company’s investments in Blizzard Vacatia that closed on January 1, 2025 as described earlier. See also note 6 and note 25.

(2)
Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2024 of  $4,777.8 (December 31, 2023 – $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”). The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2024 and 2023 there were no significant transfers of financial instruments between Level 1 and Level 2. During 2024 the company’s holdings in common shares and compulsory convertible preferred shares of Digit were transferred from investments in associates and preferred stocks classified as Level 3 to Level 2, respectively, due to the completion of the initial public offering of Digit’s general insurance subsidiary, Go Digit General Insurance Limited (“Digit Insurance”) as described in note 6. The company’s investments in the Digit common shares and compulsory convertible preferred shares are classified as Level 2 as their fair values are principally determined through the traded market price of the Digit Insurance common shares which were listed on both the BSE and NSE in India following Digit Insurance’s initial public offering. During 2024 Fairfax India’s holdings in CSB Bank Limited common shares were transferred from investments in associates classified as Level 3 to Level 1 as a result of the release of selling restrictions in August 2024. During 2023 the company’s holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 due to the privatization transaction described in note 6. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.
	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance – January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains included in the consolidated statement of earnings	29.4	57.8	125.1	9.0	80.4	178.8	480.5
Purchases(2)	1,306.3	12.7	203.6	–	160.6	94.0	1,777.2
Sales and distributions(2)	(1,280.3)	(1.4)	(203.5)	(8.6)	(191.7)	(43.0)	(1,728.5)
Transfer out of category(3)	(31.8)	(1,784.3)	–	–	–	–	(1,816.1)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(58.0)	(6.9)	(18.6)	(2.3)	(14.1)	(14.2)	(114.1)
Balance – December 31	5,762.6	419.9	2,104.8	70.9	992.7	708.1	10,059.0
	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance – January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	63.7	(2.4)	(69.7)	(7.6)	12.3	(135.4)	(139.1)
Purchases(2)(4)	3,451.7	134.5	384.2	–	289.7	137.7	4,397.8
Acquisitions of insurance subsidiaries (note 21)	109.6	–	–	0.9	34.9	32.7	178.1
Sales and distributions(2)	(1,262.5)	(2.9)	(146.1)	(19.7)	(10.2)	(214.2)	(1,655.6)
Transfer out of category	–	(36.7)	–	–	(3.0)	–	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	12.5	2.4	5.6	1.7	3.9	(8.6)	17.5
Deconsolidation of non-insurance subsidiary	(43.3)	–	–	–	–	–	(43.3)
Balance – December 31	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
Private placement debt securities include net purchases of first mortgage loans of  $103.5 (2023 – $2,261.5).

(3)
During 2024 the company’s investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance’s initial public offering as described above.

(4)
Private placement debt securities include the Amynta Group promissory note as described in note 21.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2024:
Asset class	Carrying value	Valuation technique	Significant unobservable input	Input range used		Effect on fair value if input value is increased(a)
				Low	High
Bonds(b):
Private placement debt securities(1)	781.8	Discounted cash flow	Credit spread	0.8%	7.3%	Decrease
Mortgage loans(2)	4,777.8	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	3.0%	10.4%	Decrease
Other	203.0	Various	Various	N/A	N/A	N/A
	5,762.6
Preferred stocks(c):
Private placement preferred shares	338.5	Discounted cash flow	Credit spread	3.6%	4.3%	Decrease
Other	81.4	Various	Various	N/A	N/A	N/A
	419.9
Common stocks(d):
Limited partnerships and other(3)	2,104.8	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(3)	463.1	Net asset value	Net asset value	N/A	N/A	Increase
Other	600.5	Various	Various	N/A	N/A	N/A
	3,168.4
Derivatives and other invested assets(e):
Investment property(4)	307.0	Income capitalization	Terminal capitalization rate	6.3%	9.0%	Decrease
			Discount rate	8.0%	10.3%	Decrease
			Market rent growth rate	2.5%	3.0%	Increase
	87.0	Sales comparison	Price per acre (Cdn$thousands)	40.5	183.6	Increase
Other	314.1	Various	Various	N/A	N/A	N/A
	708.1
Total	10,059.0

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(c)
Included in holding company cash and investments or preferred stocks on the consolidated balance sheet.

(d)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(e)
Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations, on the consolidated balance sheet.

(1)
At December 31, 2024 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 11 investments, the largest being $125.6 (construction and home building) (December 31, 2023 – 10 investments, the largest being $148.9 (software and services)). By increasing (decreasing) the credit spreads applied at December 31, 2024 by 100 basis points, the fair value of this asset class would collectively decrease by $24.7 (increase by $26.1).

(2)
At December 31, 2024 these mortgage loans consisted of 93 investments, the largest being $235.0 (December 31, 2023 – 102 investments, the largest being $235.0). By increasing (decreasing) the credit spreads applied at December 31, 2024 by 100 basis points, the fair value of this asset class would collectively decrease by $42.6 (increase by $25.2).

(3)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. Typically investment funds, when they otherwise meet the criteria to be classified as Level 2, are instead classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2024 limited partnerships and other consisted of 44 investments, the three largest being $320.1 (industrials), $288.4 (oil and gas extraction) and $265.6 (industrials) (December 31, 2023 – 42 investments, the three largest being $315.0 (industrials), $242.5 (primarily industrials and consumer discretionary) and $235.3 (oil and gas extraction)). By increasing (decreasing) net asset values at December 31, 2024 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $210.5.

(4)
These investment property were primarily valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates. Certain investment property were valued using an industry accepted direct sales comparison approach that incorporated recent non-public sale prices per acre for comparable properties in similar locations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Income
An analysis of investment income for the years ended December 31 follows:
Interest and dividends and share of profit of associates
	2024	2023
Interest income:
Cash and short term investments	359.8	279.4
Bonds	2,055.3	1,624.9
Derivatives and other invested assets	(68.5)	(63.2)
	2,346.6	1,841.1
Dividends:
Preferred stocks(1)	164.7	44.7
Common stocks	98.2	89.1
	262.9	133.8
Investment expenses	(97.6)	(78.7)
Interest and dividends	2,511.9	1,896.2
Share of profit of associates (note 6)	956.3	1,022.2

(1)
On October 30, 2024 the company received a dividend of  $112.3 from Digit on the company’s investment in Digit compulsory convertible preferred shares. See note 6 for details.

Net gains (losses) on investments
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	507.0	(210.2)	296.8	43.9	420.5	464.4
Bonds and preferred stocks – convertible	18.2	(3.6)	14.6	(0.2)	77.3	77.1
Other equity derivatives(1)(2)	375.3	564.0	939.3	144.0	213.2	357.2
Disposition of non-insurance associates(3)(4)(5)	575.5	–	575.5	322.0	–	322.0
Other	32.8	–	32.8	(3.1)	–	(3.1)
Long equity exposures and financial effects	1,508.8	350.2	1,859.0	506.6	711.0	1,217.6
Bonds	(16.5)	(590.8)	(607.3)	(587.6)	1,141.9	554.3
U.S. treasury bond forward contracts	(90.0)	(34.0)	(124.0)	172.3	(12.5)	159.8
Total bonds	(106.5)	(624.8)	(731.3)	(415.3)	1,129.4	714.1
Foreign currency(6)	166.6	(191.8)	(25.2)	(222.5)	103.7	(118.8)
Other	(17.9)	(17.4)	(35.3)	1.6	135.0	136.6
Net gains (losses) on investments	1,551.0	(483.8)	1,067.2	(129.6)	2,079.1	1,949.5

(1)
Other equity derivatives include long equity total return swaps, equity warrants and options, and during 2023 the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2024 included $515.8 in unrealized gains (2023 – $320.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of  $1,032.7 at December 31, 2024 (December 31, 2023 – $516.9) recorded in holding company cash and investments, as described in note 7.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2024 included $517.7 in realized gains (2023 – $304.2) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since previous reset date of  $295.3 and the cash-settlement of  $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.

(3)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7 as described in note 6.

(4)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4 in the consolidated statement of earnings as described in note 21.

(5)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings, as described in note 6.

(6)
Foreign currency net losses during 2024 were primarily related to foreign currency net losses on investing activities, partially offset by foreign currency net gains on underwriting activities. Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments. Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments.

6.
Investments in Associates

The company’s investments in associates and joint ventures were comprised as follows:
	December 31, 2024					Year ended December 31, 2024
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)(1)	49.0%	434.9	325.3	–	325.3	59.7
Other	–	311.0	207.5	–	207.5	(2.0)
		745.9	532.8	–	532.8	57.7
Non-insurance(3):
India
Bangalore International Airport Limited (“Bangalore Airport”)(11)	64.0%	1,632.0	–	787.5	787.5	27.4
CSB Bank Limited (“CSB Bank”)	40.0%	254.8	–	197.2	197.2	24.9
Quess Corp Limited (“Quess”)(4)	34.6%	397.3	426.4(d)	–	426.4	10.4
Sanmar Chemical Enterprises Limited (“Sanmar”, formerly Sanmar Chemicals Group)	42.9%	201.4	–	81.6	81.6	(72.7)
IIFL Capital Services Limited (“IIFL Capital”, formerly IIFL Securities)	30.7%	362.7	15.8	120.4	136.2	26.1
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	146.0	–	134.3	134.3	34.4
Other	–	55.9	10.8	31.3	42.1	1.9
		3,050.1	453.0	1,352.3	1,805.3	52.4
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	106.4	106.4(d)	–	106.4	7.8
Other	–	165.8	167.1	–	167.1	(17.5)
		272.2	273.5	–	273.5	(9.7)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)(3)	34.4%	2,923.5	2,374.8	–	2,374.8	515.0
Poseidon Corp. (“Poseidon”, formerly Atlas)	43.3%	2,046.3	1,858.5	–	1,858.5	212.6
Stelco Holdings Inc. (“Stelco”)(5)	–	–	–	–	–	18.3
EXCO Resources Inc. (“EXCO”)	49.3%	459.6	458.1	–	458.1	39.6
Peak Achievement Athletics Inc. (“Peak Achievement”)(6)	–	–	–	–	–	57.0
Helios Fairfax Partners Corporation (“HFP”)	36.3%	73.3	162.7	–	162.7	(34.8)
Partnerships, trusts and other(7)(8)	–	1,172.9	1,039.9	–	1,039.9	48.2
		6,675.6	5,894.0	–	5,894.0	855.9
		9,997.9	6,620.5	1,352.3	7,972.8	898.6
Investments in associates		10,743.8	7,153.3	1,352.3	8,505.6	956.3
As presented on the consolidated balance sheet:
Investments in associates		8,144.8			7,153.3
Fairfax India investments in associates		2,599.0			1,352.3
		10,743.8			8,505.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2023					Year ended December 31, 2023
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	477.2	146.6	–	146.6	43.2
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)(2)	–	–	–	–	–	42.6
Other	–	234.0	222.1	–	222.1	(5.1)
		711.2	368.7	–	368.7	80.7
Non-insurance(3):
India
Bangalore International Airport Limited (“Bangalore Airport”)(11)	64.0%	1,600.0	–	783.0	783.0	16.0
CSB Bank Limited (“CSB Bank”)	49.7%	409.3	–	223.0	223.0	35.4
Quess Corp Limited (“Quess”)(4)	34.7%	323.6	433.0(d)	–	433.0	(47.0)
Sanmar Chemical Enterprises Limited (“Sanmar”, formerly Sanmar Chemicals Group)	42.9%	302.9	–	156.1	156.1	0.6
IIFL Capital Services Limited (“IIFL Capital”, formerly IIFL Securities)	30.9%	165.7	13.6	103.8	117.4	12.4
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	142.8	–	133.6	133.6	42.6
IIFL Finance Limited (“IIFL Finance”)(12)	–	–	–	–	–	45.1
Other	–	69.6	10.8	30.2	41.0	1.8
		3,013.9	457.4	1,429.7	1,887.1	106.9
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	–	104.0	104.0(d)	–	104.0	6.4
Other(6)	–	73.3	73.3	–	73.3	(13.8)
		177.3	177.3	–	177.3	(7.4)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)(3)	34.1%	2,251.6	2,099.5	–	2,099.5	437.7
Poseidon Corp. (“Poseidon”, formerly Atlas)(9)	43.4%	2,046.3	1,706.4	–	1,706.4	149.6
Stelco Holdings Inc. (“Stelco”)	23.6%	491.6	291.6	–	291.6	23.7
EXCO Resources Inc. (“EXCO”)	48.3%	435.2	417.6	–	417.6	129.1
Peak Achievement Athletics Inc. (“Peak Achievement”)	42.6%	226.1	129.4(d)	–	129.4	23.3
Helios Fairfax Partners Corporation (“HFP”)	36.3%	91.5	197.6	–	197.6	9.2
Partnerships, trusts and other(10)	–	763.1	762.1	–	762.1	69.4
		6,305.4	5,604.2	–	5,604.2	842.0
		9,496.6	6,238.9	1,429.7	7,668.6	941.5
Investments in associates		10,207.8	6,607.6	1,429.7	8,037.3	1,022.2
As presented on the consolidated balance sheet:
Investments in associates		7,553.2			6,607.6
Fairfax India investments in associates		2,654.6			1,429.7
		10,207.8			8,037.3

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India’s associates are domiciled in India.

(d)
These investments are joint ventures.

Insurance and reinsurance associates and joint ventures
(1)
On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company’s investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering, the company recorded a pre-tax gain of  $106.3 in net changes in capitalization in the consolidated statement of changes in equity on the company’s 49.0% equity interest in Digit (related to Digit’s equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance from the initial offering). Digit Insurance’s common shares are now traded on the BSE and NSE in India and closed at 319.10 Indian rupees per common share on December 31, 2024.

On October 30, 2024 the company received a dividend of  $112.3 from Digit on the company’s investment in Digit compulsory convertible preferred shares which the company recognized as dividend income, with a corresponding amount recognized as a net loss on investments, both in the consolidated statement of earnings.

(2)
On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance as described in note 21.

Non-insurance associates and joint ventures
(3)
During 2024 the company recognized distributions and dividends of  $409.8 (2023 – $220.4) from its non-insurance associates and joint ventures, of which $127.9 (€118.2) was the company’s share of a dividend paid by Eurobank. On December 11, 2023 the company increased its interest in Eurobank to 34.1% for cash consideration of  $82.0 through the purchase of Eurobank common shares held through the company’s investment in AVLNs entered with RiverStone Barbados.

Subsequent to December 31, 2024, on January 23, 2025 the company sold 80.0 million shares or an approximate 2.2% equity interest in Eurobank for gross proceeds of  $190.8 (€183.5), which decreased the company’s equity interest to 32.3% and will result in the recognition of a realized gain of approximately $40 in the consolidated statement of earnings in the first quarter of 2025. The sale was a mandatory technical adjustment to the company’s significant equity interest in Eurobank.
(4)
During 2024 Quess announced a plan to demerge into three separate entities. Shareholders will receive one share of each new entity for each share held of Quess. Completion of the demerger is expected to be in 2025, subject to regulatory approvals. Share of loss of Quess of  $47.0 in 2023 included a non-cash impairment charge of  $52.8.

(5)
On November 1, 2024 Cleveland-Cliffs Inc. (“Cliffs”) acquired all outstanding common shares of Stelco for a combination of cash consideration of Cdn$60.00 and 0.454 Cliffs common shares per Stelco common share. The company received total consideration of  $638.1, inclusive of cash consideration and the fair value of the Cliffs common shares received at close of the transaction in exchange for its Stelco common shares, and recorded a realized gain of  $343.7 in the consolidated statement of earnings.

(6)
On December 20, 2024 the company increased its equity interest in Peak Achievement from 42.6% to 100% and commenced consolidating Peak Achievement as described in note 21.

(7)
During the first quarter of 2024 the company increased its common equity interest in John Keells Holdings PLC (“John Keells”), a publicly listed conglomerate in Sri Lanka, to 19.5%. The company also holds John Keells convertible debentures which, together with the common shares held, provide the company a substantive potential voting interest in John Keells of 24.5%. Accordingly, the company commenced applying the equity method of accounting to its common equity interest in John Keells which had a fair value of  $175.3 (54.3 billion Sri Lankan rupees).

(8)
During the third quarter of 2024 an insurance subsidiary of the company invested $100.4 in the Marval Guru Fund at the applicable net asset value of the fund on the transaction date, in addition to the company’s previously disclosed investment of  $50.0 in 2017, pursuant to an investment management contract with the holding company whereby Benjamin Watsa, the CEO, CIO and Founder of Marval Capital Ltd. and a member of the company’s Board of Directors and the son of Prem Watsa, the company’s Chairman and CEO and effectively controlling shareholder, manages the investments in the fund.

(9)
On March 28, 2023 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the “Consortium”) acquired all of the outstanding common shares of Atlas, other than those shares owned by the Consortium and by Prem Watsa, Fairfax’s CEO, at a cash purchase price of  $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company transferred its shares in Atlas, inclusive of the company’s interest through its holdings in Atlas equity warrants that were exercised on January 12, 2023 for cash consideration of  $78.7, into an entity formed by the Consortium that was subsequently renamed Poseidon Corp. The company did not purchase any additional interest not already owned by the Consortium upon closing of the transaction. The other members of the Consortium fully funded the cash component of the transaction, and the company continued its ownership in Atlas as part of the Consortium. The company continues to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon.

Subsequent to the closing of the transaction, during the second quarter of 2023 Mr. Watsa, to avoid potential future conflicts of interest, sold all of his 678,021 shares of Poseidon to Fairfax. Mr. Watsa owned 678,021 shares of Atlas representing less than 0.3% ownership as an investment that were replaced with shares of Poseidon on a one-for-one basis as a result of the tender offer as part of the Consortium described above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Mr. Watsa sold the Poseidon shares to Fairfax at $15.50 per share, the same price he could have obtained under the tender offer and the price at which Fairfax’s shares of Atlas were valued by the Consortium which made the tender offer.
(10)
On March 1, 2023 Domtar Corporation acquired all outstanding common shares of Resolute Forest Products Inc. (“Resolute”), which was held for sale as at December 31, 2022, for a combination of cash consideration of  $20.50 and a Contingent Value Right (“CVR”) per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds and was valued at $1.42 per share based on the market price of Resolute immediately prior to close of the transaction. The company received total consideration of  $665.6, inclusive of cash consideration and the fair value of the CVR at close of the transaction, in exchange for its Resolute common shares, which included shares with a fair value of $120.7 purchased on January 26, 2023 through the company’s investment in AVLNs entered with RiverStone Barbados, and recorded a realized gain of  $44.2 in the consolidated statement of earnings.

Fairfax India
(11)
On June 21, 2023 Fairfax India acquired an additional 3.0% equity interest in Bangalore Airport from Siemens Project Ventures GmbH (“Siemens”) for cash consideration of  $75.0 to increase its equity interest to 57.0%. On December 12, 2023 Fairfax India acquired an additional 7.0% equity interest in Bangalore Airport from Siemens for cash consideration of  $175.0, which further increased its equity interest in Bangalore Airport to 64.0%. At December 31, 2024 and 2023 the company continued to apply the equity method of accounting due to extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.

Subsequent to December 31, 2024, on February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore Airport from Siemens for purchase consideration of  $255.0, payable in three installments, with the initial installment paid on closing and the balance to be paid during the third quarters of 2025 and 2026. The company expects that it will continue to apply the equity method of accounting for Fairfax India’s 74.0% equity interest in Bangalore Airport due to the ongoing extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.
(12)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL, and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings.

Subsequent to December 31, 2024
Investment in Blizzard Vacatia Equity Partners LLC
On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia as described in note 5.
Investment in Albingia SA
During the fourth quarter of 2024 the company entered into an agreement to purchase an approximate 33% equity interest in Albingia SA (“Albingia”) for purchase consideration of approximately $216 (€209). Closing of the transaction is subject to regulatory approvals and is expected to be in the second quarter of 2025. Albingia is a French insurance company that writes specialty property and casualty insurance.

Annual changes in carrying value
Changes in the carrying value of investments in associates for the years ended December 31 were as follows:
	2024
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	5,865.8	741.8	1,429.7	8,037.3
Share of pre-tax comprehensive income (loss):
Share of profit	871.1	46.2	39.0	956.3
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(146.6)	(7.5)	1.0	(153.1)
Share of losses on defined benefit plans	(0.7)	(0.7)	(0.4)	(1.8)
	723.8	38.0	39.6	801.4
Dividends and distributions recognized	(308.1)	(88.2)	(32.9)	(429.2)
Purchases and acquisitions	573.6	126.7	–	700.3
Divestitures and other net changes in capitalization(1)	(253.6)	(3.2)	(45.1)	(301.9)
Reclassifications(2)	(97.4)	(127.4)	–	(224.8)
Foreign exchange effect and other	(31.9)	(6.6)	(39.0)	(77.5)
Balance – December 31	6,472.2	681.1	1,352.3	8,505.6
	2023
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	5,312.2	780.9	1,342.6	7,435.7
Share of pre-tax comprehensive income (loss):
Share of profit	936.0	12.9	151.1	1,100.0
Impairments(3)	(19.8)	(58.0)	–	(77.8)
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	39.2	1.1	(3.4)	36.9
Share of gains (losses) on defined benefit plans	0.9	(0.8)	(5.7)	(5.6)
	956.3	(44.8)	142.0	1,053.5
Dividends and distributions recognized	(208.7)	(24.8)	(13.2)	(246.7)
Purchases and acquisitions(4)	884.8	42.5	250.0	1,177.3
Divestitures and other net changes in capitalization(1)	(709.9)	(14.6)	(89.7)	(814.2)
Reclassifications(2)	(379.3)	–	(193.0)	(572.3)
Foreign exchange effect and other	10.4	2.6	(9.0)	4.0
Balance – December 31	5,865.8	741.8	1,429.7	8,037.3

(1)
Primarily reflects the sale of Stelco, partially offset by a net gain recorded in net changes in capitalization in the consolidated statement of changes in equity in connection with the initial public offering of Digit Insurance in 2024. Primarily reflects the sale of Resolute in 2023.

(2)
Primarily reflects the consolidations of Peak Achievement and Meadow Foods (see note 21) and the commencement of the equity method of accounting for John Keells and the Marval Guru Fund in 2024, and the consolidation of Gulf Insurance (see note 21) and the reclassification of IIFL Finance to common stock at FVTPL in 2023.

(3)
Impairments recorded on associates and joint ventures are included in share of profit of associates in the consolidated statement of earnings. Impairments of  $77.8 recorded during 2023 included non-cash impairment charges principally related to Quess.

(4)
Includes the consolidation of Gulf Insurance’s equity accounted investments in 2023 with a fair value of  $151.8.

FAIRFAX FINANCIAL HOLDINGS LIMITED

7.
Derivatives

The following table summarizes the company’s derivative financial instruments:
	December 31, 2024				December 31, 2023
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,156.1	140.5	1,121.2	0.4	4,101.7	149.1	595.7	32.5
Foreign currency derivative contracts	–	3.1	204.2	134.3	–	–	65.0	158.8
Other derivative contracts	–	137.3	249.4	222.2	–	254.2	311.8	253.6
Total			1,574.8	356.9			972.5	444.9
The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity derivative contracts
Long equity total return swaps
At December 31, 2024 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of  $981.6 (December 31, 2023 – $1,112.8). Long equity total return swaps provide a return which is directly correlated to changes in the fair values of the underlying individual equities. These derivative contracts included an aggregate of 1,760,355 (December 31, 2023 – 1,964,155) Fairfax subordinate voting shares with an original notional amount of  $664.0 (Cdn$846.1) or approximately $377.19 (Cdn$480.62) per share at December 31, 2024 (December 31, 2023 – $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share), where the counterparties are Canadian banks.
During 2024 the long equity total return swaps on Fairfax subordinate voting shares produced net gains of $1,033.5 (2023 – $624.8), comprised of  $517.7 in realized gains (2023 – $304.2) and $515.8 in unrealized gains (2023 – $320.6). The realized gains related to cash-settlement of  $295.3 (2023 – $304.2) on market value movement since the previous reset date and cash-settlement of  $222.4 (2023 – nil) on closing contracts during the fourth quarter on 203,800 Fairfax subordinate voting shares with an original notional amount of  $68.5 (Cdn$88.9). The unrealized gains principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties.
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Other derivative contracts
U.S. treasury bond forward contracts
During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of  $1,330.2 (December 31, 2023 – nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates.
The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 – notional amount of  $292.8).
During 2024 the company recorded net losses on investments of  $124.0 (2023 – net gains on investments of $159.8) on its U.S. treasury bond forward contracts.
Interest rate swap contracts
At December 31, 2024 the company held interest rate swap contracts with a notional amount of  $1,900.0 (December 31, 2023 – $1,900.0) and an average remaining term to maturity of less than six months. The contracts provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023.
Counterparty collateral
Collateral deposits on derivative contracts for the benefit of the company
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2024 consisted of cash of  $50.0 and government securities of  $1,015.1 (December 31, 2023 – $42.2 and $492.3). The cash is recorded on the consolidated balance sheet in holding company cash and investments and in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2024. The company’s exposure to counterparty risk and the management thereof are discussed in note 22.
Collateral deposits on derivative contracts for the benefit of the derivative counterparties
At December 31, 2024 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $344.4 (December 31, 2023 – $337.0), comprised of collateral of  $271.6 (December 31, 2023 – $270.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of  $72.8 (December 31, 2023 – $66.7) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.
8.
Insurance Contract Liabilities

	December 31, 2024			December 31, 2023
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Insurance contracts issued(2)	42,989.4	4,793.3	47,782.7	41,863.4	4,471.4	46,334.8
Assets for insurance acquisition cash flows	(176.8)	(3.7)	(180.5)	(160.0)	(3.4)	(163.4)
Insurance contract liabilities	42,812.6	4,789.6	47,602.2	41,703.4	4,468.0	46,171.4

(1)
Includes insurance contracts issued measured under the GMM within Global Insurers and Reinsurers of  $941.4 (2023 – $396.9), International Insurers and Reinsurers of  $303.0 (2023 – $356.3) and Life insurance and Run-off of  $3,548.9 (2023 – $3,718.2). The increase within the Global Insurers and Reinsurers from 2023 principally related to Brit which recognized certain renewed business under the GMM. Insurance contracts issued under the GMM include a LRC of  $3,104.5 (2023 – $3,122.6) and a LIC of  $1,688.8 (2023 – $1,348.8).

(2)
Total at December 31, 2024 was comprised of LRC of  $5,878.1 and LIC of  $41,904.6 (December 31, 2023 – $6,757.1 and $39,577.7).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
December 31	1,117.8	9,676.2	10,794.0	891.8	26,298.6	27,190.4	737.5	4,187.1	4,924.6	42,909.0	80.4	42,989.4
2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
December 31	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	3,610.8	35,530.6	2,651.3	41,792.7
Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(29,589.0)	–	–	(29,589.0)
Incurred claims and other insurance service expenses(2)(3)	119.5	18,406.2	1,051.9	19,577.6
Amortization of acquisition costs	5,124.9	–	–	5,124.9
Prior year reserve development and release of risk adjustment on prior year claims(4)	–	(232.8)	(846.0)	(1,078.8)
Insurance service expenses(2)	5,244.4	18,173.4	205.9	23,623.7
Net insurance result	(24,344.6)	18,173.4	205.9	(5,965.3)
Net finance expense (income) from insurance contracts(5)	(0.6)	1,634.6	–	1,634.0
Foreign exchange effects(6)	(127.3)	(625.6)	(53.9)	(806.8)
Total changes in the consolidated statement of comprehensive income	(24,472.5)	19,182.4	152.0	(5,138.1)
Cash flows:
Premiums received	29,692.6	–	–	29,692.6
Claims and other insurance service expenses paid, including investment components	–	(17,848.0)	–	(17,848.0)
Insurance acquisition cash flows	(5,569.1)	–	–	(5,569.1)
Changes in funds withheld	(78.3)	37.2	–	(41.1)
	24,045.2	(17,810.8)	–	6,234.4
Investment components and other	(436.4)	468.5	(12.1)	20.0
Balance – December 31	2,747.1	37,370.7	2,791.2	42,909.0

(1)
Includes loss components of  $64.7 at January 1, 2024 and $184.6 at December 31, 2024.

(2)
Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During 2024 Gulf Insurance contributed insurance revenue of  $3,239.0, including $665.3 related to acquired contracts, and insurance service expenses of $2,920.6, including $713.2 related to acquired contracts. The effect of acquired contracts decreased the net insurance result by $47.9. Conversely, acquired contracts benefited the net reinsurance result by $54.1 as described in note 9.

(3)
Incurred claims and other insurance service expenses included within estimates of the present value of future cash flows is comprised of the Global Insurers and Reinsurers ($8,788.7), North American Insurers ($5,297.1) and International Insurers and Reinsurers ($4,320.4) reporting segments. The increase to $4,320.4 in 2024 from $1,779.7 in 2023 in the International Insurers and Reinsurers reporting segment principally related to the acquisition of Gulf Insurance on December 26, 2023, which contributed $2,482.1 in 2024, including the effects of acquired contracts described in footnote 2. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk is comprised of the Global Insurers and Reinsurers ($647.3), North American Insurers ($237.1) and International Insurers and Reinsurers ($167.5) reporting segments.

(4)
Reflects the release of risk adjustment for non-financial risk as claims are paid, comprised of the Global Insurers and Reinsurers ($630.2), North American Insurers ($156.5) and International Insurers and Reinsurers ($59.3) reporting segments. When claims are initially incurred, the risk adjustment is included within incurred claims and other insurance service expenses in the table above. Prior year reserve development included within estimates of present value of future cash flows, comprised favourable prior year reserve development in the Global Insurers and Reinsurers ($211.5) and International Insurers and Reinsurers ($149.6) reporting segments, partially offset by adverse prior year development in the North American Insurers ($128.3) reporting segment. The increase from 2023, primarily reflected increased favourable prior year reserve development on non-catastrophe and catastrophe losses in the Global Insurers and Reinsurers reporting segment.

(5)
Net finance expense from insurance contracts included within estimates of present value of future cash flows is comprised of the Global Insurers and Reinsurers ($992.6), North American Insurers ($389.3) and International Insurers and Reinsurers ($252.7) reporting segments. The decrease in net finance expense in 2024 from 2023 from insurance contracts primarily reflects the effects of increased average discount rates in 2024 on prior years’ net losses on claims, which has the effect of reducing net finance expense, and decreased average discount rates on interest accretion resulting from the unwinding of the effect of discounting as claims progress toward settlement in the Global Insurers and Reinsurers reporting segment.

(6)
Foreign exchange effects included within the total primarily includes the strengthening of the U.S. dollar relative to the company’s insurance contract liabilities denominated in foreign currencies, primarily the Canadian dollar, euro, Brazilian real and the British pound sterling within the Global Insurers and Reinsurers ($254.0), the North American Insurers ($220.7) and the International Insurers and Reinsurers ($150.9) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	1,900.9	32,108.9	2,480.0	36,489.8
Changes in the consolidated statement of comprehensive income:
Insurance revenue	(26,095.0)	–	–	(26,095.0)
Incurred claims and other insurance service expenses(2)	(81.2)	16,480.6	971.2	17,370.6
Amortization of acquisition costs	4,719.1	–	–	4,719.1
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	(73.3)	(794.7)	(868.0)
Insurance service expenses	4,637.9	16,407.3	176.5	21,221.7
Net insurance result	(21,457.1)	16,407.3	176.5	(4,873.3)
Net finance expense from insurance contracts(4)	4.2	1,965.7	–	1,969.9
Foreign exchange effects	23.8	90.1	(28.1)	85.8
Total changes in the consolidated statement of comprehensive income	(21,429.1)	18,463.1	148.4	(2,817.6)
Cash flows:
Premiums received	27,191.2	–	–	27,191.2
Claims and other insurance service expenses paid, including investment components	–	(15,537.9)	–	(15,537.9)
Insurance acquisition cash flows	(5,196.6)	–	–	(5,196.6)
Changes in funds withheld	142.3	(21.8)	–	120.5
	22,136.9	(15,559.7)	–	6,577.2
Investment components and other	(170.4)	147.1	–	(23.3)
Contracts recognized on acquisition of subsidiary(5)	1,172.5	371.2	22.9	1,566.6
Balance – December 31	3,610.8	35,530.6	2,651.3	41,792.7

(1)
Includes loss components of  $139.0 at January 1, 2023 and $64.7 at December 31, 2023.

(2)
Incurred claims and other insurance service expenses included within estimates of present value of future cash flows is comprised of the Global Insurers and Reinsurers ($9,596.8), North American Insurers ($5,104.1) and International Insurers and Reinsurers ($1,779.7) reporting segments. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk is comprised of the Global Insurers and Reinsurers ($677.1), North American Insurers ($191.1) and International Insurers and Reinsurers ($103.0) reporting segments.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are paid, primarily at the Global Insurers and Reinsurers ($589.9) and the North American Insurers ($155.9) reporting segments. When claims are initially incurred, the risk adjustment is included within incurred claims and other insurance service expenses in the table above. Prior year reserve development included within estimates of present value of future cash flows comprised favourable prior year reserve development at the Global Insurers and Reinsurers reporting segment ($290.7), partially offset by adverse prior year reserve development at the International Insurers and Reinsurers ($167.2) and North American Insurers ($50.2) reporting segments.

(4)
Net finance expense from insurance contracts included within estimates of present value of future cash flows is comprised of the Global Insurers and Reinsurers ($1,401.4), North American Insurers ($407.6) and International Insurers and Reinsurers ($156.7) reporting segments.

(5)
Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium received. Consequently, acquired contracts in their settlement period are included within the LRC and their expected settlement period deemed as the coverage period.

Discount rates
Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The table below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company’s insurance revenue is principally based.
	December 31, 2024				December 31, 2023
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	4.64%	4.83%	5.17%	5.37%	5.00%	4.57%	4.70%	4.81%
Canadian dollar	3.36%	3.82%	4.43%	4.60%	5.28%	4.51%	4.37%	4.41%
Euro	2.38%	2.50%	2.91%	3.23%	3.38%	2.64%	2.86%	3.08%
British pound sterling	4.74%	4.68%	5.14%	5.51%	4.95%	3.93%	4.26%	4.60%
Development of insurance losses
The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development tables below present the estimates of undiscounted cumulative claims, excluding the risk adjustment, on both a gross and net of reinsurance basis for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments at the end of each calendar year, the cumulative payments made in respect of those claims in subsequent years and the re-estimated amount of each calendar year’s cumulative claims as at December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimates of undiscounted gross cumulative claims
	Calendar year
	2017	2018	2019	2020	2021	2022	2023	2024
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	25,284.5	25,426.9	26,528.3	28,700.5	32,329.1	36,306.4	41,221.8	44,110.0
Cumulative payments as of:
One year later	6,917.3	7,191.0	7,018.7	6,986.7	8,410.7	10,341.7	11,386.6
Two years later	11,052.3	11,487.9	11,133.7	11,990.6	14,571.5	17,308.6
Three years later	13,928.6	14,318.9	14,702.8	16,410.5	19,487.3
Four years later	15,843.4	16,807.6	17,959.2	19,797.6
Five years later	17,528.7	19,121.9	20,332.7
Six years later	19,141.7	20,755.7
Seven years later	20,301.2
Reserves re-estimated as of:
One year later	24,131.2	25,256.3	26,259.1	28,119.8	31,640.8	36,470.5	40,421.4
Two years later	24,091.7	25,124.0	26,052.6	27,894.1	32,041.6	36,493.3
Three years later	23,949.9	25,132.6	25,961.4	28,468.4	32,525.5
Four years later	24,046.1	25,286.7	26,611.8	29,118.6
Five years later	24,202.6	25,851.6	27,152.9
Six years later	24,554.7	26,226.1
Seven years later	24,824.2
Favourable (adverse) development	460.3	(799.2)	(624.6)	(418.1)	(196.4)	(186.9)	800.4
Favourable (adverse) development comprised of:
Effect of foreign currency translation	555.9	307.3	410.5	399.5	338.8	250.1	390.0
Favourable (adverse) loss reserve development	(95.6)	(1,106.5)	(1,035.1)	(817.6)	(535.2)	(437.0)	410.4
	460.3	(799.2)	(624.6)	(418.1)	(196.4)	(186.9)	800.4
Reconciliation to the liability for incurred claims at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above								44,110.0
Effect of discounting								(6,652.8)
Risk adjustment for non-financial risk								3,364.9
Other(1)								227.2
Liability for incurred claims (PAA & GMM)								41,049.3
Less: Liability for incurred claims (GMM)								(887.4)
Liability for incurred claims (PAA)								40,161.9
Liability for incurred claims (PAA) as presented in the table above
Estimates of present value of future cash flows								37,370.7
Risk adjustment for non-financial risk								2,791.2
Liability for incurred claims (PAA)								40,161.9

(1)
Primarily includes settled losses payable and funds withheld, partially offset by reinstatement premiums payable.

The effect of foreign currency translation in the table above primarily arose on translation of the provisions for losses to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 22.
Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.
Favourable loss reserve development in calendar year 2024 of  $410.4 in the table above was principally comprised of favourable loss experience on more recent accident years, partially offset by continued emergence related to asbestos and other latent claims and unfavourable loss experience related to accident years 2016 to 2020.

Estimates of undiscounted net cumulative claims(1)
	Calendar year
	2017	2018	2019	2020	2021	2022	2023	2024
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	19,750.1	19,334.7	19,858.9	21,468.6	24,068.6	27,800.1	31,618.1	34,197.6
Cumulative payments as of:
One year later	5,297.4	5,407.0	5,339.8	5,426.1	6,415.3	7,791.6	8,508.8
Two years later	8,394.6	8,606.4	8,480.3	9,269.8	11,042.3	13,108.6
Three years later	10,562.7	10,719.0	11,216.3	12,456.8	14,770.8
Four years later	12,010.0	12,624.3	13,473.3	14,979.6
Five years later	13,291.3	14,142.2	15,227.4
Six years later	14,348.9	15,378.5
Seven years later	15,221.8
Reserves re-estimated as of:
One year later	18,642.9	19,052.8	19,587.2	21,233.4	23,808.7	27,534.6	30,843.5
Two years later	18,411.4	18,937.4	19,585.7	21,342.5	24,151.8	27,593.1
Three years later	18,275.8	19,052.3	19,845.5	21,728.2	24,570.4
Four years later	18,392.0	19,227.2	20,269.4	22,194.9
Five years later	18,589.3	19,589.3	20,657.3
Six years later	18,839.6	19,891.7
Seven years later	19,059.1
Favourable (adverse) development	691.0	(557.0)	(798.4)	(726.3)	(501.8)	207.0	774.6
Favourable (adverse) development comprised of:
Effect of foreign currency translation	231.2	67.5	173.2	207.5	260.9	117.6	336.6
Favourable (adverse) loss reserve development	459.8	(624.5)	(971.6)	(933.8)	(762.7)	89.4	438.0
	691.0	(557.0)	(798.4)	(726.3)	(501.8)	207.0	774.6
Reconciliation to the liability for incurred claims, net of reinsurance, at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above								34,197.6
Effect of discounting								(5,157.7)
Risk adjustment for non-financial risk								2,364.9
Other(2)								(663.1)
Liability for incurred claims, net of reinsurance (PAA & GMM)								30,741.7
Less: Liability for incurred claims, net of reinsurance (GMM)								(876.8)
Liability for incurred claims, net of reinsurance (PAA)								29,864.9
Liability for incurred claims, net of reinsurance (PAA) as presented in the preceding table and note 9						LIC (PAA)	AIC (PAA) (note 9)	LIC less AIC (PAA)
Estimates of present value of future cash flows						37,370.7	9,449.8	27,920.9
Risk adjustment for non-financial risk						2,791.2	847.2	1,944.0
Liability for incurred claims, net of reinsurance (PAA)						40,161.9	10,297.0	29,864.9

(1)
Net of asset for incurred claims for reinsurance contract assets held.

(2)
Primarily includes settled losses payable, net of reinsurance, partially offset by funds withheld and reclassification of certain retrospective contracts to the ARC.

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.
Reinsurance Contract Assets Held

	December 31, 2024			December 31, 2023
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Reinsurance contract assets held(2)	9,757.2	925.4	10,682.6	9,856.3	1,031.4	10,887.7

(1)
Comprised of reinsurance contract assets held measured under the GMM at Global Insurers and Reinsurers of  $261.3 (2023 – $321.6), International Insurers and Reinsurers of  $263.5 (2023 – $262.1) and Life insurance and Run-off of  $400.6 (2023 – $447.7).

(2)
Total at December 31, 2024 was comprised of ARC of  $15.8 and AIC of  $10,666.8 (December 31, 2023 – $771.7 and $10,116.0).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
December 31	(87.0)	1,236.2	1,149.2	(1.7)	6,750.2	6,748.5	(460.0)	2,310.6	1,850.6	9,748.3	8.9	9,757.2
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
December 31	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the years ended December 31 were as follows:

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	180.1	8,821.0	852.6	9,853.7
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(6,004.8)	–	–	(6,004.8)
Recoveries of incurred claims and other insurance service expenses(2)(3)	51.0	4,123.9	305.6	4,480.5
Prior year reserve development and release of risk adjustment on prior year claims(4)	–	73.4	(291.9)	(218.5)
Recoveries of insurance service expenses(2)	51.0	4,197.3	13.7	4,262.0
Net reinsurance result	(5,953.8)	4,197.3	13.7	(1,742.8)
Net finance income (expense) from reinsurance contract assets held(5)	(0.2)	461.1	–	460.9
Foreign exchange effects	7.9	(181.6)	(15.7)	(189.4)
Total changes in the consolidated statement of comprehensive income	(5,946.1)	4,476.8	(2.0)	(1,471.3)
Cash flows:
Premiums paid	5,804.4	–	–	5,804.4
Amounts received	–	(4,403.2)	–	(4,403.2)
Changes in funds withheld	(4.7)	(35.7)	–	(40.4)
	5,799.7	(4,438.9)	–	1,360.8
Investment components and other	(582.4)	592.2	(3.4)	6.4
Contracts recognized on acquisition of subsidiary	–	(1.3)	–	(1.3)
Balance – December 31	(548.7)	9,449.8	847.2	9,748.3

(1)
Includes loss recovery components of  $23.0 at January 1, 2024 and $73.4 at December 31, 2024.

(2)
Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During 2024 Gulf Insurance contributed cost of reinsurance of $1,301.3, including $338.8 related to acquired contracts, and recoveries of insurance service expenses of $1,064.5, including $392.9 related to acquired contracts. The effect of acquired contracts benefited the net reinsurance result by $54.1.

(3)
Recoveries of incurred claims and other insurance service expenses included within estimates of the present value of future cash flows is comprised of the Global Insurers and Reinsurers ($1,677.0), International Insurers and Reinsurers ($1,530.7) and North American Insurers ($916.2) reporting segments. The increase to $1,530.7 in 2024 from $526.1 in 2023 in the International Insurers and Reinsurers reporting segment principally related to the acquisition of Gulf Insurance on December 26, 2023, which contributed $959.1 in 2024, including the effects of acquired contracts described in footnote 2. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk is comprised of the Global Insurers and Reinsurers ($167.7), International Insurers and Reinsurers ($86.2) and North American Insurers ($51.7) reporting segments.

(4)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($217.4) and the North American Insurers ($43.2) reporting segments. When claims are initially incurred, the risk adjustment is included within recoveries of incurred claims and other insurance service expenses in the table above. Prior year reserve development included within estimates of present value of future cash flows,

FAIRFAX FINANCIAL HOLDINGS LIMITED

comprised of favourable prior year reserve development at the North American Insurers ($81.7) and Global Insurers and Reinsurers ($32.0) reporting segments, partially offset by adverse prior year reserve development at the International Insurers and Reinsurers ($40.3) reporting segment, that decreased from 2023, primarily reflecting decreased favourable prior year reserve development in the International Insurers and Reinsurers reporting segment.
(5)
Net finance income from reinsurance contract assets held included within estimates of present value of future cash flows was comprised of the Global Insurers and Reinsurers ($266.0), International Insurers and Reinsurers ($143.4) and North American Insurers ($51.7) reporting segments. The decrease in net finance income in 2024 from 2023 from reinsurance contract assets held primarily reflects the effects of increased average discount rates in 2024 on prior years’ net losses on claims, which has the effect of reducing net finance income, and decreased average discount rates on interest accretion resulting from the unwinding of the effect of discounting as recoveries of claims progress toward settlement in the Global Insurers and Reinsurers reporting segment.

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	(144.0)	8,011.6	806.6	8,674.2
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,759.6)	–	–	(4,759.6)
Recoveries of incurred claims and other insurance service expenses(2)	(27.8)	3,496.2	330.1	3,798.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	227.0	(266.4)	(39.4)
Recoveries of insurance service expenses	(27.8)	3,723.2	63.7	3,759.1
Net reinsurance result	(4,787.4)	3,723.2	63.7	(1,000.5)
Net finance income from reinsurance contract assets held(4)	0.8	520.9	–	521.7
Foreign exchange effects	(41.9)	(59.0)	(31.9)	(132.8)
Total changes in the consolidated statement of comprehensive income	(4,828.5)	4,185.1	31.8	(611.6)
Cash flows:
Premiums paid	4,786.2	–	–	4,786.2
Amounts received	–	(3,502.6)	–	(3,502.6)
Changes in funds withheld	(3.1)	(14.6)	–	(17.7)
	4,783.1	(3,517.2)	–	1,265.9
Investment components and other	(7.2)	8.0	–	0.8
Contracts recognized on acquisition of subsidiary(5)	376.7	133.5	14.2	524.4
Balance – December 31	180.1	8,821.0	852.6	9,853.7

(1)
Includes loss recovery components of  $50.1 at January 1, 2023 and $23.0 at December 31, 2023.

(2)
Recoveries of incurred claims and other insurance service expenses included within estimates of present value of future cash flows is comprised of the Global Insurers and Reinsurers ($1,996.4), North American Insurers ($973.7) and International Insurers and Reinsurers ($526.1) reporting segments. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk is comprised of the Global Insurers and Reinsurers ($219.3), International Insurers and Reinsurers ($57.7) and North American Insurers ($53.1) reporting segments.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily in the Global Insurers and Reinsurers ($200.9) and the North American Insurers ($40.4) reporting segments. When claims are initially incurred, the risk adjustment is included within recoveries of incurred claims and other insurance service expenses in the table above. Prior year reserve development included within estimates of present value of future cash flows is comprised of favourable prior year reserve development in the International Insurers and Reinsurers ($217.8) and

the North American Insurers ($53.0) reporting segments, partially offset by adverse prior year reserve development in the Global Insurers and Reinsurers reporting segment ($43.8).
(4)
Net finance income from reinsurance contract assets held included within estimates of present value of future cash flows was comprised of the Global Insurers and Reinsurers ($392.6), International Insurers and Reinsurers ($78.6) and North American Insurers ($49.7) reporting segments.

(5)
Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium paid. Consequently, acquired contracts in their settlement period are included within the ARC and their expected settlement period deemed as the coverage period.

10.
Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	2024	2023
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts(1)	(2,027.7)	(1,889.5)
Effect of changes in interest rates and other financial assumptions	272.8	(263.2)
	(1,754.9)	(2,152.7)
Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held(2)	546.4	502.0
Effect of changes in interest rates and other financial assumptions	(71.4)	45.1
	475.0	547.1
Net finance expense from insurance contracts and reinsurance contract assets held	(1,279.9)	(1,605.6)

(1)
Primarily includes interest accretion resulting from unwinding the effects of discounting on the opening balance of LIC using discount rates in effect at the beginning of the year and interest accretion resulting from unwinding the effects of discounting on incurred claims and other insurance service expenses recorded during the year using current period average discount rates.

(2)
Primarily includes interest accretion resulting from unwinding the effects of discounting on the opening balance of the AIC using discount rates in effect at the beginning of the year and interest accretion resulting from unwinding the effects of discounting recoveries of incurred claims and other insurance service expenses recorded during the year using current period average discount rates.

Insurance contracts and reinsurance contract assets held are subject to interest rate risk, as discussed in note 22, and changes in the company’s net finance income (expense) from insurance contracts and reinsurance contract assets held due to changes in market interest rates may not correspond directly with net gains or losses on certain of the company’s investments, principally within the fixed income portfolio. While net insurance finance income or expense reflects the effects and changes in time value of money and financial risk related to those net liabilities, investment returns are based on the company’s overall investment strategy. The company’s capital management objectives, which are discussed in the Capital Management section of note 22, include maintaining sufficient liquid resources at the holding company and operating company levels to meet company obligations while remaining opportunistic in deploying capital. As a result, there is not a direct relationship between the company’s net finance income or expenses from insurance contracts and reinsurance contract assets held and the investment return on the portfolio investments. Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated.
The table below presents the company’s net effects from changes in discount rates on insurance contracts and reinsurance contract assets held and net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, 2024 and 2023.
	2024	2023
Effect of changes in discount rates on total bonds (recognized in net gains on investments)	(731.3)	714.1
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held(recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	201.4	(218.1)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(529.9)	496.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.
Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:
	December 31, 2024	December 31, 2023
Insurance premiums receivable from agents, brokers and other intermediaries	428.8	615.9
Insurance contract receivables from third party administrators and other	351.6	310.2
	780.4	926.1
Current	761.3	685.3
Non-current	19.1	240.8
	780.4	926.1
Insurance contract payables were comprised as follows:
	December 31, 2024	December 31, 2023
Payable to agents and brokers	199.5	374.2
Investment contracts associated with life insurance products(1)	577.3	626.5
Other insurance contract payables	146.2	206.2
	923.0	1,206.9
Current	337.1	518.4
Non-current	585.9	688.5
	923.0	1,206.9

(1)
Contracts issued by the company’s life insurance operations which do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the company, representing a financial liability.

12.
Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:
	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships(2)	Brand names(1)(2)	Computer software and other(1)(2)
Balance – January 1, 2024	3,121.9	503.2	1,070.6	1,169.9	510.7	6,376.3
Additions(3)	1,152.5	–	335.8	777.9	272.5	2,538.7
Disposals	(22.9)	–	(17.0)	(1.0)	(3.2)	(44.1)
Amortization	–	–	(125.0)	(2.8)	(138.7)	(266.5)
Impairments	(30.3)	–	(52.0)	(2.6)	(10.6)	(95.5)
Foreign exchange effect and other	(96.3)	–	(8.9)	(96.8)	(28.7)	(230.7)
Balance – December 31, 2024	4,124.9	503.2	1,203.5	1,844.6	602.0	8,278.2
Gross carrying amount	4,488.0	503.2	2,039.4	1,901.3	1,839.9	10,771.8
Accumulated amortization	–	–	(803.7)	(20.1)	(1,209.6)	(2,033.4)
Accumulated impairment and other	(363.1)	–	(32.2)	(36.6)	(28.3)	(460.2)
	4,124.9	503.2	1,203.5	1,844.6	602.0	8,278.2

	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships(2)	Brand names(1)(2)	Computer software and other(1)(2)
Balance – January 1, 2023	2,927.5	503.2	653.9	1,028.8	575.6	5,689.0
Additions(3)	355.8	–	538.2	123.5	208.8	1,226.3
Disposals	(45.9)	–	(35.9)	(0.5)	–	(82.3)
Amortization	–	–	(92.9)	(3.0)	(277.4)	(373.3)
Impairments	(132.4)	–	–	(3.7)	(0.1)	(136.2)
Foreign exchange effect and other	16.9	–	7.3	24.8	3.8	52.8
Balance – December 31, 2023	3,121.9	503.2	1,070.6	1,169.9	510.7	6,376.3
Gross carrying amount	3,485.6	503.2	1,765.9	1,232.2	1,684.4	8,671.3
Accumulated amortization	–	–	(710.3)	(20.6)	(1,154.5)	(1,885.4)
Accumulated impairment and other	(363.7)	–	15.0	(41.7)	(19.2)	(409.6)
	3,121.9	503.2	1,070.6	1,169.9	510.7	6,376.3

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2024 of  $2,294.7 (December 31, 2023 – $1,756.8), which included brand names of  $1,700.5 (December 31, 2023 – $1,161.7). Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

(2)
Intangible assets with a finite life, including customer and broker relationships (8 to 20 years) and computer software (3 to 15 years), had an aggregate carrying value at December 31, 2024 of  $1,858.6 (December 31, 2023 – $1,497.6).

(3)
On October 1, 2024 the company acquired Sleep Country, and on November 29, 2024 and December 20, 2024 the company acquired additional interests in Meadow Foods and Peak Achievement, and consolidated their assets and liabilities on their respective acquisition dates. On December 26, 2023 the company acquired an additional interest in Gulf Insurance and consolidated its assets and liabilities on the date of acquisition. See note 21.

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:
	December 31, 2024			December 31, 2023
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	431.0	1,371.0	940.0	474.3	1,414.3
Gulf Insurance	346.6	542.9	889.5	330.5	607.0	937.5
Brit	167.3	534.6	701.9	167.7	527.4	695.1
Zenith National	317.6	62.6	380.2	317.6	69.3	386.9
Crum & Forster	132.6	84.0	216.6	132.6	99.0	231.6
Northbridge	76.9	110.9	187.8	83.8	136.6	220.4
Odyssey Group	107.9	49.8	157.7	119.7	49.4	169.1
All other(1)	92.5	99.3	191.8	96.7	103.1	199.8
	2,181.4	1,915.1	4,096.5	2,188.6	2,066.1	4,254.7
Non-insurance companies
Recipe	264.0	835.3	1,099.3	293.6	919.0	1,212.6
Sleep Country	517.3	398.3	915.6	–	–	–
Peak Achievement	279.0	443.0	722.0	–	–	–
Meadow Foods	222.0	322.2	544.2	–	–	–
AGT	148.2	55.5	203.7	150.7	49.4	200.1
Thomas Cook India	123.4	46.0	169.4	126.9	48.1	175.0
Boat Rocker	29.4	78.1	107.5	59.7	102.9	162.6
All other(2)	360.2	59.8	420.0	302.4	68.9	371.3
	1,943.5	2,238.2	4,181.7	933.3	1,188.3	2,121.6
	4,124.9	4,153.3	8,278.2	3,121.9	3,254.4	6,376.3

(1)
Comprised primarily of balances related to AMAG Insurance, Eurolife and Fairfax Central and Eastern Europe.

(2)
Comprised primarily of balances related to Dexterra Group, Grivalia Hospitality and Fairfax India’s subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2024 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of  (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.
In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. A number of other assumptions and estimates including net insurance revenue, investment returns, regulatory capital ratios, other revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future net insurance revenue or other revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 9.8% to 11.9% for insurance and reinsurance subsidiaries, and 10.6% to 11.1% for non-insurance subsidiaries. A long term investment return within a range of 5.0% to 7.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.
13.
Other Assets

Other assets were comprised as follows:
	December 31, 2024			December 31, 2023
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Premises and equipment, right-of-use assets and non-insurance companies’ investment property(2)	811.5	2,818.7	3,630.2	875.1	2,380.6	3,255.7
Assets associated with unit-linked insurance and other products(3)	1,368.3	–	1,368.3	1,204.0	–	1,204.0
Inventories(2)	–	857.6	857.6	–	669.1	669.1
Non-insurance revenue receivables(2)	–	835.4	835.4	–	611.6	611.6
Accrued interest and dividends	473.7	9.5	483.2	488.0	2.8	490.8
Prepaid expenses	154.9	227.8	382.7	170.5	180.4	350.9
Income tax, sales tax and subsidies receivable	86.6	165.6	252.2	60.4	215.5	275.9
Finance lease receivables	6.1	173.7	179.8	7.8	207.4	215.2
Call options on non-controlling interests(4)	177.8	–	177.8	306.6	–	306.6
Prepaid losses on claims	153.3	–	153.3	151.0	–	151.0
Pension surplus	100.4	–	100.4	96.3	–	96.3
Other(5)	451.6	115.5	567.1	553.0	110.1	663.1
	3,784.2	5,203.8	8,988.0	3,912.7	4,377.5	8,290.2
Current	1,374.0	2,206.6	3,580.6	1,425.3	1,702.9	3,128.2
Non-current	2,410.2	2,997.2	5,407.4	2,487.4	2,674.6	5,162.0
	3,784.2	5,203.8	8,988.0	3,912.7	4,377.5	8,290.2

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
The increase during 2024 principally reflected the acquisition of Sleep Country and the consolidation of Peak Achievement and Meadow Foods, as described in note 21.

(3)
Primarily includes investment assets held for insurance contracts written by the company’s life insurance operations that transfer the market risk associated with the underlying investment performance which supports the benefit payments to the policyholder (“unit-linked”). The liability for the associated life policy benefits are included within insurance contract liabilities (note 8). The company measures the underlying investments for these unit-linked contracts at fair value.

(4)
Comprised of call options on the non-controlling interests in Allied World and Odyssey Group, which expire in 2026 and 2029, respectively (2023 – also included a call option on the non-controlling interests in Brit, which was exercised in 2024 as described further below). At certain dates subsequent to expiry of a call option, the non-controlling interests may request an initial public offering of their shares, the structure, process and timing of which will be controlled by the company; in certain circumstances, the non-controlling interests may request a sale of the respective operating company to a third party. On December 13, 2024 the company acquired the remaining shares of Brit that it did not already own from Brit’s minority shareholder (OMERS), through the exercise of its call option, increasing its ownership interest in Brit from 86.2% to 100.0%.
(5)
Principally comprised of other receivables, deposits and deferred compensation plans.

14.
Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:
	December 31, 2024			December 31, 2023
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Lease liabilities(2)	348.2	956.6	1,304.8	349.0	726.2	1,075.2
Payables related to cost of sales(2)	–	1,209.8	1,209.8	–	965.2	965.2
Salaries and employee benefit liabilities	709.8	157.4	867.2	642.3	115.5	757.8
Deferred gift card, hospitality and other revenue	24.5	417.5	442.0	34.8	425.9	460.7
Income taxes payable(3)	376.0	56.3	432.3	284.8	22.1	306.9
Put options held by non-controlling interests(4)	176.6	25.1	201.7	180.7	69.4	250.1
Accrued taxes	92.4	40.6	133.0	82.5	33.2	115.7
Pension and post retirement liabilities	96.1	13.2	109.3	145.1	12.0	157.1
Administrative and other(5)	1,084.9	293.3	1,378.2	1,142.4	256.1	1,398.5
	2,908.5	3,169.8	6,078.3	2,861.6	2,625.6	5,487.2
Current	1,950.5	1,995.1	3,945.6	1,818.3	1,739.1	3,557.4
Non-current	958.0	1,174.7	2,132.7	1,043.3	886.5	1,929.8
	2,908.5	3,169.8	6,078.3	2,861.6	2,625.6	5,487.2

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
The increase during 2024 principally reflected the acquisition of Sleep Country and the consolidation of Peak Achievement and Meadow Foods, as described in note 21.

(3)
Includes Pillar Two global minimum taxes payable at December 31, 2024 of  $93.7 (December 31, 2023 – nil), principally related to the insurance and reinsurance companies.

(4)
Principally a put option held by Eurobank on the non-controlling interest in Eurolife.

(5)
Principally comprised of accrued operating expenses, accrued interest expense, payables for securities purchased but not yet settled, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.
Borrowings

	December 31, 2024			December 31, 2023
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes(d):
4.875% due August 13, 2024(1)	–	–	–	279.3	279.0	277.5
4.95% due March 3, 2025 (Cdn$348.6)(f)(1)	–	–	–	264.3	263.7	264.3
8.30% due April 15, 2026(e)	91.8	91.8	95.4	91.8	91.8	97.1
4.70% due December 16, 2026 (Cdn$450.0)(f)	312.9	312.4	319.1	341.3	340.4	339.9
4.25% due December 6, 2027 (Cdn$650.0)(f)	452.0	451.3	459.0	492.9	492.0	486.4
2.75% due March 29, 2028 (€750.0)(g)	776.6	771.7	767.5	828.5	821.5	791.9
4.85% due April 17, 2028	600.0	598.1	596.3	600.0	597.5	592.7
4.23% due June 14, 2029 (Cdn$500.0)(f)	347.7	346.8	353.0	379.2	378.1	371.6
4.625% due April 29, 2030	650.0	647.3	634.7	650.0	646.8	627.3
3.375% due March 3, 2031	596.8	586.8	532.4	596.8	585.2	527.0
3.95% due March 3, 2031 (Cdn$840.0)(f)	584.1	581.2	579.9	637.0	633.4	598.9
5.625% due August 16, 2032	741.2	736.2	749.9	741.2	735.6	742.5
6.00% due December 7, 2033(1)	750.0	747.5	773.5	400.0	394.0	410.6
4.73% due November 22, 2034 (Cdn$450.0)(f)(2)	312.9	311.2	317.0	–	–	–
7.75% due July 15, 2037(e)	91.3	90.8	104.4	91.3	90.7	104.3
6.35% due March 22, 2054(3)	1,000.0	988.3	1,031.1	–	–	–
5.23% due November 23, 2054 (Cdn$250.0)(f)(2)	173.8	172.8	179.0	–	–	–
Notes payable	495.0	448.2	448.2	660.0	579.2	579.2
Revolving credit facility(4)	–	–	–	–	–	–
	7,976.1	7,882.4	7,940.4	7,053.6	6,928.9	6,811.2
Borrowings – insurance and reinsurance companies
Allied World 4.35% senior notes due October 29, 2025(5)	–	–	–	500.0	501.8	488.0
Allied World primary co-obligor on 6.10% unsecured senior notes due March 15, 2055(5)	600.0	594.2	597.4	–	–	–
Allied World other borrowings	16.7	19.2	19.3	18.0	20.6	19.5
Gulf Insurance floating rate long term loans due 2027	165.0	165.0	166.7	172.9	172.9	171.9
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.4	38.5	38.5	38.4	38.5
Brit 3.6757% subordinated notes due December 9, 2030 (£127.0)	159.0	159.0	135.9	161.9	161.9	118.3
	979.2	975.8	957.8	891.3	895.6	836.2
Borrowings – non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028	441.6	439.9	414.3	441.6	439.4	399.4
Fairfax India subsidiary borrowings	96.3	96.3	96.3	75.8	75.8	75.8
Sleep Country credit facilities, unsecured senior notes and loans(6)	468.7	456.6	468.7	–	–	–
AGT credit facilities, senior notes and loans(7)	467.5	464.8	465.0	493.5	491.0	488.0
Peak Achievement credit facilities and loans(8)	436.0	432.7	436.0	–	–	–
Recipe credit facilities, senior notes and loans	309.6	308.2	299.2	400.2	398.2	384.8
Grivalia Hospitality bond loans	235.1	234.1	234.1	205.8	205.2	205.2
Loans and revolving credit facilities primarily at floating rates(9)(10)(11)(12)	464.0	462.9	464.0	289.4	289.4	289.4
	2,918.8	2,895.5	2,877.6	1,906.3	1,899.0	1,842.6
Total debt	11,874.1	11,753.7	11,775.8	9,851.2	9,723.5	9,490.0

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)
Not redeemable prior to the contractual maturity date.

(f)
Designated as a hedge of the company’s net investment in its Canadian subsidiaries. See note 22 under the heading of  “Market risk”.

(g)
Designated as a hedge of the company’s net investment in its European operations. See note 22 under the heading of  “Market risk”.

During and subsequent to 2024 the company and its subsidiaries completed the following debt transactions:
Holding company
(1)
On January 12, 2024 the company completed a re-opening of its offering of  $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033, completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of  $200.2 after premium, commissions and expenses. On January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest, and on March 15, 2024 the company used the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 for cash consideration of Cdn$349.1, including accrued interest.

On June 24, 2024 the company completed a second re-opening of its offering of 6.00% unsecured senior notes due December 7, 2033, for $150.0 principal amount for net proceeds, excluding accrued interest, of  $152.9 after premium, commissions and expenses. Together with the previously issued $600.0 aggregate principal amount of 6.00% senior notes due 2033, there is $750.0 aggregate principal amount of the notes outstanding (comprising the initial offering of  $400.0 principal amount on December 7, 2023, the first re-opening of $200.0 principal amount on January 12, 2024 as described above and the second re-opening of  $150.0 principal amount on June 24, 2024).
(2)
On November 22, 2024 the company completed an offering of  $321.9 (Cdn$450.0) and $178.8 (Cdn$250.0) principal amount of 4.73% and 5.23% unsecured senior notes due November 22, 2034 and November 23, 2054 for net proceeds of  $320.2 and $177.8 after discount, commissions and expenses, respectively. Contemporaneously with the issuances, the company designated the carrying value of its Cdn$450.0 and Cdn$250.0 senior notes due November 22, 2034 and November 23, 2054, respectively, as a hedge of a portion of its net investment in Canadian subsidiaries. See note 22 under the heading of  “Market risk” for details.

(3)
On March 22, 2024 the company completed an offering of  $1.0 billion principal amount of 6.35% unsecured senior notes due March 22, 2054 for net proceeds of  $988.1 after discount, commissions and expenses.

(4)
On July 17, 2024 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 14, 2028 to July 17, 2029. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. At December 31, 2024 and 2023, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.

Insurance and reinsurance companies
(5)
On June 24, 2024 the company completed an offering of  $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055 (“2055 notes”) for net proceeds of  $591.7 after discount, commissions and expenses. On July 19, 2024, pursuant to an agreement and in exchange for cash received from the holding company of $596.6, including accrued interest, Allied World became the primary co-obligor of the 2055 notes. The 2055 notes are the joint and several obligations of the company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. On July 24, 2024 Allied World used the majority of those proceeds to redeem its outstanding $500.0 principal amount of 4.35% senior notes due October 29, 2025 for cash consideration of  $505.1, including accrued interest.

Non-insurance companies
(6)
On October 1, 2024 the company acquired and consolidated Sleep Country, which included new non-recourse borrowings of  $317.9 (Cdn$429.2) of a newly formed purchasing entity that amalgamated with Sleep Country

FAIRFAX FINANCIAL HOLDINGS LIMITED

upon closing of the acquisition. On November 28, 2024 Sleep Country completed an offering of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032 and used the proceeds to partially repay the borrowings drawn by the purchasing entity. See note 21 for details.
(7)
On November 15, 2024 AGT amended its credit facilities to decrease the aggregate facilities from Cdn$710.0 to Cdn$690.0 and to extend the maturity from March 16, 2025 to March 15, 2027.

(8)
On December 20, 2024 the company increased its equity interest and consolidated Peak Achievement, which included new non-recourse borrowings of  $339.0 of a newly formed purchasing entity that amalgamated with Peak Achievement upon closing of the acquisition. Subsequently, Peak Achievement borrowed $436.0 on its credit facility and used the proceeds to repay its existing borrowings and the borrowings drawn by the purchasing entity. See note 21 for details.

(9)
On October 18, 2024 Boat Rocker amended its revolving credit facility to decrease the facility from $250.0 to $85.0 and to extend the maturity from October 18, 2024 to October 18, 2025.

(10)
On November 29, 2024 the company consolidated Meadow Foods, which included borrowings of  $235.9 at December 31, 2024. See note 21 for details.

(11)
On January 24, 2025 Sporting Life extended the maturity of its credit facilities of Cdn$111.0 from October 29, 2025 to January 24, 2028.

(12)
On February 14, 2025 Fairfax India amended its revolving credit facility to increase the limit from $175.0 to $250.0, and to allow for the issuance of letters of credit. On February 20, 2025 Fairfax India acquired an additional 10.0% equity interest in Bangalore Airport and issued a letter of credit for $170.9 representing the deferred purchase price on that acquisition. See note 6 for details.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:
	2024				2023
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	6,928.9	895.6	1,899.0	9,723.5	5,887.6	733.4	2,003.9	8,624.9
Cash inflows from issuances	2,430.9	–	1,380.9	3,811.8	393.9	–	228.6	622.5
Cash outflows from repayments	(702.1)	(507.7)	(665.2)	(1,875.0)	(21.8)	(7.8)	(163.9)	(193.5)
Net cash inflows (outflows) from credit facilities and short term loans	–	–	(51.2)	(51.2)	–	(10.0)	(185.4)	(195.4)
Non-cash changes:
Acquisitions of subsidiaries (note 21)	–	–	466.6	466.6	579.2	172.9	–	752.1
Gain on redemption	–	(1.4)	–	(1.4)	(1.7)	(2.7)	(24.3)	(28.7)
Transfers(1)	(594.2)	594.2	–	–	–	–	–	–
Foreign exchange effect and other	(181.1)	(4.9)	(134.6)	(320.6)	91.7	9.8	40.1	141.6
Balance – December 31	7,882.4	975.8	2,895.5	11,753.7	6,928.9	895.6	1,899.0	9,723.5

(1)
On July 19, 2024 pursuant to an agreement and in exchange for cash received from the holding company of  $596.6, including accrued interest, Allied World became the primary co-obligor of the 2055 notes, as described in footnote 5 above.

Principal repayments on borrowings are due as follows:
	2025	2026	2027	2028	2029	Thereafter	Total
Holding company	165.0	569.7	617.0	1,376.6	347.7	4,900.1	7,976.1
Insurance and reinsurance companies	50.5	39.1	76.4	38.8	0.3	774.1	979.2
Non-insurance companies	272.4	155.2	567.8	683.8	365.6	874.0	2,918.8
Total	487.9	764.0	1,261.2	2,099.2	713.6	6,548.2	11,874.1

Interest Expense
Interest expense in 2024 of  $649.0 (2023 – $510.0) was comprised of interest on borrowings by the holding company and the insurance and reinsurance companies of  $456.6 (2023 – $330.5), interest on borrowings by the non-insurance companies (which are non-recourse to the holding company) of  $136.7 (2023 – $130.0) and accretion of lease liabilities of  $55.7 (2023 – $49.5).
16.
Total Equity

Equity attributable to shareholders of Fairfax
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.
Issued capital
Issued capital at December 31, 2024 was comprised of 1,548,000 multiple voting shares and 22,886,704 subordinate voting shares without par value prior to deducting 1,967,008 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2023 – 1,548,000, 24,233,657 and 1,979,179 respectively). The multiple voting shares are not traded.
Common stock
The number of shares outstanding was as follows:
	2024	2023
Subordinate voting shares – January 1	22,254,478	22,576,535
Purchases for cancellation	(1,346,953)	(364,723)
Treasury shares acquired	(207,974)	(110,528)
Treasury shares reissued	220,145	153,194
Subordinate voting shares – December 31	20,919,696	22,254,478
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	21,668,466	23,003,248
During 2024 the company purchased for cancellation 1,346,953 subordinate voting shares (2023 – 364,723) principally under the terms of its normal course issuer bids at a cost of  $1,588.4 (2023 – $273.6), of which $1,254.7 (2023 – $183.2) was charged to retained earnings. Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.
Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:
Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2025	January 16, 2025	January 23, 2025	$15.00	$343.6
January 3, 2024	January 18, 2024	January 25, 2024	$15.00	$363.1
January 4, 2023	January 19, 2023	January 26, 2023	$10.00	$245.2
Treasury shares and share-based payment awards
During 2024 the company acquired for treasury 207,974 subordinate voting shares at a cost of  $240.4 (2023 – 110,528 subordinate voting shares at a cost of  $89.6) for use in its share-based payment awards. Additionally, during 2024 the company reissued 220,145 subordinate voting shares from treasury, which were previously acquired at a cost of  $108.3, in settlement of vested share-based payment awards (2023 – reissued 153,194 subordinate voting shares from treasury previously acquired at a cost of  $74.2).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share-based payment awards comprise a portion of the company’s annual bonus to its senior employees at the holding company and at the insurance and reinsurance operating companies. All of the company’s share-based payment awards of Fairfax subordinate voting shares are accounted for as equity settled plans and generally vest over a five-year service period.
The fair value of share-based payment awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase to the share-based payments equity reserve in common shareholders’ equity. During 2024 compensation expense of  $164.9 (2023 – $147.0) related to share-based payment awards was recorded in the consolidated statement of earnings.
Preferred stock
The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2024 were as follows:
	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum(4)	Floating dividend rate per annum(5)
Series E	March 31, 2025	5,440,132	$124.5	Cdn $136.0	Cdn$25.00	3.18%	–
Series F	March 31, 2025	2,099,046	$48.0	Cdn $52.5	Cdn$25.00	–	5.64%
Series G	September 30, 2025	7,719,843	$182.1	Cdn $193.0	Cdn$25.00	2.96%	–
Series H	September 30, 2025	2,280,157	$53.8	Cdn $57.0	Cdn$25.00	–	6.04%
Series I	December 31, 2025	10,420,101	$250.5	Cdn $260.5	Cdn$25.00	3.33%	–
Series J	December 31, 2025	1,579,899	$38.0	Cdn $39.5	Cdn$25.00	–	6.33%
Series K	March 31, 2027	9,500,000	$231.7	Cdn $237.5	Cdn$25.00	5.05%	–
Series M	March 31, 2025	9,200,000	$179.6	Cdn $230.0	Cdn$25.00	5.00%	–
			$1,108.2	Cdn $1,206.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2024 and 2023.

(4)
The Series E, Series G, Series I, Series K and Series M preferred shares have a fixed dividend rate equal to the five-year Government of Canada bond yield plus 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets on each subsequent five-year anniversary date.

(5)
The Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

On December 31, 2024 the company redeemed all of its 7,515,642 Series C fixed rate cumulative preferred shares and 2,484,358 Series D floating rate cumulative preferred shares with carrying values of  $170.8 and $56.5 for $130.6 (Cdn$187.9) and $43.2 (Cdn$62.1) respectively, or Cdn$25.00 per share, and recognized a gain of  $53.5 in net changes in capitalization in the consolidated statement of changes in equity.
Subsequent to December 31, 2024, on February 28, 2025 the company announced it will redeem on March 31, 2025 all of its 5,440,132 Series E fixed rate cumulative preferred shares for Cdn$136.0 (Cdn$25.00 per share), 2,099,046 Series F cumulative floating rate cumulative preferred shares for Cdn$52.5 (Cdn$25.00 per share) and 9,200,000 Series M fixed rate cumulative preferred shares for Cdn$230.0 (Cdn$25.00 per share).
During 2024 the company paid preferred share dividends of  $48.6 (2023 – $49.7).

Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:
	December 31, 2024			December 31, 2023
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(1,333.2)	42.8	(1,290.4)	(983.1)	42.2	(940.9)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(307.7)	28.2	(279.5)	(169.0)	11.7	(157.3)
	(1,640.9)	71.0	(1,569.9)	(1,152.1)	53.9	(1,098.2)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	57.8	(8.2)	49.6	(1.9)	9.9	8.0
Share of net gains (losses) on defined benefit plans of associates	(8.2)	0.1	(8.1)	(9.1)	(0.1)	(9.2)
Other	178.2	(33.8)	144.4	153.1	(15.9)	137.2
	227.8	(41.9)	185.9	142.1	(6.1)	136.0
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(1,413.1)	29.1	(1,384.0)	(1,010.0)	47.8	(962.2)
Non-controlling interests
Details of non-controlling interests as at and for the years ended December 31 were as follows:
	December 31, 2024		December 31, 2023		Net earnings (loss) attributable to non-controlling interests
	Economic ownership percentage(6)	Carrying value	Economic ownership percentage(6)	Carrying value	2024	2023
Insurance and reinsurance companies(1)
Allied World(2)(3)	16.6%	989.0	16.6%	972.7	176.1	211.8
Odyssey Group(3)	9.99%	665.7	9.99%	602.3	128.1	104.9
Brit(3)(4)	–	532.6	13.8%	881.2	137.4	188.1
Gulf Insurance(5)	2.9%	494.1	9.99%	605.3	1.7	–
All other	–	58.8	–	54.3	7.3	4.9
		2,740.2		3,115.8	450.6	509.7
Non-insurance companies
Restaurants and retail	–	147.7	–	163.5	9.2	5.6
Fairfax India(6)	57.3%	1,029.9	57.5%	1,131.1	(63.7)	235.4
Thomas Cook India	35.5%	97.1	35.4%	86.0	11.7	6.0
Other	–	266.3	–	254.0	(19.8)	(43.6)
		1,541.0		1,634.6	(62.6)	203.4
		4,281.2		4,750.4	388.0	713.1

(1)
Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and the group holding companies.

(2)
On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of  $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)
During 2024 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $256.3 (2023 – $180.3) to non-controlling interests, with the increase in 2024 primarily reflecting the timing of a dividend payment to Allied World’s non-controlling interests.

(4)
On December 13, 2024 the company purchased the remaining shares of Brit from Brit’s minority shareholder (OMERS) for total consideration of  $525.9, inclusive of the fair value of a call option exercised and an accrued dividend paid, which increased the company’s ownership interest in Brit from 86.2% to 100.0%. The remaining carrying value of the non-controlling interest at Brit at December 31, 2024 relates to Brit’s subsidiary Ki Insurance (December 31, 2023 – $466.3). Brit’s shareholding in Ki Insurance remained unchanged throughout 2024, as Brit continues to hold 20.0% of Ki Insurance’s share capital, with voting rights of 51.0%.

(5)
On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of  $126.7. On December 26, 2023 the company commenced consolidating Gulf Insurance as described in note 21.

(6)
At December 31, 2024 Fairfax India’s non-controlling interest economic ownership percentage was 57.3% (December 31, 2023 – 57.5%) which differed from its non-controlling interest voting percentage of 4.8% (December 31, 2023 – 4.8%).

Net changes in capitalization
The impact on common shareholders’ equity and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2024 and 2023 are included in net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 21 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.
	2024		2023
	Common shareholders’ equity	Non- controlling interests	Common shareholders’ equity	Non- controlling interests
Acquisition of non-controlling interests in Brit	(76.0)	(449.9)	–	–
Additional interest acquired in Gulf Insurance through mandatory tender offer (note 21)	(41.2)	(85.5)	–	–
Redemption of Series C and Series D cumulative preferred shares	53.5	–	–	–
Partial disposition of Digit Insurance by Digit on completion of Digit Insurance’s initial public offering (note 6)	97.5	–	–	–
Purchase of certain securities held through AVLNs entered with RiverStone Barbados	–	–	(45.1)	(178.0)
Partial disposition of Thomas Cook India shares	–	–	45.8	19.8
Fairfax India share repurchases	(0.8)	(7.6)	(1.9)	(35.4)
Acquisition of non-controlling interests in Allied World	–	–	(3.0)	(27.6)
Other	(75.0)	29.5	(63.0)	(30.9)
As presented in net changes in capitalization in the consolidated statement of changes in equity	(42.0)	(513.5)	(67.2)	(252.1)

17.
Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:
	2024	2023
Net earnings attributable to shareholders of Fairfax	3,874.9	4,381.8
Preferred share dividends	(48.6)	(49.7)
Excess of book value over consideration of preferred shares redeemed (note 16)	53.5	–
Net earnings attributable to common shareholders – basic and diluted	3,879.8	4,332.1
Weighted average common shares outstanding – basic	22,373,092	23,182,558
Share-based payment awards	1,790,368	1,823,558
Weighted average common shares outstanding – diluted	24,163,460	25,006,116
Net earnings per common share – basic	$173.41	$186.87
Net earnings per common share – diluted	$160.56	$173.24

18.
Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:
	2024	2023
Current income tax:
Current year expense(1)	1,132.0	648.8
Adjustments to prior years’ income taxes	(11.4)	(8.7)
	1,120.6	640.1
Deferred income tax:
Origination and reversal of temporary differences	291.3	193.4
Adjustments to prior years’ deferred income taxes	(36.3)	(20.1)
	255.0	173.3
Provision for income taxes	1,375.6	813.4

(1)
Includes Pillar Two global minimum taxes of  $93.7 in 2024 (2023 – nil), which primarily relate to income earned in Bermuda.

A significant portion of the company’s earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:
	2024					2023
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings before income taxes	1,089.9	2,182.8	662.5	1,703.3	5,638.5	1,115.6	1,764.3	881.9	2,146.5	5,908.3
Provision for (recovery of) income taxes	499.9	454.0	81.2	340.5	1,375.6	234.9	362.2	(48.5)	264.8	813.4
Net earnings	590.0	1,728.8	581.3	1,362.8	4,262.9	880.7	1,402.1	930.4	1,881.7	5,094.9

(1)
Includes Fairfax India.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that Odyssey Group has operations outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Comprised of Brit.

(4)
Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions, and in 2024 also includes Gulf Insurance which is based in Kuwait and operates through its subsidiaries throughout the Middle East and North Africa region.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:
	2024	2023
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	1,494.2	1,565.7
Non-taxable investment income and losses	(88.2)	(182.3)
Tax rate differential on income and losses outside Canada	(140.0)	(473.2)
Change in unrecorded tax benefit of losses and temporary differences	87.3	(9.7)
Change in tax rate for deferred income taxes	49.1	(132.3)
Recovery relating to prior years	(47.7)	(28.8)
Foreign exchange effect	(23.3)	12.5
Other including permanent differences	44.2	61.5
Provision for income taxes	1,375.6	813.4
Non-taxable investment income of  $88.2 in 2024 and $182.3 in 2023 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of  $140.0 in 2024 principally related to income taxed at lower rates in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes of  $93.7. The tax rate differential on income outside Canada of  $473.2 in 2023 principally related to income taxed at lower rates in the U.S., Mauritius and Bermuda.
The change in tax rate for deferred income taxes was an income tax provision of  $49.1 in 2024, which primarily related to changes in capital gains tax rates in India. The change in tax rate for deferred income taxes was an income tax recovery of  $132.3 in 2023, which primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase in the tax basis of net assets. As a result of the transition adjustment, a deferred income tax asset of  $140.8 was recorded during 2023.
Income taxes refundable and payable were as follows:
	December 31, 2024	December 31, 2023
Income taxes refundable	86.7	59.0
Income taxes payable	(432.3)	(306.9)
Net income taxes payable	(345.6)	(247.9)
Changes in net income taxes payable during the years ended December 31 were as follows:
	2024	2023
Balance – January 1	(247.9)	(293.9)
Amounts recorded in the consolidated statements of earnings	(1,120.6)	(640.1)
Payments made during the year	1,005.6	713.9
Acquisitions of subsidiaries (note 21)	(8.6)	(31.3)
Foreign exchange effect and other	25.9	3.5
Balance – December 31	(345.6)	(247.9)

Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:
	2024
	Operating and capital losses	Investments	Insurance and reinsurance held contracts	Intangible assets	Tax credits	Other	Total
Balance – January 1	313.4	(611.8)	(358.0)	(308.3)	33.6	(18.1)	(949.2)
Amounts recorded in the consolidated statement of earnings	(59.8)	(183.7)	(119.0)	36.3	25.5	45.7	(255.0)
Amounts recorded in total equity	5.8	14.4	–	–	–	(27.8)	(7.6)
Acquisitions of subsidiaries (note 21)	10.7	0.1	(0.3)	(186.1)	(0.3)	(31.1)	(207.0)
Foreign exchange effect and other	(16.0)	13.5	0.5	15.3	0.2	16.3	29.8
Balance – December 31	254.1	(767.5)	(476.8)	(442.8)	59.0	(15.0)	(1,389.0)
	2023
	Operating and capital losses	Investments	Insurance and reinsurance held contracts	Intangible assets	Tax credits	Other	Total
Balance – January 1	226.8	(193.0)	(382.8)	(376.1)	75.4	(81.0)	(730.7)
Amounts recorded in the consolidated statement of earnings	57.2	(411.8)	41.1	116.6	(20.2)	43.8	(173.3)
Amounts recorded in total equity	15.0	(5.8)	–	–	–	5.8	15.0
Acquisitions of subsidiaries (note 21)	(0.3)	2.7	(4.1)	(46.2)	–	(13.0)	(60.9)
Foreign exchange effect and other	14.7	(3.9)	(12.2)	(2.6)	(21.6)	26.3	0.7
Balance – December 31	313.4	(611.8)	(358.0)	(308.3)	33.6	(18.1)	(949.2)
Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2024 related to investments (primarily related to net unrealized investment gains at the holding company), insurance and reinsurance held contracts, and intangible assets, partially offset by deferred income tax assets related to operating and capital losses and tax credits. Insurance and reinsurance held contracts are recorded on a discounted basis in these consolidated financial statements but are calculated at different discount rates or on an undiscounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Brit, Recipe, and Meadow Foods) that are typically not deductible in the determination of income taxes payable. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are typically only recognized for income tax purposes when realized (particularly in the U.S. and several other jurisdictions). The deferred income tax asset related to operating and capital losses arises primarily at Brit and Northbridge. Tax credits are primarily in the U.S. and principally relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax liabilities include taxable and deductible temporary differences related to pensions, restricted interest and financing expenses, and premises and equipment.
Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2024 deferred income tax assets of  $965.7 (December 31, 2023 – $899.8), which relate principally to operating and capital losses, have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $2,016.5 (December 31, 2023 – $2,075.4), losses in Europe of  $703.6 (December 31, 2023 – $624.6), losses in the U.S. of  $375.6 (December 31, 2023 – $377.8), and losses at Allied World, Falcon, and Farmers Edge of  $208.1 across various jurisdictions (December 31, 2023 – $341.6). The losses in Canada expire between 2029 and 2044. The losses and foreign tax credits in the U.S. primarily expire between 2025 and 2044. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date, and in Switzerland which expire within seven years.
Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries, which at December 31, 2024 amounted to approximately $16.2 billion (December 31, 2023 – approximately $13.4 billion) and are not likely to be repatriated in the foreseeable future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

International Tax Reform – Pillar Two Model Rules
On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD). The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction-by-jurisdiction basis. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.
Certain aspects of the Pillar Two model rules were enacted into law in Canada on June 20, 2024. The rules are generally effective as of January 1, 2024, and are intended to ensure that multinational enterprises pay a minimum of 15% tax in each jurisdiction in which they operate. Certain other jurisdictions in which the company operates have enacted or substantively enacted Pillar Two legislation, certain aspects of which will generally be effective for the company for taxation years beginning on January 1, 2024. A number of jurisdictions are implementing, or considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the global Pillar Two tax initiative. In December 2023, Bermuda introduced a domestic corporate income tax of 15%, effective January 1, 2025. This is generally expected to result in an increase in the company’s liability for taxes in Bermuda and to reduce any Pillar Two top-up taxes payable by the company in respect of Bermuda.
19.
Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 22, under the heading “Capital Management”. The company’s share of dividends paid in 2024 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $1,955.6 (2023 – $787.8).
Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2024, the maximum dividend capacity available in 2025 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:
December 31, 2024
North American Insurers
Northbridge(1)	362.1
Crum & Forster	269.7
Zenith National	70.6
702.4
Global Insurers and Reinsurers
Allied World	1,475.2
Odyssey Group	788.8
Brit	104.6
2,368.6
International Insurers and Reinsurers
Gulf Insurance	93.7
3,164.7

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. The non-controlling interests in Allied World and Odyssey Group have a dividend in priority to the company.
20.
Contingencies and Commitments

The company and its subsidiaries, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of  $208.6 and securities with a fair value of  $1,640.2 at December 31, 2024 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.
At December 31, 2024 the company’s maximum capital commitments for potential investments was $3,811.9 for first mortgage loans and $1,498.8 for common stocks, limited partnerships, associates and joint ventures.
21.
Acquisitions and Divestitures

Year ended December 31, 2024
Acquisition of additional interest in Peak Achievement Athletics Inc.
On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of  $765.0, comprised of new non-recourse borrowings of  $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of  $100.3. The assets acquired and liabilities assumed of Peak Achievement were consolidated in the company’s Non-insurance companies reporting segment, pursuant to which the company remeasured its existing 42.6% equity accounted investment in Peak Achievement to its fair value of  $325.7 and recorded a pre-tax gain of  $203.4 in net gains on investments in the consolidated statement of earnings. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
Acquisition of additional interest in Meadow Foods Limited
On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of  $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of  $250.5 (£197.1, which approximated carrying value) and additional consideration of  $82.6 (£65.0). The assets acquired and liabilities assumed of Meadow Foods were consolidated in the company’s Non-insurance companies reporting segment. Meadow Foods is a value-added milk, fats, fresh confectionery and plant-based bulk ingredients business.
Acquisition of Sleep Country Canada Holdings Inc.
On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of  $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share, and commenced consolidating the assets, liabilities and results of operations of Sleep Country in its Non-insurance companies reporting segment. The purchase consideration was comprised of cash of  $562.7 (Cdn$759.9) and new non-recourse borrowings of  $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
The preliminary determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table that follows and will be finalized within twelve months of the respective acquisition dates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Sleep Country(1)	Meadow Foods(1)	Peak Achievement	Total
Acquisition date	October 1, 2024	November 29, 2024	December 20, 2024
Percentage equity interest in acquiree	100.0%	93.2%	100.0%
Assets:
Portfolio investments(2)	27.9	12.5	64.1	104.5
Deferred income tax assets	16.7	–	0.3	17.0
Goodwill and intangible assets(3)	973.2	552.3	722.0	2,247.5
Other assets(4)	451.4	204.3	281.8	937.5
Total assets	1,469.2	769.1	1,068.2	3,306.5
Liabilities:
Accounts payable and accrued liabilities(5)	382.0	107.4	153.9	643.3
Deferred income tax liabilities	76.0	88.7	66.9	231.6
Borrowings – non-insurance companies(6)	130.6	239.5	82.4	452.5
Total liabilities	588.6	435.6	303.2	1,327.4
Non-controlling interests	–	0.4	–	0.4
Purchase consideration(6)	880.6	333.1	765.0	1,978.7
	1,469.2	769.1	1,068.2	3,306.5

(1)
Amounts translated into U.S. dollars at the acquisition date.

(2)
Portfolio investments include subsidiary cash and cash equivalents of  $100.7.

(3)
Comprised of goodwill of  $550.9 and intangible assets of  $422.3 (primarily brand names of  $365.4) at Sleep Country, goodwill of  $279.0 and intangible assets of  $443.0 (primarily brand names of  $342.6) at Peak Achievement, and goodwill of  $225.3 and intangible assets of  $327.0 (primarily customer relationships of  $241.1) at Meadow Foods.

(4)
Primarily comprised of premises and equipment and right of use assets of  $306.5 and inventory of  $94.5 at Sleep Country, non-insurance revenue receivables of  $116.0 and inventory of  $87.0 at Peak Achievement, and premises and equipment and right of use assets of  $85.9 and non-insurance revenue receivables of  $77.8 at Meadow Foods.

(5)
Primarily comprised of lease liabilities of  $226.3 and payables related to costs of sales of  $108.8 at Sleep Country, and payables related to costs of sales of  $78.7 at Meadow Foods.

(6)
Borrowing – non-insurance companies excludes the new borrowings described above that were drawn by the newly formed purchasing entities which amalgamated with Sleep Country and Peak Achievement upon close of the respective transactions. The new borrowings included in the respective purchase consideration, together with the borrowings assumed on the acquisitions, are included in Borrowings – non insurance companies on the consolidated balance sheet at December 31, 2024. See note 15 for details.

Year ended December 31, 2023
Acquisition of Gulf Insurance
On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.
In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of  $660.0 which requires the company to make four equal annual payments of  $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of  $176.9 and the fair value of the payment deed of  $579.2.

On closing of the transaction, the company remeasured its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of  $713.0 and recognized a pre-tax gain of  $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
On February 18, 2024, in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance which closed on April 25, 2024 and resulted in the company increasing its equity interest in Gulf Insurance from 90.0% to 97.1% for cash consideration of  $126.7.
The determination of the fair value of assets acquired and liabilities assumed are summarized in the table that follows:
Gulf Insurance
Acquisition date	December 26, 2023
Percentage of common shares acquired	90.0%
Assets:
Portfolio investments(1)	2,372.6
Reinsurance contract assets held	571.3
Deferred income tax assets	14.4
Goodwill and intangible assets(2)	967.3
Other assets(3)	459.1
Total assets	4,384.7
Liabilities:
Accounts payable and accrued liabilities(4)	292.0
Deferred income tax liabilities	67.1
Insurance contract payables	34.8
Insurance contract liabilities	1,745.4
Borrowings – holding company and insurance and reinsurance companies	172.9
Total liabilities	2,312.2
Non-controlling interests(5)	603.4
Purchase consideration(6)	1,469.1
4,384.7

(1)
Included subsidiary cash and cash equivalents of  $459.9, of which $31.3 was restricted.

(2)
Comprised of goodwill of  $347.5 and intangible assets of  $619.8 (primarily customer relationships of  $263.9, distribution networks of  $232.8 and brand names of  $123.0).

(3)
Primarily comprised of premises and equipment ($136.8) and unit-linked life investment contracts ($138.1).

(4)
Primarily comprised of accounts payable, accrued compensation costs and income taxes payable.

(5)
Includes the non-controlling interests arising from Gulf Insurance’s non-wholly owned subsidiaries and the 9.99% equity interest in Gulf Insurance that was not acquired by the company on closing, with the allocation of all of the non-controlling interests to Gulf Insurance’s property and casualty insurance operations within the company’s International Insurers and Reinsurers reporting segment. Non-controlling interests in Gulf Insurance were measured as the proportionate share of the identifiable net assets acquired.

(6)
Comprised of cash consideration of  $176.9 and the fair value of the payment deed of  $579.2 paid to KIPCO for the 46.3% equity interest in Gulf Insurance, and the company’s existing 43.7% equity interest in Gulf Insurance with a fair value of  $713.0.

Sale of Ambridge Group by Brit
On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of  $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of  $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of  $259.1) and deconsolidated assets and liabilities with carrying values of  $309.3 and $191.3 respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

22.
Financial Risk Management

Overview
The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2024 compared to those identified at December 31, 2023, except as discussed below.
Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of their company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.
The company’s President and Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the President and Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.
United States Tariffs
The announced imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company is currently assessing the direct and indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.
Underwriting Risk
Property and casualty insurance and reinsurance
Underwriting risk is the risk that insurance service expenses will exceed insurance revenue and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at December 31, 2024 compared to December 31, 2023.
For acquired claims and ceded claims resulting from the acquisition of Gulf Insurance on December 26, 2023 that are in their settlement period, the insured event is the determination of the ultimate cost and timing of the claims. The company’s underwriting risk for such claims is therefore limited to the potential for adverse development over the settlement period; however, IFRS 17 Insurance Contracts (“IFRS 17”) requires that the fair value of those claims and ceded claims at acquisition be recorded in the liability for remaining coverage and asset for remaining coverage respectively, similar to newly written contracts, which will increase the reported amounts in the company’s consolidated statement of earnings over the settlement period of those claims and ceded claims, particularly insurance revenue, insurance service expenses, cost of reinsurance and recoveries of insurance service expenses. See notes 8 and 9 for details.
Principal lines of business
The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:
•
Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

•
Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, cyber, professional liability and umbrella coverage; and

•
Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

The table that follows presents the company’s concentration of insurance risk by geographic region and line of business based on net insurance revenue (calculated by the company as insurance revenue less cost of reinsurance). The company’s exposure to general insurance risk varies by geographic region and may change over time.
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Property	1,392.4	1,268.1	3,828.1	4,021.1	1,320.3	735.0	1,983.6	1,774.6	8,524.4	7,798.8
Casualty	1,113.8	1,124.4	9,582.3	9,188.7	1,274.1	556.0	1,769.4	1,542.6	13,739.6	12,411.7
Specialty(3)	96.8	94.1	886.8	708.6	864.7	233.8	754.1	710.4	2,602.4	1,746.9
Total	2,603.0	2,486.6	14,297.2	13,918.4	3,459.1	1,524.8	4,507.1	4,027.6	24,866.4	21,957.4
Insurance	2,868.9	2,772.7	17,167.9	16,922.7	5,249.6	1,958.6	5,777.7	5,280.8	31,064.1	26,934.8
Reinsurance	(265.9)	(286.1)	(2,870.7)	(3,004.3)	(1,790.5)	(433.8)	(1,270.6)	(1,253.2)	(6,197.7)	(4,977.4)
	2,603.0	2,486.6	14,297.2	13,918.4	3,459.1	1,524.8	4,507.1	4,027.6	24,866.4	21,957.4

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance (consolidated on December 26, 2023), based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

(3)
Includes net insurance revenue, from life insurance, from the company’s Life insurance and Run-off reporting segment, in the Middle East and Asia and Other International geographic regions of  $151.9 (2023 – $118.4).

Pricing risk
Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions, including inflationary pressures, and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.
Reserving risk
Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and

FAIRFAX FINANCIAL HOLDINGS LIMITED

administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.
The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, such as long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.
The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.
While inflationary pressures felt throughout the economy in 2023 began to ease in 2024, the company continued to focus on inflationary assumptions used in both the pricing of new business and within the company’s reserving process, specifically when setting initial loss estimates and projecting the ultimate costs to settle claims. The company has experienced inflationary pressures on its costs to settle claims throughout 2024 and 2023, and both economic and social inflation remain key considerations in the company’s reserving methodology and form part of its determination in the selection of the company’s ultimate cost to settle claims.
The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and timing of such an occurrence.
Catastrophe risk
Catastrophe risk arises from exposure to large losses caused by either man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.
Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.
Management of underwriting risk
To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s liability for incurred claims for insurance contracts is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.
As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.
The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.
Life Insurance
Life insurance risk in the company arises principally through Eurolife and Gulf Insurance’s life insurance operations and their exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by underwriting procedures that have been established at each life insurance operation to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by each life insurance operation’s actuaries.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments,

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance contract receivables, reinsurance contract assets held and receivables from counterparties to derivative contracts (primarily long equity total return swaps and foreign currency forward contracts). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2024 compared to December 31, 2023.
The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:
	December 31, 2024	December 31, 2023
Cash and short term investments	8,522.6	8,092.8
Investments in debt instruments:
U.S. sovereign government(1)	15,863.9	16,273.5
Other sovereign government rated AA/Aa or higher(1)(2)	4,378.7	4,046.8
All other sovereign government(3)	4,048.7	3,367.1
Canadian provincials	446.9	243.5
U.S. states and municipalities	179.6	184.5
Corporate and other(4)(5)	13,317.7	13,325.6
Receivable from counterparties to derivative contracts	1,291.4	656.6
Insurance contract receivables	780.4	926.1
Reinsurance contract assets held	10,682.6	10,887.7
Other assets(6)	2,199.2	2,174.2
Total gross credit risk exposure	61,711.7	60,178.4

(1)
Represented together 30.0% of the company’s total investment portfolio at December 31, 2024 (December 31, 2023 – 31.4%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Australia and the United Kingdom with fair values at December 31, 2024 of  $2,294.1, $479.1 and $363.8 respectively (December 31, 2023 – $2,471.6, $378.5 and $321.8).

(3)
Comprised primarily of bonds issued by the governments of Greece, Brazil and India with fair values at December 31, 2024 of  $1,130.8, $673.9 and $628.5 respectively (December 31, 2023 – $1,234.6, $884.4 and $44.6).

(4)
Represents 19.8% of the company’s total investment portfolio at December 31, 2024 (December 31, 2023 – 20.6%).

(5)
Includes the company’s investments in first mortgage loans at December 31, 2024 of  $4,777.8 (December 31, 2023 – $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada as described in note 5.

(6)
Excludes assets associated with unit-linked insurance products of  $1,368.3 at December 31, 2024 (December 31, 2023 – $1,204.0) for which credit risk is not borne by the company, and income taxes refundable of  $86.7 at December 31, 2024 (December 31, 2023 – $59.0) that are considered to have nominal credit risk.

Cash and short term investments
The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. In response to the global bank failures and economic volatility created by the events of the March 2023 banking crisis, the company continues to monitor risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of the financial institutions with which it transacts. From these reviews, the company determined it had limited exposure to financial institutions where it perceived heightened credit risk.
At December 31, 2024, 69.4% of these balances were held in Canadian and U.S. financial institutions, 17.4% in European financial institutions and 13.2% in other foreign financial institutions (December 31, 2023 – 59.1%, 24.0% and 16.9% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.
Investments in debt instruments
The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:
	December 31, 2024			December 31, 2023
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	19,394.3	19,168.0	50.1	19,301.4	19,670.5	52.5
AA/Aa	2,333.6	2,325.3	6.1	1,490.9	1,521.9	4.1
A/A	4,241.9	4,273.3	11.2	3,977.9	4,012.7	10.7
BBB/Baa	4,783.6	4,778.8	12.5	4,420.3	4,414.2	11.8
BB/Ba	1,316.4	1,128.4	3.0	1,422.0	1,445.9	3.9
B/B	167.4	171.7	0.4	184.0	182.5	0.5
Lower than B/B	291.4	364.6	1.0	87.6	113.7	0.3
Unrated(1)	6,192.5	6,025.4	15.7	6,210.2	6,079.6	16.2
Total	38,721.1	38,235.5	100.0	37,094.3	37,441.0	100.0

(1)
Includes the company’s investments in first mortgage loans at December 31, 2024 of  $4,777.8 (December 31, 2023 – $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada. Unrated debt instruments also include the fair value of the company’s investments in Amynta Group of  $156.2 (December 31, 2023 – $159.7), ONX Inc. of  $125.6 (December 31, 2023 – $125.6), Duke Royalty UK Limited of  $114.6 (December 31, 2023 – $92.5), Mosaic Capital Corporation of  $95.2 (December 31, 2023 – $96.8), Metlen Energy & Metals S.A. (formerly Mytilineos S.A.) of  $86.8 (December 31, 2023 – $101.4), and Blackberry Limited of  $148.9 at December 31, 2023.

At December 31, 2024, 79.9% (December 31, 2023 – 79.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.2% (December 31, 2023 – 56.6%) rated AA or better (primarily consisting of government bonds). The increase in bonds rated AA/Aa was primarily due to the credit rating upgrade of certain Saudi Arabia government bonds from A/A to AA/Aa, net purchases of other government bonds of  $203.0, net purchases of Canadian provincial bonds of  $192.1 and net purchases of corporate and other bonds of  $91.2. The increase in bonds rated A/A was primarily due to net purchases of corporate and other bonds of  $263.0 and other government bonds of  $165.9. The increase in bonds rated BBB/Baa was primarily due to net purchases of other government bonds of  $725.8, partially offset by the net sales of corporate and other bonds of  $145.7. The decrease in bonds rated BB/Ba was principally due to net sales of corporate and other bonds of  $176.2. The increase in bonds rated lower than B/B was primarily due to net purchases of other government bonds of  $193.7. The decrease in unrated bonds primarily reflected the maturity of the Blackberry Limited convertible debentures, partially offset by net purchases of first mortgage loans of  $103.5.
At December 31, 2024 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, and U.K. sovereign government bonds) totaled $4,931.0 (December 31, 2023 – $4,704.6), which represented approximately 7.3% (December 31, 2023 – 7.3%) of the total investment portfolio. Exposure to the largest single issuer of corporate debt instrument at December 31, 2024 was the company’s investment in BP Capital Markets America Inc. of  $444.7 (December 31, 2023 – Bank of Nova Scotia of  $453.0), which represented approximately 0.7% (December 31, 2023 – 0.7%) of the total investment portfolio.
Counterparties to derivative contracts
Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:
	December 31, 2024	December 31, 2023
Total derivative assets(1)	1,291.4	656.6
Obligations that may be offset under net settlement arrangements	(38.2)	(48.8)
Fair value of collateral deposited for the benefit of the company	(1,063.4)	(527.9)
Excess collateral pledged by the company in favour of counterparties	9.2	7.2
Net derivative counterparty exposure after net settlement and collateral arrangements	199.0	87.1

(1)
Excludes equity warrants, equity call options, and other derivatives which are not subject to counterparty risk.

Collateral deposited for the benefit of the company at December 31, 2024 consisted of cash of  $50.0 and government securities of  $1,015.1 (December 31, 2023 – $42.2 and $492.3), which includes excess collateral pledged by counterparties. The company had not exercised its right to sell or repledge collateral at December 31, 2024.
Reinsurance contract assets held
Credit risk on the company’s reinsurance contract assets held existed at December 31, 2024 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of  $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.
The company’s reinsurance analysts collect and maintain individual operating company and group reinsurance exposures across the company and conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for the group on the risk of non-performance by the reinsurer. Reinsurers rated A- or higher by A.M. Best represented 88% of the total reinsurance exposure at December 31, 2024, with the remaining 12% primarily representing pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk, and unrated reinsurers which are substantially collateralized. The company had the benefit of  $1.0 billion in the form of letters of credit or trust funds to fully or partially collateralize certain reinsurance assets.
There were no significant changes to the company’s gross exposure to credit risk from its reinsurers during 2024, with reinsurance contract assets held of  $10,682.6 at December 31, 2024 (December 31, 2023 – $10,887.7).
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.
Holding Company
The holding company’s known significant commitments for 2025 consist of payment of a common share dividend of  $343.6 ($15.00 per common share, paid in January 2025), the redemption on March 31, 2025 of its Series E, Series F and Series M cumulative preferred shares for aggregate consideration of Cdn$418.5 as described in note 16, the acquisition of an approximate 33% equity interest in Albingia for approximately $216 (€209) as described in note 6, an annual payment of  $165.0 on the note payable to KIPCO of  $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2024 of  $2,502.1 provides adequate liquidity to meet the holding company’s known commitments in 2025. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2024, and on January 23, 2025 the holding company received gross proceeds of  $190.8 (€183.5) for the sale of 80.0 million shares or an approximate 2.2% equity interest of Eurobank. See note 6 for details.
The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2024 the holding company received net cash of  $517.7 (2023 – $304.2) (excluding the impact of collateral requirements) in connection with the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks. See note 7 for details.
Insurance and reinsurance subsidiaries
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments.
At December 31, 2024 portfolio investments, including investments held by non-insurance companies and net of derivative obligations, was $64.9 billion (December 31, 2023 – $63.0 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, first mortgage loans, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2024 these asset classes represented approximately 20.7% (December 31, 2023 – 20.7%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2025 of  $272.4, primarily related to Peak Achievement, Boat Rocker and Sporting Life’s credit facilities. Borrowings of the non-insurance companies are

FAIRFAX FINANCIAL HOLDINGS LIMITED

non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.
Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of  $1,020.7 at December 31, 2024 (December 31, 2023 – $1,461.2).
Maturity profile of insurance contract liabilities
The following table sets out the maturity profile of the company’s insurance contract liabilities based on the expected undiscounted future cash flows, excluding the risk adjustment:
	Maturity profile of insurance contract liabilities(1)
	1 year or less	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total
December 31, 2024	14,226.5	8,462.3	6,100.6	4,511.5	3,206.0	12,158.3	48,665.2
December 31, 2023	15,080.6	7,544.2	5,414.4	3,972.1	3,168.5	11,111.8	46,291.6

(1)
Excludes the liability for remaining coverage for contracts measured under the PAA.

The timing of claims payments is not fixed and represents the company’s best estimate.
Maturity profile of financial liabilities
The following tables set out the maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2024
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	2,148.2	1,263.4	970.5	423.6	799.5	5,605.2
Insurance contract payables	261.8	75.3	342.8	21.5	221.6	923.0
Borrowings – holding company and insurance and reinsurance companies:
Principal	17.1	198.4	1,302.2	1,763.4	5,674.2	8,955.3
Interest(2)	123.5	314.1	838.3	656.3	3,239.7	5,171.9
Borrowings – non-insurance companies:
Principal	62.5	209.9	723.0	1,049.4	874.0	2,918.8
Interest	33.5	117.9	295.6	131.0	119.8	697.8
	2,646.6	2,179.0	4,472.4	4,045.2	10,928.8	24,272.0

(1)
Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

(2)
Interest of more than 5 years includes interest expense on longer term debt issued in 2024, reflecting Fairfax’s $1.0 billion principal amount of senior unsecured notes due March 2054, Fairfax’s Cdn$250.0 principal amount of senior unsecured notes due November 2054 and Allied World’s primary co-obligor $600.0 principal amount of senior unsecured notes due March 2055. See note 15.

	December 31, 2023
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,857.5	1,210.8	920.9	350.9	591.3	4,931.4
Insurance contract payables	422.0	96.5	304.3	132.8	251.3	1,206.9
Borrowings – holding company and insurance and reinsurance companies:
Principal	545.3 (2)	198.5	1,341.7	2,185.9	3,673.5 (3)	7,944.9
Interest	90.4	247.4	611.1	480.8	531.0(3)	1,960.7
Borrowings – non-insurance companies:
Principal	28.4	347.9	478.6	686.9	364.5	1,906.3
Interest	31.0	71.2	144.5	80.7	70.7	398.1
	2,974.6	2,172.3	3,801.1	3,918.0	5,482.3	18,348.3

(1)
Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

(2)
Includes the redemptions of the August 2024 and March 2025 unsecured senior notes as described in note 15.

(3)
Excludes the re-opening of the December 2023 unsecured senior notes of  $200.0 completed subsequent to December 31, 2023 as described in note 15.

The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.
The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2024				December 31, 2023
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Long equity total return swaps	0.4	–	–	0.4	28.5	0.1	3.9	32.5
Foreign currency forward and swap contracts	58.9	8.8	66.6	134.3	97.6	0.9	60.3	158.8
Other derivative contracts	102.9	84.4	34.9	222.2	90.3	134.9	28.4	253.6
	162.2	93.2	101.5	356.9	216.4	135.9	92.6	444.9
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Fixed Income Portfolio
Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2024 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $38.2 billion (December 31, 2023 – $37.4 billion) that is subject to interest rate risk.
The company’s exposure to interest rate risk increased during 2024 through the increase in duration of the fixed income portfolio primarily from investments in longer-dated U.S. treasury bonds and net purchases of other government bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales and maturities of short-dated U.S. treasury bonds.
The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 – notional amount of  $292.8). During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of  $1,330.2 (December 31, 2023 – nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates. See note 5 for details of the company’s fixed income maturity profile. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2024 of  $1,900.0 (December 31,

FAIRFAX FINANCIAL HOLDINGS LIMITED

2023 – $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023. There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2024 compared to December 31, 2023.
Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.
The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.
	December 31, 2024			December 31, 2023
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	35,484.7	(2,209.6)	(7.2)	35,043.3	(1,934.7)	(6.4)
100 basis point increase	36,801.1	(1,152.1)	(3.8)	36,212.0	(991.9)	(3.3)
No change	38,235.5	–	–	37,441.0	–	–
100 basis point decrease	39,791.1	1,250.2	4.1	38,803.0	1,098.1	3.6
200 basis point decrease	41,539.4	2,654.3	8.6	40,274.9	2,284.7	7.6

(1)
Includes the impact of forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of $1,330.2 (December 31, 2023 – nil) and certain interest rate swaps to receive fixed rates in exchange for the obligation to pay floating rates on a notional amount of  $1,900.0 (December 31, 2023 – $1,900.0). The analysis at December 31, 2023 included the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount of $292.8.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.
Liability for incurred claims of insurance contracts, net of reinsurance
The company has exposure to interest rate risk on its insurance contracts, principally in the liability for incurred claims of insurance contract liabilities, net of the asset for incurred claims of reinsurance contract assets held (“liability for incurred claims, net of reinsurance”), of the company’s property and casualty and run-off operations, and in the liability for remaining coverage of the company’s life insurance operations (as a provision for life policy benefits is principally included therein).
The company’s exposure to interest rate risk on the company’s liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), increased to $32,453.7 at December 31, 2024 from $29,688.4 at December 31, 2023, primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies (and the normal delay between the occurrence and payment of claims) and increased current period catastrophe losses, partially offset by increased net paid losses settled at U.S. Run-off.

Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated.
The table below displays the potential effects of parallel 200 basis points shifts up and down, in 100 basis points increments, in interest rates on the liability for incurred claims, net of reinsurance, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at December 31, 2024 and 2023, and the hypothetical effect on net earnings.
	December 31, 2024		December 31, 2023
	Liability for incurred claims, net of reinsurance(1)	Hypothetical change in net earnings	Liability for incurred claims, net of reinsurance(1)	Hypothetical change in net earnings
Change in interest rates
200 basis point increase	30,794.9	1,324.2	28,081.6	1,278.6
100 basis point increase	31,594.1	686.2	28,862.7	655.3
No change	32,453.7	–	29,688.4	–
100 basis point decrease	33,381.8	(741.0)	30,625.0	(751.5)
200 basis point decrease	34,387.9	(1,544.4)	31,627.3	(1,551.7)

(1)
Calculated as the liability for incurred claims of insurance contract liabilities less the asset for incurred claims of reinsurance contract assets held, excluding other net receivable balances, primarily comprising the receivable from reinsurers on paid losses, funds withheld, and other.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the consistent duration in future periods of the liability for incurred claims, net of reinsurance, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary.
Market price fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, increased inflationary pressures and interest rates have increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2024 compared to December 31, 2023 as shown in the table below.
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the effect of the company’s equity and equity-related holdings on the company’s financial position as at December 31, 2024 and 2023 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at December 31, 2024 of  $9,997.9 (December 31, 2023 – $9,496.6) as a component of its equity and equity-related holdings when assessing its equity exposures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2024		December 31, 2023		Year ended December 31, 2024	Year ended December 31, 2023
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks	7,487.8	7,487.8	7,317.8	7,317.8	296.8	464.4
Bonds and preferred stocks – convertible(1)	273.6	273.6	414.0	414.0	14.6	77.1
Investments in associates(1)(2)(3)(4)	9,997.9	7,972.8	9,496.6	7,668.6	575.5	322.0
Equity derivatives(5)	2,588.0	1,120.8	2,060.2	563.2	939.3	357.2
Other	–	–	–	–	32.8	(3.1)
Long equity exposures and financial effects	20,347.3	16,855.0	19,288.6	15,963.6	1,859.0	1,217.6

(1)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(2)
Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.

(3)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7. See note 6.

(4)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4 in the consolidated statement of earnings as described in note 21.

(5)
Includes net gains on investments of  $1,033.5 (2023 – $624.8) recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares. See note 7.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings as a result of changes in global equity markets at December 31, 2024 and 2023. The analysis assumes variations of 10% and 20% (December 31, 2023 – 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.
	December 31, 2024
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	12,355.7	11,344.2	10,349.4	9,378.4	8,431.8
Hypothetical $ change in net earnings	1,648.7	817.5	–	(798.2)	(1,576.4)
Hypothetical % change in fair value	19.4	9.6	–	(9.4)	(18.5)
	December 31, 2023
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	11,707.2	10,742.2	9,792.0	8,872.2	8,001.8
Hypothetical $ change in net earnings	1,622.6	805.4	–	(781.1)	(1,522.8)
Hypothetical % change in fair value	19.6	9.7	–	(9.4)	(18.3)
The change in fair value of non-insurance investments in associates and joint ventures has been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. Changes in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as those investments are considered long term strategic holdings.
At December 31, 2024 the company’s ten largest holdings within common stocks and non-insurance investments in associates and joint ventures, excluding long equity total return swaps, totaled $7,418.2 or 11.0% of the total investment portfolio (December 31, 2023 – $7,282.8 or 11.2%), of which the largest single holding was the company’s investment in Eurobank of  $2,374.8 (note 6) or 3.5% of the total investment portfolio (December 31, 2023 – $2,099.5 or 3.2%).

Foreign currency risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including insurance revenue and insurance service expenses that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2024 compared to December 31, 2023.
The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.
Hedge of net investment in Canadian subsidiaries
At December 31, 2024 the company has designated the carrying value of Cdn$3,140.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,207.0 (December 31, 2023 – principal amount of Cdn$2,788.6 with a fair value of  $2,061.1) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2024 the company recognized after-tax gains of  $173.9 (2023 – after-tax losses of  $56.6) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. On March 15, 2024 the company used the remainder of the net proceeds from the December 2023 offering, described in note 15, to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025, which resulted in a reduction of the hedge. On November 22, 2024 the company issued Cdn$450.0 and Cdn$250.0 principal amount of unsecured senior notes due November 22, 2034 and November 23, 2054. Contemporaneously with the issuances, the company designated the carrying value of its aggregate Cdn$700.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries.
Hedge of net investment in European operations
At December 31, 2024 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $767.5 (December 31, 2023 – principal amount of €750.0 with a fair value of  $791.9) as a hedge of its net investment in European operations with a euro functional currency. During 2024 the company recognized after-tax gains of  $51.5 (2023 – after-tax losses of  $27.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.
Pre-tax foreign exchange effects included in net gains (losses) on investments
The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:
	2024	2023
Net gains (losses) on investments:
Investing activities	(350.4)	111.4
Underwriting activities	91.1	(170.2)
Foreign currency contracts	234.1	(60.0)
Foreign currency net losses	(25.2)	(118.8)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments. Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments.
Hypothetical effects of foreign currency movements
The tables below present, in U.S. dollars, the foreign currency assets and liabilities to which the company is principally exposed, showing separately those assets and liabilities that result in foreign currency transaction gains and losses in the consolidated statement of earnings and those that result in foreign currency translation gains and losses in the consolidated statement of other comprehensive income. The tables also present the approximate effect of a 10% appreciation of the U.S. dollar against each of the principal foreign currencies on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2024 with all other variables held constant.
Foreign currency effects on the consolidated statements of earnings
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2024	2023	2024	2023	2024	2023	2024	2023
Assets	3,366.5	1,938.1	1,186.9	1,190.2	1,512.9	1,363.5	2,292.0	1,841.3
Liabilities	(792.3)	(723.7)	(1,489.0)	(1,503.6)	(2,022.6)	(2,048.3)	(284.9)	(220.9)
Net asset (liability) exposure	2,574.2	1,214.4	(302.1)	(313.4)	(509.7)	(684.8)	2,007.1	1,620.4
Notional long (short) amount of foreign currency forward contracts	(2,734.6)	(1,387.0)	(847.7)	(833.5)	(99.6)	(64.1)	3.8	–
Net asset (liability) exposure after foreign currency forward contracts	(160.4)	(172.6)	(1,149.8)	(1,146.9)	(609.3)	(748.9)	2,010.9	1,620.4
Hypothetical change in pre-tax earnings (loss)	16.0	17.3	115.0	114.7	60.9	74.8	(201.1)	(162.0)
Hypothetical change in net earnings (loss)	17.0	16.2	93.8	96.2	48.5	63.1	(189.7)	(160.1)
The hypothetical effects at December 31, 2024 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:
Canadian dollar:   Net liability exposure after foreign currency forward contracts at December 31, 2024 primarily related to net liabilities at Odyssey Group, Crum & Forster, Zenith National and Brit, partially offset by net assets at the group holding companies and non-insurance companies (principally at Peak Achievement (consolidated December 20, 2024)). The marginal decrease in net liability exposure after foreign currency forward contracts at December 31, 2024 compared to December 31, 2023 reflected higher investments at the group holding companies and the majority of the insurance and reinsurance companies, partially offset by an increase in the notional short amount of Canadian dollar foreign currency forward contracts at Crum & Forster, Allied World and Zenith National.
Euro:   Net liability exposure after foreign currency forward contracts at December 31, 2024 primarily related to net liabilities at Brit, Odyssey Group, Crum & Forster and Allied World. The marginal increase in net liability exposure after foreign currency forward contracts at December 31, 2024 compared to December 31, 2023 primarily reflected an increase in the notional short amount of euro currency forward contracts.
British pound sterling:   Net liability exposure after foreign currency forward contracts at December 31, 2024 primarily related to net liabilities at Brit, Odyssey Group and Allied World, partially offset by net assets at Crum & Forster. The lower net liability exposure after foreign currency forward contracts at December 31, 2024 compared to December 31, 2023 primarily reflected a decrease in net liabilities at Allied World (increased portfolio investments) and Odyssey Group, partially offset by an increase in the notional short amount of British pound sterling foreign currency forward contracts at December 31, 2024.

Indian rupee:   Net asset exposure after foreign currency forward contracts at December 31, 2024 primarily related to net assets at Odyssey Group, Allied World and Fairfax Asia. The increase in net asset exposure after foreign currency forward contracts at December 31, 2024 compared to December 31, 2023 primarily reflected net purchases of Indian government bonds during 2024.
Foreign currency effects on the consolidated statements of other comprehensive income
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2024	2023	2024	2023	2024	2023	2024	2023
Assets	12,226.6	11,437.4	9,488.8	9,393.8	2,699.4	2,255.9	4,183.8	4,110.8
Liabilities	(7,164.8)	(6,583.4)	(6,800.3)	(7,064.4)	(1,854.6)	(1,502.3)	(1,366.2)	(1,349.3)
Net asset exposure before hedge of net investment	5,061.8	4,854.0	2,688.5	2,329.4	844.8	753.6	2,817.6	2,761.5
Hedge of net investment	(2,175.7)	(2,107.6)	(771.7)	(821.5)	–	–	–	–
Net asset exposure after hedge of net investment	2,886.1	2,746.4	1,916.8	1,507.9	844.8	753.6	2,817.6	2,761.5
Hypothetical change in pre-tax other comprehensive income (loss)	(288.6)	(274.6)	(191.7)	(150.8)	(84.5)	(75.4)	(281.8)	(276.2)
Hypothetical change in other comprehensive income (loss)	(284.9)	(269.6)	(147.4)	(112.2)	(83.1)	(69.3)	(263.2)	(260.9)
The hypothetical effects at December 31, 2024 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:
Canadian dollar:   Primarily related to net investments in Northbridge and Canadian non-insurance companies (principally Recipe, Sleep Country (consolidated October 1, 2024), Dexterra Group and Boat Rocker) and the company’s investments in associates, partially offset by the impact of Canadian dollar denominated borrowings applied as a hedge of net investment in Canadian subsidiaries. The increase in net asset exposure after hedge of net investment at December 31, 2024 compared to December 31, 2023 primarily reflected increased net investments in Canadian non-insurance companies (primarily Sleep Country (consolidated October 1, 2024), Recipe (lower borrowings) and Dexterra Group (sale of a line of business), partially offset by decreased net investments in associates related to the disposition of Stelco, decreased net investment in Northbridge (reflecting the weakening of the Canadian dollar relative to the U.S. dollar and dividends paid to the holding company, partially offset by strong net earnings) and the impact of the weakening of the Canadian dollar relative to the U.S. dollar.
Euro:   Primarily related to the company’s investments in associates (principally Eurobank) and net investments in Eurolife, Colonnade Insurance, Odyssey Group’s net investment in its European branches, and Grivalia Hospitality, partially offset by euro denominated borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure after hedge of net investment at December 31, 2024 compared to December 31, 2023 principally reflected a decrease in euro denominated borrowings applied as a hedge, Odyssey Group’s increased net investment in its euro denominated operations and increased exposure in the company’s investments in associates (primarily related to share of profit of Eurobank), partially offset by lower net investments in Eurolife and Grivalia Hospitality.
British pound sterling:   Primarily related to Odyssey Group’s net investment in its Newline syndicate and net investments in Meadow Foods. The increase in net asset exposure at December 31, 2024 compared to December 31, 2023 principally reflected increased net investment in Meadow Foods (consolidated November 29, 2024) and movements within Odyssey Group’s Newline syndicate’s insurance business.
Indian rupee:   Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2024 compared to December 31, 2023 principally reflected increased net investment in Digit (reflecting a gain on IPO) and Thomas Cook India (reflecting net earnings in 2024), partially offset by decreased net investment in Fairfax India (principally reflecting net losses on investments and unrealized foreign currency translation losses, partially offset by stronger earnings from operations at Fairfax India’s subsidiaries).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital Management
The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $40,102.9 at December 31, 2024 compared to $37,424.4 at December 31, 2023.
The company manages its capital based on the following financial measurements and ratios:
	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Holding company cash and investments (net of derivative obligations)	2,502.1	1,749.1	2,502.1	1,749.1
Borrowings – holding company	7,882.4	6,928.9	7,882.4	6,928.9
Borrowings – insurance and reinsurance companies	975.8	895.6	975.8	895.6
Borrowings – non-insurance companies	2,895.5	1,899.0	–	–
Total debt	11,753.7	9,723.5	8,858.2	7,824.5
Net debt(1)	9,251.6	7,974.4	6,356.1	6,075.4
Common shareholders’ equity	22,959.8	21,615.0	22,959.8	21,615.0
Preferred stock	1,108.2	1,335.5	1,108.2	1,335.5
Non-controlling interests	4,281.2	4,750.4	2,740.2	3,115.8
Total equity	28,349.2	27,700.9	26,808.2	26,066.3
Net debt/total equity	32.6%	28.8%	23.7%	23.3%
Net debt/net total capital(2)	24.6%	22.4%	19.2%	18.9%
Total debt/total capital(3)	29.3%	26.0%	24.8%	23.1%
Interest coverage(4)	10.5x	13.8x	13.5x(6)	18.1x(6)
Interest and preferred share dividend distribution coverage(5)	9.5x	12.1x	11.8x(6)	15.0x(6)

(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.
Common shareholders’ equity increased to $22,959.8 at December 31, 2024 from $21,615.0 at December 31, 2023, primarily reflecting net earnings attributable to shareholders of Fairfax of  $3,874.9, partially offset by purchases of 1,346,953 subordinate voting shares for cancellation for cash consideration of  $1,588.4, other comprehensive loss of  $477.2 relating to unrealized foreign currency translation losses net of hedges, and payments of common and preferred share dividends of  $411.7. Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.

The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio increased to 24.6% at December 31, 2024 from 22.4% at December 31, 2023, primarily as a result of increased net debt, partially offset by increased common shareholders’ equity as discussed above. The increase in net debt was principally due to increased borrowings at the non-insurance companies reflecting the acquisition of Sleep Country and the consolidation of Peak Achievement as a result of the additional investment, and various issuances and redemptions of Fairfax unsecured senior notes as described in note 15, partially offset by increased holding company cash and investments. The consolidated total debt/total capital ratio increased to 29.3% at December 31, 2024 from 26.0% at December 31, 2023, primarily as a result of increased total debt, partially offset by increased common shareholders’ equity as discussed above.
In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2024 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.3 times (December 31, 2023 – 3.2 times) the authorized control level, except for TIG Insurance which had at least 2.1 times (December 31, 2023 – 2.0 times).
In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2024 and 2023 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2024 Northbridge’s subsidiaries had a weighted average MCT ratio of 227% (December 31, 2023 – 255%) of the minimum supervisory target.
Brit is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business and the Bermuda Monetary Authority for its Bermudan business. The management capital requirements for Brit are set using an internal model based on the prevailing regulatory framework in these jurisdictions. At December 31, 2024 Brit’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding from its revolving credit facility and amounted to $2,853.3 (December 31, 2023 – $2,977.9). This represented a surplus of  $988.0 (December 31, 2023 – $1,050.5) over Brit’s management capital requirements.
Gulf Insurance is governed by the local capital adequacy regulations issued by the Insurance Regulatory Unit (“IRU”) in the State of Kuwait. At December 31, 2024 Gulf Insurance had Regulatory Solvency Capital of 960.2% (December 31, 2023 – 998%) of the minimum capital required.
In countries other than the U.S., Bermuda, Canada, the U.K. and Kuwait where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2024 and 2023.
23.
Segmented Information

The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
Reporting segments
Property and Casualty Insurance and Reinsurance
North American Insurers – comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Global Insurers and Reinsurers – comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Subsequent to December 31, 2024, on January 1, 2025 Ki Insurance completed the separation from its parent company Brit and will be presented as a separate operating company within the Global Insurers and Reinsurers reporting segment commencing in the first quarter of 2025.
International Insurers and Reinsurers – comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment’s business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as by Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations. On December 26, 2023 the company commenced consolidating Gulf Insurance which operates across the MENA region as described in note 21.
Life insurance and Run-off
This reporting segment is comprised of the life insurance operations of Eurolife and Gulf Insurance (consolidated on December 26, 2023 as described in note 21), and U.S. Run-off, which includes TIG Insurance Company.
Non-insurance companies
This category includes other operating segments as follows:
Restaurants and retail – Comprised principally of Recipe, Sleep Country (consolidated on October 1, 2024) and Sporting Life Group.
Fairfax India – Comprised of Fairfax India and its subsidiaries.
Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries, including Sterling Resorts.
Other – Comprised primarily of AGT, Boat Rocker, Dexterra Group, Farmers Edge, Grivalia Hospitality, Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024).
Segment performance
Reporting segment revenue is principally evaluated using insurance revenue, a measure of gross underwriting activity.
Profitability of reporting segments is evaluated using operating income (loss), a pre-tax performance measure of operations that is comprised of insurance service result and other insurance operating expenses of the insurance and reinsurance operations, and the revenue and expenses of the non-insurance companies. Also included are interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income.

Insurance revenue and operating income (loss) by reporting segment for the years ended December 31 were as follows:
2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Total
Reporting segment insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	–	31,490.1
Intercompany insurance revenue	(48.1)	(171.7)	(195.8)	(415.6)	(10.4)	–	(426.0)
Insurance revenue	8,731.8	15,513.0	6,629.7	30,874.5	189.6	–	31,064.1

Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	–	4,452.2
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	–	(1,182.9)
Interest and dividends(1)	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	2,341.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	859.5
Non-insurance revenue	–	–	–	–	–	6,682.8	6,682.8
Non-insurance expenses	–	–	–	–	–	(6,470.5)	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	6,683.0
Net finance expense from insurance contracts and reinsurance contract assets held							(1,279.9)
Net gains on investments							1,067.2
Interest expense							(649.0)
Corporate overhead and other(2)							(182.8)
Pre-tax income							5,638.5
Provision for income taxes							(1,375.6)
Net earnings							4,262.9
Attributable to:
Shareholders of Fairfax							3,874.9
Non-controlling interests							388.0
							4,262.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Total
Reporting segment insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	–	27,341.2
Intercompany insurance revenue	(59.5)	(120.1)	(212.4)	(392.0)	(14.4)	–	(406.4)
Insurance revenue	8,077.7	15,480.2	3,241.4	26,799.3	135.5	–	26,934.8

Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	–	3,956.4
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	–	(966.4)
Interest and dividends(1)	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	1,681.6
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	990.0
Non-insurance revenue	–	–	–	–	–	6,614.5	6,614.5
Non-insurance expenses	–	–	–	–	–	(6,568.7)	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	5,707.4
Net finance expense from insurance contracts and reinsurance contract assets held							(1,605.6)
Net gains on investments							1,949.5
Gain on sale and consolidation of insurance subsidiaries (note 21)							549.8
Interest expense							(510.0)
Corporate overhead and other(2)							(182.8)
Pre-tax income							5,908.3
Provision for income taxes							(813.4)
Net earnings							5,094.9
Attributable to:
Shareholders of Fairfax							4,381.8
Non-controlling interests							713.1
							5,094.9

(1)
Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.

(2)
Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	2024	2023
Corporate overhead as presented in the consolidated statements of earnings	450.2	430.2
Holding company interest and dividends	15.9	31.0
Holding company share of profit of associates	(96.8)	(32.2)
Investment management and administration fee income and other	(186.5)	(246.2)
Corporate overhead and other as presented in the tables above	182.8	182.8

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities
Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:
	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance
North American Insurers	1,274.2	1,136.3	–	–	18,962.6	18,133.1	11,377.6	10,831.0
Global Insurers and Reinsurers	3,384.4	3,337.7	–	–	48,653.7	46,906.8	30,983.7	30,426.7
International Insurers and Reinsurers	1,084.1	845.6	17.0	343.4	13,004.5	12,648.3	6,487.5	6,192.1
	5,742.7	5,319.6	17.0	343.4	80,620.8	77,688.2	48,848.8	47,449.8
Life insurance and Run-off	410.4	429.5	0.8	–	6,489.4	6,541.9	5,312.8	5,448.1
Non-insurance companies	1,369.1	1,460.6	1,134.7	12.4	11,767.4	9,049.6	6,727.5	5,012.5
Holding company and eliminations and adjustments	983.4	827.6	–	–	(2,100.3)	(1,294.6)	7,539.0	6,373.8
Consolidated	8,505.6	8,037.3	1,152.5	355.8	96,777.3	91,985.1	68,428.1	64,284.2
Product Line
Insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance
North American Insurers	2,282.2	2,001.5	5,929.3	5,634.6	520.3	441.6	8,731.8	8,077.7
Global Insurers and Reinsurers	5,665.1	5,848.2	8,600.6	8,561.7	1,247.3	1,070.3	15,513.0	15,480.2
International Insurers and Reinsurers	2,849.6	1,893.5	2,279.7	738.9	1,500.4	609.0	6,629.7	3,241.4
	10,796.9	9,743.2	16,809.6	14,935.2	3,268.0	2,120.9	30,874.5	26,799.3
Life insurance and Run-off	–	–	10.9	13.2	178.7	122.3	189.6	135.5
Insurance revenue	10,796.9	9,743.2	16,820.5	14,948.4	3,446.7	2,243.2	31,064.1	26,934.8
Distribution of insurance revenue	34.8%	36.2%	54.1%	55.5%	11.1%	8.3%	100.0%	100.0%
Geographic Region
Insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance
North American Insurers	2,441.7	2,287.1	6,240.3	5,760.3	3.7	1.4	46.1	28.9	8,731.8	8,077.7
Global Insurers and Reinsurers	427.1	485.4	10,912.7	11,148.1	945.2	963.2	3,228.0	2,883.5	15,513.0	15,480.2
International Insurers and Reinsurers	0.3	0.2	3.7	1.1	4,258.6	994.0	2,367.1	2,246.1	6,629.7	3,241.4
	2,869.1	2,772.7	17,156.7	16,909.5	5,207.5	1,958.6	5,641.2	5,158.5	30,874.5	26,799.3
Life insurance and Run-off	–	–	10.9	13.2	42.0	–	136.7	122.3	189.6	135.5
Insurance revenue	2,869.1	2,772.7	17,167.6	16,922.7	5,249.5	1,958.6	5,777.9	5,280.8	31,064.1	26,934.8
Distribution of insurance revenue	9.2%	10.3%	55.3%	62.8%	16.9%	7.3%	18.6%	19.6%	100.0%	100.0%

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance (consolidated on December 26, 2023), based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-insurance companies
Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	1,953.9	1,772.3	319.2	263.3	973.4	941.6	3,436.3	3,637.3	6,682.8	6,614.5
Expenses	(1,797.9)	(1,690.7)	(281.9)	(251.4)	(929.3)	(906.5)	(3,461.4)	(3,720.1)	(6,470.5)	(6,568.7)
Pre-tax income (loss) before interest expense and other(4)	156.0	81.6	37.3	11.9	44.1	35.1	(25.1)	(82.8)	212.3	45.8
Interest and dividends	10.0	9.9	(21.3)	(87.4)	–	–	2.2	1.4	(9.1)	(76.1)
Share of profit (loss) of associates	0.1	–	39.0	151.1	0.5	(0.1)	(1.4)	1.2	38.2	152.2
Operating income (loss)	166.1	91.5	55.0	75.6	44.6	35.0	(24.3)	(80.2)	241.4	121.9

(1)
Sleep Country was consolidated on October 1, 2024. See note 21.

(2)
These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(3)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(4)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2024 and 2023 present the assets, liabilities and non-controlling interests of each reporting segment in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. In the table below, the company’s three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.
	December 31, 2024					December 31, 2023
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies(3)	Corporate and eliminations(4)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	391.9	–	–	2,110.8	2,502.7	270.9	–	–	1,510.7	1,781.6
Insurance contract receivables	763.6	16.8	–	–	780.4	915.3	10.8	–	–	926.1
Portfolio investments(1)	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	11,203.0	413.7	–	(934.1)	10,682.6	11,373.4	454.3	–	(940.0)	10,887.7
Deferred income tax assets	229.3	0.9	88.6	6.2	325.0	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	4,083.3	12.8	4,181.7	0.4	8,278.2	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	242.0	347.4	1.4	(590.8)	–	250.8	338.8	–	(589.6)	–
Other assets	1,858.8	1,585.2	5,203.8	340.2	8,988.0	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	479.5	22.0	–	(501.5)	–	181.0	15.5	–	(196.5)	–
Total assets	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1
Liabilities
Accounts payable and accrued liabilities	2,054.3	346.3	3,170.4	507.3	6,078.3	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	265.5	8.1	82.7	0.6	356.9	351.4	–	61.0	32.5	444.9
Deferred income tax liabilities	958.1	64.4	514.3	177.2	1,714.0	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	309.2	613.8	–	–	923.0	553.5	653.4	–	–	1,206.9
Insurance contract liabilities	44,261.7	4,280.2	–	(939.7)	47,602.2	42,649.9	4,466.7	–	(945.2)	46,171.4
Due to affiliates	24.2	–	71.2	(95.4)	–	49.7	0.8	159.9	(210.4)	–
Borrowings – holding company and insurance and reinsurance companies	975.8	–	–	7,882.4	8,858.2	895.6	–	–	6,928.9	7,824.5
Borrowings – non-insurance companies	–	–	2,888.9	6.6	2,895.5	–	–	1,891.8	7.2	1,899.0
Total liabilities	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2
Equity
Shareholders’ equity attributable to shareholders of Fairfax	29,036.2	1,172.2	3,498.9	(9,639.3)	24,068.0	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5
Non-controlling interests	2,735.8	4.4	1,541.0	–	4,281.2	3,103.5	12.3	1,634.6	–	4,750.4
Total equity	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Sleep Country, Meadow Foods and Peak Achievement were consolidated on October 1, 2024, November 29, 2024 and December 20, 2024, respectively. See note 21.

(4)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

24.
Expenses

Expenses for the company’s insurance and reinsurance companies and non-insurance companies for the years ended December 31 were comprised as follows:
	2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non- insurance expenses
Losses on claims, net(2)(3)	–	13,336.6	13,336.6	–	13,336.6	–	13,336.6
Commissions	4,039.0	–	4,039.0	–	4,039.0	–	4,039.0
Cost of sales	–	–	–	–	–	4,145.6	4,145.6
Compensation expense	765.4	1,030.5	1,795.9	850.9	2,646.8	1,162.3	3,809.1
Administrative expense and other	630.5	611.6	1,242.1	782.2	2,024.3	1,162.6	3,186.9
Total	5,434.9	14,978.7	20,413.6	1,633.1	22,046.7	6,470.5	28,517.2
As presented in the consolidated statement of earnings:
Insurance service expenses	5,434.9	19,431.9	24,866.8	–	24,866.8	–	24,866.8
Recoveries of insurance service expenses	–	(4,453.2)	(4,453.2)	–	(4,453.2)	–	(4,453.2)
Other insurance operating expenses and Corporate and other expenses	–	–	–	1,633.1	1,633.1	–	1,633.1
Non-insurance expenses	–	–	–	–	–	6,470.5	6,470.5
Total	5,434.9	14,978.7	20,413.6	1,633.1	22,046.7	6,470.5	28,517.2
	2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non- insurance expenses
Losses on claims, net(2)(3)	–	11,992.5	11,992.5	–	11,992.5	–	11,992.5
Commissions	3,582.7	–	3,582.7	–	3,582.7	–	3,582.7
Cost of sales	–	–	–	–	–	4,059.6	4,059.6
Compensation expense	586.3	863.5	1,449.8	772.7	2,222.5	1,120.4	3,342.9
Administrative expense and other	573.2	402.2	975.4	623.9	1,599.3	1,388.7	2,988.0
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7
As presented in the consolidated statement of earnings:
Insurance service expenses	4,742.2	17,201.9	21,944.1	–	21,944.1	–	21,944.1
Recoveries of insurance service expenses	–	(3,943.7)	(3,943.7)	–	(3,943.7)	–	(3,943.7)
Other insurance operating expenses and Corporate and other expenses	–	–	–	1,396.6	1,396.6	–	1,396.6
Non-insurance expenses	–	–	–	–	–	6,568.7	6,568.7
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
Includes the effects of discounting losses and ceded losses on claims incurred during the year, changes in loss components and changes in risk adjustment.

(3)
Comprised primarily of losses on claims, net during 2024 at Global Insurers and Reinsurers of  $6,807.3 (2023 – $7,004.7), North American Insurers of  $3,807.6 (2023 – $3,524.8) and International Insurers and Reinsurers of  $2,460.9 (2023 – $1,183.5).

25.
Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries, and at December 31, 2024 included restricted cash of  $835.0 held at a depository which was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia as described in note 5. Cash equivalents are comprised of treasury bills and other eligible bills.
	December 31, 2024
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	146.2	362.0	508.2	155.0	–	155.0	301.2	362.0	663.2
Holding company assets pledged for derivative obligations	–	101.1	101.1	–	–	–	–	101.1	101.1
Subsidiary cash and short term investments	2,411.2	3,010.2	5,421.4	1,000.1	240.6	1,240.7	3,411.3	3,250.8	6,662.1
Fairfax India	55.1	26.7	81.8	–	4.4	4.4	55.1	31.1	86.2
	2,612.5	3,500.0	6,112.5	1,155.1	245.0	1,400.1	3,767.6	3,745.0	7,512.6
	December 31, 2023
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.4	325.4	406.8	–	–	–	81.4	325.4	406.8
Holding company assets pledged for derivative obligations	–	2.5	2.5	–	–	–	–	2.5	2.5
Subsidiary cash and short term investments	2,172.9	2,347.3	4,520.2	188.1	448.9	637.0	2,361.0	2,796.2	5,157.2
Fairfax India	179.4	12.5	191.9	0.2	5.1	5.3	179.6	17.6	197.2
	2,433.7	2,687.7	5,121.4	188.3	454.0	642.3	2,622.0	3,141.7	5,763.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:
	2024	2023
Net (purchases) sales of investments classified at FVTPL
Short term investments	1,267.0	1,592.6
Bonds	(1,888.1)	(5,910.6)
Preferred stocks	(11.3)	(135.1)
Common stocks	(248.5)	(1,000.6)
Net derivatives and other invested assets	365.1	(45.4)
	(515.8)	(5,499.1)
Changes in operating assets and liabilities
Net (increase) decrease in restricted cash and cash equivalents	(733.3)	250.4
Insurance contract receivables	144.2	(282.4)
Reinsurance contract assets held	17.2	(723.0)
Insurance contract payables	(273.8)	(301.5)
Insurance contract liabilities	2,388.4	4,286.1
Other receivables	(36.9)	(270.9)
Accounts payable and accrued liabilities	312.5	541.2
Other	(411.5)	(423.6)
	1,406.8	3,076.3
Net interest and dividends received
Interest and dividends received	2,570.6	1,595.1
Interest paid on borrowings	(508.8)	(428.1)
Interest paid on lease liabilities	(57.3)	(54.8)
	2,004.5	1,112.2
Net income taxes paid	(1,005.6)	(713.9)

26.
Related Party Transactions

Management and Director Compensation
Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:
	2024	2023
Salaries and other short-term employee benefits	17.3	14.5
Share-based payments	7.2	7.3
	24.5	21.8
Compensation for the company’s Board of Directors for the years ended December 31 was as follows:
	2024	2023
Retainers and fees	1.8	1.4
Share-based payments	0.2	0.2
	2.0	1.6
Investments
During the third quarter of 2024 an insurance subsidiary of the company invested $100.4 in the Marval Guru Fund, which is managed by a related party as described in note 6.
Fairfax subordinate voting shares
During 2024 the company purchased for cancellation 275,000 Fairfax subordinate voting shares from Prem Watsa, the company’s Chairman and CEO, as described in note 16.

27.
Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2024 the company consolidated Sleep Country, Peak Achievement and Meadow Foods as described in note 21. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.
December 31, 2024	Domicile	Fairfax’s ownership (100% other than as shown below)

Property and casualty insurance and reinsurance
North American Insurers
Northbridge Financial Corporation (Northbridge)	Canada
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Global Insurers and Reinsurers
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Brit Limited (Brit)	England and Wales
Ki Financial Limited (Ki Insurance)	England and Wales	20.0%(1)
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	83.4%
International Insurers and Reinsurers
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%
Gulf Insurance Group K.S.C.P. (Gulf Insurance)	Kuwait	97.1%
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.8%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
The Falcon Insurance Public Company Limited (Falcon Thailand)	Thailand	96.7%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore
Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

(1)
Brit holds 51.0% of the voting rights of Ki Insurance. Subsequent to December 31, 2024, on January 1, 2025 Ki Insurance completed its separation from Brit and will be presented as a separate operating company within the Global Insurers and Reinsurers reporting segment commencing in the first quarter of 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2024	Domicile	Fairfax’s ownership	Primary business

Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	84.0%	Franchisor, owner and operator of restaurants
Sleep Country Canada Holdings Inc. (Sleep Country)	Canada	100.0%	Specialty sleep retailer
Sporting Life Group Limited (Sporting Life Group)	Canada	90.1%	Canadian sports lifestyle retail organization
Fairfax India
Fairfax India Holdings Corporation (Fairfax India)	Canada	42.7%(1)	Invests in public and private Indian businesses
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	64.5%	Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	64.5%	Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	65.7%	Originator, processor and distributor of value-added pulses and staple foods
Boat Rocker Media Inc. (Boat Rocker)	Canada	44.5%(3)	Entertainment content creator, producer and distributor
Dexterra Group Inc. (Dexterra Group)	Canada	49.7%(2)	Provider of infrastructure support services
Farmers Edge Inc. (Farmers Edge)	Canada	70.5%	Provider of advanced digital tools for agriculture
Grivalia Hospitality S.A. (Grivalia Hospitality)	Greece	85.2%	Hospitality real estate investor, developer and manager
Meadow Foods Limited (Meadow Foods)	England and Wales	93.2%	Provider of value-added milk, fats, fresh confectionery and plant-based bulk ingredients
Peak Achievement Athletics Inc. (Peak Achievement)	Canada	100.0%	Designer, manufacturer and distributor of performance sports equipment and related apparel and accessories

(1)
The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 95.2%.

(2)
The company has de facto voting control of Dexterra Group as its largest equity and voting shareholder.

(3)
The company has voting rights of 56.0% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(as of March 7, 2025)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations
(1)
Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)
In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)
The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.
Overview of Consolidated Performance
The analysis that follows presents the company’s five year performance in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

Five year Financial Profile
Net earnings attributable to shareholders of Fairfax
2024 produced outstanding results with net earnings of  $3,874.9, producing record adjusted operating income of $4,761.1 (or operating income of  $6,533.7 including the benefit of discounting, net of a risk adjustment on claims) from the property and casualty insurance and reinsurance operations, reflecting records in both underwriting profit and interest and dividends.
Since 2020, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 71.4%, from $18,979.1 five years ago to a new high in 2024 of  $32,527.4, in turn significantly increasing both the total float (year-end float increased by 55.8% from $22,705.0 in 2020 to $35,380.3 in 2024) and the total investments, net of derivative obligations held by the property and casualty insurance and reinsurance operations (increased by 56.4% from $37,179.8 in 2020 to $58,154.1 in 2024). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,791.4 (an increase of 479.7% from $309.0), together with record interest and dividends of  $2,224.6 earned at those operations (an increase of 296.8% from $560.6) and stronger results in share of profit of associates (an increase to $745.1 from $46.2).
Property and Casualty Insurance and Reinsurance
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.
	Property and Casualty Insurance and Reinsurance
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	977.1	2,828.0	330.8	4,135.9
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(280.8)	(360.4)	(180.9)	(822.1)
Discounting of losses and ceded losses on claims recorded in the period	(386.6)	(1,138.2)	(142.7)	(1,667.5)	(382.9)	(1,334.7)	(96.0)	(1,813.6)
Changes in the risk adjustment and other(1)	51.3	(224.0)	67.6	(105.1)	(0.7)	(14.3)	37.0	22.0
Underwriting profit	447.1	1,240.6	103.7	1,791.4	312.7	1,118.6	90.9	1,522.2
Interest and dividends	512.9	1,259.4	452.3	2,224.6	443.3	1,031.1	180.3	1,654.7
Share of profit of associates	143.1	450.3	151.7	745.1	165.1	469.2	127.3	761.6
Adjusted operating income	1,103.1	2,950.3	707.7	4,761.1	921.1	2,618.9	398.5	3,938.5
Combined ratios, discounted(2)	85.3%	76.6%	89.1%	81.4%	85.7%	77.7%	85.5%	81.0%
Combined ratios, undiscounted(3)	93.7%	91.0%	97.3%	92.7%	95.2%	91.7%	95.9%	93.2%
Adjusted operating income interest coverage(4)(5)				10.4x				11.9x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				9.1x				9.9x

(1)
Other primarily includes adjustments for differences in reserving methodology included within underwriting profit and the net effect of changes in onerous contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.

(3)
A traditional performance measure of underwriting results within the property and casualty industry.

(4)
Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.

(5)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.

(6)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Insurance service result
•
The insurance service result of the property and casualty insurance and reinsurance operations increased to a record $4,602.1 in 2024 from $4,135.9 in 2023, primarily reflecting: (i) increased business volumes (net insurance revenue increased by 13.2%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance on December 26, 2023) and the North American Insurers reporting segment; and (ii) increased net favourable prior year reserve development of  $593.6 (2023 – $309.6). The increase in the insurance service result was partially offset by increased current period catastrophe losses of  $1,099.3 or 4.5 combined ratio points on an undiscounted basis (2023 – $897.3 or 4.0 combined ratio points), decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period and increased underwriting expenses, all primarily within the Global Insurers and Reinsurers reporting segment.

Underwriting Performance
•
Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) increased by 20.9% to a record of  $4,761.1 in 2024 from $3,938.5 in 2023, reflecting the best year in the company’s history for underwriting profit and interest and dividends.

•
Key drivers of the performance of the property and casualty insurance and reinsurance operations in 2024 compared to 2023, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

					Catastrophe losses(1)		Net favourable prior year reserve development
	Gross premiums written, third party	Net premiums written	Underwriting profit	Combined ratios, undiscounted	Losses	Combined ratio impact, undiscounted	Favourable reserve development	Combined ratio impact, undiscounted
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%
2024	32,527.4	25,335.6	1,791.4	92.7%	1,099.3	4.5%	593.6	2.4%
% change 2024 over 2023	12.6%	11.6%
% change 2024 over 2020	71.4%	72.1%

(1)
Includes COVID-19 losses of  $55.1 and $668.7 in 2021 and 2020.

•
The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2024 of  $1,791.4 (an increase of 17.7%) and a combined ratio, undiscounted of 92.7% that included absorbing higher catastrophe losses of  $1,099.3 or 4.5 combined ratio points, compared to underwriting profit in 2023 of  $1,522.2 that produced a combined ratio, undiscounted of 93.2% and that included catastrophe losses of  $897.3 or 4.0 combined ratio points.

•
Current period catastrophe losses on an undiscounted basis in 2024 of  $1,099.3 or 4.5 combined ratio points primarily reflected attritional catastrophe losses, hurricanes Milton and Helene, and Canadian events (comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire), principally in the company’s Global Insurers and Reinsurers reporting segment. Current period catastrophe losses on an undiscounted basis in 2023 of  $897.3 or 4.0 combined ratio points principally reflected attritional catastrophe losses, exposure to the Hawaii wildfires and the earthquake in Turkey.

•
Despite significant increases in catastrophe losses in 2020 through 2024, including the impact of COVID-19 losses in 2020, the company has achieved strong underwriting profit in each of the last five years. The company’s results reflect the diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums written of 72.1% since 2020, where the premium base expanded markedly enabling the company to absorb increased catastrophe losses in those periods while maintaining an underwriting profit.

•
The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of  $593.6 or 2.4 combined ratio points in 2024 compared to a net benefit of  $309.6 or 1.4 combined ratio points in 2023, principally reflecting increased net favourable prior year reserve development in the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.

•
Run-off reported net adverse prior year reserve development on an undiscounted basis in 2024 of  $221.1 (2023 – $259.4) related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.

•
Net premiums written by the property and casualty insurance and reinsurance operations increased by 11.6% to a record $25,335.6 from $22,695.4, and gross premiums written increased by 12.6%, principally reflecting increases in the International Insurers and Reinsurers reporting segment following the consolidation of Gulf Insurance on December 26, 2023 that contributed $1,613.7 to net premiums written and $2,736.3 to gross premiums written in 2024. The growth in net premiums written also reflected increased premium volume in the North American Insurers reporting segment (primarily Crum & Forster) from continued modest rate increases across many lines of business in 2024 and increased net premiums written in the Global Insurers and Reinsurers reporting segment in 2024, primarily reflecting increased business volumes at Allied World within its reinsurance segment (primarily North American property and casualty lines of business) and increased average retention at Brit (principally related to increased retention in higher margin business) and Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate).

•
Float of the property and casualty insurance and reinsurance operations increased by 5.9% to $35,380.3 at December 31, 2024 from $33,415.9 at December 31, 2023. Details of the company’s float is presented in the Investments section of this MD&A, under the heading “Float”.

The continued strong underwriting performance by reporting segment was as follows:
	2024		2023
	Combined ratios, undiscounted	Underwriting profit	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	89.3%	231.8	91.1%	179.8
Crum & Forster	95.0%	208.5	97.7%	86.6
Zenith National	99.1%	6.8	93.8%	46.3
	93.7%	447.1	95.2%	312.7
Global Insurers and Reinsurers
Allied World	89.1%	544.5	89.5%	481.8
Odyssey Group	91.2%	505.0	93.4%	397.3
Brit	93.6%	191.1	91.9%	239.5
	91.0%	1,240.6	91.7%	1,118.6
International Insurers and Reinsurers	97.3%	103.7	95.9%	90.9
Property and casualty insurance and reinsurance	92.7%	1,791.4	93.2%	1,522.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings
•
The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2024	2023
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(1,754.9)	(2,152.7)
Net finance income from reinsurance contract assets held	475.0	547.1
Net finance expense from insurance contracts and reinsurance contract assets held	(1,279.9)	(1,605.6)
Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims incurred in the period	1,658.4	1,847.8
Changes in the risk adjustment	(210.6)	(131.3)
Effects included in insurance service result	1,447.8	1,716.5
Total pre-tax net benefit in the consolidated statement of earnings	167.9	110.9
During 2024 the company recorded a total pre-tax net benefit of  $167.9, principally related to a net benefit of discounting losses and ceded losses on claims of  $1,658.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by the net finance expense from insurance contracts and reinsurance contract assets held of  $1,279.9. The net finance expense during 2024 of  $1,279.9 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2024 of  $1,481.3, partially offset by the effects of increases in discount rates in 2024 on prior years’ net losses on claims of  $201.4.
During 2023 the company recorded a total pre-tax net benefit of  $110.9, principally related to the net benefit of discounting losses and ceded losses on claims of  $1,847.8 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of  $1,605.6. The net finance expense during 2023 of  $1,605.6 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2023 of  $1,387.5 and the effect of modest decreases in discount rates during the year of  $218.1.
•
The table that follows presents the company’s total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, set out in a format the company believes assists in understanding the company’s net exposure to interest rate risk.

	2024	2023
Discounting of losses and ceded losses on claims incurred in the period, and changes in the risk adjustment (recognized in insurance service result)	1,447.8	1,716.5
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(1,481.3)	(1,387.5)
	(33.5)	329.0
Effect of changes in discount rates on total bonds (recognized in net gains on investments)	(731.3)	714.1
Effect of changes in interest rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	201.4	(218.1)
Net benefit (loss) from changes in discount rates in consolidated statement of earnings	(529.9)	496.0
Total pre-tax net benefit (loss) in the consolidated statement of earnings	(563.4)	825.0

•
Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated. The net benefit of the effect of increases in discount rates on prior years’ net losses on claims of  $201.4 during 2024 partially offset net losses recorded on the company’s bond portfolio of  $731.3 as discussed below under Investment Performance.
•
Refer to note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2024 for details of the discount rates applied to losses and ceded losses on claims incurred in the years ended December 31, 2024 and 2023.

Insurance Environment
In 2024, the industry continued to experience growth in premium volume from continued favourable underwriting conditions despite growing pricing pressure with price increases moderating and certain commercial lines seeing price decreases including casualty lines and workers’ compensation with its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing. The property and casualty insurance and reinsurance industry continued to experience elevated natural catastrophe losses in 2024, exceeding $100 billion for the fifth consecutive year with significant hurricane losses and the continued growing impact from secondary perils such as severe convective storms, fires and flooding events helping to maintain margins on renewals despite the increase in available capacity.
The insurance and reinsurance industry continues to confront new and evolving risks including the potential fallout from trade wars, such as the proposed 25% tariff on imports from Mexico and Canada by the U.S., which could lead to inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Additionally, the industry faces increased pressures from natural disasters, which continue to be driven by climate change and urbanization, and from economic and social inflation where these pressures are particularly pronounced in casualty lines. With elevated catastrophe losses and ongoing inflationary pressures, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss for 2024.
January 1, 2025 renewals saw a softening in pricing and an increase in capacity, driven by higher traditional reinsurer capital levels following strong underlying earnings from the prolonged hard market, including higher investment income and the continued influx of alternative capital from the reinvestment of returns. Demand for property and casualty reinsurance is expected to remain strong, albeit with more modest pricing due to increased capacity and previous hard market conditions, which have heightened competition among reinsurers. Elevated catastrophe losses and the magnitude of the January 2025 California wildfires should slow the rate decreases in the property reinsurance segment through 2025 and uncertainty around the impact of social inflation should keep market discipline in the casualty reinsurance segment.
Investment Performance
Interest and dividends
	Interest income	Dividends	Investment expenses	Interest and dividends
2020	716.5	77.8	(25.1)	769.2
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2
2024	2,346.6	262.9	(97.6)	2,511.9

•
Consolidated interest and dividends increased significantly from $1,896.2 in 2023 to a record $2,511.9 in 2024 (comprised of  $2,224.6 (2023 – $1,654.7) earned in the property and casualty insurance and reinsurance operations investment portfolios, with the remainder earned in the Life insurance and Run-off, non-insurance companies and corporate and other investment portfolios), primarily reflecting higher interest income earned principally due to a general increase in sovereign bond yields throughout 2023 and the first half of 2024, net purchases of U.S. treasury bonds and Canadian government bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024. Dividends received in 2024 of  $262.9 included a dividend from the company’s holdings of Digit compulsory convertible preferred shares of  $112.3 that was received following the completion of the initial public offering of Digit Insurance, the general insurance subsidiary of the company’s investment in associate Digit, that was comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders.

•
At December 31, 2024 the company’s insurance and reinsurance companies held portfolio investments of $62,947.5 (excluding Fairfax India’s portfolio of  $1,916.6), of which $7,620.5 was in cash and short term investments representing 12.1% of those portfolio investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
At December 31, 2024 the company’s fixed income portfolio is conservatively positioned with effectively 71% of the fixed income portfolio invested in government bonds, 19% in high quality corporate bonds, primarily short-dated, and 10% in first mortgage loans.

Share of profit (loss) of associates
	Insurance and reinsurance associates and joint ventures				Non-insurance associates and joint ventures
	Eurolife(1)	Gulf Insurance(2)	All other	Total	Eurobank	Resolute	Poseidon(3)	Quess	All other	Total	Share of profit (loss) of associates
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	(124.6)	(155.0)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	(1.4)	23.1	329.4	402.0
2022(4)	–	60.7	(22.6)	38.1	263.0	159.0	258.2	6.8	297.3	984.3	1,022.4
2023	–	42.6	38.1	80.7	437.7	–	149.6	(47.0)	401.2	941.5	1,022.2
2024	–	–	57.7	57.7	515.0	–	212.6	10.4	160.6	898.6	956.3

(1)
Consolidated on July 14, 2021.

(2)
Consolidated on December 26, 2023.

(3)
Formerly Atlas Corp. during 2022, 2021 and 2020.

(4)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Share of profit of associates of  $956.3 in 2024 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of  $515.0 compared to $437.7 in 2023), Poseidon (share of profit of  $212.6 compared to $149.6 in 2023), Quess (share of profit of  $10.4 compared to share of loss of $47.0 in 2023 which included a non-cash impairment charge of  $52.8) and Peak Achievement (share of profit of  $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of  $0.6 in 2023).

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024 for additional details on transactions that were completed in 2024 with respect to the company’s investments in associates.
Net gains (losses) on investments
	Long equity exposures	Short equity exposures	Net equity exposures and financial effects	Bonds	Other	Net gains (losses) on investments
2020	371.9	(528.6)	(156.7)	460.2	9.6	313.1
2021	2,312.1	—	2,312.1	(260.9)	1,393.9	3,445.1
2022(1)	(243.8)	—	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	—	1,217.6	714.1	17.8	1,949.5
2024	1,859.0	—	1,859.0	(731.3)	(60.5)	1,067.2

(1)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Net gains on long equity exposures of  $1,859.0 in 2024 were primarily comprised of net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8) and a realized remeasurement gain on consolidation of Peak Achievement ($203.4).

•
The net gains of  $1,033.5 in 2024 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares included a realized gain of  $222.4 related to the company closing out derivative contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of $68.5 (Cdn$88.9). At December 31, 2024 the company continued to hold long equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of  $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share.

•
Net losses on bonds of  $731.3 in 2024 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds). Net losses on bonds in 2024 were principally comprised of net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.

•
Net losses on other of  $60.5 in 2024 principally reflected unrealized losses of  $154.3 on the company’s holdings of Digit compulsory convertible preferred shares, which was partially offset by dividends received of  $112.3 that were recorded in interest and dividends in the consolidated statement of earnings as discussed earlier.

Non-insurance companies
Operating income (loss) – Non-insurance companies
	Restaurants and retail(1)	Fairfax India(1)	Performance fee expense (income)(2)	Fairfax India excluding impact of performance fee	Thomas Cook India(1)	Other(1)(3)	Total
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3
2024	166.1	55.0	–	55.0	44.6	(24.3)	241.4

(1)
As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.

(2)
Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020 and $110.2 was paid in cash in the first quarter of 2024 for the cumulative periods ended December 31, 2023.

(3)
Includes non-cash goodwill impairment charges on Farmers Edge of  $63.5 in 2023 and $133.4 in 2022.

•
Excluding the impact of Fairfax India’s performance fee (income), operating income of the non-insurance companies increased to $241.4 in 2024 from $191.3 in 2023. Further, excluding the impact of non-cash goodwill impairment charges on non-insurance companies recorded during 2023 of  $107.9, operating income of the non-insurance companies modestly decreased to $241.4 in 2024 from $299.2 in 2023, primarily reflecting lower operating income at Fairfax India (principally lower share of profit of associates that primarily related to share of losses of  $72.7 in 2024 from its investment in Sanmar), partially offset by higher operating income at Restaurants and retail (principally reflecting the consolidation of Sleep Country on October 1, 2024 and lower operating expenses at Recipe due to improved cost management and better sales mix of higher margin products).

•
The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading “Financial Condition” within this section of the MD&A for details of the pre-tax excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries that is not reflected in the company’s book value per basic share. The pre-tax excess increased significantly to $1,480.5 at December 31, 2024 from $1,006.0 at December 31, 2023 with $396.6 of that increase related to publicly traded Eurobank. The excess of fair value over carrying value at December 31, 2024 no longer includes an unrealized gain of  $351.9 on Stelco as it was realized upon completion of the company’s sale of its investment in Stelco on November 1, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition
	Holding company cash and investments, net of derivative obligations	Total debt to total capital, excluding consolidated non-insurance companies(1)	Excess (deficiency) of fair value over carrying value(4)	Net earnings attributable to shareholders of Fairfax	Common shareholders’ equity	Book value per basic share	Closing share price in Cdn$
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021(2)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022(3)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51
2024	2,502.1	24.8%	1,480.5	3,874.9	22,959.8	1,059.60	2,000.00
% change 2024 over 2023						12.8%	63.6%
% change 2024 over 2020						121.5%	361.0%

(1)
Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.

(2)
Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(3)
Restated for the adoption of IFRS 17 on January 1, 2023.

(4)
Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of the MD&A under the heading “Book Value Per Basic Share”.

•
Maintaining an emphasis on financial soundness, the company held $2,502.7 of cash and investments at the holding company at December 31, 2024 compared to $1,781.6 at December 31, 2023, with its $2.0 billion unsecured revolving credit facility undrawn and an additional $2.0 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company. Subsequent to December 31, 2024, on January 23, 2025 the company sold 80.0 million shares or an approximate 2.2% equity interest in Eurobank for gross proceeds of  $190.8 (€183.5), which decreased the company’s equity interest to 32.3% and will result in the recognition of a realized gain of approximately $40 in the consolidated statement of earnings in the first quarter of 2025. The sale was a mandatory technical adjustment to the company’s significant equity interest in Eurobank and does not reflect in any way the company’s view on Eurobank’s valuation or long-term prospects.

•
Subsequent to December 31, 2024, on February 28, 2025 the company announced it will redeem on March 31, 2025 all of its Series E fixed rate, Series F floating rate and Series M fixed rate cumulative preferred shares for aggregate consideration of Cdn$418.5.

•
The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In 2024 the holding company received dividends from the insurance and reinsurance companies of  $1,955.6, inclusive of a dividend of  $132.9 in an investment in associate now owned by the holding company and presented outside of holding company cash and investments (2023 – $787.8, inclusive of a special dividend of  $275.0 paid by Brit to the holding company as a result of Brit’s receipt of the net proceeds from its sale of Ambridge Group). Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies.

•
On July 17, 2024 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 14, 2028 to July 17, 2029. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants.

•
The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management” for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

•
The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, increased to 24.8% at December 31, 2024 from 23.1% at December 31, 2023, reflecting increased total debt (principally the issuance of  $1.0 billion principal amount of 6.35% senior notes due 2054), partially offset by increased common shareholders’ equity as described below.

•
At December 31, 2024 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,480.5 compared to an excess of fair value over carrying value at December 31, 2023 of  $1,006.0, with the pre-tax excess of  $1,480.5 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $779.0 of the pre-tax excess, principally attributable to Eurobank ($548.7) and Poseidon ($187.8), and the continued improvement in market traded consolidated non-insurance subsidiaries accounted for $701.5, primarily related to Thomas Cook India ($467.2) and Fairfax India ($232.3).
•
Common shareholders’ equity increased by $1,344.8 to $22,959.8 at December 31, 2024 from $21,615.0 at December 31, 2023, primarily reflecting:

•
continued strong net earnings attributable to shareholders of Fairfax of  $3,874.9; partially offset by

•
purchases of 1,346,953 subordinate voting shares for cancellation for cash consideration of  $1,588.4, or $1,179 per share,

•
other comprehensive loss of  $477.2, or approximately $22 per common share, related to unrealized foreign currency translation losses net of hedges due to the significant strengthening of the U.S. dollar against many currencies around the world, primarily incurred in the fourth quarter of 2024. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios, and

•
payments of common and preferred share dividends of  $411.7.

•
Book value per basic share was $1,059.60 at December 31, 2024 compared to $939.65 at December 31, 2023, representing an increase of 12.8% without adjustment for the $15.00 per common share dividend paid in the first quarter of 2024, or an increase of 14.5% adjusted to include that dividend. At December 31, 2024 there were 21,668,466 common shares effectively outstanding.

•
The company’s book value per basic share has increased 121.5% since 2020 while its share price in Canadian dollars has increased by 361.0%. The company will continue to be opportunistic in its purchases of subordinate voting shares for cancellation but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 4,830,621 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2024, at a cost of  $3,338.6, or an average price of  $691 per share, a significant benefit to Fairfax’s long term shareholders as the total number of subordinate voting shares (excluding changes in subordinate voting shares reserved in treasury for share-based payment awards) has decreased by 17.4% over that period.

•
Information on the company’s 2024 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca. The information contained in the ESG report does not form part of this MD&A and is expressly not incorporated by reference herein.

Business Developments
Acquisitions and Divestitures
The following narrative sets out the company’s key business developments, by reporting segment, in 2024 and 2023, and subsequent to December 31, 2024. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.
Global Insurers and Reinsurers
On December 13, 2024 the company increased its ownership interest in Brit from 86.2% to 100% by exercising a call option to acquire the minority interest from OMERS.
On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of  $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026.
On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of  $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of  $259.1 in gain on sale and consolidation of

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of  $259.1) and deconsolidated assets and liabilities with carrying values of  $309.3 and $191.3 respectively.
International Insurers and Reinsurers
On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.
In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of  $660.0 which requires the company to make four equal annual payments of  $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of  $176.9 and the fair value of the payment deed of  $579.2.
On closing of the transaction, the company was required to remeasure its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of  $713.0 and recognized a pre-tax gain of  $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
On February 18, 2024, in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance which closed on April 25, 2024 and resulted in the company increasing its equity interest in Gulf Insurance from 90.0% to 97.1% for cash consideration of  $126.7.
Non-insurance companies
Restaurants and retail
On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of  $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The purchase consideration was comprised of cash of  $562.7 (Cdn$759.9) and new non-recourse borrowings of  $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close.
Other
On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of  $765.0, comprised of new non-recourse borrowings of  $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of  $100.3.
On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of  $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of  $250.5 (£197.1, which approximated carrying value) and additional consideration of  $82.6 (£65.0).

Sources of Income
Income for the most recent three years was comprised as follows:
	2024	2023	2022(1)
Insurance revenue:
North American Insurers	8,731.8	8,077.7	7,214.7
Global Insurers and Reinsurers	15,513.0	15,480.2	14,693.4
International Insurers and Reinsurers	6,629.7	3,241.4	2,655.6
Property and Casualty Insurance and Reinsurance	30,874.5	26,799.3	24,563.7
Life insurance and Run-off	189.6	135.5	139.8
Consolidated Insurance revenue	31,064.1	26,934.8	24,703.5
Interest and dividends	2,511.9	1,896.2	961.8
Share of profit of associates	956.3	1,022.2	1,022.4
Net gains (losses) on investments	1,067.2	1,949.5	(1,573.2)
Non-insurance revenue(2)	6,682.8	6,614.5	5,581.6
Total income	42,282.3	38,417.2	30,696.1

(1)
The results for the year ended December 31, 2022 were restated for the adoption of IFRS 17 on January 1, 2023.

(2)
Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024)), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker, Dexterra Group, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022)).

Year ended December 31, 2024 compared to year ended December 31, 2023
Income of  $42,282.3 in 2024 increased from $38,417.2 in 2023 principally reflecting growth in insurance revenue, increased interest and dividends reflecting a higher pre-tax yield earned of 3.80% in 2024 compared to 3.15% in 2023 and modest growth in non-insurance revenue, partially offset by lower net gains on investments and a marginal decrease of share of profit of associates.
The increase in insurance revenue in 2024 of  $4,129.3 or 15.3% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $3,259.8 in 2024 to the insurance revenue of the company’s property and casualty insurance and reinsurance reporting segments, inclusive of the effects of accounting for acquired insurance contracts that are discussed further in the International Insurers and Reinsurers section of this MD&A. Excluding the impact of consolidating Gulf Insurance’s insurance revenue in 2024, insurance revenue increased by 3.2%, reflecting increased premium volumes at each of the company’s property and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains on investments in 2024 and 2023 is provided in the Investments section of this MD&A.
The modest increase in non-insurance revenue to $6,682.8 in 2024 from $6,614.5 in 2023 principally reflected the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment and higher business volume at AGT, partially offset by lower business volume at Boat Rocker. Refer to the Components of Net Earnings section of this MD&A under the heading “Non-insurance companies” for additional details on non-insurance revenue in 2024 and 2023.
Year ended December 31, 2023 compared to year ended December 31, 2022
Income of  $38,417.2 in 2023 increased from $30,696.1 in 2022 principally as a result of net gains on investments compared to net losses on investments in the prior year, growth in insurance revenue and non-insurance revenue, and increased interest and dividends reflecting a higher pre-tax yield earned of 3.15% in 2023 compared to 1.77% in 2022.
The increase in insurance revenue in 2023 of  $2,231.3 or 9.0% principally reflected increased premium volumes, continued rate increases across most lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends increased to $1,896.2 in 2023 from $961.8 in 2022 primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout 2023, net purchases of longer-dated U.S. treasury government bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023, partially offset by higher total return swap expense paid on long equity total return swaps.
Share of profit of associates in 2023 remained stable at $1,022.2 compared to $1,022.4 in 2022, primarily reflecting continued improvement in the company’s underlying investments in Eurobank (share of profit of  $437.7 compared to $263.0 in 2022) and EXCO (share of profit of  $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit of Poseidon ($149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of  $47.0 which included a non-cash impairment charge of  $52.8 compared to share of profit of  $6.8 in 2022).
Net gains on investments of  $1,949.5 in 2023 principally reflected net gains on long equity exposures of  $1,217.6 (primarily reflecting net gains on common stocks, long equity total return swaps and realized gains on partial disposition of IIFL Finance and AVLNs entered with RiverStone Barbados), net gains on bonds of  $714.1 (primarily reflecting net gains on U.S. treasury bonds, U.S. treasury bond forward contracts, corporate and other bonds (principally related to Canadian and other corporate bonds) and Greek government bonds) and other net gains of $136.6 (principally reflecting increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment), partially offset by foreign currency net losses of  $118.8. Net losses on investments of  $1,573.2 in 2022 principally reflected net losses on bonds of  $1,086.1 (primarily reflecting net losses on corporate and other bonds (principally related to U.S. and other corporate bonds), U.S. treasury bonds, Greek government bonds and U.S. state and municipal bonds, partially offset by net gains on U.S. treasury bond forward contracts), net losses on long equity exposures of  $243.8 and foreign currency net losses of  $143.6.
The increase in non-insurance revenue to $6,614.5 in 2023 from $5,581.6 in 2022 principally reflected increased business volumes at Thomas Cook India, AGT, Dexterra Group and Recipe.
Net Premiums Written by Reporting Segment
Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off).
	2024	2023	% change year-over- year
Net Premiums Written
North American Insurers	7,201.6	6,802.8	5.9
Global Insurers and Reinsurers	14,100.9	13,562.8	4.0
International Insurers and Reinsurers	4,033.1	2,329.8	73.1
Property and Casualty Insurance and Reinsurance	25,335.6	22,695.4	11.6
North American Insurers’ net premiums written increased by 5.9% in 2024, primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued modest rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases following its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing.
Global Insurers and Reinsurers’ net premiums written increased by 4.0% in 2024, primarily reflecting increased business volumes at Allied World within its reinsurance segment (primarily North American property and casualty lines of business) and increased average retention at Brit (principally related to increased retention in higher margin business) and Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate).
International Insurers and Reinsurers’ net premiums written increased by 73.1% in 2024, principally reflecting the consolidation of Gulf Insurance. Net premiums written, excluding Gulf Insurance, increased by 3.8% in 2024, principally reflecting increases at Fairfax Central and Eastern Europe (primarily organic growth at Colonnade Insurance in property, casualty and accident and health lines of business), partially offset by a decrease at Fairfax Latin America (principally due to a strategic shift to reduce exposure in certain lines of business) and at Group Re (reflecting the effects of a loss portfolio transfer reinsurance agreement entered into in 2024 and increased ceded premiums on new business).
Net Insurance Revenue by Geographic Region
Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2024 – $31,064.1; 2023 – $26,934.8) less cost of reinsurance (2024 – $6,197.7; 2023 – $4,977.4), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Middle East and Asia(1)		Other International(2)		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,277.8	2,114.7	5,220.2	4,755.3	3.1	1.0	40.3	26.1	7,541.4	6,897.1
Global Insurers and Reinsurers	324.9	371.7	9,062.9	9,149.8	846.0	879.2	2,794.4	2,403.9	13,028.2	12,804.6
International Insurers and Reinsurers	0.3	0.2	3.6	1.1	2,590.7	644.6	1,539.8	1,479.2	4,134.4	2,125.1
	2,603.0	2,486.6	14,286.7	13,906.2	3,439.8	1,524.8	4,374.5	3,909.2	24,704.0	21,826.8
Life insurance and Run-off	—	—	10.5	12.2	19.3	—	132.6	118.4	162.4	130.6
Net insurance revenue(3)	2,603.0	2,486.6	14,297.2	13,918.4	3,459.1	1,524.8	4,507.1	4,027.6	24,866.4	21,957.4
Distribution of net insurance revenue	10.5%	11.3%	57.5%	63.5%	13.9%	6.9%	18.1%	18.3%	100.0%	100.0%

(1)
The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance (consolidated on December 26, 2023), based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.

(2)
The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

(3)
Insurance revenue less cost of reinsurance.

Canada
Net insurance revenue in the Canada geographic region increased by 4.7% from $2,486.6 in 2023 to $2,603.0 in 2024 primarily reflecting an increase at Northbridge (property lines of business).
United States
Net insurance revenue in the United States geographic region increased by 2.7% from $13,918.4 in 2023 to $14,297.2 in 2024 primarily reflecting growth at Crum & Forster (surplus & specialty, accident and health, property and credit lines of business) and Allied World (property and casualty reinsurance), partially offset by a decrease at Odyssey Group (targeted decreases in crop insurance and the non-renewal of a large property quota share covering homeowners risks).
Middle East and Asia
Net insurance revenue in the Middle East and Asia geographic region increased by 126.9% from $1,524.8 in 2023 to $3,459.1 in 2024 principally reflecting the consolidation of Gulf Insurance on December 26, 2023 which contributed $1,914.7 to net insurance revenue in 2024.
Other International
Net insurance revenue in the Other International geographic region increased by 11.9% from $4,027.6 in 2023 to $4,507.1 in 2024 primarily reflecting growth in Europe at Allied World within its Global Markets segment (property lines of business) and at Fairfax Central and Eastern Europe (property, casualty and accident and health lines of business).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Insurance Revenue by Product Line
Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2024	2023	2024	2023	2024	2023	2024	2023
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,070.8	1,807.8	5,010.4	4,705.3	460.2	384.0	7,541.4	6,897.1
Global Insurers and Reinsurers	4,713.9	4,825.7	7,263.4	7,114.0	1,050.9	864.9	13,028.2	12,804.6
International Insurers and Reinsurers	1,739.7	1,165.3	1,455.3	580.2	939.4	379.6	4,134.4	2,125.1
	8,524.4	7,798.8	13,729.1	12,399.5	2,450.5	1,628.5	24,704.0	21,826.8
Life insurance and Run-off	—	—	10.5	12.2	151.9	118.4	162.4	130.6
Net insurance revenue(1)	8,524.4	7,798.8	13,739.6	12,411.7	2,602.4	1,746.9	24,866.4	21,957.4
Distribution of net insurance revenue	34.3%	35.5%	55.2%	56.5%	10.5%	8.0%	100.0%	100.0%

(1)
Insurance revenue less cost of reinsurance.

Property
Net insurance revenue in the property line of business increased by 9.3% from $7,798.8 in 2023 to $8,524.4 in 2024, or an increase of 1.6% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Crum & Forster, Northbridge and Allied World (within its North America reinsurance and Global Markets segments), partially offset by targeted decreases in U.S. crop insurance and the non-renewal of a large U.S. quota share covering homeowners risks at Odyssey Group.
Casualty
Net insurance revenue in the casualty line of business increased by 10.7% from $12,411.7 in 2023 to $13,739.6 in 2024, or an increase of 4.5% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Crum & Forster (accident and health and commercial auto), Odyssey Group (U.S. commercial auto insurance and reinsurance), Allied World (North American reinsurance) and Fairfax Latin America (accident and health and commercial auto).
Specialty
Net insurance revenue in the specialty line of business increased by 49.0% from $1,746.9 in 2023 to $2,602.4 in 2024, or an increase of 14.1% excluding the impact of consolidating Gulf Insurance’s net insurance revenue in 2024. The increase primarily reflected growth at Brit (U.S. energy and marine) and Crum & Forster (credit and surety).

Sources of Net Earnings
The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2024, 2023 and 2022.
	2024	2023	2022
Net earnings	4,262.9	5,094.9	3,811.7
Attributable to:
Shareholders of Fairfax	3,874.9	4,381.8	3,374.2
Non-controlling interests	388.0	713.1	437.5
	4,262.9	5,094.9	3,811.7
Net earnings per share	$173.41	$186.87	$140.83
Net earnings per diluted share	$160.56	$173.24	$131.37
Cash dividends paid per share	$15.00	$10.00	$10.00
The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2024 and 2023 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2024	2023
Combined ratios, discounted – Property and Casualty Insurance and Reinsurance
North American Insurers	85.3%	85.7%
Global Insurers and Reinsurers	76.6%	77.7%
International Insurers and Reinsurers	89.1%	85.5%
Consolidated	81.4%	81.0%
Combined ratios, undiscounted – Property and Casualty Insurance and Reinsurance
North American Insurers	93.7%	95.2%
Global Insurers and Reinsurers	91.0%	91.7%
International Insurers and Reinsurers	97.3%	95.9%
Consolidated	92.7%	93.2%
Sources of net earnings
Operating income – Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	1,101.1	977.1
Global Insurers and Reinsurers	3,037.4	2,828.0
International Insurers and Reinsurers	463.6	330.8
Insurance service result	4,602.1	4,135.9
Other insurance operating expenses	(1,038.1)	(822.1)
Interest and dividends	2,224.6	1,654.7
Share of profit of associates	745.1	761.6
Operating income – Property and Casualty Insurance and Reinsurance	6,533.7	5,730.1
Operating loss – Life insurance and Run-off	(92.1)	(144.6)
Operating income – Non-insurance companies	241.4	121.9
Net finance expense from insurance contracts and reinsurance contract assets held	(1,279.9)	(1,605.6)
Net gains on investments	1,067.2	1,949.5
Gain on sale and consolidation of insurance subsidiaries	–	549.8
Interest expense	(649.0)	(510.0)
Corporate overhead and other	(182.8)	(182.8)
Earnings before income taxes	5,638.5	5,908.3
Provision for income taxes	(1,375.6)	(813.4)
Net earnings	4,262.9	5,094.9
Attributable to:
Shareholders of Fairfax	3,874.9	4,381.8
Non-controlling interests	388.0	713.1
	4,262.9	5,094.9
The company reported net earnings attributable to shareholders of Fairfax of  $3,874.9 (net earnings of  $173.41 per share and $160.56 per diluted share) in 2024 compared to net earnings of  $4,381.8 (net earnings of  $186.87 per share and $173.24 per diluted share) in 2023. The decrease in profitability in 2024 principally reflected lower net gains on investments, increased provision for income taxes and the gain on sale and consolidation of insurance subsidiaries in 2023 which did not recur in 2024, partially offset by increased interest and dividends, increased insurance service result and decreased net finance expense from insurance contracts and reinsurance contract assets held.
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.
	Property and Casualty Insurance and Reinsurance
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	977.1	2,828.0	330.8	4,135.9
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(280.8)	(360.4)	(180.9)	(822.1)
Discounting of losses and ceded losses on claims recorded in the period	(386.6)	(1,138.2)	(142.7)	(1,667.5)	(382.9)	(1,334.7)	(96.0)	(1,813.6)
Changes in the risk adjustment and other(1)	51.3	(224.0)	67.6	(105.1)	(0.7)	(14.3)	37.0	22.0
Underwriting profit	447.1	1,240.6	103.7	1,791.4	312.7	1,118.6	90.9	1,522.2
Interest and dividends	512.9	1,259.4	452.3	2,224.6	443.3	1,031.1	180.3	1,654.7
Share of profit of associates	143.1	450.3	151.7	745.1	165.1	469.2	127.3	761.6
Adjusted operating income	1,103.1	2,950.3	707.7	4,761.1	921.1	2,618.9	398.5	3,938.5
Combined ratio, discounted	85.3%	76.6%	89.1%	81.4%	85.7%	77.7%	85.5%	81.0%
Combined ratio, undiscounted	93.7%	91.0%	97.3%	92.7%	95.2%	91.7%	95.9%	93.2%

(1)
Other in the Global Insurers and Reinsurers reporting segment primarily reflects adjustments for differences in reserving methodology included within underwriting profit.

Insurance Service Result – Property and Casualty Insurance and Reinsurance
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in 2024 of  $466.2 or 11.3% was principally driven by the increased profitability of the Global Insurers and Reinsurers reporting segment, reflecting increased net favourable prior year reserve development, increased net insurance revenue and decreased current accident year attritional loss experience, partially offset by increased current period catastrophe losses (as set out in the table below in the Underwriting Profit section), increased underwriting expenses and decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the year. The increase in the insurance service result of the International Insurers and Reinsurers primarily reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $87.7 in 2024 to the company’s insurance service result, and growth in insurance revenue relative to more modest increases in insurance service expenses, partially offset by increased current period catastrophe losses. The growth in the North American Insurers reporting segment’s insurance service result principally reflected increased net insurance revenue and decreased current period catastrophe losses, partially offset by decreased net favourable prior year reserve development.
Underwriting Profit – Property and Casualty Insurance and Reinsurance
The company’s property and casualty insurance and reinsurance operations produced a record underwriting profit of  $1,791.4 (combined ratio, undiscounted of 92.7%) in 2024 compared to $1,522.2 (combined ratio, undiscounted of 93.2%) in 2023, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the components of the company’s combined ratios, undiscounted, a key performance measure of underwriting profit, for the years ended December 31, 2024 and 2023:
Property and Casualty Insurance and Reinsurance
	2024	2023
Underwriting profit	1,791.4	1,522.2
Losses on claims – accident year	64.5%	64.6%
Commissions	16.4%	16.7%
Underwriting expenses	14.2%	13.3%
Combined ratio, undiscounted – accident year	95.1%	94.6%
Net favourable reserve development	(2.4)%	(1.4)%
Combined ratio, undiscounted – calendar year	92.7%	93.2%
Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2024 and 2023 were comprised as follows:
Property and Casualty Insurance and Reinsurance
	2024	2023
North American Insurers	(101.0)	(127.2)
Global Insurers and Reinsurers	(257.4)	(81.6)
International Insurers and Reinsurers	(235.2)	(100.8)
Net favourable prior year reserve development	(593.6)	(309.6)
Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2024 and 2023 were comprised as follows:
	2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Milton	235.3	1.0		—	—
Hurricane Helene	174.0	0.7		—	—
Canadian events(2)	142.1	0.6		—	—
Dubai floods	89.1	0.4		—	—
Hawaii wildfires	—	—		183.6	0.8
Turkey earthquake	—	—		113.0	0.5
Italy hailstorms	—	—		47.2	0.2
Other	458.8	1.8		553.5	2.5
Total catastrophe losses	1,099.3	4.5	points	897.3	4.0	points

(1)
Net of reinstatement premiums.

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The commission expense ratio improved modestly to 16.4% in 2024 from 16.7% in 2023, principally reflecting decreases in the Global Insurers and Reinsurers reporting segment (primarily reflecting decreased net average commissions at Odyssey Group, partially offset by increases at Allied World, principally due to changes in the mix of business written), and decreases in the International Insurers and Reinsurers reporting segment (principally reflecting the consolidation of Gulf Insurance which has a lower average commission ratio, partially offset by decreased commission income on ceded business at Fairfax Latin America).
The underwriting expenses ratio increased to 14.2% in 2024 from 13.3% in 2023, primarily reflecting increases in the Global Insurers and Reinsurers reporting segment, principally reflecting increased personnel and technology costs at Odyssey Group which continued to make investments to support strategic initiatives, and at Brit, which continued to build out Ki Insurance to operate as a separate business.
Operating loss – Life insurance and Run-off
The Life insurance and Run-off reporting segment reported an operating loss of  $92.1 in 2024 compared to an operating loss of  $144.6 in 2023, primarily reflecting decreased net adverse prior year reserve development, on an undiscounted basis, at Run-off of  $221.1 (2023 – $259.4), principally related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation.
Operating income – Non-insurance companies
Excluding the impact of the Fairfax India performance fee (an accrual of nil in 2024 compared to $69.4 in 2023), operating income of the non-insurance companies increased to $241.4 in 2024 from $191.3 in 2023. Excluding further the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 of  $107.9, operating income of the non-insurance companies decreased slightly by $57.8 from $299.2 in 2023 to $241.4 in 2024, primarily reflecting lower operating income at Fairfax India (principally lower share of profit of associates that primarily related to share of losses of  $72.7 in 2024 from its investment in Sanmar), partially offset by higher operating income at Restaurants and retail (principally reflecting the consolidation of Sleep Country on October 1, 2024 and lower operating expenses at Recipe due to improved cost management and better sales mix of higher margin products).
Net finance expense from insurance contracts and reinsurance contract assets held
Net finance expense from insurance contracts and reinsurance contract assets held was $1,279.9 in 2024 compared to $1,605.6 in 2023. The net finance expense during 2024 of  $1,279.9 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2024 of  $1,481.3 (2023 – $1,387.5), partially offset by the effects of increases in discount rates at December 31, 2024 compared to December 31, 2023, on prior years’ net losses on claims of  $201.4 (2023 – effects of modest decreases in discount rates at December 31, 2023 compared to December 31, 2022, on prior years’ net losses on claims of  $218.1).
An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Investment Income
An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
Gain on sale and consolidation of insurance subsidiaries
Gain on sale and consolidation of insurance subsidiaries of  $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company’s previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of  $279.9, and to Brit’s sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of  $259.1 (an after-tax gain of  $259.1).
Provision for Income Taxes
Provision for income taxes of  $1,375.6 with an effective tax rate of 24.4% in 2024 increased from $813.4 with an effective tax rate of 13.8% in 2023 principally reflecting lower benefit from the tax rate differential on income and losses outside Canada including the effects of new Pillar Two global minimum taxes, lower non-taxable investment income and changes to capital gains tax rates in India that increased deferred income tax expense. The provision for income taxes in 2023 also reflected a benefit for the change in tax rate for deferred income taxes primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.
Net Earnings by Reporting Segment
The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2024 and 2023. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	8,731.8	15,513.0	6,629.7	30,874.5	189.6	–	–	–	31,064.1
Intercompany	48.1	171.7	195.8	415.6	10.4	–	–	(426.0)	–
Insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	–	–	(426.0)	31,064.1
Insurance service expenses	(7,590.1)	(11,884.7)	(5,482.7)	(24,957.5)	(382.8)	–	–	473.5	(24,866.8)
Net insurance result	1,189.8	3,800.0	1,342.8	6,332.6	(182.8)	–	–	47.5	6,197.3
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	–	–	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	–	–	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	–	–	(46.9)	(1,744.5)
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	–	–	0.6	4,452.8
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	–	–	–	(1,182.9)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	(15.9)	185.9	2,511.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	–	956.3
Other
Non-insurance revenue	–	–	–	–	–	6,682.8	–	–	6,682.8
Non-insurance expenses	–	–	–	–	–	(6,470.5)	–	–	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	80.9	186.5	6,950.4
Net finance expense from insurance contracts and reinsurance contract assets held	(337.5)	(768.8)	(110.1)	(1,216.4)	(63.5)	–	–	–	(1,279.9)
Net gains (losses) on investments	173.9	126.4	(63.2)	237.1	(31.6)	(121.8)	983.5	–	1,067.2
Interest expense	(6.0)	(51.5)	(27.2)	(84.7)	(9.8)	(176.8)	(377.8)	0.1	(649.0)
Corporate overhead and other	(43.6)	(91.6)	(96.0)	(231.2)	(1.8)	–	(30.6)	(186.6)	(450.2)
Pre-tax income (loss)	1,225.2	3,527.0	486.3	5,238.5	(198.8)	(57.2)	656.0	–	5,638.5
Provision for income taxes									(1,375.6)
Net earnings									4,262.9
Attributable to:
Shareholders of Fairfax									3,874.9
Non-controlling interests									388.0
									4,262.9
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	5,286.9	9,704.5	4,353.0	19,344.4
Prior year reserve development and release of risk adjustment on prior year claims	(34.1)	(846.6)	(210.2)	(1,090.9)
Losses on claims – calendar year	5,252.8	8,857.9	4,142.8	18,253.5
Commissions	1,519.4	1,957.5	633.5	4,110.4
Other underwriting expenses	817.9	1,069.3	706.4	2,593.6
Insurance service expenses	7,590.1	11,884.7	5,482.7	24,957.5

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	8,077.7	15,480.2	3,241.4	26,799.3	135.5	–	–	–	26,934.8
Intercompany	59.5	120.1	212.4	392.0	14.4	–	–	(406.4)	–
Insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	–	–	(406.4)	26,934.8
Insurance service expenses	(7,090.2)	(12,090.6)	(2,768.1)	(21,948.9)	(419.4)	–	–	424.2	(21,944.1)
Net insurance result	1,047.0	3,509.7	685.7	5,242.4	(269.5)	–	–	17.8	4,990.7
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	–	–	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	–	–	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	–	–	(17.2)	(1,033.7)
Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	–	–	0.6	3,957.0
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	–	–	–	(966.4)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	(31.0)	245.6	1,896.2
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	–	1,022.2
Other
Non-insurance revenue	–	–	–	–	–	6,614.5	–	–	6,614.5
Non-insurance expenses	–	–	–	–	–	(6,568.7)	–	–	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	1.2	246.2	5,954.8
Net finance expense from insurance contracts and reinsurance contract assets held	(361.2)	(1,032.3)	(80.5)	(1,474.0)	(131.6)	–	–	–	(1,605.6)
Net gains on investments	348.6	455.6	159.1	963.3	141.7	314.5	530.0	–	1,949.5
Gain on sale and consolidation of insurance subsidiaries	–	259.1	10.8	269.9	–	–	279.9	–	549.8
Interest expense	(6.0)	(46.3)	(4.1)	(56.4)	(15.8)	(165.2)	(272.7)	0.1	(510.0)
Corporate overhead and other	(55.5)	(91.1)	(10.9)	(157.5)	(2.5)	–	(23.9)	(246.3)	(430.2)
Pre-tax income (loss)	1,230.6	3,512.9	531.9	5,275.4	(152.8)	271.2	514.5	–	5,908.3
Provision for income taxes									(813.4)
Net earnings									5,094.9
Attributable to:
Shareholders of Fairfax									4,381.8
Non-controlling interests									713.1
									5,094.9
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	5,061.4	10,205.9	1,925.1	17,192.4
Prior year reserve development and release of risk adjustment on prior year claims	(108.2)	(869.7)	120.3	(857.6)
Losses on claims – calendar year	4,953.2	9,336.2	2,045.4	16,334.8
Commissions	1,365.5	1,827.7	465.2	3,658.4
Other underwriting expenses	771.5	926.7	257.5	1,955.7
Insurance service expenses	7,090.2	12,090.6	2,768.1	21,948.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2024 and 2023. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2024 and 2023 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
North American Insurers
	2024	2023
Combined ratio, discounted	85.3%	85.7%
Combined ratio, undiscounted:
Loss & LAE – accident year	63.1%	65.1%
Commissions	15.5%	15.5%
Underwriting expenses	16.5%	16.6%
Combined ratio, undiscounted – accident year	95.1%	97.2%
Net favourable reserve development	(1.4)%	(2.0)%
Combined ratio, undiscounted – calendar year	93.7%	95.2%
Gross premiums written	8,866.9	8,398.0
Net premiums written	7,201.6	6,802.8
Net insurance revenue(1)	7,482.0	6,840.4
Insurance service result	1,101.1	977.1
Other insurance operating expenses	(318.7)	(280.8)
Discounting of losses and ceded losses on claims incurred in the period	(386.6)	(382.9)
Changes in the risk adjustment and other	51.3	(0.7)
Underwriting profit	447.1	312.7

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Insurance service result
The North American Insurers reporting segment reported an insurance service result of  $1,101.1 in 2024 compared to an insurance service result of  $977.1 in 2023. The increase in 2024 of  $124.0 primarily reflected continued growth in net insurance revenue at Crum & Forster and Northbridge (including rate increases across most lines of business), lower catastrophe losses and improved current period attritional loss experience at Crum & Forster, and improved current period attritional and large loss experience on property lines of business at Northbridge. The increase in the insurance service result in 2024 was partially offset by higher current period catastrophe losses (principally related to the Canadian events) and decreased net favourable prior year reserve development at Northbridge, higher losses and decreased net favourable prior year reserve development in the workers’ compensation business at Zenith National, and lower recoveries of insurance service expenses at Crum & Forster (due to lower ceded losses primarily in the accident and health and surety lines of business in 2024).

The combined ratios, discounted, net insurance revenue and insurance service result for each operating company in the North American Insurers reporting segment for 2024 and 2023 are as set out in the table below:
	Combined ratio, discounted		Net Insurance revenue		Insurance service result
	2024	2023	2024	2023	2024	2023
Northbridge	82.2%	80.8%	2,210.9	2,054.6	392.6	395.1
Crum & Forster	85.9%	88.2%	4,533.7	4,040.8	640.7	475.0
Zenith National	90.8%	85.6%	737.4	745.0	67.8	107.0
North American Insurers	85.3%	85.7%	7,482.0	6,840.4	1,101.1	977.1
Underwriting profit
North American Insurers produced an underwriting profit, on an undiscounted basis, of  $447.1 and a combined ratio, undiscounted of 93.7% in 2024 compared to $312.7 and 95.2% in 2023. The increase in underwriting profitability in 2024 primarily reflected the same factors which increased the insurance service result as noted above.
The operating companies comprising the North American Insurers reporting segment had combined ratios, undiscounted and underwriting profit in 2024 and 2023 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit
	2024	2023	2024	2023
Northbridge	89.3%	91.1%	231.8	179.8
Crum & Forster	95.0%	97.7%	208.5	86.6
Zenith National	99.1%	93.8%	6.8	46.3
North American Insurers	93.7%	95.2%	447.1	312.7
Catastrophe losses in the North American Insurers reporting segment for 2024 and 2023 are as set out in the following table:
	2024		2023
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Canadian events(2)	57.0	0.8	–	–
Hurricane Helene	15.6	0.2	–	–
Hawaii wildfires	–	–	78.8	1.2
Other	52.9	0.8	57.3	0.9
Total catastrophe losses	125.5	1.8 points	136.1	2.1 points

(1)
Net of reinstatement premiums.

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The current accident year loss and loss adjustment expense ratio decreased to 63.1% in 2024 from 65.1% in 2023, primarily reflecting lower catastrophe losses and improved current period attritional loss experience at Crum & Forster, and improved current period attritional and large loss experience on property lines of business at Northbridge, partially offset by higher current period catastrophe losses at Northbridge (principally related to the Canadian events) and higher losses in the workers’ compensation business at Zenith National.
The commission expense ratio of 15.5% in 2024 remained unchanged from 15.5% in 2023, primarily reflecting decreased commissions at Northbridge (principally due to lower contingent profit commissions), fully offset by slightly higher commission expenses at Crum & Forster and Zenith National.
The underwriting expense ratio decreased slightly to 16.5% in 2024 from 16.6% in 2023, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses at Northbridge, partially offset by increased personnel costs at Crum & Forster and Zenith National.
Net favourable prior year reserve development decreased to $101.0 (1.4 combined ratio points) in 2024 from $127.2 (2.0 combined ratio points) in 2023, primarily reflecting lower net favourable emergence in workers’

FAIRFAX FINANCIAL HOLDINGS LIMITED

compensation and higher adverse development in the agribusiness line at Zenith National, and lower net favourable prior year reserve development at Northbridge (primarily commercial auto and commercial property lines of business).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for 2024 and 2023 are shown in the following table:
	Gross premiums written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Northbridge	2,511.4	2,442.2	2,226.3	2,145.4	2,156.7	2,017.5
Crum & Forster	5,625.9	5,217.5	4,233.7	3,902.3	4,181.9	3,743.1
Zenith National	729.6	738.3	741.6	755.1	733.9	741.8
North American Insurers	8,866.9	8,398.0	7,201.6	6,802.8	7,072.5	6,502.4
Gross premiums written increased by 5.6% in 2024, primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued modest rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases following its strong multi-year underwriting performance which continued to place downward pressure on its tightly regulated pricing.
Net premiums written increased by 5.9% in 2024 reflecting the growth in gross premiums written. Net premiums earned increased by 8.8% in 2024, principally reflecting the increase in net premiums written during 2024 and 2023 and the timing between when premiums are written and when they are earned.
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased significantly to $1,552.0 in 2024 from $1,117.7 in 2023, primarily reflecting increased net premium collections at Crum & Forster and Northbridge, lower taxes paid at Crum & Forster and Zenith National and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment, partially offset by increased taxes paid at Northbridge and increased net claims paid at each of the operating companies within the North American Insurers reporting segment.
Global Insurers and Reinsurers
	2024	2023
Combined ratio, discounted	76.6%	77.7%
Combined ratio, undiscounted:
Loss & LAE – accident year	64.8%	64.7%
Commissions	17.1%	17.3%
Underwriting expenses	11.0%	10.3%
Combined ratio, undiscounted – accident year	92.9%	92.3%
Net favourable reserve development	(1.9)%	(0.6)%
Combined ratio, undiscounted – calendar year	91.0%	91.7%
Gross premiums written	17,155.0	16,904.8
Net premiums written	14,100.9	13,562.8
Net insurance revenue(1)	12,978.5	12,683.6
Insurance service result	3,037.4	2,828.0
Other insurance operating expenses	(434.6)	(360.4)
Discounting of losses and ceded losses on claims incurred in the period	(1,138.2)	(1,334.7)
Changes in the risk adjustment and other(2)	(224.0)	(14.3)
Underwriting profit	1,240.6	1,118.6

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)
Other primarily includes adjustments for differences in reserving methodology included within underwriting profit.

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. Subsequent to December 31, 2024, on January 1, 2025 Ki Insurance completed the separation from its parent company Brit and will be presented as a separate operating company within the Global Insurers and Reinsurers reporting segment commencing in the first quarter of 2025.
Insurance service result
Global Insurers and Reinsurers insurance service result increased 7.4% to $3,037.4 in 2024 from $2,828.0 in 2023 primarily reflecting increased net favourable prior year reserve development at Odyssey Group on both non-catastrophe losses (primarily casualty insurance lines of business) and catastrophe losses (primarily 2023 attritional catastrophe losses), increased net insurance revenue, principally at Allied World, and decreased current accident year attritional loss experience at each operating company in the Global Insurers and Reinsurers reporting segment. The increase in the insurance service result in 2024 was partially offset by increased current period catastrophe losses (as set out in the table below in the underwriting profit section), increased underwriting expenses at each operating company in the Global Insurers and Reinsurers reporting segment and the decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period.
The combined ratios, discounted, net insurance revenue and insurance service result for each operating company in the Global Insurers and Reinsurers reporting segment for 2024 and 2023 are as set out in the table below:
	Combined ratio, discounted		Net Insurance revenue		Insurance service result
	2024	2023	2024	2023	2024	2023
Allied World	77.5%	74.1%	5,156.3	4,832.7	1,159.3	1,250.6
Odyssey Group	76.2%	81.7%	5,050.3	5,133.3	1,203.1	940.6
Brit	75.6%	76.6%	2,771.9	2,717.6	675.0	636.8
Global Insurers and Reinsurers	76.6%	77.7%	12,978.5	12,683.6	3,037.4	2,828.0
Underwriting profit
Global Insurers and Reinsurers produced a record underwriting profit, on an undiscounted basis, of  $1,240.6 and a combined ratio, undiscounted of 91.0% in 2024 compared to $1,118.6 and 91.7% in 2023. The increase in underwriting profitability in 2024 primarily reflected increased net favourable prior year reserve development at Odyssey Group of  $207.4 on both non-catastrophe losses and catastrophe losses as discussed above, increased premiums earned, principally at Allied World, and decreased current accident year attritional loss experience, primarily at Allied World and Brit. The increase in underwriting profit was partially offset by increased current period catastrophe losses (as set out in the table below) and increased underwriting expenses at each operating company in the Global Insurers and Reinsurers reporting segment.
The operating companies comprising the Global Insurers and Reinsurers reporting segment had combined ratios, undiscounted and underwriting profits in 2024 and 2023 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit
	2024	2023	2024	2023
Allied World	89.1%	89.5%	544.5	481.8
Odyssey Group	91.2%	93.4%	505.0	397.3
Brit	93.6%	91.9%	191.1	239.5
Global Insurers and Reinsurers	91.0%	91.7%	1,240.6	1,118.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2024 and 2023 are as set out in the following table:
	2024		2023
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Hurricane Milton	228.5	1.7	–	–
Hurricane Helene	154.8	1.1	–	–
Canadian events(2)	85.0	0.6	–	–
Dubai floods	53.1	0.4	–	–
Turkey earthquake	–	–	105.6	0.8
Hawaii wildfires	–	–	104.8	0.8
Italy hailstorms	–	–	47.2	0.4
Other(3)	358.6	2.7	458.1	3.3
Total catastrophe losses	880.0	6.5 points	715.7	5.3 points

(1)
Net of reinstatement premiums.

(2)
Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

(3)
Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

The current accident year loss and loss adjustment expense ratio increased modestly to 64.8% in 2024 from 64.7% in 2023, primarily reflecting increased catastrophe losses in 2024 (as set out in the table above), partially offset by improved current period attritional loss experience at each of the companies within the Global Insurers and Reinsurers reporting segment.
The commission expense ratio decreased marginally to 17.1% in 2024 from 17.3% in 2023, primarily reflecting decreased net average commissions at Odyssey Group, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 11.0% in 2024 from 10.3% in 2023, primarily reflecting increased personnel and technology costs at Odyssey Group as they continue to make investments to support their strategic initiatives and at Brit, as they continued to build out Ki Insurance to operate as a separate business.
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment in 2024 and 2023 are shown in the following table:
	Gross premium written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Allied World	7,149.8	6,840.5	5,049.1	4,839.5	4,976.9	4,583.2
Odyssey Group	6,245.5	6,332.6	5,895.0	5,740.6	5,757.2	5,984.3
Brit	3,759.7	3,731.7	3,156.8	2,982.7	2,981.5	2,967.4
Global Insurers and Reinsurers	17,155.0	16,904.8	14,100.9	13,562.8	13,715.6	13,534.9
Gross premiums written increased by 1.5% in 2024, primarily reflecting increased premium volume at Allied World within its reinsurance segment (primarily North American property and casualty lines of business), partially offset by modest decreases at Odyssey Group (primarily relating to targeted decreases in U.S. crop insurance and the non-renewal of a large U.S. property reinsurance quota share agreement covering homeowners risks which contributed nominal underwriting profit).
Net premiums written increased by 4.0% in 2024 primarily reflecting the increases in gross premiums written and increased average retention, primarily at Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate) and Brit (principally related to increased retention in higher margin business). Net premiums earned increased by 1.3% in 2024, principally reflecting the increase in net premiums written during 2024 and 2023 and the timing between when premiums are written and when they are earned.
Operating activities and Other
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $3,734.2 in 2024 from $3,885.2 in 2023, primarily reflecting the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group and increased net claims paid at Allied World, partially offset by increased interest and dividends received at each of the operating companies within the Global Insurers and Reinsurers reporting segment and increased net premium collections at Brit.
During 2024 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $256.3 (2023 – $180.3) to non-controlling interests, with the increase in 2024 primarily reflecting the timing of a dividend payment to Allied World’s non-controlling interests. On December 13, 2024 the company purchased the remaining shares of Brit from Brit’s minority shareholder (OMERS) increasing the company’s ownership interest in Brit from 86.2% to 100.0%.
International Insurers and Reinsurers
	2024			2023
	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(2)	International Insurers and Reinsurers	International Insurers and Reinsurers(2)
Combined ratio, discounted	83.8%	95.4%	89.1%	85.5%
Combined ratio, undiscounted:
Loss & LAE – accident year	58.5%	77.5%	65.9%	63.0%
Commissions	20.7%	8.3%	15.9%	16.2%
Underwriting expenses	21.6%	21.9%	21.7%	21.3%
Combined ratio, undiscounted – accident year	100.8%	107.7%	103.5%	100.5%
Net favourable reserve development	(5.9)%	(6.8)%	(6.2)%	(4.6)%
Combined ratio, undiscounted – calendar year	94.9%	100.9%	97.3%	95.9%
Gross premiums written	3,769.2	2,736.3	6,505.5	3,587.3
Net premiums written	2,419.4	1,613.7	4,033.1	2,329.8
Net insurance revenue(1)	2,318.4	1,914.7	4,233.1	2,288.4
Insurance service result	375.9	87.7	463.6	330.8
Other insurance operating expenses	(166.8)	(118.0)	(284.8)	(180.9)
Discounting of losses and ceded losses on claims incurred in the period	(99.4)	(43.3)	(142.7)	(96.0)
Changes in the risk adjustment and other	7.9	59.7	67.6	37.0
Underwriting profit (loss)	117.6	(13.9)	103.7	90.9

(1)
Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)
Gulf Insurance was consolidated on December 26, 2023. These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17.

International Insurers and Reinsurers, comprised of Group Re, Bryte Insurance, Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, and Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2024.
On December 26, 2023 the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024. Gulf Insurance’s statement of earnings activity was reported commencing in the first quarter of 2024. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the MENA region through its subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance service result
International Insurers and Reinsurers, excluding Gulf Insurance
Excluding Gulf Insurance, the insurance service result of  $375.9 increased by $45.1 in 2024, primarily reflecting increases at Fairfax Asia (principally at Singapore Re due to lower insurance service expense relative to lower insurance revenue as Singapore Re focused on retaining higher margin business in 2024) and at Eurolife General (principally due to lower insurance service expense resulting from the absence of catastrophe losses in 2024 compared to 2023).
Gulf Insurance
The results presented in the table that follows differs from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17. During 2024 the insurance contracts acquired increased net insurance revenue at Gulf Insurance by $326.5 and had a nominal benefit to the insurance service result. Gulf Insurance’s insurance service result also reflected a loss of  $49.4 related to the unwind of certain acquisition accounting adjustments. The acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance, including accounting differences for acquired contracts, have been fully unwound during 2024 and as a result commencing in the first quarter of 2025 the differences to those published by Gulf Insurance will be eliminated.
The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios, discounted, net insurance revenue and insurance service result in 2024 and 2023 as set out in the following table:
	Combined ratio, discounted		Net Insurance revenue		Insurance service result
	2024	2023	2024	2023	2024	2023
Group Re	87.5%	88.8%	392.8	420.9	49.2	47.2
Bryte Insurance	84.9%	84.2%	307.2	293.4	46.2	46.4
Fairfax Asia	82.5%	91.0%	404.8	374.9	70.8	33.5
Fairfax Latin America	78.2%	79.0%	564.8	605.0	123.0	127.3
Fairfax Central and Eastern Europe	86.1%	84.2%	564.0	512.7	78.3	81.0
Eurolife General	90.2%	105.6%	84.8	81.5	8.4	(4.6)
International Insurers and Reinsurers, excluding Gulf Insurance	83.8%	85.5%	2,318.4	2,288.4	375.9	330.8
Gulf Insurance	95.4%	–	1,914.7	–	87.7	–
International Insurers and Reinsurers	89.1%	85.5%	4,233.1	2,288.4	463.6	330.8
Underwriting profit
International Insurers and Reinsurers, excluding Gulf Insurance
Excluding Gulf Insurance, underwriting profit, on an undiscounted basis, of  $117.6 and a combined ratio, undiscounted of 94.9% in 2024 improved compared to underwriting profit of  $90.9 and a combined ratio, undiscounted of 95.9% in 2023, primarily reflecting a lower underwriting loss at Eurolife General (reflecting the absence of catastrophe losses in 2024 compared to 2023), and improved underwriting profit at Fairfax Asia (principally at Singapore Re and at Pacific Insurance reflecting higher net favourable prior year reserve development) and Bryte Insurance (principally lower accident year losses and loss adjustment expenses benefiting from previous underwriting and claims initiatives).

The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios, undiscounted and underwriting profit (loss) in 2024 and 2023 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit (loss)
	2024	2023	2024	2023
Group Re	94.2%	94.0%	27.0	28.9
Bryte Insurance	94.9%	97.2%	14.9	7.6
Fairfax Asia	92.1%	93.9%	33.7	25.6
Fairfax Latin America	94.2%	94.9%	26.4	22.0
Fairfax Central and Eastern Europe	97.0%	95.9%	17.7	22.2
Eurolife General	102.9%	123.1%	(2.1)	(15.4)
International Insurers and Reinsurers, excluding Gulf Insurance	94.9%	95.9%	117.6	90.9
Gulf Insurance(1)	100.9%	–	(13.9)	–
International Insurers and Reinsurers	97.3%	95.9%	103.7	90.9

(1)
These results include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of  $35.5 and a combined ratio, undiscounted of 97.7% in 2024.

The current accident year loss and loss adjustment expense ratio, excluding Gulf Insurance, improved to 58.5% in 2024 from 63.0% in 2023, primarily reflecting lower losses at Bryte Insurance (lower losses on claims experience from underwriting and claims initiatives), Fairfax Latin America (lower than expected inflation benefiting claims costs) and Eurolife General (the absence of catastrophe losses in 2024).
The commission expense ratio, excluding Gulf Insurance, of 20.7% in 2024 increased from 16.2% in 2023, primarily reflecting a higher commission expense ratio at Fairfax Latin America (principally due to lower commission income on a quota share agreement at La Meridional).
The underwriting expense ratio, excluding Gulf Insurance, of 21.6% in 2024 was stable compared to 21.3% in 2023.
Net favourable prior year reserve development, excluding Gulf Insurance, increased to 5.9% in 2024 from 4.6% in 2023, primarily reflecting increased favourable development at a majority of the companies within the reporting segment, including at Fairfax Asia (across most companies and primarily in property, motor and accident and health lines of business), Fairfax Latin America (improvement at Fairfax Latam and Fairfax Brasil) and Group Re, partially offset by lower favourable development at Fairfax Central and Eastern Europe (primarily adverse development at Polish Re in their property line of business, principally related to prior year catastrophe losses).
Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment in 2024 and 2023 are shown in the following table:
	Gross premiums written		Net premiums written		Net premiums earned
	2024	2023	2024	2023	2024	2023
Group Re	327.1	219.6	469.5	474.7	464.8	480.8
Bryte Insurance	413.5	394.1	293.8	271.4	292.5	274.6
Fairfax Asia	949.9	909.1	453.9	413.8	424.4	421.5
Fairfax Latin America	1,251.6	1,305.3	497.3	519.8	453.7	430.1
Fairfax Central and Eastern Europe	719.5	663.7	629.1	580.0	597.1	540.3
Eurolife General	107.6	95.5	75.8	70.1	71.9	66.6
International Insurers and Reinsurers, excluding Gulf Insurance	3,769.2	3,587.3	2,419.4	2,329.8	2,304.4	2,213.9
Gulf Insurance	2,736.3	–	1,613.7	–	1,478.3	–
International Insurers and Reinsurers	6,505.5	3,587.3	4,033.1	2,329.8	3,782.7	2,213.9
Gross premiums written, excluding Gulf Insurance, increased by 5.1% in 2024, principally reflecting increases at Group Re (principally growth in reinsurance of underlying insurance premiums written in India) and at Fairfax Central and Eastern Europe (principally organic growth at Colonnade Insurance in property, casualty and accident

FAIRFAX FINANCIAL HOLDINGS LIMITED

and health lines of business), partially offset by a decrease at Fairfax Latin America (principally due to a strategic shift to reduce exposure in certain lines of business).
Net premiums written, excluding Gulf Insurance, increased by 3.8% in 2024, consistent with the growth in gross premiums written, other than at Group Re where net premiums written decreased slightly in 2024, reflecting the effects of a loss portfolio transfer reinsurance agreement entered into in 2024 and higher ceded premiums on new business.
Net premiums earned, excluding Gulf Insurance, increased by 4.1% in 2024, reflecting the same factors as net premiums written and the timing of premium recognition, including the effects of significant fluctuations in inflation in Argentina.
Gulf Insurance
Gulf Insurance’s property and casualty insurance operations principally underwrite risks for both commercial and retail marine and aviation, motor vehicles, property, engineering and general liability.
Gulf Insurance’s underwriting loss of  $13.9 in 2024 was primarily driven by the unwind of certain acquisition accounting adjustments of  $49.4. Excluding those adjustments, Gulf Insurance reported underwriting profit of $35.5 and a combined ratio, undiscounted of 97.7% in 2024 that included net favourable prior year reserve development of  $100.3 (primarily in motor and medical lines of business), partially offset by adverse current accident year underwriting performance including catastrophe losses due to flooding in the Gulf region. Gulf Insurance’s commission expense ratio of 8.3% in 2024 was low relative to other companies in the International Insurers and Reinsurers reporting segment primarily due to strong reinsurance commission income as Gulf Insurance cedes a larger portion of its written premiums.
On September 12, 2024 the Kuwait Ministry of Health notified Gulf Insurance of its immediate termination of its significant health insurance contract for retired citizens (“AFYA”). In the first nine months of 2024 the AFYA insurance contract had experienced diminishing performance, resulting in a nominal impact on Gulf Insurance’s underwriting profit in 2024.
On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of  $126.7.
Life insurance and Run-off
	2024			2023
	Life Insurance(1)	Run-off	Total	Life Insurance(1)	Run-off	Total
Net premiums written	231.4	40.4	271.8	195.1	13.1	208.2
Insurance revenue	178.7	21.3	200.0	122.3	27.6	149.9
Insurance service expenses	(143.8)	(239.0)	(382.8)	(98.8)	(320.6)	(419.4)
Net reinsurance result	(5.4)	38.3	32.9	(2.0)	92.0	90.0
Insurance service result	29.5	(179.4)	(149.9)	21.5	(201.0)	(179.5)

(1)
Comprised of Eurolife and Gulf Insurance for 2024 and Eurolife for 2023. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and “Gulf Insurance”, respectively.

Life insurance
On December 26, 2023 the company commenced consolidating Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance’s statement of earnings activity was reported commencing in the first quarter of 2024.
In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife and Gulf Insurance’s life insurance business are reported in Life insurance and Run-off and those of Eurolife and Gulf Insurance’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife and Gulf Insurance’s life insurance operations.

Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies which are included within net premiums written and insurance revenue. Life insurance revenue of  $178.7 in 2024 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits and accident and health insurance policies. Life insurance’s insurance service expenses of  $143.8 in 2024 primarily consisted of Eurolife’s net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off
The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Riverstone Group Holding Company and its subsidiaries, including Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 423 employees.
Run-off manages the company’s run-off businesses in the U.S and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service expenses of  $239.0 in 2024 included net adverse prior year reserve development of  $221.1 on an undiscounted basis related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation. Run-off’s insurance service expenses of  $320.6 in 2023 included net adverse prior year reserve development of  $259.4 on an undiscounted basis, principally related to latent hazard claims stemming from incremental increases in litigation activity and its associated costs.
During 2024 the holding company made capital contributions of  $340.0 (2023 – $185.0) to Run-off to augment its capital.
Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from timing delays between when gross claims are paid and the subsequent collection from third party reinsurers. Further delays may occur while assets pledged to secure the payment of claims are released subsequent to the initial payment.
Non-insurance companies
	2024					2023
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,953.9	319.2	973.4	3,436.3	6,682.8	1,772.3	263.3	941.6	3,637.3	6,614.5
Expenses	(1,797.9)	(281.9)	(929.3)	(3,461.4)	(6,470.5)	(1,690.7)	(251.4)	(906.5)	(3,720.1)	(6,568.7)
Pre-tax income (loss) before interest expense and other	156.0	37.3	44.1	(25.1)	212.3	81.6	11.9	35.1	(82.8)	45.8
Interest and dividends	10.0	(21.3)	–	2.2	(9.1)	9.9	(87.4)	–	1.4	(76.1)
Share of profit (loss) of associates	0.1	39.0	0.5	(1.4)	38.2	–	151.1	(0.1)	1.2	152.2
Operating income (loss)	166.1	55.0	44.6	(24.3)	241.4	91.5	75.6	35.0	(80.2)	121.9

(1)
Comprised primarily of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024).

(2)
Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(3)
Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality.

During 2024 the company completed the following significant acquisitions and commenced consolidating each entity in its Non-insurance companies reporting segment at the respective acquisition dates: On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country, and consolidated Sleep Country within the Restaurants and retail operating segment; on November 29, 2024 the company increased its equity interest in Meadow Foods to 93.2%, and consolidated Meadow Foods within the Other operating segment, with Meadow Foods’ statement of earnings activity as a consolidated subsidiary to be reported commencing in the first quarter of 2025; and on December 20, 2024 the company increased its equity interest in Peak Achievement to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned

FAIRFAX FINANCIAL HOLDINGS LIMITED

by other minority shareholders and consolidated Peak Achievement within the Other operating segment, with Peak Achievement’s statement of earnings activity as a consolidated subsidiary to be reported commencing in the first quarter of 2025.
For further details of these acquisitions, refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.
Non-insurance companies’ revenue increased to $6,682.8 in 2024 from $6,614.5 in 2023, primarily reflecting the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment, and higher business volume at AGT, partially offset by lower business volume at Boat Rocker.
Non-insurance companies’ expenses decreased to $6,470.5 in 2024 from $6,568.7 in 2023, primarily due to lower non-cash goodwill impairment charges in 2024 as compared to 2023 (principally related to the company’s investment in Farmers Edge of  $63.5 in 2023) and lower business volume at Boat Rocker, partially offset by the acquisition of Sleep Country (October 1, 2024).
Interest and Dividends
An analysis of interest and dividends is presented in the Investments section of this MD&A.
Share of Profit (Loss) of Associates
An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.
Net Gains (Losses) on Investments
An analysis of net gains (losses) on investments is provided in the Investments section of this MD&A.
Interest Expense
Interest expense as presented in the consolidated statement of earnings was comprised as follows:
	2024	2023
Interest expense on borrowings:
Holding company	377.6	272.6
Insurance and reinsurance companies	79.0	57.9
Non-insurance companies(1)	136.7	130.0
	593.3	460.5
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	15.6	14.3
Non-insurance companies	40.1	35.2
	55.7	49.5
Consolidated interest expense	649.0	510.0

(1)
Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2024 principally reflected the issuance on March 22, 2024 of  $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the accretion on the note payable to KIPCO for the acquisition of Gulf Insurance on December 26, 2023 and the issuance of  $750.0 principal amount of 6.00% unsecured senior notes due 2033 ($400.0 issued on December 7, 2023 and the re-opening for issuances of  $200.0 on January 12, 2024 and $150.0 on June 24, 2024), partially offset by the early redemptions on January 29, 2024 of  $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the insurance and reinsurance companies in 2024 principally reflected the consolidation of Gulf Insurance’s borrowings of  $172.9 on December 26, 2023 and Allied World becoming the primary co-obligor of the 2055 notes, partially offset by the early redemption on July 24, 2024 of Allied World’s $500.0 principal amount of 4.35% senior notes due 2025.

The increase in interest expense on borrowings at the non-insurance companies in 2024 principally reflected the interest expense of Sleep Country (consolidated October 1, 2024) on its borrowings of  $456.6 and increased borrowings at Grivalia Hospitality to support new developments, partially offset by decreased borrowings at Recipe on its revolving credit facility.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.
	2024	2023
Fairfax corporate overhead	217.2	270.2
Subsidiary holding companies’ corporate overhead	72.6	70.5
Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges(1)	160.4	89.5
Corporate and other expenses as presented in the consolidated statement of earnings	450.2	430.2
Holding company interest and dividends	15.9	31.0
Holding company share of profit of associates	(96.8)	(32.2)
Investment management and administration fee income and other	(186.5)	(246.2)
Corporate overhead and other(2)	182.8	182.8

(1)
Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.

(2)
Presented as Corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024.

Fairfax corporate overhead decreased to $217.2 in 2024 from $270.2 in 2023, primarily reflecting lower charitable donations and legal, audit, and consulting fees, and non-recurring compensation expense in 2023. Subsidiary holding companies’ corporate overhead increased modestly to $72.6 in 2024 from $70.5 in 2023, primarily reflecting higher charitable donations, partially offset by lower legal, audit and consulting fees. Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges increased to $160.4 in 2024 from $89.5 in 2023 primarily reflecting higher amortization of intangible assets at Gulf Insurance and non-cash impairment charges recorded on customer and broker relationship intangible assets.
Investment management and administration fee income and other decreased to $186.5 in 2024 from $246.2 in 2023 primarily as a result of no performance fee earned from Fairfax India in 2024 compared to an accrual of  $69.4 in 2023. In 2024 the holding company received cash of  $110.2 from Fairfax India for settlement of the performance fee pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.
Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.
Income Taxes
The company’s effective income tax rate in 2024 of 24.4% (provision for income taxes of  $1,375.6) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), partially offset by an increase to the unrecorded tax benefit of losses and temporary differences.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s effective income tax rate in 2023 of 13.8% (provision for income taxes of  $813.4) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets.
For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.
Non-controlling Interests
At December 31, 2024 non-controlling interests of  $4,281.2 was comprised of non-controlling interests of the insurance and reinsurance companies of  $2,740.2 (primarily related to Allied World, Odyssey Group, Brit (related to its subsidiary Ki Insurance) and Gulf Insurance) and non-controlling interests of the non-insurance companies of  $1,541.0 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024.
Balance Sheets by Reporting Segment
The company’s segmented balance sheets as at December 31, 2024 and 2023 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:
(a)
The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.

(b)
Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2024. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.

(c)
Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

	Equity interests in Fairfax affiliates at December 31, 2024
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Life insurance and Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	–	–	91.9%	100.0%
TRG (Run-off)	–	–	31.5%	–	68.5%	100.0%
Singapore Re	–	8.8%	91.2%	–	–	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	20.0%	0.2%	2.0%	38.0%	64.5%
Fairfax India	11.7%	19.4%	4.2%	1.0%	6.4%	42.7%
Recipe	33.9%	43.9%	1.6%	0.3%	4.3%	84.0%
Boat Rocker	33.9%	5.9%	4.7%	–	–	44.5%
AGT	14.4%	20.5%	15.1%	–	15.7%	65.7%
Dexterra Group	5.4%	41.4%	–	2.9%	–	49.7%
Farmers Edge	24.0%	39.6%	6.9%	–	–	70.5%
Grivalia Hospitality	9.3%	27.2%	–	48.7%	–	85.2%
Sleep Country	29.6%	66.8%	3.6%	–	–	100.0%
Meadow Foods	31.0%	62.2%	–	–	–	93.2%
Peak Achievement	28.6%	71.4%	–	–	–	100.0%

(1)
This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies(3)	Corporate and eliminations(4)	Consolidated
Assets
Holding company cash and investments	156.9	235.0	–	391.9	–	–	2,110.8	2,502.7
Insurance contract receivables	23.7	726.0	13.9	763.6	16.8	–	–	780.4
Portfolio investments(1)	15,016.9	37,126.4	9,226.1	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	1,970.0	7,050.7	2,182.3	11,203.0	413.7	–	(934.1)	10,682.6
Deferred income tax assets	48.3	123.3	57.7	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	784.6	2,230.6	1,068.1	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	215.5	18.3	8.2	242.0	347.4	1.4	(590.8)	–
Other assets	616.7	836.1	406.0	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	130.0	307.3	42.2	479.5	22.0	–	(501.5)	–
Total assets	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3
Liabilities
Accounts payable and accrued liabilities	446.9	942.3	665.1	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	36.8	227.5	1.2	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	7.5	613.3	337.3	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	40.4	205.5	63.3	309.2	613.8	–	–	923.0
Insurance contract liabilities	10,798.0	28,219.4	5,244.3	44,261.7	4,280.2	–	(939.7)	47,602.2
Due to affiliates	9.6	3.3	11.3	24.2	–	71.2	(95.4)	–
Borrowings – holding company and insurance and reinsurance companies	38.4	772.4	165.0	975.8	–	–	7,882.4	8,858.2
Borrowings – non-insurance companies	–	–	–	–	–	2,888.9	6.6	2,895.5
Total liabilities	11,377.6	30,983.7	6,487.5	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1
Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,585.0	17,137.4	6,177.5	30,899.9	1,172.2	4,907.9	(12,912.0)	24,068.0
Non-controlling interests	–	532.6	339.5	872.1	4.4	132.0	3,272.7	4,281.2
Total equity	7,585.0	17,670.0	6,517.0	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3
Capital
Borrowings	38.4	772.4	165.0	975.8	–	2,888.9	7,889.0	11,753.7
Investments in Fairfax affiliates	1,290.1	2,317.0	214.0	3,821.1	405.9	–	(4,227.0)	–
Shareholders’ equity attributable to shareholders of Fairfax	6,294.9	13,165.7	5,754.5	25,215.1	766.3	3,498.9	(5,412.3)	24,068.0
Non-controlling interests	–	2,187.3	548.5	2,735.8	4.4	1,541.0	–	4,281.2
Total capital	7,623.4	18,442.4	6,682.0	32,747.8	1,176.6	7,928.8	(1,750.3)	40,102.9
% of consolidated total capital	19.0%	46.0%	16.7%	81.7%	2.9%	19.8%	(4.4)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Sleep Country, Meadow Foods and Peak Achievement were consolidated on October 1, 2024, November 29, 2024 and December 20, 2024, respectively, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.

(4)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Segmented Balance Sheet as at December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	126.7	144.2	–	270.9	–	–	1,510.7	1,781.6
Insurance contract receivables	30.9	873.8	10.6	915.3	10.8	–	–	926.1
Portfolio investments(1)	14,223.8	35,203.6	8,752.6	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	2,034.4	7,301.2	2,037.8	11,373.4	454.3	–	(940.0)	10,887.7
Deferred income tax assets	27.9	124.2	59.2	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	838.9	2,278.5	1,128.3	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	215.5	33.2	2.1	250.8	338.8	–	(589.6)	–
Other assets	605.6	845.3	608.9	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	48.8	181.0	15.5	–	(196.5)	–
Total assets	18,133.1	46,906.8	12,648.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1
Liabilities
Accounts payable and accrued liabilities	499.8	1,043.1	540.8	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	21.6	329.1	0.7	351.4	–	61.0	32.5	444.9
Deferred income tax liabilities	41.0	500.7	324.3	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	52.2	367.4	133.9	553.5	653.4	–	–	1,206.9
Insurance contract liabilities	10,154.6	27,495.7	4,999.6	42,649.9	4,466.7	–	(945.2)	46,171.4
Due to affiliates	23.4	6.4	19.9	49.7	0.8	159.9	(210.4)	–
Borrowings – holding company and insurance and reinsurance companies	38.4	684.3	172.9	895.6	–	–	6,928.9	7,824.5
Borrowings – non-insurance companies	–	–	–	–	–	1,891.8	7.2	1,899.0
Total liabilities	10,831.0	30,426.7	6,192.1	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2
Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,302.1	16,013.8	6,112.1	29,428.0	1,081.5	3,913.0	(11,472.0)	22,950.5
Non-controlling interests	–	466.3	344.1	810.4	12.3	124.1	3,803.6	4,750.4
Total equity	7,302.1	16,480.1	6,456.2	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	18,133.1	46,906.8	12,648.3	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1
Capital
Borrowings	38.4	684.3	172.9	895.6	–	1,891.8	6,936.1	9,723.5
Investments in Fairfax affiliates	808.0	1,408.2	171.5	2,387.7	423.2	–	(2,810.9)	–
Shareholders’ equity attributable to shareholders of Fairfax	6,494.1	12,615.7	5,637.4	24,747.2	658.3	2,402.5	(4,857.5)	22,950.5
Non-controlling interests	–	2,456.2	647.3	3,103.5	12.3	1,634.6	–	4,750.4
Total capital	7,340.5	17,164.4	6,629.1	31,134.0	1,093.8	5,928.9	(732.3)	37,424.4
% of consolidated total capital	19.6%	45.9%	17.7%	83.2%	2.9%	15.8%	(1.9)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary
Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2024 compared to December 31, 2023 were primarily due to the consolidation of Sleep Country, Meadow Foods and Peak Achievement on October 1, 2024, November 29, 2024 and December 20, 2024, respectively, increased business volumes at the property and casualty insurance and reinsurance companies and a significant increase in interest and dividends primarily from the company’s fixed income portfolio.
Holding company cash and investments increased to $2,502.7 ($2,502.1 net of  $0.6 of holding company derivative obligations) at December 31, 2024 from $1,781.6 at December 31, 2023 ($1,749.1 net of  $32.5 of holding company derivative obligations). Significant cash transactions at the holding company in 2024 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.
Insurance contract receivables decreased by $145.7 to $780.4 at December 31, 2024 from $926.1 at December 31, 2023 principally related to Brit, primarily reflecting timing of settlements with agents and brokers, and Brit’s strategic reduction in its use of reinsurance to retain more profitable business.
Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $65,220.4 at December 31, 2024 ($64,864.1 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2023 of  $63,422.1 ($63,009.7 net of subsidiary derivative obligations). The increase of  $1,854.4 principally reflected net cash generated by insurance and reinsurance underwriting operations, interest and dividends earned by the property and casualty insurance and reinsurance companies of  $2,224.6 and share of profit of associates of  $956.3, partially offset by net unrealized losses on bonds and common stocks, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments increased by $343.9, primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by cash consideration paid on the acquisitions of Sleep Country, Meadow Foods and Peak Achievement.
Bonds (including bonds pledged for derivative obligations) increased by $668.9, primarily reflecting net purchases of other government bonds, first mortgage loans and corporate and other bonds, partially offset by net unrealized losses on bonds as a result of the changing interest rate environment.
Common stocks increased by $265.2 primarily reflecting net purchases of common stocks, partially offset by net unrealized losses, and the commencement of the equity method of accounting for John Keells and Marval Guru Fund during the first quarter and third quarter of 2024, respectively.
Investments in associates increased by $468.3 primarily reflecting share of profit of associates of  $956.3 and the commencement of the equity method of accounting for John Keells and Marval Guru Fund, partially offset by the sale of the company’s investment in Stelco, the consolidations of Peak Achievement and Meadow Foods (both previously equity accounted), the recognition of distributions and dividends from associates and joint ventures, and share of other comprehensive loss of associates (principally foreign currency translation losses).
Derivatives and other invested assets, net of derivative obligations, increased by $190.5 primarily reflecting higher net receivables from counterparties on foreign exchange contracts and net purchases of investment properties.
Reinsurance contract assets held decreased by $205.1 to $10,682.6 at December 31, 2024 from $10,887.7 at December 31, 2023 primarily reflecting decreases at Allied World (principally relating to timing of settlement of claims) and Odyssey Group (principally relating to targeted decreases in U.S. crop insurance) and the impact of the U.S. dollar strengthening relative to the company’s reinsurance contract assets held denominated in other currencies.
Deferred income tax assets increased by $23.9 to $325.0 at December 31, 2024 from $301.1 at December 31, 2023 primarily reflecting deferred income tax assets recognized on the acquisition of Sleep Country.
Goodwill and intangible assets increased by $1,901.9 to $8,278.2 at December 31, 2024 from $6,376.3 at December 31, 2023 primarily reflecting the consolidations of Sleep Country, Peak Achievement and Meadow Foods (goodwill of  $517.3, $279.0 and $222.0, and intangible assets of  $398.3, $443.0 and $322.2, respectively), partially offset by the amortization of intangible assets and the impact of the significant strengthening of the U.S. dollar against a number of other currencies in which the company’s goodwill and intangible assets are denominated.

The allocation by operating segment at December 31, 2024 of goodwill of  $4,124.9 and intangible assets of $4,153.3 (December 31, 2023 – $3,121.9 and $3,254.4), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2024. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2024 and it was concluded that no significant impairments had occurred.
Other assets increased by $697.8 to $8,988.0 at December 31, 2024 from $8,290.2 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($423.3), Peak Achievement ($281.6) and Meadow Foods ($201.3) and increases in unit-linked insurance products at Eurolife, partially offset by the call option exercised on the non-controlling interest in Brit and lower receivables related to indemnities at Fairfax Asia and to government tax credits at Boat Rocker.
Accounts payable and accrued liabilities increased by $591.1 to $6,078.3 at December 31, 2024 from $5,487.2 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($347.9), Peak Achievement ($129.9) and Meadow Foods ($137.3) and Pillar Two global minimum taxes of  $93.7, partially offset by lower payables for securities purchased but not yet settled and decreases in pension and post retirement liabilities.
Deferred income tax liabilities increased by $463.7 to $1,714.0 at December 31, 2024 from $1,250.3 at December 31, 2023 principally reflecting deferred income tax liabilities recognized on the consolidation of Meadow Foods, Sleep Country, and Peak, net unrealized gains on investments at the holding company (principally related to the company’s investment in long equity total return swaps on Fairfax subordinate voting shares), and discounting on insurance contracts and reinsurance contract assets held not recognized for U.S. tax purposes.
Insurance contract payables decreased by $283.9 to $923.0 at December 31, 2024 from $1,206.9 at December 31, 2023 primarily reflecting a decrease in payables to agents and brokers at Brit (reflecting timing of settlements and Brit’s strategic reduction in its use of reinsurance to retain more profitable business) and a decrease in non-unit linked insurance products at Eurolife.
Insurance contract liabilities increased by $1,430.8 to $47,602.2 at December 31, 2024 from $46,171.4 at December 31, 2023 primarily reflecting increased business volumes (principally at Crum & Forster and Allied World) and current period catastrophe losses (principally in the Global Insurers and Reinsurers reporting segment), partially offset by increased net paid losses settled at Run-off.
Borrowings – holding company and insurance and reinsurance companies increased by $1,033.7 to $8,858.2 at December 31, 2024 from $7,824.5 at December 31, 2023 primarily reflecting net proceeds of  $353.1 on re-opening of the company’s unsecured senior notes due 2033 and net proceeds of  $2,077.8 from the issuances of unsecured senior notes due 2034, 2054 and 2055, partially offset by the redemptions of the company’s unsecured senior notes due 2024 and 2025 for cash consideration of  $537.1, the redemption of Allied World’s senior notes for cash consideration of  $505.1 and the annual payment of  $165.0 on the note payable to KIPCO related to the acquisition of Gulf Insurance.
Borrowings – non-insurance companies increased by $996.5 to $2,895.5 at December 31, 2024 from $1,899.0 at December 31, 2023 primarily reflecting the consolidation of Sleep Country ($456.6), Peak Achievement ($432.7) and Meadow Foods ($235.9), partially offset by a decrease in borrowings on Recipe’s revolving credit facility.
Non-controlling interests decreased by $469.2 to $4,281.2 at December 31, 2024 from $4,750.4 at December 31, 2023 primarily reflecting net changes in capitalization ($513.5, principally related to the acquisition of the non-controlling interest in Brit and the additional interest acquired in Gulf Insurance through a mandatory tender offer) and dividends paid to non-controlling interests ($294.7, primarily by the Global Insurers and Reinsurers reporting segment), partially offset by the non-controlling interests’ share of net earnings ($388.0). For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024.
Comparison of 2023 to 2022 – Total assets and total liabilities increased to $91,985.1 and $64,284.2 at December 31, 2023 from $78,818.5 and $55,799.8 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance on December 26, 2023, increased business volumes at the property and casualty insurance and reinsurance companies, a significant increase in interest and dividends primarily from the company’s fixed income portfolio and net proceeds received from the sale of Brit’s Managing General Underwriter operations, Ambridge. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024 for additional details.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liability for Incurred Claims for Insurance Contracts
Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and at Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.
The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by reporting segment and line of business:
December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	1,036.5	6,684.6	1,859.9	9,581.0	21.8	9,602.8
Casualty	8,862.9	21,236.1	1,446.4	31,545.4	987.2	32,532.6
Specialty	307.8	1,670.0	915.0	2,892.8	0.4	2,893.2
Insurance contracts – LIC (excluding risk adjustment and discounting)	10,207.2	29,590.7	4,221.3	44,019.2	1,009.4	45,028.6

(1)
Excludes provision for claims for life policy benefits of  $73.4.

December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	973.7	6,476.4	1,550.6	9,000.7	28.9	9,029.6
Casualty	8,275.6	20,384.4	1,120.0	29,780.0	1,221.5	31,001.5
Specialty	289.4	1,526.9	690.6	2,506.9	0.9	2,507.8
Insurance contracts – LIC (excluding risk adjustment and discounting)	9,538.7	28,387.7	3,361.2	41,287.6	1,251.3	42,538.9

(1)
Excludes provision for claims for life policy benefits of  $54.3.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2024 of  $8.5 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).
The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.
As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.
The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable (unfavourable) reserve development in the table that follows excludes the loss reserve development of a subsidiary in the year it is acquired.
Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:
	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2024	2023
North American Insurers	101.0	127.2
Global Insurers and Reinsurers	257.4	81.6
International Insurers and Reinsurers	235.2	100.8
Net favourable prior year reserve development	593.6	309.6
Run-off – net adverse prior year reserve development	(221.1)	(259.4)
Net favourable prior year reserve development	372.5	50.2
The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.
Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2024 are tables that show the historical reserve development of the liability for incurred claims for insurance contracts of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit and Allied World) and International Insurers and Reinsurers.
Asbestos, Pollution and Other Latent Hazards
The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).
A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims; substantially all of these claims are now managed by Run-off. The unpredictability of the underlying litigation, unsettled legal principles regarding coverage, and unfavorable legislation create uncertainty around these claims that significantly affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and settlement expenses.
Asbestos trial results have been mixed, with some verdicts favourable for plaintiffs and others for defendants. Many courts in asbestos and other latent injury claims allow scientifically unsupported studies and reports as evidence of causation, fueling questionable claims. Recently, however, a few courts have applied evidence rules more diligently, disallowing the evidence and dismissing cases. A growing body of research in genetics provides further support for defenses asserting plaintiffs’ disease more likely was caused by genetic factors. The company continues to implement strategies regarding these issues and will evaluate and adjust its reserves as necessary.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also faces claims exposure from environmental pollution and other latent injury allegedly from exposure to harmful substances in consumer products including talc, pharmaceutical products, pesticides and other chemical products, as well as from sports-related head injury and opioid addiction. Increasing sexual molestation injury claims continue to present exposure to the company, as more states enact laws extending time to sue. The company also has received pollution and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”). The company monitors numerous other potential or emerging mass torts; often these torts do not implicate any policy for which the company is responsible, and sometimes the nature of the claims may place them outside the scope of coverage of policies that may otherwise be implicated. Disputes regarding coverage for lead paint, sexual molestation, and opioid addiction liabilities have resulted in rulings and precedents that may limit the company’s exposures, and coverage relating to various other types of tort claims remains in dispute and undecided.
Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.
Following is an analysis of the company’s insurance contract liabilities, gross and net of reinsurance, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:
	2024		2023
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance contract liabilities for asbestos claims at January 1	997.7	787.5	1,077.3	820.1
Asbestos losses incurred during the year	146.4	119.2	165.0	120.2
Asbestos losses paid during the year	(305.0)	(199.7)	(244.6)	(152.8)
Insurance contract liabilities for asbestos claims at December 31	839.1	707.0	997.7	787.5

(1)
Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.
Reinsurance Contract Assets Held
The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.
Reinsurance contract assets held on the consolidated balance sheet decreased by $205.1 from $10,887.7 at December 31, 2023 to $10,682.6 at December 31, 2024 (principally comprised of the asset for incurred claims for reinsurance contracts held of  $10,666.8), primarily reflecting decreases at Allied World (principally relating to timing of settlement of claims) and Odyssey Group (principally relating to targeted decreases in U.S. crop insurance) and the impact of the U.S. dollar strengthening relative to the company’s reinsurance contract assets held denominated in other currencies.

The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and including the unearned portion of premiums ceded to reinsurers) at December 31, 2024, which represented 51.5% (December 31, 2023 – 53.7%) of reinsurance contract assets held from reinsurers, undiscounted.
Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Reinsurance Contract Assets Held, undiscounted(2)	Net unsecured Reinsurance Contract Assets Held, undiscounted(3)
Munich Re	Munich Reinsurance Company	A+	1,677.0	1,481.1
Swiss Re	Swiss Reinsurance America Corporation	A+	1,247.5	1,229.8
Everest	Everest Reinsurance (Bermuda), Ltd	A+	845.5	748.7
Berkshire Hathaway	General Reinsurance Corporation	A++	696.7	695.7
Talanx	Hannover Rück SE	A+	674.8	668.5
Sompo Holdings	Endurance Assurance Corporation	A+	639.0	629.1
RenaissanceRe	RenaissanceRe Europe AG	A+	589.2	577.8
MS&AD	MS First Capital Insurance Limited	A	470.7	456.0
CVC Capital	Lloyd’s Syndicate 3500	A+	453.0	250.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	416.4	416.4
Top 10 reinsurance groups			7,709.8	7,153.8
Other reinsurers			7,261.3	6,808.1
Reinsurance contract assets held, undiscounted			14,971.1	13,961.9
Provision for uncollectible reinsurance			(201.3)	(201.3)
Reinsurance contract assets held, undiscounted			14,769.8	13,760.6

(1)
Financial strength rating of principal reinsurer.

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2024 as follows:
December 31, 2024
As presented above	14,769.8
Effects of discounting	(1,753.4)
Risk adjustment for non-financial risk	1,097.9
Premiums payable to reinsurers and other	(3,431.7)
Reinsurance contract assets held	10,682.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2024 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.
A.M. Best rating (or S&P equivalent)	Reinsurance Contract Assets Held, undiscounted	Balance for which security is held	Net unsecured Reinsurance Contract Assets Held, undiscounted
A++	951.8	5.5	946.3
A+	8,193.4	379.2	7,814.2
A	3,475.4	171.5	3,303.9
A-	587.1	43.8	543.3
B++	172.9	1.5	171.4
B+	52.5	–	52.5
B or lower	113.9	–	113.9
Not rated	907.9	407.7	500.2
Pools and associations	516.2	–	516.2
	14,971.1	1,009.2	13,961.9
Provision for uncollectible reinsurance	(201.3)		(201.3)
Reinsurance contract assets held, undiscounted	14,769.8		13,760.6
To support reinsurance contract assets held, undiscounted the company had the benefit of letters of credit or trust funds totaling $1,009.2 at December 31, 2024. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.
Substantially all of the provision for uncollectible reinsurance of  $201.3 at December 31, 2024 related to net unsecured reinsurance contract assets held, undiscounted of  $838.0 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).
Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2024. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2024.
The consolidated net reinsurance result was a net cost of  $1,744.5 (2023 – $1,033.7), comprised of  (i) cost of reinsurance of  $6,197.7 (2023 – $4,977.4) that consists of premiums ceded to reinsurers of  $7,562.0 (2023 – $6,322.3), partially offset by commission income on ceded premiums of  $1,364.3 (2023 – $1,344.9), less (ii) recoveries of insurance service expenses of  $4,453.2 (2023 – $3,943.7) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $470.5 (2023 – $812.5).
Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	(46.9)	(1,744.5)

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	(17.2)	(1,033.7)
Premiums ceded to reinsurers increased to $7,562.0 in 2024 from $6,322.3 in 2023 principally reflecting the consolidation of Gulf Insurance on December 26, 2023. Excluding Gulf Insurance, premiums ceded to reinsurers decreased by $126.6 primarily reflecting decreases in U.S. crop insurance at Odyssey Group and increased retention at Brit and Singapore Re, partially offset by higher business volumes at Allied World and Crum & Forster.
Commission income on ceded premiums increased marginally to $1,364.3 in 2024 from $1,344.9 in 2023, primarily reflecting increased business volumes and higher average commission rates at Crum & Forster and the consolidation of Gulf Insurance’s commission income in 2024, partially offset by a decrease at Singapore Re commensurate with its decrease in premiums ceded and lower commission income on a quota share agreement at La Meridional.
Recoveries of insurance service expenses increased to $4,453.2 in 2024 from $3,943.7 in 2023 principally reflecting the consolidation of Gulf Insurance on December 26, 2023. Excluding Gulf Insurance, recoveries of insurance service expenses decreased by $579.9 primarily at Odyssey Group (lower U.S. crop losses ceded to reinsurers), Fairfax Latam (decreased claims on fronting arrangements) and Allied World (improved current period ceded loss experience), partially offset by a lower benefit from discounting losses on claims due to lower average discount rates in 2024 resulting in increased ceded losses on claims.
The use of reinsurance in 2024 decreased cash provided by operating activities by approximately $1,245.5 (2023 – $1,237.2) primarily reflecting the timing of premiums paid to reinsurers in 2024 and 2023 which was earlier than the collection of reinsurance on claims paid.
Investments
Hamblin Watsa Investment Counsel Ltd.
Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.
Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance
Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.
Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
↕
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20
2024	8,698.1	38,547.0	2,385.2	16,930.3	805.6	67,366.2	3,108.95

(1)
IFRS basis since 2010.

(2)
Includes the company’s investment in other funds with a carrying value of  $389.9 at December 31, 2024 (December 31, 2023 – $305.7, December 31, 2022 – $202.8, December 31, 2021 – $195.5, December 31, 2020 – $195.4, December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.

(6)
Increases primarily related to Allied World’s investment portfolio of  $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(8)
Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of  $3,256.8 and $316.9 respectively.

(9)
Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.

(10)
Restated for the adoption of IFRS 17 on January 1, 2023.

(11)
Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of  $2,372.6.

Investments per share increased by $293.75 to $3,108.95 at December 31, 2024 from $2,815.20 at December 31, 2023 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (principally pursuant to its normal course issuer bids). The company’s common shares effectively outstanding decreased to 21,668,466 at December 31, 2024 from 23,003,248 at December 31, 2023. Since 1985, investments per share has compounded at a rate of 18.1% per year, including the impact of acquisitions.

Interest and Dividends
The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.
		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73
2024	66,062.5	2,511.9	3.80	103.95	1,846.2	2.79	76.40

(1)
IFRS basis since 2010 and all amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(8)
Restated for the adoption of IFRS 17 on January 1, 2023.

Interest and dividends increased to $2,511.9 in 2024 from $1,896.2 in 2023, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields throughout 2023 and the first half of 2024, net purchases of Canadian government bonds and U.S. treasury bonds during 2023, net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024, and a dividend received of  $112.3 from the company’s holdings of Digit compulsory convertible preferred shares.
The company’s pre-tax interest and dividends yield of 3.80% in 2024 increased from 3.15% in 2023 and the company’s after-tax interest and dividends yield of 2.79% in 2024 increased from 2.32% in 2023, with the year-over-year increases principally reflecting the factors described in the preceding paragraph.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends by reporting segment and category in 2024 and 2023 were comprised as shown in the following tables:
Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	46.1	154.4	97.0	297.5	21.0	3.8	37.5	359.8
Bonds	511.9	1,181.2	237.2	1,930.3	102.9	14.0	8.1	2,055.3
Derivatives and other invested assets	(6.6)	(7.8)	1.1	(13.3)	1.2	2.0	(58.4)	(68.5)
	551.4	1,327.8	335.3	2,214.5	125.1	19.8	(12.8)	2,346.6
Dividends	33.3	60.2	142.0	235.5	12.9	13.5	1.0	262.9
Investment expenses	(71.8)	(128.6)	(25.0)	(225.4)	(11.6)	(42.4)	181.8	(97.6)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	170.0	2,511.9
Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	46.8	124.5	62.6	233.9	15.0	7.9	22.6	279.4
Bonds	432.1	970.9	114.4	1,517.4	92.4	8.6	6.5	1,624.9
Derivatives and other invested assets	(2.1)	(7.4)	2.4	(7.1)	0.2	1.0	(57.3)	(63.2)
	476.8	1,088.0	179.4	1,744.2	107.6	17.5	(28.2)	1,841.1
Dividends	30.4	58.4	16.9	105.7	10.8	16.5	0.8	133.8
Investment expenses	(63.9)	(115.3)	(16.0)	(195.2)	(15.4)	(110.1)	242.0	(78.7)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	214.6	1,896.2
Share of Profit (Loss) of Associates
Share of profit of associates of  $956.3 in 2024 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of  $515.0 compared to $437.7 in 2023), Poseidon (share of profit of  $212.6 compared to $149.6 in 2023), Quess (share of profit of  $10.4 compared to share of loss of  $47.0 in 2023 which included a non-cash impairment charge of  $52.8) and Peak Achievement (share of profit of  $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of  $0.6 in 2023).
Share of profit of associates by reporting segment and category in 2024 and 2023 were comprised as shown in the following tables:

Year ended December 31, 2024
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Digit	–	–	59.7	59.7	–	–	–	59.7
Other	1.1	1.1	6.3	8.5	–	–	(10.5)	(2.0)
	1.1	1.1	66.0	68.2	–	–	(10.5)	57.7
Non-insurance:
India	2.6	0.1	0.1	2.8	–	39.2	10.4	52.4
Real estate	2.6	(10.8)	0.2	(8.0)	(1.8)	0.1	–	(9.7)
Other
Eurobank	52.2	259.9	53.5	365.6	63.3	–	86.1	515.0
Poseidon (formerly Atlas)	33.4	145.2	16.3	194.9	8.2	–	9.5	212.6
EXCO	11.2	17.5	4.8	33.5	2.2	–	3.9	39.6
Other(1)(2)	40.0	37.3	10.8	88.1	4.3	(1.1)	(2.6)	88.7
	136.8	459.9	85.4	682.1	78.0	(1.1)	96.9	855.9
	142.0	449.2	85.7	676.9	76.2	38.2	107.3	898.6
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	956.3
Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(3)	–	–	–	–	–	–	42.6	42.6
Digit	–	–	43.2	43.2	–	–	–	43.2
Other	0.7	1.9	7.2	9.8	0.3	–	(15.2)	(5.1)
	0.7	1.9	50.4	53.0	0.3	–	27.4	80.7
Non-insurance:
India
IIFL Finance(4)	–	–	–	–	–	45.1	–	45.1
Other	2.2	0.5	0.1	2.8	–	106.1	(47.1)	61.8
	2.2	0.5	0.1	2.8	–	151.2	(47.1)	106.9
Real estate	(4.7)	1.1	–	(3.6)	(4.0)	0.2	–	(7.4)
Other
Eurobank	46.9	241.2	48.2	336.3	57.2	–	44.2	437.7
Poseidon (formerly Atlas)	20.7	101.8	11.9	134.4	5.7	–	9.5	149.6
EXCO	47.0	56.8	15.5	119.3	7.1	–	2.7	129.1
Other	52.3	65.9	1.2	119.4	9.9	0.8	(4.5)	125.6
	166.9	465.7	76.8	709.4	79.9	0.8	51.9	842.0
	164.4	467.3	76.9	708.6	75.9	152.2	4.8	941.5
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	1,022.2
See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024 for details of transactions described below:
(1)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of  $343.7.

(2)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0% and commenced consolidating Peak Achievement.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)
On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance.

(4)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1%. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, and commenced classifying it at FVTPL.

Net Gains (Losses) on Investments
Net gains on investments of  $1,067.2 in 2024 (2023 – $1,949.5) was comprised as shown in the following table:
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	507.0	(210.2)	296.8	43.9	420.5	464.4
Bonds and preferred stocks – convertible	18.2	(3.6)	14.6	(0.2)	77.3	77.1
Other equity derivatives(1)(2)	375.3	564.0	939.3	144.0	213.2	357.2
Disposition of non-insurance associates(3)(4)(5)	575.5	–	575.5	322.0	–	322.0
Other	32.8	–	32.8	(3.1)	–	(3.1)
Long equity exposures and financial effects	1,508.8	350.2	1,859.0	506.6	711.0	1,217.6
Bonds	(16.5)	(590.8)	(607.3)	(587.6)	1,141.9	554.3
U.S. treasury bond forward contracts	(90.0)	(34.0)	(124.0)	172.3	(12.5)	159.8
Total bonds	(106.5)	(624.8)	(731.3)	(415.3)	1,129.4	714.1
Foreign currency(6)	166.6	(191.8)	(25.2)	(222.5)	103.7	(118.8)
Other	(17.9)	(17.4)	(35.3)	1.6	135.0	136.6
Net gains (losses) on investments	1,551.0	(483.8)	1,067.2	(129.6)	2,079.1	1,949.5
Net gains (losses) on bonds is comprised as follows:
Government bonds	24.8	(572.2)	(547.4)	(488.7)	932.2	443.5
U.S. states and municipalities	–	(6.0)	(6.0)	1.3	25.7	27.0
Corporate and other	(41.3)	(12.6)	(53.9)	(100.2)	184.0	83.8
	(16.5)	(590.8)	(607.3)	(587.6)	1,141.9	554.3
See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2024 for details of transactions described below:
(1)
Other equity derivatives include long equity total return swaps, equity warrants and options, and during 2023 the AVLNs entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2024 included $515.8 in unrealized gains (2023 – $320.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of  $1,032.7 at December 31, 2024 (December 31, 2023 – $516.9) recorded in holding company cash and investments.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2024 included $517.7 in realized gains (2023 – $304.2) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since the previous reset date of  $295.3 and the cash-settlement of  $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.

(3)
On November 1, 2024 the company sold its investment in Stelco for total consideration of  $638.1 and recorded a net realized gain of $343.7.

(4)
On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of  $203.4.

(5)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings.

(6)
Foreign currency net losses during 2024 were primarily related to foreign currency net losses on investing activities, partially offset by foreign currency net gains on underwriting activities. Foreign currency net losses on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments. Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments.

Long equity exposures and financial effects:   Long equity exposures and financial effects exclude the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2024 the company’s long equity exposures produced net gains of  $1,859.0, primarily comprised of net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a net realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8), and a realized remeasurement gain on consolidation of Peak Achievement which was previously equity accounted ($203.4).
The net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares included a realized gain of  $222.4 related to the company closing out derivative contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of  $68.5 (Cdn$88.9). At December 31, 2024 the company continued to hold long equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of  $664.0 (Cdn$846.1) or $377.19 (Cdn$480.62) per share.
Net gains on long equity exposures of  $1,217.6 in 2023 were primarily comprised of net gains on common stocks ($464.4), long equity total return swaps ($349.1, which included net gains of  $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of  $204.2 on reclassification of the company’s residual investment to FVTPL), AVLNs entered with RiverStone Barbados ($78.0) and realized gains on the disposition of the company’s equity accounted investment in Resolute ($44.2).
Bonds:   Net losses on bonds in 2024 of  $731.3 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds), principally reflecting net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.
Net gains on bonds in 2023 of  $714.1 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to Canadian and other corporate bonds) and Greek government bonds ($80.0).
The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 – notional amount of  $292.8). During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of  $1,330.2 (December 31, 2023 – nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2024 of  $1,900.0 (December 31, 2023 – $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023.
Foreign currency:   Foreign currency net losses in 2024 of  $25.2 primarily reflected foreign currency net losses on investing activities of  $350.4 (primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments), partially offset by net gains on foreign currency contracts of  $234.1 and foreign currency net gains on underwriting activities of  $91.1.
Foreign currency net losses in 2023 of  $118.8 primarily reflected foreign currency net losses on underwriting activities of  $170.2 and net losses on foreign currency contracts of  $60.0, partially offset by foreign currency net gains on investing activities of  $111.4 (primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound sterling relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound sterling denominated investments).
Other:   Other net losses in 2024 of  $35.3 principally reflected unrealized losses of  $154.3 on the company’s holdings of Digit compulsory convertible preferred shares (which was partially offset by dividends received of $112.3 and recorded within interest and dividends in the consolidated statement of earnings), partially offset by net gains on other preferred share investments and other funds that are invested principally in fixed income securities.
Other net gains in 2023 of  $136.6 principally reflected increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total Return on the Investment Portfolio
The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years commencing in 2010 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.
Year(1)	Average investments at carrying value(2)	Interest and dividends	Net gains (losses) on investments(3)	Share of profit (loss) of associates	Total return on average investments
						(%)
1986	46.3	3.4	0.7	–	3.9	8.4
↕
2015	27,604.4	512.2	(341.3)	172.9	343.8	1.2
2016	28,723.4	555.2	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	2,119.7	1,022.2	5,038.1	8.4
2024	66,062.5	2,511.9	976.1	956.3	4,444.3	6.7
Cumulative from inception		19,448.6	17,655.2	4,343.6	42,711.4	7.7(7)

(1)
IFRS basis since 2010.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements. For the years 1986 to 2006, included net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP.

(4)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(5)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023.

(7)
Simple average of the total return on average investments for each of the 39 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $18,713.9 (pre-tax) to total equity since inception, which includes an amount excluded from the table above of  $1,058.7 previously recognized in accumulated other comprehensive income (loss) which was reclassified directly to retained earnings on January 1, 2010 upon the company’s adoption of IFRS. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2024, total return on average investments has averaged 7.7%.
The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.
Bonds
Credit Risk
At December 31, 2024, 79.9% (December 31, 2023 – 79.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.2% (December 31, 2023 – 56.6%) rated AA or better (primarily consisting of government bonds). At December 31, 2024 the fixed income portfolio included the company’s investments in first mortgage loans of  $4,777.8 (December 31, 2023 – $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2024 for a discussion of the company’s exposure to credit risk in its fixed income portfolio.
Interest Rate Risk
Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $1,152.1 and $2,209.6 respectively (2023 – $991.9 and $1,934.7).
The company’s exposure to interest rate risk increased during 2024 through the increase in duration of the fixed income portfolio primarily from investments in longer-dated U.S. treasury bonds and net purchases of other government bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales and maturities of short-dated U.S. treasury bonds.
The company has held forward contracts to sell long-dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at December 31, 2024 (December 31, 2023 – notional amount of  $292.8). During 2024 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount at December 31, 2024 of  $1,330.2 (December 31, 2023 – nil) where the contracts held will provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature. These contracts to buy long-dated U.S. treasury bonds have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2024 of  $1,900.0 (December 31, 2023 – $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023.
Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is mitigated. The net benefit of the effect of increases in discount rates on prior years’ net losses on claims of  $201.4 during 2024 partially offset net losses recorded on the company’s bond portfolio of  $731.3.
The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Common Stocks
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.
During 2024 the company’s equity and equity-related exposure increased, primarily reflecting share of profit of associates, net purchases of common stocks, and an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from the net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), partially offset by the consolidations of Peak Achievement and Meadow Foods (both previously equity accounted) and net unrealized depreciation on common stock positions.
The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.
A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2024 would potentially decrease the company’s net earnings by $798.2 and $1,576.4 (December 31, 2023 – by $781.1 and $1,522.8). The company’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2024 and 2023 are summarized by the issuer’s primary industry in the table below.
	December 31, 2024(1)(2)	December 31, 2023(1)(2)
Financials and investment funds	10,705.2	9,621.2
Commercial and industrial	4,786.1	4,921.1
Consumer products and other	2,470.9	2,430.3
	17,962.2	16,972.6

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2024 of  $389.9 (December 31, 2023 – $305.7).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2024 and 2023 are summarized by the issuer’s country of domicile in the table below.
	December 31, 2024(1)(2)	December 31, 2023(1)(2)
Canada(3)	6,530.9	5,465.7
United States	3,419.7	3,457.6
Greece	2,646.8	2,422.2
India(4)	2,417.6	2,669.2
United Kingdom	400.0	630.6
Egypt	341.3	489.2
Sri Lanka	237.6	131.3
Singapore	215.5	197.9
Thailand	191.5	183.2
Netherlands	142.7	144.4
All other	1,418.6	1,181.3
	17,962.2	16,972.6

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2024 of  $389.9 (December 31, 2023 – $305.7).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects net gains on investments recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, net purchases of common stocks and share of profits from associates, partially offset by the disposition of the company’s equity accounted investment in Stelco.

(4)
Principally held by Fairfax India, in which the company has a 42.7% economic ownership interest and the remaining 57.3% is held by non-controlling interests.

Derivatives and Derivative Counterparties
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2024 was estimated to be $199.0 (December 31, 2023 – $87.1).

Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2024 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.
Float
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss), undiscounted as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).
The following table presents the accumulated float and the benefit of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 10.1% in 2024 to $34,398.1, at no cost.
Year	Underwriting profit(1)	Average float(1)	Benefit of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
2024	1,791.4	34,398.1	(5.2)%	3.3%
Weighted average since inception			(1.4)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.5)%

(1)
IFRS 17 basis for 2022 to 2024; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2024 and 2023 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.4%, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.5%. The company’s long term goal is to increase float at no cost, by achieving combined ratios, undiscounted consistently below 100%, and to invest that float for positive investment returns.
Year-end float for the most recent five years was comprised as follows:
	Property and Casualty Insurance and Reinsurance
Year(1)	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off(2)	Consolidated Float
2020	6,514.2	14,835.5	1,355.3	22,705.0	1,572.8	24,277.8
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1
2024	9,574.1	22,657.2	3,149.0	35,380.3	1,529.7	36,910.0

(1)
IFRS 17 basis for 2022 to 2024; IFRS 4 basis for 2020 to 2021.

(2)
Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2024 the company’s property and casualty insurance and reinsurance float increased by $1,964.4 to $35,380.3, at no cost to the company, primarily reflecting increased float at each of the companies within the Global Insurers and Reinsurers reporting segment and Crum & Forster. The increased float principally resulted from increases in insurance contract liabilities, decreased reinsurance contract assets held, and decreased insurance contract receivables, partially offset by decreased insurance contract payables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on asbestos, pollution and other hazards reserves as discussed in the Life Insurance and Run-off section of this MD&A.
Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:
	December 31, 2024
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	48,553.2	2,904.2	3,625.2	(7,480.4)	47,602.2
Insurance contract payables	324.9	598.1	–	–	923.0
	48,878.1	3,502.3	3,625.2	(7,480.4)	48,525.2
Reinsurance contract assets held	11,187.7	70.8	1,097.9	(1,673.8)	10,682.6
Insurance contract receivables	780.4	–	–	–	780.4
	11,968.1	70.8	1,097.9	(1,673.8)	11,463.0
Float	36,910.0	3,431.5	2,527.3	(5,806.6)	37,062.2
	December 31, 2023
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	46,875.9	3,051.2	3,415.1	(7,170.8)	46,171.4
Insurance contract payables	568.3	638.6	–	–	1,206.9
	47,444.2	3,689.8	3,415.1	(7,170.8)	47,378.3
Reinsurance contract assets held	11,443.0	80.6	1,105.7	(1,741.6)	10,887.7
Insurance contract receivables	926.1	–	–	–	926.1
	12,369.1	80.6	1,105.7	(1,741.6)	11,813.8
Float	35,075.1	3,609.2	2,309.4	(5,429.2)	35,564.5

Financial Condition
Capital Resources and Management
The company’s total capital significantly increased by $2,678.5 to $40,102.9 at December 31, 2024 from $37,424.4 at December 31, 2023, principally reflecting: (i) an increase in common shareholders’ equity of  $1,344.8, primarily reflecting net earnings attributable to shareholders of Fairfax of  $3,874.9, partially offset by purchases of 1,346,953 subordinate voting shares for cancellation for cash consideration of  $1,588.4, other comprehensive loss of  $477.2 relating to unrealized foreign currency translation losses net of hedges, and payments of common and preferred share dividends of  $411.7; and (ii) an increase in total debt of  $2,030.2, principally related to increased borrowings at the non-insurance companies reflecting the acquisition of Sleep Country and the consolidation of Peak Achievement as a result of the additional investment and various issuances and redemptions of Fairfax unsecured senior notes as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024.
The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2024.
A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:
	Net premiums written to statutory surplus
	2024	2023
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.3	1.1
Crum & Forster	1.6	1.7
Zenith National	1.1	1.0
Global Insurers and Reinsurers
Allied World(1)	0.8	0.9
Odyssey Group	0.8	0.8
Brit	1.0	1.0
International Insurers and Reinsurers
Gulf Insurance(2)	1.6	1.4
Fairfax Asia(3)	0.6	0.6
Other	1.0	1.1
U.S. insurance industry	0.8	0.9

(1)
Allied World’s ratios use its U.S. GAAP equity of  $6,011.9 at December 31, 2024 (2023 – $5,670.0).

(2)
Gulf Insurance was consolidated on December 26, 2023.

(3)
Total equity excludes certain holding company investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2024 were as follows:
	A.M. Best	Standard & Poor’s	Moody’s	DBRS	Fitch
Issuer Credit Ratings
Fairfax Financial Holdings Limited	bbb+	BBB+	Baa2	A (low)	BBB
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A	A+	A3	A (high)	–
Crum & Forster Holdings Corp.(1)	A	A+	A3	–	–
Zenith National Insurance Corp.(1)	A	A+	A3	–	–
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A	A+	A2	–	–
Odyssey Group Holdings, Inc.(1)	A+	A+	A2	–	–
Brit Limited(2)	A+	AA-	–	–	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A	A2	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A+	–	–	–
Singapore Reinsurance Corporation Limited	A	–	–	–	–
Wentworth Insurance Company Ltd.	A	–	–	–	–
Polish Re	A-	–	–	–	–
Colonnade Insurance S.A.	A-	–	–	–	–

(1)
Financial strength ratings apply to the operating companies.

(2)
Brit’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.

During 2024, S&P upgraded the issuer credit rating of Fairfax from BBB to BBB+ and the financial strength ratings of each of the operating companies within the North American Insurers reporting segment, Allied World, Odyssey Group and Falcon Insurance from A to A+. Also during 2024, A.M. Best upgraded the financial strength rating of the Society of Lloyd’s from A to A+. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2024 compared to December 31, 2023.
Book Value Per Basic Share
Common shareholders’ equity at December 31, 2024 of  $22,959.8 or $1,059.60 per basic share compared to $21,615.0 or $939.65 per basic share at December 31, 2023, representing an increase per basic share in 2024 of 12.8% (without adjustment for the $15.00 per common share dividend paid in the first quarter of 2024; an increase of 14.5% adjusted to include that dividend).
The increase in book value per basic share was primarily due to continued strong net earnings attributable to shareholders of Fairfax of  $3,874.9, partially offset by purchases of subordinate voting shares for cancellation for cash consideration of  $1,588.4, other comprehensive loss of  $477.2 relating to unrealized foreign currency translation losses net of hedges (primarily as a result of the significant strengthening of the U.S. dollar against many currencies around the world, primarily incurred in the fourth quarter of 2024) and payments of common and preferred share dividends of  $411.7.
During 2024 the number of common shares effectively outstanding decreased by 1,334,782, primarily as a result of purchases of 1,346,953 subordinate voting shares for cancellation, partially offset by net issuances of 12,171 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2024 there were 21,668,466 common shares effectively outstanding.

In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:
Year	Number of subordinate voting shares purchased	Average purchase price per share(1)	Net purchase cost
2020(2)	343,871	$293.42	100.9
2021(3)	2,137,923	$494.92	1,058.1
2022(2)	387,790	$514.71	199.6
2023(2)	364,723	$749.99	273.6
2024(2)	1,346,953	$1,179.24	1,588.4

(1)
The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.

(2)
Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids. In 2024, included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

(3)
Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2024 was $1,480.5 compared to $1,006.0 at December 31, 2023, with $396.6 of that increase related to the company’s investment in publicly traded Eurobank.
	December 31, 2024			December 31, 2023
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	2,923.5	2,374.8	548.7	2,251.6	2,099.5	152.1
Poseidon	2,046.3	1,858.5	187.8	2,046.3	1,706.4	339.9
Quess	396.0	424.7	(28.7)	321.9	430.2	(108.3)
Stelco(2)	–	–	–	491.6	291.6	200.0
All other	2,029.1	1,957.9	71.2	1,714.5	1,694.0	20.5
	7,394.9	6,615.9	779.0	6,825.9	6,221.7	604.2
Non-insurance companies(3):
Fairfax India	910.9	678.6	232.3	875.2	758.3	116.9
Thomas Cook India	687.5	220.3	467.2	489.5	201.1	288.4
Other(4)	180.6	178.6	2.0	164.7	168.2	(3.5)
	1,779.0	1,077.5	701.5	1,529.4	1,127.6	401.8
	9,173.9	7,693.4	1,480.5	8,355.3	7,349.3	1,006.0

(1)
The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)
On November 1, 2024 the company sold its investment in Stelco. The company recognized a pre-tax gain on sale of its holdings of Stelco common shares of  $351.9 (excluding foreign currency translation losses reclassified to net earnings), calculated as the excess of consideration of  $638.1 over the carrying value of the investment in associate prior to sale of  $286.2. For details refer to note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2024.

(3)
The fair values of the company’s investments in market traded non-insurance companies – Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024) – are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2024, less the subsidiary’s non-controlling interests as included in note 16 (Total Equity) to those consolidated financial statements. Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is excluded at December 31, 2024.

(4)
Includes Dexterra Group and Boat Rocker in both periods and also Farmers Edge at December 31, 2023.

Normal course issuer bid
Following the expiry on September 29, 2024 of its then current normal course issuer bid, on September 30, 2024 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2025, to acquire up to 2,271,157 subordinate voting shares, 751,034 Series C preferred shares, 248,035 Series D preferred shares, 544,013 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
On December 31, 2024 the company redeemed all of its 7,515,642 Series C fixed rate cumulative preferred shares and 2,484,358 Series D floating rate cumulative preferred shares with carrying values of  $170.8 and $56.5 for $130.6 (Cdn$187.9) and $43.2 (Cdn$62.1) respectively, or Cdn$25.00 per share, and recognized a gain of  $53.5 in net changes in capitalization in the consolidated statement of changes in equity. Subsequent to December 31, 2024, on February 28, 2025 the company announced it will redeem on March 31, 2025 all of its 5,440,132 Series E fixed rate cumulative preferred shares for Cdn$136.0 (Cdn$25.00 per share), 2,099,046 Series F cumulative floating rate cumulative preferred shares for Cdn$52.5 (Cdn$25.00 per share) and 9,200,000 Series M fixed rate cumulative preferred shares for Cdn$230.0 (Cdn$25.00 per share).
During 2024 the company purchased for cancellation 1,346,953 subordinate voting shares (2023 – 364,723) primarily under its normal course issuer bids at a cost of  $1,588.4 (2023 – $273.6). Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.
The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

Liquidity
The following table presents major components of cash flows for the years ended December 31:
	2024	2023
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	4,509.7	5,459.7
Net purchases of investments classified at FVTPL	(515.8)	(5,499.1)
	3,993.9	(39.4)
Investing activities
Purchases of investments in associates	(630.0)	(882.0)
Sales of investments in associates	682.7	818.6
Distributions and dividends from investments in associates	419.6	246.7
Purchases of subsidiaries, net of cash acquired	(1,421.0)	240.8
Proceeds from sale of insurance subsidiaries, net of cash divested	–	128.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	67.4	–
Net purchases of premises and equipment and intangible assets	(408.8)	(514.1)
Net (purchases) sales of investment property	(33.0)	53.3
	(1,323.1)	92.0
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	2,430.9	393.9
Repayments of borrowings – holding company and insurance and reinsurance companies	(1,209.8)	(29.6)
Net repayments to other revolving credit facilities – insurance and reinsurance companies	–	(10.0)
Net proceeds from borrowings – non-insurance companies	1,380.9	228.6
Repayments of borrowings – non-insurance companies	(665.2)	(163.9)
Net repayments to revolving credit facilities and short term loans – non-insurance companies	(51.2)	(185.4)
Redemptions of preferred shares	(173.8)	–
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(62.6)	(64.7)
Principal payments on lease liabilities – non-insurance companies	(139.8)	(126.5)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(240.4)	(89.6)
Purchases of subordinate voting shares for cancellation	(1,588.4)	(273.6)
Issuances of subsidiary shares to non-controlling interests	1.3	27.7
Purchases of subsidiary shares from non-controlling interests	(539.9)	(340.2)
Sales of subsidiary common shares to non-controlling interests	0.9	65.6
Common and preferred share dividends paid	(411.7)	(294.9)
Dividends paid to non-controlling interests	(294.7)	(204.5)
	(1,563.5)	(1,067.1)
Increase (decrease) in cash and cash equivalents during the year	1,107.3	(1,014.5)
For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.
Operating activities for the years ended December 31, 2024 and 2023
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $4,509.7 in 2024 from $5,459.7 in 2023, principally reflecting higher

FAIRFAX FINANCIAL HOLDINGS LIMITED

net paid losses, higher income taxes paid and a net increase in restricted cash and cash equivalents in 2024 primarily related to restricted cash of  $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia, partially offset by higher net premium collections and higher interest and dividends received. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2024 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the year ended December 31, 2024
Purchases of investments in associates of  $630.0 primarily reflected investments in a limited partnership, an additional investment of  $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures.
Sales of investments in associates of  $682.7 primarily reflected proceeds from the sale of the company’s investment in Stelco of  $559.9 (Cdn$60.00 per Stelco common share).
Distributions and dividends from investments in associates of  $419.6 were primarily from the company’s non-insurance associates and joint ventures, of which $127.9 was the company’s share of dividends from Eurobank.
Purchases of subsidiaries, net of cash acquired, of  $1,421.0 primarily reflected the acquisitions of Sleep Country, Peak Achievement and Meadow Foods.
Investing activities for the year ended December 31, 2023
Sales of investments in associates of  $818.6 primarily reflected proceeds from the sale of the company’s investment in Resolute for cash consideration of  $622.5 ($20.50 per Resolute common share) and a partial sale of IIFL Finance by Fairfax India for cash consideration of  $177.3 (14.7 billion Indian rupees).
Distributions and dividends from investments in associates of  $246.7 were primarily from the company’s non-insurance associates and joint ventures.
Purchases of investments in associates of  $882.0 primarily reflected additional investments in Bangalore Airport by Fairfax India for aggregate cash consideration of  $250.0, increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of  $78.7, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados and purchases of other associates.
Purchases of subsidiaries, net of cash acquired, of  $240.8 primarily reflected the acquisition of Gulf Insurance for cash consideration of  $176.9, net of Gulf Insurance’s unrestricted cash and cash equivalents of  $428.6.
Proceeds from sale of insurance subsidiaries, net of cash divested of  $128.7 primarily reflected Brit’s sale of Ambridge.
Financing activities for the year ended December 31, 2024
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $2,430.9 principally reflected net proceeds from the issuance of  $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the issuance of  $600.0 principal amount of 6.10% unsecured senior notes due 2055, the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033, the issuance of $321.9 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due 2034, and the issuance of  $178.8 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due 2054.
Repayments of borrowings – holding company and insurance and reinsurance companies of  $1,209.8 primarily reflected Allied World’s redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company’s redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024 and of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above, and the annual payment of  $165.0 on the note payable to KIPCO relating to the acquisition of Gulf Insurance.
Proceeds from borrowings – non-insurance companies of  $1,380.9 primarily reflected new non-recourse borrowings of  $317.9 (Cdn$429.2) and $339.0 that formed part of the total purchase consideration paid by newly formed purchasing entities in connection with the acquisitions of Sleep Country and Peak Achievement, respectively, net proceeds from Sleep Country’s issuance of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032 where proceeds received were used to partially repay the borrowings drawn by the purchasing entity in connection to its acquisition, and Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.
Repayments of borrowings – non-insurance companies of  $665.2 primarily reflected partial repayments by Sleep Country and Grivalia Hospitality using proceeds from the borrowings described above.
Purchases of subsidiary shares from non-controlling interests of  $539.9 primarily reflected the purchase of the remaining shares of Brit from its minority shareholder, and the completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of  $126.7.
Dividends paid to non-controlling interests of  $294.7 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.
Financing activities for the year ended December 31, 2023
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $393.9 principally reflected net proceeds from the issuance of  $400.0 principal amount of 6.00% unsecured senior notes due 2033.
Purchases of subsidiary shares from non-controlling interests of  $340.2 primarily reflected purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares under normal course issuer bids by Fairfax India and purchases of Allied World shares from minority shareholders for cash consideration of  $30.6.
Net proceeds from borrowings – non-insurance companies of  $228.6 primarily reflected Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.
Repayments of borrowings – non-insurance companies of  $163.9 primarily reflected Grivalia Hospitality’s repayment of certain loans using the net proceeds from the borrowings described above.
Net repayments to revolving credit facilities and short term loans – non-insurance companies of  $185.4 primarily reflected partial repayments by Recipe and Boat Rocker on their revolving credit facilities.
Dividends paid to non-controlling interests of  $204.5 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.
Holding Company
Holding company cash and investments, net of holding company derivative obligations increased by $753.0 from $1,749.1 at December 31, 2023 to $2,502.1 at December 31, 2024.
Significant cash and investment transactions at the holding company during 2024 included net proceeds of  $2,430.9 from the issuance of unsecured senior notes described above, dividends received from the insurance and reinsurance companies of  $1,955.6 (inclusive of a dividend of  $132.9 in an investment in associate now owned by the holding company and presented outside of holding company cash and investments), net gains of  $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and cash received from Fairfax India for settlement of the performance fee of  $110.2, partially offset by purchases for cancellation of 1,346,953 subordinate voting shares, primarily under the terms of the company’s normal course issuer bids, at a cost of  $1,588.4, a payment of  $596.6 to Allied World related to Allied World becoming the primary co-obligor of the 2055 notes, net disbursements, inclusive of accrued interest, of  $543.9 related to the redemption of unsecured senior notes due August 2024 and March 2025, the payment of common and preferred share dividends of  $411.7, the acquisition of the non-controlling interest in Brit, interest payments on unsecured senior notes, capital contributions to Run-off of  $340.0, the full redemption of the Series C fixed rate and Series D floating rate cumulative preferred shares for $130.6 (Cdn$187.9) and $43.2 (Cdn$62.1) respectively, the annual payment of $165.0 on the note payable to KIPCO related to the acquisition of Gulf Insurance, and completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2024 of  $2,502.1 provides adequate liquidity to meet the holding company’s known commitments in 2025. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.0 billion and expects to continue to receive investment

FAIRFAX FINANCIAL HOLDINGS LIMITED

management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,955.6 of a maximum $3,002.8 available in 2024. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2024, and on January 23, 2025 the holding company received gross proceeds of  $190.8 (€183.5) upon sale of 80.0 million shares or an approximate 2.2% equity interest in Eurobank.
The holding company’s known significant commitments for 2025 consist of payment of a common share dividend of  $343.6 ($15.00 per common share, paid in January 2025), the redemption on March 31, 2025 of its Series E, Series F and Series M cumulative preferred shares for aggregate consideration of Cdn$418.5, the acquisition of an approximate 33% equity interest in Albingia for approximately $216 (€209), an annual payment of  $165.0 on the note payable to KIPCO of  $495.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Insurance and reinsurance companies
During 2024 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $454.9 primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by net purchases of bonds and common stocks, dividends paid to the holding company and acquisitions of non-insurance subsidiaries including Sleep Country, Meadow Foods and Peak Achievement.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2025 of  $272.4, primarily related to Peak Achievement, Boat Rocker and Sporting Life’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.
Co-obligor Supplemental Financial Information
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of the 2055 notes, of which Allied World became the primary co-obligor on July 19, 2024 as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance liable for the 2055 notes. The following tables present summarized financial information for:
•
Allied World, as the primary co-obligor of the 2055 notes; and

•
the holding company, as a co-obligor of the 2055 notes (collectively the “Obligor group”).

Summarized financial information for the Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Obligor group have been excluded from the summarized financial information.
	December 31, 2024		December 31, 2023
	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)	Obligor group(1)	Amounts due from or payable to non-Obligor group subsidiaries(2)
Total investments, net of derivative obligations	15,231.0	152.3	14,054.7	149.4
Total assets	22,286.1	1,739.1	20,738.4	1,250.8
Insurance contract liabilities	12,816.6	93.7	12,603.4	84.9
Total liabilities	22,274.2	266.2	20,426.1	272.6

	Year ended December 31, 2024
	Obligor group(1)	Transactions with non-Obligor group subsidiaries(2)
Insurance revenue	6,744.2	51.7
Insurance service result	1,159.3	(36.0)
Interest and dividends	623.6	136.4
Share of profit of associates	151.0	–
Net earnings	1,468.0	118.0

(1)
Combined financial information of the Obligor group, which excludes: (i) transactions and balances between the Obligor group; (ii) acquisition accounting adjustments recorded by the holding company on acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the Obligor group.

(2)
Comprised of amounts transacted between the Obligor group and subsidiaries of the company that are not part of the Obligor group (“non-Obligor group subsidiaries”). There were no material transactions between the Obligor group and related parties other than with non-Obligor group subsidiaries.

Contractual Obligations
For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2024.
Contingencies and Commitments
For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2024.
Accounting and Disclosure Matters
Management’s Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2024, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2024, the company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2024. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2024, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On October 1, 2024 the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) and commenced consolidating the assets, liabilities and results of operations of Sleep Country in the company’s financial reporting. On November 29, 2024, the company, through its insurance and reinsurance subsidiaries, acquired an additional equity interest in the issued and outstanding common shares of Meadow Foods Limited (“Meadow Foods”) and commenced consolidating the assets and liabilities of Meadow Foods in the company’s financial reporting. On December 20, 2024, the company, through its insurance and reinsurance subsidiaries, acquired all of the issued and outstanding shares of Peak Achievement Athletics Inc. (“Peak Achievement”) that it did not already own and commenced consolidating the assets and liabilities of Peak Achievement in the company’s financial reporting.
Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of each of Sleep Country, Meadow Foods and Peak Achievement, the assets and liabilities, and with respect to Sleep Country only, also the results of operations, of which are included in the consolidated financial statements of the company for the year ended December 31, 2024. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Sleep Country, Meadow Foods and Peak Achievement each represented 3.3%, nil and nil, respectively of the company’s consolidated non-insurance revenue for the year ended December 31, 2024, and each represented 1.5%, 0.8% and 1.1%, respectively of the company’s consolidated assets, and 1.3%, 0.7% and 0.9%, respectively of the company’s consolidated liabilities, as at December 31, 2024. The table that follows presents a summary of financial information for Sleep Country, Meadow Foods and Peak Achievement.
	For the period October 1, 2024 to December 31, 2024	For the period November 29, 2024 to December 31, 2024(1)	For the period December 20, 2024 to December 31, 2024(1)
	Sleep Country	Meadow Foods	Peak Achievement
Non-insurance revenue	217.9	–	–
Net earnings	13.7	–	–

	December 31, 2024
	Sleep Country	Meadow Foods	Peak Achievement
Assets
Portfolio investments	62.0	12.3	50.5
Deferred income tax assets	16.2	–	0.3
Goodwill and intangible assets	915.6	544.1	722.0
Other assets	423.3	201.3	281.6
Total assets	1,417.1	757.7	1,054.4
Liabilities
Accounts payable and accrued liabilities	347.9	137.3	129.9
Deferred income tax liabilities	71.2	87.2	66.9
Borrowings – non-insurance companies	456.6	235.9	431.6
Total liabilities	875.7	460.4	628.4
Total Equity	541.4	297.3	426.0
	1,417.1	757.7	1,054.4

(1)
Meadow Foods and Peak Achievement’s statement of earnings activity as consolidated subsidiaries will be reported within Fairfax’s consolidated statement of earnings commencing in the first quarter of 2025.

Critical Accounting Estimates and Judgments
Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2024.
Material Accounting Policy Changes
For a detailed description of the company’s material accounting policies and changes thereto during 2024, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2024.
Future Accounting Changes
New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2024. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.
Risk Management
Overview
The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 for a detailed discussion of the company’s risk management policies.
Issues and Risks
The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Insurance
Claims Reserves
Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting

FAIRFAX FINANCIAL HOLDINGS LIMITED

period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.
Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.
In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.
The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Catastrophe Exposure
The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, and higher construction costs due to labour and raw material shortages following a significant catastrophe event, could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Cyclical Nature of the Property & Casualty Business
The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.
The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.
In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.
The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Latent Claims
The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.
The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2024.
Recoverable from Reinsurers and Insureds
Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Reinsurance Contract Assets Held section of this MD&A.
The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.
Competition
The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.
Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for

FAIRFAX FINANCIAL HOLDINGS LIMITED

customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Emerging Claim and Coverage Issues
The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.
The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.
Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.
Cost of Reinsurance and Adequate Protection
The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.
The rates charged by reinsurers and the availability of reinsurance to the company’s insurance and reinsurance subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the threat of sustained high inflation and its impact on claim costs and the effects of social inflation in the United States. The retrocession market continues to experience significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.
Reliance on Distribution Channels
The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.
The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.
Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.
Guaranty Funds and Shared Markets
Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.
Investments
Investment Portfolio
Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.
The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.
The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many

FAIRFAX FINANCIAL HOLDINGS LIMITED

factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.
Inflation rates in jurisdictions in which the company operates or invests have increased significantly in recent years, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions, tariffs and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at elevated levels despite recent easing. Inflation and the corresponding rise in interest rates in recent years have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.
In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Derivative Instruments
The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.
The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.
The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Economic Hedging Strategies
The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2024.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.
The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
Capital
Ratings
Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.
Holding Company Liquidity
Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten. The reserves of one of the company’s insurance or reinsurance companies are not available to be applied against the risks underwritten by other such companies. The financial condition and results of operations of each of the insurance and reinsurance companies the company controls are included in the consolidated financial statements and, generally, losses incurred by any of these companies directly impact our consolidated results. Although a severe loss incurred by one insurance or reinsurance company should not have any adverse effect on any of the other insurance or reinsurance companies, such loss, even though not material to the company’s consolidated financial condition, could have an adverse effect because it could affect adversely how the other insurance and reinsurance companies are treated by others, including rating agencies and insurance regulators.
In the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to the company as a shareholder or otherwise, or may be restricted from doing so by insurance regulatory authorities, receiver, administrator or supervising court, as applicable. In the event of a default by a subsidiary under a credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to the company that could be used to make payments on the company’s outstanding debt.
Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.
Access to Capital
The company is required to maintain specified levels of capital to satisfy regulatory requirements, maintain credit ratings and meet conditions in various commercial and financing agreements. These requirements and the methods for calculating capital may change as regulators or rating agencies revise their models. The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.
The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2024. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. Moreover, the revolving credit facility could limit the company’s ability to incur additional indebtedness in the future. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024 and in the Liquidity section of this MD&A.
Technology
Technology Infrastructure
The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.
Systemic Cyber-Attacks
The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.
Cyber-attacks, including those perpetrated through the use of artificial intelligence, could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.
The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.
Technological Changes
Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.
Other
Acquisitions, Divestitures and Strategic Initiatives
The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could

FAIRFAX FINANCIAL HOLDINGS LIMITED

have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.
The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2024.
Key Employees
The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.
Regulatory, Political and other Influences
The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.
In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.
The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2024 and in the “Capital Resources and Management” section of this MD&A.
Economic Sanctions and Foreign Corrupt Practices
The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.
Information Requests or Proceedings by Government Authorities
From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.
Regional or Geographical Limitations and Risks
The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, trade protectionism measures, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.
The company’s operations and financial performance may be impacted by changes in tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments. The announced imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company is currently assessing the direct and indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on loss costs, particularly for raw materials in the auto and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.
Lawsuits and Regulatory Proceedings
The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices,

FAIRFAX FINANCIAL HOLDINGS LIMITED

disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.
The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2024.
Significant Shareholder
The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.3% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.
Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Foreign Exchange
The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2024.
IFRS 17 Insurance Contracts
IFRS 17 as issued by the IASB was retrospectively adopted by the company on January 1, 2023 with restated comparative periods presented in the financial statements. IFRS 17 replaced IFRS 4 Insurance Contracts and introduced considerable change and additional complexity to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. The complex measurement requirements of IFRS 17 increased the potential volatility in the company’s consolidated statement of earnings and financial position, which affects financial reporting risk.
Goodwill, Indefinite-lived Intangible Assets and Investments in Associates
The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).
Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2024.
Taxation
Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.
The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.
There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax to be applied on a jurisdiction-by-jurisdiction basis. On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.
Canada enacted legislation implementing the primary charging rule of the global minimum tax and a domestic minimum tax on June 20, 2024, effective for the company for taxation years beginning on or after January 1, 2024, and announced draft legislation on August 12, 2024 to implement an undertaxed profits rule (a minimum effective tax rate of 15% on profits wherever multinational corporations do business), which, if enacted as currently proposed, will generally be effective for the company for taxation years beginning on or after January 1, 2025. Certain other jurisdictions in which the company operates have enacted or substantively enacted Pillar Two legislation, certain aspects of which will generally be effective for the company for taxation years beginning on January 1, 2024. A number of jurisdictions are implementing, or considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the global Pillar Two tax initiative. In December 2023, Bermuda introduced a domestic corporate income tax of 15%, effective January 1, 2025. This is generally expected to result in an increase in the company’s liability for taxes in Bermuda and to reduce any Pillar Two top-up taxes payable by the company in respect of Bermuda. The company will continue to monitor future developments with respect to the BEPS proposals.
The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2024.
Conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide
Supply chain disruptions and volatility in commodity prices persist in many regions of the world, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflicts in Ukraine and Israel and other geopolitical events worldwide. In response, central banks around the world had aggressively raised interest rates in an effort to ease rising inflation. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. Given the ongoing and dynamic nature of the circumstances surrounding the conflicts in Ukraine and Israel, and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other
Quarterly Data (unaudited)
Years ended December 31
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2024
Income(1)	9,860.0	10,108.6	11,917.4	10,396.3	42,282.3
Net earnings	769.7	1,055.8	1,119.5	1,317.9	4,262.9
Net earnings attributable to shareholders of Fairfax	776.5	915.4	1,030.8	1,152.2	3,874.9
Net earnings per share	$33.26	$40.18	$46.04	$54.46	$173.41
Net earnings per diluted share	$30.82	$37.18	$42.62	$50.42	$160.56
2023
Income(1)	9,325.6	8,605.5	9,703.6	10,782.5	38,417.2
Net earnings	1,404.0	829.1	1,187.0	1,674.8	5,094.9
Net earnings attributable to shareholders of Fairfax	1,250.0	734.4	1,068.9	1,328.5	4,381.8
Net earnings per share	$53.17	$31.10	$45.62	$57.02	$186.87
Net earnings per diluted share	$49.38	$28.80	$42.26	$52.87	$173.24

(1)
Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

Income of  $9,860.0 in the first quarter of 2024 increased compared to $9,325.6 in the first quarter of 2023, principally as a result of increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $1,151.0 to the International Insurers and Reinsurers reporting segment, increased business volume, continued rate increases across many lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments and higher interest and dividends, partially offset by net losses on investments (compared to net gains on investments in the first quarter of 2023) and decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax decreased to $776.5 (net earnings of  $33.26 and $30.82 per basic and diluted share respectively) in the first quarter of 2024 from $1,250.0 (net earnings of  $53.17 and $49.38 per basic and diluted share respectively) in the first quarter of 2023, primarily reflected net losses on investments (compared to net gains on investments in the first quarter of 2023) and decreased share of profit of associates, partially offset by increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends).
Income of  $10,108.6 in the second quarter of 2024 increased from $8,605.5 in the second quarter of 2023, principally as a result of increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $674.9 to the International Insurers and Reinsurers reporting segment and increased premium volume from modest rate increases in the North American Insurers and Global Insurers and Reinsurers reporting segments and strong customer retention at each of the company’s property and casualty insurance and reinsurance companies, net gains on investments (compared to net losses of investments in the second quarter of 2023) and higher interest and dividends, partially offset by decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $915.4 (net earnings of  $40.18 and $37.18 per basic and diluted share respectively) in the second quarter of 2024 compared to net earnings attributable to shareholders of Fairfax from $734.4 (net earnings of  $31.10 and $28.80 per basic and diluted share) in the second quarter of 2023, principally reflected net gains on investments (compared to net losses on investments in the second quarter of 2023), decreased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of modest increases in discount rates in the second quarter of 2024 and higher interest and dividends, partially offset by the gain on sale of Ambridge by Brit in the second quarter of 2023, higher provision for income taxes and decreased insurance service result at the property and casualty insurance and reinsurance operations.
Income of  $11,917.4 in the third quarter of 2024 increased from $9,703.6 in the third quarter of 2023, principally as a result of increased net gains on investments, increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $811.7 to the International Insurers and Reinsurers reporting segment and increased premium volume from modest rate increases in the North American Insurers reporting segment and higher interest and dividends, partially offset by decreased non-insurance revenue. Net earnings attributable to shareholders of Fairfax modestly decreased to $1,030.8 (net earnings of  $46.04 and $42.62 per basic and diluted share respectively) in the third quarter of 2024 compared to net earnings attributable to shareholders of Fairfax from $1,068.9 (net earnings of  $45.62 and $42.26 per basic and diluted share respectively) in the third quarter of 2023, principally reflected increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of decreases in discount rates in the third quarter of 2024 and decreased operating income at the non-insurance companies, partially offset by higher net gains on investments and operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends).
Income of  $10,396.3 in the fourth quarter of 2024 decreased from $10,782.5 in the fourth quarter of 2023, principally as a result of net losses of investments (compared to net gains on investments in the fourth quarter of 2023), partially offset by increased insurance revenue, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $622.2 to the International Insurers and Reinsurers reporting segment and increased business volume at Allied World, increased non-insurance revenue, primarily reflecting the consolidation of Sleep Country on October 1, 2024, higher share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax decreased to $1,152.2 (net earnings of  $54.46 and $50.42 per basic and diluted share respectively) in the fourth quarter of 2024 from $1,328.5 (net earnings of  $57.02 and $52.87 per basic and diluted share respectively) in the fourth quarter of 2023, principally reflected net losses on investments (compared to net gains on investments in the fourth quarter of 2023), higher provision for income taxes and the gain on consolidation of Gulf Insurance in the fourth quarter of 2023, partially offset by net finance income from insurance contracts and reinsurance contract assets held compared to net finance expense as a result of the effect of increases in discount rates in the fourth quarter of 2024 and increased operating income at both the property and casualty insurance and reinsurance operations and the non-insurance companies.
Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in the interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
Stock Prices and Share Information
At March 6, 2025, Fairfax had 20,801,178 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 21,549,948 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2024 and 2023.
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2024
High	1,563.49	1,583.70	1,711.40	2,071.49
Low	1,206.30	1,448.01	1,425.00	1,656.15
Close	1,460.10	1,556.33	1,707.67	2,000.00
2023
High	956.00	1,021.49	1,160.31	1,271.05
Low	794.26	870.31	939.05	1,070.00
Close	898.83	992.29	1,108.77	1,222.51

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.
The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics, an Anti-Corruption Policy and a Modern Slavery Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.
Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.
	2024	2023
Insurance revenue	31,064.1	26,934.8
Cost of reinsurance	(6,197.7)	(4,977.4)
Net insurance revenue	24,866.4	21,957.4
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2024. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market Risk”) to the consolidated financial statements for the year ended December 31, 2024.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2024, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2024, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.
Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.
Adjusted operating income (loss) – Calculated as the sum of property and casualty insurance and reinsurance companies underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	8,779.9	8,137.2	15,684.7	15,600.3	6,825.5	3,453.8	31,290.1	27,191.3
Cost of reinsurance(1)	(1,297.9)	(1,296.8)	(2,706.2)	(2,916.7)	(2,592.4)	(1,165.4)	(6,596.5)	(5,378.9)
Net insurance revenue	7,482.0	6,840.4	12,978.5	12,683.6	4,233.1	2,288.4	24,693.6	21,812.4
Adjust for: net ceding commissions on reinsurance assumed and other	(409.5)	(338.0)	737.1	851.3	(450.4)	(74.5)	(122.8)	438.8
Net premiums earned	7,072.5	6,502.4	13,715.6	13,534.9	3,782.7	2,213.9	24,570.8	22,251.2
Total underwriting expenses, net:
Losses on claims – accident year	4,464.3	4,230.2	8,887.4	8,757.4	2,493.6	1,394.0	15,845.3	14,381.6
Net favourable reserve development	(101.0)	(127.2)	(257.4)	(81.6)	(235.2)	(100.8)	(593.6)	(309.6)
Losses on claims – calendar year	4,363.3	4,103.0	8,630.0	8,675.8	2,258.4	1,293.2	15,251.7	14,072.0
Commissions	1,093.5	1,008.5	2,339.2	2,337.7	600.3	359.4	4,033.0	3,705.6
Other underwriting expenses	1,168.6	1,078.2	1,505.8	1,402.8	820.3	470.4	3,494.7	2,951.4
Total underwriting expenses, net	6,625.4	6,189.7	12,475.0	12,416.3	3,679.0	2,123.0	22,779.4	20,729.0
Underwriting profit	447.1	312.7	1,240.6	1,118.6	103.7	90.9	1,791.4	1,522.2
Combined ratio, undiscounted	93.7%	95.2%	91.0%	91.7%	97.3%	95.9%	92.7%	93.2%

(1)
As presented in the Net Earnings by Reporting Segment section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual (benefit) cost of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).
Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024).
	December 31, 2024			December 31, 2023
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	7,394.9	6,615.9	779.0	6,825.9	6,221.7	604.2
Non-insurance companies	1,779.0	1,077.5	701.5	1,529.4	1,127.6	401.8
	9,173.9	7,693.4	1,480.5	8,355.3	7,349.3	1,006.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2024 and December 31, 2023, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.
	December 31, 2024		December 31, 2023
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	8,144.8	7,153.3	7,553.2	6,607.6
Less:
Insurance and reinsurance investments in associates(1)	745.9	532.8	711.2	368.7
Associates held by consolidated non-insurance companies(2)	4.0	4.6	16.1	17.2
Non-insurance associates included in the performance measure	7,394.9	6,615.9	6,825.9	6,221.7

(1)
As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2024.

(2)
Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2024 and December 31, 2023, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

	December 31, 2024			December 31, 2023
	Market traded non-insurance companies	All other non-insurance companies(1)	Total non- insurance companies(2)	Market traded non-insurance companies(3)	All other non-insurance companies(1)	Total non- insurance companies(2)
Portfolio investments	2,180.1	111.8	2,291.9	2,445.1	51.4	2,496.5
Deferred income tax assets	36.3	52.3	88.6	29.2	24.9	54.1
Goodwill and intangible assets	582.7	3,599.0	4,181.7	585.8	1,535.8	2,121.6
Other assets(4)	1,190.9	4,014.3	5,205.2	1,271.2	3,106.2	4,377.4
Total assets	3,990.0	7,777.4	11,767.4	4,331.3	4,718.3	9,049.6
Accounts payable and accrued liabilities(3)	839.6	2,402.0	3,241.6	1,026.8	1,758.7	2,785.5
Derivative obligations	0.1	82.6	82.7	–	61.0	61.0
Deferred income tax liabilities	68.9	445.4	514.3	38.8	235.4	274.2
Borrowings – non-insurance companies	676.3	2,212.6	2,888.9	721.6	1,170.2	1,891.8
Total liabilities	1,584.9	5,142.6	6,727.5	1,787.2	3,225.3	5,012.5
Shareholders’ equity attributable to shareholders of Fairfax(5)	1,077.5	2,421.4	3,498.9	1,127.6	1,274.9	2,402.5
Non-controlling interests	1,327.6	213.4	1,541.0	1,416.5	218.1	1,634.6
Total equity	2,405.1	2,634.8	5,039.9	2,544.1	1,493.0	4,037.1
Total liabilities and equity	3,990.0	7,777.4	11,767.4	4,331.3	4,718.3	9,049.6

(1)
Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.

(2)
Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2024.

(3)
Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is only included at December 31, 2023.

(4)
Other assets include due from affiliates, and accounts payable and accrued liabilities include due to affiliates.

(5)
Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.
	2024	2023
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,286.2	5,002.9
All other reporting segments	(776.5)	456.8
Net purchases of investments classified at FVTPL	(515.8)	(5,499.1)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	3,993.9	(39.4)
Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Appendix to Chairman’s Letter to Shareholders
The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Fairfax Worldwide Insurance Operations as at December 31, 2024
This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2024. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.
Gross Premiums Written per Share
This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, which are presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2024, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.
Compound Growth in Book Value per Share
This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this Annual Report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.
Average Total Return on Investments
This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this Annual Report, under the heading “Total Return on the Investment Portfolio”.
Yield on Fixed Income Portfolio
This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.
	2024	2023
Interest income:(1)
Cash and short term investments	359.8	279.4
Bonds	2,055.3	1,624.9
Total	2,415.1	1,904.3
Fixed income portfolio:(2)
Cash and cash equivalents	7,512.6	5,763.7
Short term investments	1,010.0	2,329.1
Bonds	38,235.5	37,441.0
Total	46,758.1	45,533.8
Yield on Fixed Income Portfolio	5.2%	4.6%

(1)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024.

(2)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2024, which includes the balances of Gulf Insurance. The yield for 2023 of 4.6% was calculated excluding Gulf Insurance’s cash and cash equivalents, short term investments and bonds at December 31, 2023 of $459.9, $376.0 and $1,136.3, respectively, as Gulf Insurance was consolidated on December 26, 2023.

Unconsolidated Balance Sheet
The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2024. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2024. All figures are rounded to US$ billions, and may not add due to rounding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2024
	As presented in the unconsolidated balance sheet	Reclassifications	Consolidation of subsidiaries	As presented in the consolidated balance sheet
	(US$ billions)
Assets
Northbridge	2.1	—	(2.1)	—
Crum & Forster	2.8	—	(2.8)	—
Zenith National	1.0	—	(1.0)	—
Odyssey Group	5.5	—	(5.5)	—
Brit	2.6	—	(2.6)	—
Allied World	4.9	—	(4.9)	—
International Insurers and Reinsurers	5.8	—	(5.8)	—
Life insurance and Run-off	0.4	—	(0.4)	—
Insurance and reinsurance operations	25.1	—	(25.1)	—
Recipe	0.7	—	(0.7)	—
Fairfax India	0.7	—	(0.7)	—
Sleep Country	0.5	—	(0.5)	—
Grivalia Hospitality	0.5	—	(0.5)	—
Peak Achievement	0.4	—	(0.4)	—
Meadow Foods	0.3	—	(0.3)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.2	—	(0.2)	—
Non-insurance operations	3.5	—	(3.5)	—
Total consolidated operations	28.6	—	(28.6)	—
Holding company cash and investments	2.5	—	—	2.5
Insurance contract receivables	—	—	0.8	0.8
Investments in associates	1.2	(1.2)	—	—
Portfolio investments	—	1.2	64.0	65.2
Reinsurance contract assets held	—	—	10.7	10.7
Deferred income tax assets	—	—	0.3	0.3
Goodwill and intangible assets	—	—	8.3	8.3
Other assets	—	0.2	8.8	9.0
Other holding company assets	0.2	(0.2)	—	—
Total assets	32.5	—	64.3	96.8
Liabilities
Accounts payable and accrued liabilities	0.5	—	5.6	6.1
Derivative obligations	—	—	0.4	0.4
Deferred income tax liabilities	—	—	1.7	1.7
Insurance contract payables	—	—	0.9	0.9
Insurance contract liabilities	—	—	47.6	47.6
Borrowings – holding company and insurance and reinsurance companies	—	7.9	1.0	8.9
Borrowings – non-insurance companies	—	—	2.9	2.9
Borrowings – holding company	7.9	(7.9)	—	—
Total liabilities	8.4	—	60.0	68.4
Equity
Common shareholders’ equity	23.0	—	—	23.0
Preferred stock	1.1	—	—	1.1
Shareholders’ equity attributable to shareholders of Fairfax	24.1	—	—	24.1
Non-controlling interests	—	—	4.3	4.3
Total Equity	24.1	—	4.3	28.4
Total Liabilities and Total Equity	32.5	—	64.3	96.8

Directors of the Company
Robert J. Gunn
Corporate Director
The Right Honourable David L. Johnston
Corporate Director
Karen L. Jurjevich
Corporate Director
Christine A. Magee (nominated March 2025)
Corporate Director
R. William McFarland
Corporate Director
Christine N. McLean
Corporate Director
Brian J. Porter
Corporate Director
Timothy R. Price
Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Lauren C. Templeton
President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
Chairman and Chief Executive Officer of the Company
William C. Weldon
Corporate Director
Officers of the Company
Jennifer Allen
Vice President and Chief Financial Officer
Bryan Bailey
Vice President, Tax
Derek Bulas
Vice President, Chief Legal Officer and Corporate Secretary
Peter Clarke
President and Chief Operating Officer
Jean Cloutier
Vice President and Chairman International
Olivier Quesnel
Vice President and Chief Actuary
Thomas Rowe
Vice President, Corporate Affairs
John Varnell
Vice President, Corporate Development
Michael Wallace
Vice President, Insurance Operations
V. Prem Watsa
Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
General Counsel
Torys LLP

Operating Management
      Fairfax Insurance Group
Andrew A. Barnard, Chairman
Brian D. Young, President
Jonathan Godown, Executive Vice President
      Northbridge
Silvy Wright, President
Northbridge Financial Corporation
      Odyssey Group
Carl Overy, President
Odyssey Group Holdings, Inc.
      Crum & Forster
Marc Adee, President
Crum & Forster Holdings Corp.
      Zenith National
Davidson Pattiz, President
Zenith National Insurance Corp.
      Brit
Martin Thompson, President
Brit Limited
      Allied World
Lou Iglesias, President
Allied World Assurance Company Holdings, Ltd
      Fairfax Asia
Gobinath Athappan, Chief Executive Officer
      Insurance and Reinsurance – Other
Bruno Camargo, President
Fairfax Brasil
Jacek Kugacz, President
Polish Re
Peter Csakvari, President
Colonnade Insurance
JP Blignaut, President
Bryte Insurance
Fabricio Campos, President
Fairfax Latin America
Andrey Peretyazhko, President
ARX Insurance
Oleksiy Muzychko, President
Universalna Insurance
Khaled Saoud Al Hasan, Group Chief Executive Officer
Gulf Insurance
Paul Adamson, Chief Executive Officer
GIG Gulf
      Eurolife
Alexander Sarrigeorgiou, President
Eurolife FFH Insurance Group
      Run-off
Bob Sampson, President
RiverStone Group
      Other
Bijan Khosrowshahi, President
Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone:  (416) 367-4941
Website:  www.fairfax.ca